As filed with the Securities and Exchange Commission on July 14, 2006
Registration No. 333-135060

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IntercontinentalExchange, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6200	58 2555 670
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2100 RiverEdge Parkway
Suite 500
Atlanta, GA 30328
(770) 857-4700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Johnathan H. Short, Esq.
General Counsel
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, GA 30328
(770) 857-4700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David B. Harms, Esq. David J. Gilberg, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	William F. Gorin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Proposed Maximum Offering	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	Price per Share(2)	Price(2)	Fee(2)(3)
Common Stock, par value $0.01 per share	9,200,000	$46.36	$426,512,000	$45,637

(1)	Includes 1,200,000 shares of common stock that may be purchased by the underwriters from the selling shareholders upon the exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. Based on the average of the high and low sales prices reported on the New York Stock Exchange Composite Tape on June 14, 2006.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED JULY 14, 2006.

8,000,000 Shares

Common Stock

This is a public offering of common stock of IntercontinentalExchange, Inc.

The selling shareholders are offering 7,975,000 shares in the offering and we are offering an additional 25,000 shares. We will not receive any proceeds from the sale of the shares being sold by the selling shareholders.

Our common stock is listed on the New York Stock Exchange under the symbol “ICE.” On July 13, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $59.80 per share.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to IntercontinentalExchange, Inc.	$	$
Proceeds, before expenses, to the selling shareholders	$	$

To the extent that the underwriters sell more than 8,000,000 shares of our common stock, the underwriters have the option to purchase up to an additional 1,200,000 shares from the selling shareholders at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock in New York, New York on          , 2006.

Goldman, Sachs & Co.	Morgan Stanley

UBS Investment Bank	William Blair & Company	Sandler O’Neill + Partners, L.P.

Societe Generale

Prospectus dated          , 2006

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless otherwise indicated, the terms “IntercontinentalExchange”, “we”, “us”, “our”, “our company” and “our business” refer to IntercontinentalExchange, Inc. or IntercontinentalExchange, LLC, as applicable, together with our consolidated subsidiaries. Due to rounding, figures in tables may not sum exactly.

BUSINESS

Overview

We operate the leading electronic global futures and over-the-counter, or OTC, marketplace for trading a broad array of energy products. Currently, we are the only marketplace to offer an integrated electronic platform for side-by-side trading of energy products in both futures and OTC markets. Through our electronic trading platform, our marketplace brings together buyers and sellers of derivative and physical energy commodities contracts. Our electronic platform increases the accessibility and transparency of the energy commodities markets and enhances the speed and quality of trade execution. The open architecture of our business model — meaning our ability to offer centralized access to trading in regulated futures markets and in OTC contracts on a cleared or bilateral basis through multiple interfaces — allows our participants to optimize their trading operations and strategies. We conduct our OTC business directly, and our futures business through our wholly-owned subsidiary, ICE Futures. ICE Futures is the largest energy futures exchange outside of North America, as measured by 2005 traded contract volumes. We also offer a variety of market data services for both futures and OTC markets through ICE Data, our market data subsidiary.

For the three months ended March 31, 2006, 36.6 million contracts were traded in our combined futures and OTC markets, up 86.9% from 19.6 million contracts traded for the three months ended March 31, 2005. For the year ended December 31, 2005, 104.1 million contracts were traded in our combined futures and OTC markets, up 56.5% from 66.5 million contracts traded for the year ended December 31, 2004. Our revenues consist of transaction fees, market data fees and other revenues. On a consolidated basis, for the three months ended March 31, 2006, we generated $50.3 million in revenues (representing a 58.0% increase compared to $31.8 million for the three months ended March 31, 2005) and $19.7 million in net income (representing a 121.7% increase compared to $8.9 million for the three months ended March 31, 2005). On a consolidated basis, we generated $155.9 million in revenues for the year ended December 31, 2005 (representing a 43.8% increase compared to $108.4 million for the year ended December 31, 2004) and $40.4 million in net income for the year ended December 31, 2005 (representing a 84.1% increase compared to $21.9 million for the year ended December 31, 2004). The financial results for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to a payment made to EBS Dealing Resources, Inc., or EBS, to settle litigation.

Our History

Our company was formed in May 2000 with the goal of developing a platform to provide a more transparent and efficient market structure for OTC energy commodities trading. Our predecessor company, Continental Power Exchange, Inc., which was wholly owned by Jeffrey C. Sprecher, our chairman and chief executive officer, contributed to us all of its assets in May 2000, which consisted principally of electronic trading technology, and its liabilities, in return for a minority equity interest in our company. In June 2001, we expanded our business into futures trading by acquiring ICE Futures Holdings Plc (formerly known as IPE Holdings Plc), the owner of ICE Futures (formerly known as the International Petroleum Exchange), which, at the time, was operated predominantly as a floor-based, open-outcry exchange. The International Petroleum Exchange had been seeking to expand its electronic trading capabilities since the late 1990s following the emergence of the industry trend toward electronic trade execution. At the time, we were seeking to expand our product offerings and to gain access to clearing and settlement services. Based on the complementary nature of our businesses, we acquired the International Petroleum Exchange to develop a leading platform for energy commodities trading that would offer liquidity in both the futures and OTC markets. The International Petroleum Exchange, as a regulated futures exchange, had both established liquidity and an established brand in global energy markets. Prior to our acquisition of the International Petroleum Exchange, we offered trading only in OTC markets. The International Petroleum Exchange was formed in 1980 by a group of energy and futures companies. The Brent Crude futures contract, its benchmark contract, was launched in 1988.

Our Business

Our marketplace is globally accessible, promotes price transparency and offers participants the opportunity to trade a variety of energy products. Our key products include contracts based on crude or refined oil, natural gas and power. Our derivative and physical products provide participants with a means for managing risks associated with changes in the prices of these commodities, asset allocation, ensuring physical delivery of select commodity products, speculation and arbitrage. The majority of our trading volume is financially, or cash, settled, meaning that settlement is made through cash payments based on the value of the underlying commodity, rather than through physical delivery of the commodity itself.

We operate our business in three distinct markets: futures markets, OTC markets and market data markets. We operate our futures markets through our regulated subsidiary, ICE Futures, a Recognized Investment Exchange based in London, which gained recognition from the Financial Services Authority, the regulatory authority that governs, among other things, commodities futures exchanges in the United Kingdom, in accordance with the terms of the Financial Services and Markets Act of 2000. Futures markets offer trading in standardized derivative contracts and OTC markets offer trading in over-the-counter, or off-exchange, derivative contracts, including contracts that provide for the physical delivery of an underlying commodity and contracts that provide for financial settlement based on the prices of underlying commodities. All futures and cleared OTC contracts are cleared through a central clearinghouse. We offer OTC contracts that can be traded on a bilateral basis and certain OTC contracts that can be traded on a cleared basis. Bilateral contracts are settled between counterparties, while cleared contracts are novated to a clearinghouse, where they are marked to market and margined daily before final settlement at expiration. We do not take proprietary trading positions in derivatives contracts on commodities and other financial instruments in our markets. We also offer a variety of market data services for both futures and OTC markets through ICE Data, our market data subsidiary.

We operate our futures and OTC markets exclusively on our electronic platform. We believe that electronic trading offers substantial benefits to our market participants. In contrast to alternate means of trade execution, such as telephones and trading floors, market participants executing trades electronically on our platform are able to achieve price improvement and cost efficiencies through greater transparency and firm posted prices, reduce trading errors and eliminate the need for market intermediaries. In addition to trade execution, our electronic platform offers a comprehensive suite of trading-related services, including electronic trade confirmation, access to clearing services and risk management functionality. Our trading-related services are designed to support the trading operations of our participants. Through our electronic platform, we facilitate straight-through processing of trades, with the goal of providing seamless integration of front-, back- and mid-office trading activities.

Our Competitive Strengths

We have established ourselves as the leading electronic marketplace for combined global futures and OTC energy commodities trading by leveraging a number of key strengths, including:

•	highly liquid global markets and benchmark contracts;

•	leading electronic energy trading platform;

•	integrated access to futures and OTC markets;

•	highly scalable, proven technology infrastructure;

•	transparency and independence; and

•	strong value proposition.

Highly Liquid Global Markets and Benchmark Contracts

We offer liquid markets in a number of the most actively traded global energy commodities products. We operate the leading market for trading in Brent crude futures, as measured by the volume of contracts traded in 2005.

The ICE Brent Crude futures contract that is listed by ICE Futures is a leading benchmark for pricing light, sweet crude oil produced and consumed outside of the United States. Similarly, the ICE Gas Oil futures contract is a leading benchmark for the pricing of a range of refined oil products outside the United States. We also operate the leading market for trading in cleared OTC Henry Hub natural gas contracts, with 13.9 million contracts traded for the three months ended March 31, 2006 and 42.8 million contracts traded for the year ended December 31, 2005, compared to 3.6 million and 10.4 million cleared OTC Henry Hub natural gas contracts traded by our nearest competitor during the same periods. The Henry Hub natural gas market is the most liquid natural gas market in North America. We believe that our introduction of cleared OTC products has enabled us to attract significant liquidity in the OTC markets we operate.

Leading Electronic Energy Trading Platform

Our leading electronic trading platform provides centralized and direct access to trade execution for a variety of energy products. We operate our futures and OTC markets exclusively on our electronic platform. Our electronic platform has enabled us to attract significant liquidity from traditional market participants as well as new market entrants seeking the efficiencies and ease of execution offered by electronic trading. We have developed a significant global presence with thousands of active screens at over 1,000 OTC participant firms and over 450 futures participant firms as of March 31, 2006.

Integrated Access to Futures and OTC Markets

We attribute the growth in our business in part to our ability to offer qualified market participants integrated access to futures and OTC markets. Our integrated and electronic business model allows us to respond rapidly to our participants’ needs, changing market conditions and evolving trends in the markets for energy commodities trading by introducing new products, functionality and increased access for energy market participants.

Highly Scalable, Proven Technology Infrastructure

Our electronic trading platform provides rapid trade execution and is, we believe, one of the world’s most flexible, efficient and secure systems for commodities trading. We have designed our platform to be highly scalable — meaning that we can expand capacity and add new products and functionality efficiently at relatively low cost and without disruption to our markets. Our platform can also be adapted and leveraged for use in other markets, as demonstrated by the decision of the Chicago Climate Exchange to operate its emissions-trading market on our platform. We believe that our commitment to investing in technology to enhance our platform will continue to contribute to the growth and development of our business.

Transparency and Independence

We offer market participants price transparency, meaning a complete view of the depth and liquidity of our markets and transactional data, through our electronic platform. This is in contrast to the lack of transparency of traditional open-outcry exchanges and voice-brokered markets. All orders placed on our platform are executed in the order in which they are received, ensuring that all participants have equal execution priority. In addition, our transparent electronic markets facilitate regulation through increased market visibility, and our systems generate and maintain complete and confidential records of all transactions executed in our markets.

Our board of directors is structured to be independent from our participants and trading activity on our electronic platform, which allows our board to act impartially in making decisions affecting trading activity. In contrast, many of our competitors are governed by their members or other market participants. We believe that our governance structure promotes shareholder value and the operation of fair and efficient markets. We also believe that it provides us with greater flexibility to introduce new products and services, and to evaluate and pursue growth opportunities while ensuring impartial treatment for our participants. In addition, we do not participate as a principal in any trading activities, which allows us to avoid potential conflicts of interest that could arise from engaging in trading activities while operating our marketplace.

Strong Value Proposition

We believe that, by using our electronic platform, market participants benefit from price transparency and can achieve price improvement over alternate means of trading. Electronic trade execution offers time and cost efficiencies by providing firm posted prices and reducing trade-processing errors and back office overhead, and allows us to accelerate the introduction of new products on our platform. The combination of electronic trade execution and integrated trading and market data services facilitates automation by our participants of all phases of trade execution and processing from front-office to back-office, and ranging from trading and risk management to trade settlement. In addition, in our futures business, eligible participants who become members may trade directly in our markets by paying a maximum annual membership fee of approximately $11,000 per year. In contrast, on the New York Mercantile Exchange, or NYMEX, which is our principal competitor, participants are required to purchase a “seat” on the exchange before they are eligible to trade directly on or gain membership in the exchange, the cost of which is substantial (approximately $1.2 million based on a June 6, 2006 NYMEX seat sale price). While a “seat” conveys a right of ownership and other benefits to its member, it poses a significant barrier to gaining direct access to certain futures exchange markets that are owned by members.

Selected Risk Factors

We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. You should consider these risks before investing in our company. Risks to our business include:

•	Competition. We face intense competition from exchanges, voice brokers and other electronic platforms, some of which are larger than we are and have greater financial resources, broader product offerings, more participants, less regulation and longer operating histories. Competition in the market for commodities trading could increase if new electronic trading platforms or futures exchanges are established, or if existing platforms or exchanges that currently do not trade energy commodities products decide to do so. NYMEX announced in April 2006 that it had entered into a definitive technology services agreement with the Chicago Mercantile Exchange, or CME, pursuant to which CME, through CME Globex, will become the exclusive electronic trading services provider for NYMEX’s energy futures and options contracts. Our business depends on our ability to compete successfully.

•	Dependence on Trading Volumes, Market Liquidity and Price Volatility. Our business is primarily transaction-based, and declines in trading volumes and market liquidity will adversely affect our profitability. Trading volume is driven primarily by the degree of volatility — the magnitude and frequency of fluctuations — in prices of commodities. In particular, our revenues depend heavily on trading volumes in the markets for our ICE Brent Crude and ICE Gas Oil futures contracts and our OTC North American natural gas and power contracts, which represent a significant percentage of our revenues.

•	Dependence on LCH.Clearnet. We currently do not own our own clearinghouse and must rely on LCH.Clearnet to provide clearing services to trade futures and cleared OTC contracts in our markets. We cannot continue to operate our futures markets or offer cleared OTC contracts without clearing services.

•	Regulation. We operate our OTC markets in the United States as an exempt commercial market under the Commodity Exchange Act, and we operate our futures markets through a regulated Recognized Investment Exchange subject to regulation by the United Kingdom’s Financial Services Authority, or FSA. In the United States, our futures products are not regulated by the Commodity Futures Trading Commission, or CFTC, and are offered to customers pursuant to a series of CFTC no-action letters. Recently, the CFTC announced that it intends to re-examine its use of the no-action letter process and held a public hearing on June 27, 2006 to consider what constitutes a foreign board of trade that is not subject to CFTC jurisdiction and regulation. Our ability to offer new futures products under our existing no-action relief could be impacted by the pendency of the CFTC’s policy review and any actions taken by the CFTC as a result of its policy review. We cannot predict what level of additional regulation our futures business and futures products may be subjected to as a result of this CFTC policy review. If we are unable to offer additional products, or if our offerings of products are subject to additional regulatory constraints, our business could be adversely affected. In addition, our failure to comply with existing regulatory requirements, and possible future changes in these requirements, could adversely affect our business.

•	Litigation. We are subject, from time to time, to claims that we are infringing on the intellectual property rights of others, which can result in litigation. For example, our principal competitor, NYMEX, filed suit against us alleging we infringed its intellectual property rights. Our motion for summary judgment was granted by the federal district court in September 2005, and on October 13, 2005, NYMEX filed a notice of appeal. If NYMEX is successful in its appeal and the matter is determined adversely to us after a trial, our business would be materially and adversely affected. Unfavorable outcomes of litigation could adversely affect our business.

For a discussion of the significant risks associated with operating our business, our industry or investing in our common stock, you should read the section entitled “Risk Factors” beginning on page 12 of this prospectus.

Our Growth Strategy

We seek to advance our leadership position by focusing our efforts on the following key strategies for growth:

Attract New Market Participants

In recent years, our participant base has expanded and diversified due to the emergence of new participants in the energy commodities markets. These new participants range from producers and consumers of commodities to financial services companies, such as investment banks, hedge funds, proprietary trading firms and asset managers that are increasingly seeking hedging, trading and risk management strategies within the energy sector. Many of these participants have been attracted to the energy markets in part due to the availability of electronic trading. We intend to continue to expand our participant base by targeting these and other new market participants and by offering electronic trade execution and processing capabilities that meet the risk management requirements of a broad range of market participants.

Increase Connectivity to Our Marketplace

Our participants may access our electronic platform for trading in our futures markets through our own Internet-based front-end or through the front-end systems developed by any of 12 independent software vendors. These represent a substantial portion of the independent software vendors that serve the commodities futures markets. Furthermore, participants in our futures markets can access our platform directly through their own proprietary interfaces or through a number of member brokerage firms. Qualified participants may access our OTC markets through our Internet-based front-end or, in the case of some of our most liquid markets, through a recognized independent software vendor. We intend to extend our initiatives in this area by continuing to establish multiple points of access with our existing and prospective market participants.

Expand Our Market Data Business

We will continue to leverage the value of the market data derived from our trade execution, clearing and confirmation system by developing enhancements to our existing information services and creating new market data products. We also publish daily transaction-based indices for the North American spot natural gas and power markets based on data collected from trading activity on our platform. In addition, we sell real-time and historical futures quotes and other futures market data through over 40 data vendors that distribute this information, directly and through various sub-vendors, to tens of thousands of subscribers around the world. We believe that the database of information generated by our platform serves as the single largest repository of energy market data. As a result of the breadth of our global data offerings, we believe that we are well positioned to meet the growing demand for increased availability of energy market data.

Develop New Trading Products and Services

We continually develop and launch new products designed to meet market demand and the needs of our participants. In February 2006, we successfully launched the ICE West Texas Intermediate, or WTI, Crude futures contract. The addition of WTI crude futures to ICE Futures’ suite of energy futures and options contracts brings the world’s two most significant light, sweet crude oil benchmarks together on our trading platform. WTI is the leading benchmark for crude prices in the United States, and Brent is the leading benchmark for pricing crude and refined products produced and consumed outside of the United States. The ICE WTI Crude futures contract has achieved significant volumes since its launch in February 2006, reaching a record high of 178,960 contracts traded on July 13, 2006 out of a record total of 497,656 futures contracts traded on our platform on that date. In February 2006, we announced plans to introduce more than 50 additional cleared contracts on our OTC markets in 2006. To date, we have launched over 50 of these planned cleared contracts and plan to launch additional cleared contracts in the near future. We have also launched two new cash-settled futures products, the ICE New York Harbor Unleaded Gasoline Blendstock, or RBOB, futures contract and the ICE New York Harbor Heating Oil futures contract.

Pursue Select Strategic Opportunities

We are actively exploring and evaluating strategic acquisitions and alliances to strengthen our current business and grow our company. We intend to pursue strategic transactions and may acquire other businesses, products or technologies to expand our products and services, advance our technology or take advantage of new developments and potential changes in our industry. Strategic transactions may involve acquiring or making a strategic investment in an existing clearinghouse to provide services directly to participants in our futures and OTC markets or establishing our own clearinghouse, or acquiring or entering into agreements with businesses complementary to our market data business or businesses that offer risk management or other complementary services. Any such transactions could happen at any time, could be material to our business and could take any number of forms. There are risks associated with such transactions, including risks associated with the level of required financing, the impact on our stock price and the demands on our management.

Recent Developments

Subject to final review and closing of our quarterly financials, we expect to report the following revenues. For the three months ended June 30, 2006, we expect to report consolidated revenues of approximately $73.3 million, compared to $37.5 million reported for the same period in 2005. In our futures business segment, we expect to report approximately $29.4 million in transaction fee revenues for this period compared to $13.9 million reported for the same period in 2005. In our OTC business segment, we expect to report approximately $34.1 million in transaction fee revenues for this period compared to $19.2 million reported for the same period in 2005. We expect to report approximately $8.7 million in consolidated market data fee revenues for this period compared to $3.5 million reported for the same period in 2005. Our revenue growth is due principally to increased volumes in our futures and OTC markets.

During April, May and June 2006 and 2005, we reported the following volume and commission levels in our futures and OTC markets, respectively:

	ICE Futures Average	ICE Futures Total Volume	ICE OTC Average Daily
	Daily Volume (Contracts)	(Contracts)	Commissions

June 2006	353,058	7,767,267	$507,647
June 2005	172,665	3,798,639	$339,446
Year-over-Year Increase	104.5%	104.5%	49.6%

May 2006	338,792	7,453,433	$583,537
May 2005	159,242	3,184,846	$262,538
Year-over-Year Increase	112.8%	134.0%	122.3%

April 2006	305,285	5,800,412	$483,343
April 2005	136,897	2,874,836	$275,649
Year-over-Year Increase	123.0%	101.8%	75.3%

April to June 2006	333,668	21,021,112	$526,824
April to June 2005	156,481	9,858,321	$293,277
Year-over-Year Increase	113.2%	113.2%	79.6%

You may contact us at our principal executive offices, located at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328, or by telephone at (770) 857-4700. You may find us on the Internet at www.theice.com. Information contained on our website does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

The Offering

Common stock offered by us	25,000 shares

Common stock offered by the selling shareholders	7,975,000 shares(1)

Total common stock offered	8,000,000 shares(1)

Common stock to be outstanding after the offering	55,588,696 shares(1)(2)

Use of proceeds	We intend to use the net proceeds to pay our costs and expenses associated with conducting this offering. We will not receive any proceeds from the sale of common stock by the selling shareholders.

Voting rights	The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our common shareholders.

Dividends	We do not anticipate paying any cash dividends in the foreseeable future.

New York Stock Exchange symbol	“ICE”

Risk Factors	Please read “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering, as set forth above and elsewhere in this prospectus, unless otherwise specified, is based on 55,563,696 shares of our common stock outstanding as of March 31, 2006. This number of shares of common stock to be outstanding excludes:

•	4,594,392 shares of our common stock reserved for issuance upon the exercise of options under our 2000 Stock Option Plan, subject to outstanding options as of March 31, 2006, at a weighted average exercise price of $9.53 per share, and 402,424 shares of common stock available for future issuance under such plan;

•	1,446,674 shares of our common stock reserved for issuance under our 2004 Restricted Stock Plan, subject to outstanding grants as of March 31, 2006, and 28,326 shares of common stock available for future issuance under such plan;

•	150,184 shares of our common stock reserved for issuance under our 2005 Equity Incentive Plan, subject to outstanding grants as of March 31, 2006, and 1,974,816 shares of common stock available for future issuance under such plan; and

•	24,865 shares of our common stock reserved for issuance under our 2003 Restricted Stock Deferral Plan for Outside Directors, subject to outstanding grants as of March 31, 2006, and 225,135 shares of common stock available for future issuance under such plan.

(1)	Does not include 1,200,000 shares of common stock that may be sold by the selling shareholders if the underwriters choose to exercise in full their option to purchase additional shares. See “Underwriting.” Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ option to purchase additional shares is not exercised.

(2)	Includes 55,585,485 shares of common stock, no shares of Class A Common Stock, Series 1, or Class A1 shares, and 3,211 shares of Class A Common Stock, Series 2, or Class A2 shares. In connection with our initial public offering, we effected a recapitalization, pursuant to which we created a new class of common stock and granted holders of our Class A1 shares and Class A2 shares the right to convert their Class A shares into an equal number of shares of new common stock. All of the Class A1 shares have been converted into shares of new common stock. In this prospectus, “common stock” refers to shares of new common stock, Class A common stock, or both, as the context may require. See “Organization — Recapitalization.”

Summary Consolidated Financial Data

The following tables present our summary consolidated financial data as of and for the dates and periods indicated. We derived the summary consolidated financial data set forth below for the three months ended March 31, 2006 and 2005 and as of March 31, 2006 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We derived the summary consolidated financial data set forth below for the years ended December 31, 2005, 2004 and 2003 and as of December 31, 2005 and 2004 from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus.

The summary consolidated financial data presented below is not indicative of our results for any future period. In management’s opinion, the unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited consolidated data. The summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands, except for share and per share data)

Consolidated Statement of Income/(Loss) Data
Revenues(1):
Transaction fees, net(2)	$43,235	$27,085	$136,976	$90,906	$81,434
Market data fees	6,022	3,482	14,642	12,290	9,624
Other	1,025	1,261	4,247	5,218	2,688

Total revenues	50,282	31,828	155,865	108,414	93,746

Operating expenses:
Compensation and benefits	10,617	7,886	35,753	30,074	26,236
Professional services	2,690	3,200	10,124	12,312	13,066
Selling, general and administrative	6,134	4,376	18,886	16,610	16,185
Floor closure costs(3)	—	—	4,814	—	—
Settlement expense(4)	—	—	15,000	—	—
Depreciation and amortization	3,188	3,958	15,083	17,024	19,341

Total operating expenses	22,629	19,420	99,660	76,020	74,828

Operating income	27,653	12,408	56,205	32,394	18,918
Other income, net	1,108	992	3,790	1,328	948

Income before income taxes	28,761	13,400	59,995	33,722	19,866
Income tax expense	9,097	4,530	19,585	11,773	6,489

Net income(5)	$19,664	$8,870	$40,410	$21,949	$13,377

Redemption adjustments to redeemable stock put(6)	—	—	(61,319)	—	8,378
Deduction for accretion of Class B redeemable common stock(7)	—	—	—	—	(1,768)

Net income (loss) available to common shareholders	$19,664	$8,870	$(20,909)	$21,949	$19,987

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands, except for share and per share data)

Earnings (loss) per common share(8):
Basic	$0.35	$0.17	$(0.39)	$0.42	$0.37

Diluted	$0.33	$0.17	$(0.39)	$0.41	$0.37

Weighted average common shares outstanding(8):
Basic	55,532,693	52,866,295	53,217,874	52,865,108	54,328,966

Diluted	58,972,248	53,063,138	53,217,874	53,062,078	54,639,708

(1)	Includes revenues from related parties generated in the ordinary course of our business. For a presentation and discussion of our revenues attributable to related parties for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003, see our consolidated statements of income and note 13 to our consolidated financial statements that are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. For a discussion of these rebates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenues — Transaction Fees” included elsewhere in this prospectus.

(3)	In April 2005, we closed our open-outcry trading floor in London to take advantage of increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position. Costs associated with the floor closure were $4.8 million and are classified as “Floor closure costs” in the accompanying consolidated statement of income for the year ended December 31, 2005. Floor closure costs include lease terminations for the building where the floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, legal costs, asset impairment and other associated costs. No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred. See note 18 to our consolidated financial statements that are included elsewhere in this prospectus.

(4)	In September 2005, we settled the legal action brought by EBS related to alleged patent infringement. Under the settlement agreement, we made a payment to EBS of $15.0 million, and were released from the legal claims brought against us without admitting liability. The payment was recorded as “Settlement expense” in the accompanying consolidated statement of income for the year ended December 31, 2005. See note 17 to our consolidated financial statements that are included elsewhere in this prospectus.

(5)	The financial results for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to the payment made to EBS to settle litigation.

(6)	In connection with our formation, we granted a put option to Continental Power Exchange, Inc., an entity controlled by our chairman and chief executive officer, Jeffrey C. Sprecher. The put option would have required us under certain circumstances to purchase Continental Power Exchange, Inc.’s equity interest in our business at a purchase price equal to the greater of the fair market value of the equity interest or $5 million. We initially recorded the redeemable stock put at the minimum $5 million redemption threshold. We adjusted the redeemable stock put to its redemption amount at each subsequent balance sheet date. Adjustments to the redemption amount were recorded to retained earnings or, in the absence of positive retained earnings, additional paid-in capital. In October 2005, we entered into an agreement with Continental Power Exchange, Inc. to terminate the redeemable stock put upon the closing of our initial public offering of common stock in November 2005. We increased the redeemable stock put by $61.3 million during the year ended December 31, 2005 to reflect an increase in the estimated fair value of our common stock from $8.00 per share as of December 31, 2004 to $35.90 per share as of November 21, 2005, the closing date of our initial public offering of common stock and the termination date of the redeemable stock put. The balance of the redeemable stock put on November 21, 2005 was $78.9 million and was reclassified to additional paid-in capital upon its termination. See note 10 to our consolidated financial statements that are included elsewhere in this prospectus. In connection with the termination of the put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc. pursuant to which we may be obligated to pay the expenses of registration, including underwriting discounts up to a maximum of $4.5 million.

(7)	We redeemed all of our Class B redeemable common stock on November 23, 2004 at a price of $23.58 per share, for aggregate consideration of $67.5 million. Upon its issuance on June 18, 2001, we recorded our Class B redeemable common stock at its discounted present value of $60.2 million. We recorded charges to retained earnings for the accretion of this amount up to the $67.5 million redemption value of our Class B redeemable common stock over a two-year period ending in June 2003, which was the earliest potential redemption date.

(8)	The impact of outstanding stock options is considered to be antidilutive in the calculation of diluted earnings per share when a net loss available to common shareholders is reported. Our outstanding stock options have not been included in the computation of diluted loss per share for the year ended December 31, 2005 due to the $20.9 million net loss available to common shareholders as a result of the $61.3 million charged to retained earnings related to the redeemable stock put adjustments. Therefore, our diluted loss per share is computed in the same manner as basic loss per share for the year ended December 31, 2005.

	As of March 31,		As of December 31,
	2006(1)	2006	2005	2004
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents(2)	$8,647	$8,198	$20,002	$61,199
Restricted cash	12,942	12,942	12,578	18,421
Short-term investments(2)	133,893	133,893	111,181	5,700
Total current assets	182,384	181,935	164,015	100,042
Long-term investments(3)	8,618	8,618	2,296	—
Total assets	292,144	291,696	265,770	207,518
Total current liabilities	28,249	28,249	26,394	34,440
Revolving credit facility(2)	—	—	—	25,000
Redeemable stock put(4)	—	—	—	17,582
Shareholders’ equity	257,110	256,661	232,623	132,149

(1)	As adjusted to reflect the sale of shares of our common stock in this offering at an assumed offering price of $59.80 per share (the last reported sale price of our common stock on the New York Stock Exchange on July 13, 2006), after deducting the underwriting discount and our estimated expenses in this offering.

(2)	We received net proceeds from our initial public offering of our common stock in November 2005 of $60.8 million, after deducting the underwriting discount. We used a portion of these net proceeds to repay all outstanding borrowings under our $25.0 million revolving credit facility. We also invested a portion of our cash in excess of short-term operating needs in investment-grade marketable debt securities and municipal bonds.

(3)	Represents available-for-sale investments that we intend to hold for more than one year pursuant to our cash investment policy. See note 4 to our consolidated financial statements that are included elsewhere in this prospectus.

(4)	In October 2005, we entered into an agreement with Continental Power Exchange, Inc. to cancel the redeemable stock put upon the closing of the initial public offering of our common stock in November 2005. See note 10 to our consolidated financial statements that are included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)

Operating Data:
Our total average daily exchange fee and commission fee revenues(1)	$677	$438	$538	$353	$294
Our Trading Volume(2):
Futures volume	16,659	8,739	42,055	35,541	33,341
Futures average daily volume	260	143	166	140	132
OTC volume	19,970	10,859	61,999	30,961	24,260
OTC average daily volume	322	178	247	123	97

(1)	Represents the total exchange fee and commission fee revenues for the period divided by the number of trading days during the period.

(2)	Volume is calculated based on the number of contracts traded in our markets, which is the number of round turn trades. Each round turn trade represents a matched buy and sell order of one contract. Average daily volume represents the total volume, in contracts, for the period divided by the number of trading days during that period.

RISK FACTORS

The purchase of our common stock involves significant investment risks. The risks described below comprise the material risks of which we are aware. You should consider these risks carefully before making a decision to invest in our common stock. In addition, there may be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us, that later prove to be material. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks Relating to Our Business

We face intense competition from regulated exchanges, voice brokers and other electronic platforms, which could adversely affect our business. If we are not able to compete successfully, our business will not survive.

The market for commodities trading facilities is highly competitive and we expect competition to intensify in the future. Our current and prospective competitors, both domestically and internationally, are numerous.

Our principal competitor, the New York Mercantile Exchange, Inc., or NYMEX, is a regulated, predominantly open-outcry futures exchange that offers trading in futures products and options on those futures in the crude oil, gas and metals markets, among other commodities markets. NYMEX has also established two electronic platforms: NYMEX Access and ClearPort, although NYMEX recently entered into an agreement with the Chicago Mercantile Exchange, or CME, under which CME will exclusively list NYMEX energy contracts on its electronic trading platform. NYMEX is larger than we are and has greater financial resources, a broader participant base and a longer operating history. NYMEX also operates its own clearinghouse, which may give it greater flexibility in introducing new products and clearing services than we are able to offer through our relationship with LCH.Clearnet, formerly known as the London Clearing House, a clearinghouse based in London. Unlike NYMEX, we may be limited in the number of cleared OTC contracts that we are able to offer, since we must first obtain approval from LCH.Clearnet to offer such products. Our relationship with LCH.Clearnet is also subject to termination by either party upon one year’s notice. See “— We do not own our own clearinghouse and must rely on LCH.Clearnet to provide clearing services for the trading of futures and cleared OTC contracts in our markets. We cannot continue to operate our futures and cleared OTC businesses without clearing services.”

NYMEX has taken several actions in the past year to improve its competitive position. In September 2005, NYMEX’s board of directors selected General Atlantic, a leading private equity firm, as a minority investment partner to assist NYMEX in evaluating its strategic options, which may include an initial public offering of NYMEX common stock in late 2006. Pursuant to a stock purchase agreement entered into in November 2005, and as amended in February 2006, General Atlantic agreed to invest $160 million for a 10% equity investment in NYMEX. The transaction was approved by NYMEX stockholders in March 2006, together with a plan to restructure the NYMEX board. The initiatives set forth by General Atlantic and NYMEX include augmenting NYMEX’s open outcry trading model and developing opportunities in market data, clearing and complementary electronic trading, which will likely intensify competition between us and NYMEX.

In addition to its alliance with General Atlantic as a strategic partner, NYMEX also undertook initiatives to offer increased access to electronic trading in its futures contracts. In February 2006, NYMEX launched a “mini” version of the Brent crude futures contract. In April, NYMEX announced that it had entered into a definitive technology services agreement with CME pursuant to which CME, through CME Globex, will become the exclusive electronic trading services provider for NYMEX’s energy futures and options contracts. Under this agreement, the CME will host trading in mini versions of NYMEX’s contracts and full size versions of the contracts. Initial trading of NYMEX’s energy products on CME Globex began in June 2006 with full roll-out expected by the third quarter of 2006. This agreement is expected to increase access to trading in NYMEX contracts and could increase the liquidity of NYMEX’s markets by offering customers electronic trading capabilities that NYMEX previously did not offer its customers. Our business could be materially and adversely affected if our trading volumes decline and we lose liquidity in our markets due to participants opting to trade competing NYMEX contracts. In these circumstances, the markets with the highest trading volumes, and therefore the most liquidity, would likely have a growing competitive advantage over other markets. This could put us at a greater disadvantage relative to NYMEX, whose markets are larger and more established than ours.

We also have been involved in litigation with NYMEX, in which NYMEX asserted against us claims of intellectual property infringement related to our use of and reference to NYMEX settlement prices in our cleared OTC swap contracts for Henry Hub natural gas and West Texas Intermediate crude oil. The federal district court granted our motion for summary judgment in September 2005, dismissing the claims filed against us by NYMEX. The case is presently on appeal before the Second Circuit Court of Appeals. If NYMEX is successful in its appeal, and the matter is determined adversely to us in any subsequent trial, our business would be materially and adversely affected. See also “— Any infringement by us on the intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or increase the cost of providing, our products and services” and “Regulation and Legal Proceedings — Legal Proceedings — NYMEX Claim of Infringement.”

In addition to NYMEX, we also currently compete with:

•	voice brokers active in the commodities markets, including Amerex, ICAP, Prebon Yamane and Tradition (North America);

•	other electronic energy trading platforms, such as NGX (a subsidiary of the Toronto Stock Exchange) and Houston Street;

•	energy futures exchanges, such as European Energy Derivatives Exchange, or Endex (formerly known as Amsterdam Power Exchange), Nord Pool, and Powernext; and

•	market data vendors, such as Bloomberg, Reuters, Argus and Platts (a division of The McGraw-Hill Companies Inc.).

We may also face additional competition from new entrants to our markets. Competition in the market for commodities trading could increase if new electronic trading platforms or futures exchanges are established, or if existing platforms or exchanges that currently do not trade energy commodities products decide to do so, as CME has done through its agreement with NYMEX to trade NYMEX energy products on CME Globex. Additional competition from new entrants to our markets could negatively impact our trading volumes and profitability.

In addition, some of the exchanges, trading systems, dealers and other companies with which we currently or in the future could compete are or may be substantially larger than we are and have or may have substantially greater financial, technical, marketing and other resources and more diverse revenue streams than we do. Some of these exchanges and other businesses have long standing, well established and, in some cases, dominant positions in their existing markets. They may offer a broader range of products and services and may take better advantage of business opportunities than we do. For example, our competitors may:

•	respond more quickly to new or evolving opportunities, technologies and participant requirements;

•	develop services and products similar to or that compete with ours;

•	develop services and products that are preferred by our participants or new market participants;

•	price their products and services more competitively or respond more quickly to competitive pressures;

•	take advantage of efficiencies that result from owning their own clearinghouses, including the ability to bring new cleared products to market faster and offering cross-margining opportunities across products that reduce the cost of capital for participants;

•	develop and expand their network infrastructure and service offerings more efficiently;

•	better utilize technology or develop more user-friendly and reliable technology;

•	consolidate, make strategic acquisitions or form alliances, which may create more liquidity in their markets, cost reductions and better pricing than we offer;

•	more effectively market, promote and sell their products and services; and

•	better leverage existing relationships with participants and alliance partners or exploit better recognized brand names to market and sell their services.

Our ability to continually maintain and enhance our competitiveness and respond to threats from stronger current and potential competitors will have a direct impact on our results of operations. We cannot assure you that we will be able to compete effectively. If our markets, products and services are not competitive, our business, financial condition and operating results will be materially affected. In addition, even if new entrants or existing competitors do not significantly erode our market share, we may be required to reduce significantly the rates we charge for trade execution or market data to remain competitive, which could have a material adverse effect on our profitability.

Our business is primarily transaction-based, and declines in trading volumes and market liquidity would adversely affect our business and profitability.

We earn transaction fees for transactions executed in our markets and from the provision of electronic trade confirmation services. Historically, we have also earned transaction fees under order flow agreement shortfalls. We derived 86.0%, 87.9%, 83.9% and 86.9% of our consolidated revenues for the three months ended March 31, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively, from our transaction-based business. Even if we are able to further diversify our product and service offerings, our revenues and profitability will continue to depend primarily on our transaction-based business. A substantial portion of our revenues are derived from transaction fees generated from trades executed on our trading platform, which are based primarily on the volume of contracts traded. Any decline in our trading volumes in the short-term or long-term will negatively impact our transaction fees and, therefore, our revenues. Accordingly, the occurrence of any event that reduces the amount of transaction fees we receive, whether as a result of declines in trading volumes or market liquidity, adverse response to our all electronic market, reductions in commission rates, regulatory changes, competition or otherwise, will have a significant impact on our operating results and profitability. See also “— Our business depends in large part on volatility in energy commodity prices and has benefited from record-high oil prices in recent years.”

Our business depends in large part on volatility in energy commodity prices and has benefited from record-high oil prices in recent years.

Participants in the markets for energy commodities trading pursue a range of trading strategies. While some participants trade in order to satisfy physical consumption needs, others seek to hedge contractual price risk or take speculative or arbitrage positions, seeking returns from price movements in different markets. Trading volume is driven primarily by the degree of volatility — the magnitude and frequency of fluctuations — in prices of commodities. Higher volatility increases the need to hedge contractual price risk and creates opportunities for speculative or arbitrage trading. Energy commodities markets historically have experienced significant price volatility and in recent years reached record levels. We cannot predict whether this pattern will continue, or for how long, or if this trend will reverse itself. Were there to be a sustained period of stability in the prices of energy commodities, we could experience lower trading volumes, slower growth or even declines in revenues as compared to recent periods.

In addition to price volatility, we believe that the increase in global energy prices, particularly for crude oil, during the past three years has had a positive impact on the trading volume of global energy commodities, including trading volumes in our markets. As oil prices have risen to record levels, we believe that additional participants have entered the markets for energy commodities trading to address their growing risk-management needs or to take advantage of greater trading opportunities. If global crude oil prices decrease or return to the lower levels where they historically have been, it is possible that many market participants, particularly the newer entrants, could reduce their trading activity or leave the trading markets altogether. Global energy prices are determined by many factors, including those listed below, that are beyond our control and are unpredictable. Consequently, we cannot predict whether global energy prices will remain at their current levels, nor can we predict the impact that these prices will have on our future revenues or profitability.

Factors that are particularly likely to affect price volatility and price levels, and thus trading volumes, include:

•	economic, political and market conditions in the United States, Europe, the Middle East and elsewhere in the world;

•	weather conditions, including hurricanes and other significant weather events that impact production, refining and distribution facilities for oil and natural gas;

•	the volatility in production volume of the commodities underlying our energy products and markets;

•	war and acts of terrorism;

•	legislative and regulatory changes;

•	credit quality of market participants;

•	the availability of capital;

•	broad trends in industry and finance;

•	the level and volatility of interest rates;

•	fluctuating exchange rates and currency values; and

•	concerns over inflation.

Any one or more of these factors may reduce price volatility or price levels in the markets for energy commodities trading, which in turn could reduce trading activity in those markets, including in our markets. Moreover, any reduction in trading activity could reduce liquidity — the ability to find ready buyers and sellers at current prices — which in turn could further discourage existing and potential market participants and thus accelerate any decline in the level of trading activity in these markets. In these circumstances, the markets with the highest trading volumes, and therefore the most liquidity, would likely have a growing competitive advantage over other markets. This could put us at a greater disadvantage relative to our principal competitor, whose markets are larger and more established than ours.

We are unable to predict whether or when these unfavorable conditions may arise in the future or, if they occur, how long or severely they will affect our trading volumes. A significant decline in our trading volumes, due to reduced volatility, lower prices or any other factor, could have a material adverse effect on our revenues, since our transaction fees would decline, and in particular on our profitability, since our revenues would decline faster than our expenses, some of which are fixed. Moreover, if these unfavorable conditions were to persist over a lengthy period of time, and our trading volumes were to decline substantially and for a long enough period, the liquidity of our markets, and the critical mass of transaction volume necessary to support viable markets, could be jeopardized.

Our revenues depend heavily upon trading volumes in the markets for ICE Brent Crude and ICE Gas Oil futures contracts and OTC North American natural gas and power contracts. A decline in volumes or in our market share in these contracts would jeopardize our ability to remain profitable and grow.

Our revenues depend heavily on trading volumes in four principal markets: the markets for ICE Brent Crude futures contracts, ICE Gas Oil futures contracts, OTC North American natural gas contracts and OTC North American power contracts. Trading in these four contracts in the aggregate has represented over 80% of our consolidated revenues for the most recent interim and annual periods. Trading in ICE Brent Crude futures contracts accounted for 26.8%, 26.5%, 29.7% and 30.4% of our consolidated revenues for the three months ended March 31, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively. Trading in ICE Gas Oil futures contracts accounted for 10.2%, 9.5%, 11.3% and 10.6% of our consolidated revenues for the three months ended March 31, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively. Trading in OTC North American natural gas contracts accounted for 36.4%, 38.4%, 26.8% and 17.9% of our consolidated revenues for the three months ended March 31, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively. Trading in OTC North American power contracts accounted for 9.6%, 10.6%, 8.7% and 6.1% of our consolidated revenues for the three months ended March 31, 2006, and for the years ended December 31, 2005,

2004 and 2003, respectively. Our trading volume or market share in these markets may decline due to a number of factors, including:

•	development of competing contracts, and competition generally;

•	reliance on technology to conduct trading;

•	the relative stability of commodity prices;

•	increased availability of electronic trading on competing contracts;

•	possible regulatory changes; and

•	adverse publicity and government investigations.

A decline in trading volumes in one or more of these contracts could adversely affect our business. In addition, we recently launched trading in the ICE WTI Crude futures contract, which has traded in substantial volumes since it began trading in February 2006. While we only began to derive transaction fees from this contract in the second quarter of 2006, we expect that this contract could represent a significant percentage of our consolidated revenues in future periods. Accordingly, a decline in trading volumes in this contact could adversely affect our future revenues. If our market share in any of these markets declines, participants may decide to trade in other markets and our revenues would decline, which could harm our ability to remain profitable and to grow our business.

A decline in the production of commodities traded in our markets could reduce our liquidity and adversely affect our revenues and profitability.

We derived 84.6%, 86.9%, 82.1% and 79.1% of our consolidated revenues for the three months ended March 31, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively, from exchange fees and commission fees generated from trading in commodity products in our futures and OTC markets. The volume of contracts traded in the futures and OTC markets for any specific commodity tends to be a multiple of the physical production of that commodity. If the physical supply or production of any commodity declines, market participants could become less willing to trade in contracts based on that commodity. For example, the ICE Brent Crude futures contract has been subject to this risk as production of Brent crude oil peaked in 1984 and began steadily falling in subsequent years. We, in consultation with market participants, altered the mechanism for settlement of the ICE Brent Crude futures contract to a mechanism based on the Brent/Forties/Oseberg North Sea oil fields, known as the BFO Index, to ensure that the commodity prices on which its settlement price is based reflect a large enough pool of traders and trading activity so as to be less susceptible to manipulation. Market participants that trade in the ICE Brent Crude futures contract may determine in the future, however, that additional underlying commodity products need to be considered in the settlement of that contract or that the settlement mechanism is not credible. Exchange fees earned from trading in the ICE Brent Crude futures contract accounted for 69.2%, 68.8%, 65.3% and 66.6% of our total revenues from our futures business, net of intersegment fees, for the three months ended March 31, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively, or 26.8%, 26.5%, 29.7% and 30.4% of our consolidated revenues for the three months ended March 31, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively. Any uncertainty concerning the settlement of the ICE Brent Crude futures contract, or a decline in the physical supply or production of any other commodity on which are trading products are based, could result in a decline in trading volumes in our markets, adversely affecting our revenues and profitability.

We may acquire other businesses, products or technologies. If we do, we may be unable to integrate them with our business, or we may impair our financial performance.

We are actively exploring and evaluating strategic acquisitions and alliances to strengthen our current business and grow our company. We intend to pursue strategic transactions and may acquire other businesses, products or technologies to expand our products and services, advance our technology or take advantage of new developments and potential changes in our industry. Strategic transactions may involve acquiring or making a strategic investment in an existing clearinghouse to provide services directly to participants in our futures and OTC markets or establishing our own clearinghouse, acquiring or entering into an agreement with another exchange or clearinghouse to broaden our product offering, or acquiring or entering into an agreement with a business complementary to our market data business or a business that offers risk management or other complementary services. In addition, we may be acquired by another company. Any such transaction could happen at any time, could be material to our business and could take any number of forms. We cannot assure you that we will be able to identify strategic opportunities or negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, product or technology, we have limited experience, other than with respect to ICE Futures, in integrating a significant acquisition into our business. The process of integration may produce unforeseen regulatory and operating difficulties and expenditures and may divert the attention of our management from the ongoing operation of our business. If we make future acquisitions, we may issue shares of our stock that dilute shareholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing intangible assets with estimable useful lives, any of which could harm our business, financial condition or results of operations and negatively impact our stock price.

We do not own our own clearinghouse and must rely on LCH.Clearnet to provide clearing services for the trading of futures and cleared OTC contracts in our markets. We cannot continue to operate our futures and cleared OTC businesses without clearing services.

We have contracted with LCH.Clearnet to provide clearing services to us for all futures contracts traded in our markets pursuant to a contract for an indefinite term that is terminable by either party upon one year’s prior written notice, if not otherwise terminated in accordance with its terms. LCH.Clearnet also provides clearing services to participants in our OTC business that trade designated contracts eligible for clearing. These services are provided pursuant to a separate contract we have entered into with LCH.Clearnet, which continues in force unless either party gives one year’s prior written notice.

The interruption or cessation of these clearing services and our inability to make alternate arrangements in a timely manner would have a material adverse effect on our business, financial condition and results of operations. In particular, if our agreement with LCH.Clearnet with respect to our futures business were terminated, and we could not obtain clearing services from another source, we may be unable to operate our futures markets and would likely be required to cease operations in that segment of our business. For the three months ended March 31, 2006, and for the years ended December 31, 2005, 2004 and 2003, transaction fees generated by our futures business, which are also referred to as exchange fees, accounted for 37.7%, 36.7%, 42.0% and 42.6%, respectively, of our consolidated revenues.

If our agreement with LCH.Clearnet relating to our OTC business were terminated, we may be unable to offer clearing services in connection with trading OTC contracts in our markets for a considerable period of time. While we would still be able to offer OTC trading in bilateral contracts, our inability to offer trading in cleared contracts, assuming that no other clearing alternatives were available, would significantly impair our ability to compete, particularly in light of the launch of a competing swaps-to-futures clearing facility by one of our competitors and the ease with which other competitors can introduce new cleared OTC and futures products. For the three months ended March 31, 2006, and for the years ended December 31, 2005, 2004 and 2003, transaction fees derived from trading in cleared OTC contracts accounted for 36.2%, 37.5%, 21.7% and 6.4%, respectively, of our consolidated revenues. Our cleared OTC contracts have become a significant component of our business, and accounted for 68.5%, 69.3%, 47.6% and 13.9% of the total revenues, net of the intersegment fees, generated by our OTC business for the three months ended March 31, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively.

Our principal competitor owns its own clearing facility and thus does not face the risk of losing the ability to provide clearing services to participants that we do. Moreover, because it owns its own facility, it may be able to provide clearing services more cost-effectively and can extend clearing services to new products faster than we can. For example, our ability to introduce new cleared OTC products is subject to review by and approval of LCH.Clearnet. In addition, all clearing fees are determined by LCH.Clearnet and may be set at prices higher than those set by our competitors or at levels prohibitive to trading.

LCH.Clearnet could elect for strategic reasons to discontinue providing clearing services to us for our futures and OTC businesses at any time with appropriate notice. For example, LCH.Clearnet could decide to enter into a strategic alliance with a competing exchange or other trading facility. In addition, according to the terms of our contract with LCH.Clearnet with respect to our OTC business, our relationship may be terminated upon a change in control of either party. The commodity markets have experienced increased consolidation in recent years and may continue to do so, and strategic alliances and changes in control involving various market participants are possible. LCH.Clearnet is owned by its members, which include banks and other financial institutions whose commercial interests are broader than the clearing services business. We cannot assure you that our futures or OTC businesses would be able to obtain clearing services from an alternate provider on acceptable terms or in sufficient time to avoid or mitigate the material adverse effects described above.

If we establish our own clearinghouse, or acquire a clearinghouse or an interest in a clearinghouse, we will be exposed to risks related to the cost of establishing or operating a clearinghouse and the risk of defaults by our participants.

In order to address the competitive disadvantages of not owning our own clearinghouse, we may decide to establish a clearinghouse that would clear transactions executed in our markets. Alternatively, we may decide to purchase or acquire, or make a strategic investment in, an existing clearinghouse for that purpose, although the number of clearing facilities not owned by our competitors is limited. Establishing or acquiring a clearinghouse, and subsequently operating the clearinghouse, would require substantial ongoing expenditures and would consume a significant portion of our management’s time, potentially limiting our ability to expand our business in other ways, such as through acquisitions of other companies or the development of new products and services. We cannot assure you that these clearing arrangements would be satisfactory to our participants or would not require substantial systems modifications to accommodate them. The transition to new clearing facilities could also be disruptive and costly to our participants. There are substantial risks inherent in operating a clearinghouse.

In addition, our establishment or acquisition of a clearinghouse may not be successful, and it is possible that the clearinghouse would not generate sufficient revenues to cover the expenses incurred, which would subject us to losses. Moreover, by owning our own clearinghouse, we would be exposed to the credit risk of our participants, to which we are not currently subject, and defaults by our participants could subject us to substantial losses. We would also be subject to additional regulation as a result of owning a clearinghouse.

Some of our largest shareholders are also our participants and their interests may differ from those of other shareholders.

Some of our largest shareholders are both our principal shareholders and participants in our markets. As market participants, these shareholders may have strategic interests that are different from, or that could conflict with, your interests. For example, in their capacity as participants, these investors may favor lower fees for trade execution or other concessions that would presumably reduce our revenues, and therefore, the value of your ownership interest in us. Because of their common interests as participants in our markets, these investors may vote in the same way. If these investors vote together on a given matter, they collectively may have the ability to influence the decision, which could involve the election of our directors, the appointment of new management and the potential outcome of any matter submitted to a vote of our shareholders, including mergers, the sale of substantially all of our assets and other extraordinary events. In addition, our largest shareholders, The Goldman Sachs Group, Inc. and Morgan Stanley Capital Group Inc., are affiliated with Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, respectively, each an underwriter for this offering.

We are currently subject to regulation in certain of our markets. Failure to comply with existing regulatory requirements, and possible future changes in these requirements or in the current interpretation of these requirements, could adversely affect our business.

We operate our OTC markets as an “exempt commercial market” under the Commodity Exchange Act. As such, we are subject to access, reporting and record-keeping requirements of the Commodity Futures Trading Commission, or the CFTC. However, unlike a futures exchange, our OTC business is not generally regulated by the CFTC. Members of Congress have, at various times over the last several years, introduced legislation seeking to restrict OTC derivatives trading of energy generally and to bring electronic trading of OTC energy derivatives within the direct scope of CFTC regulation. Separate pieces of legislation have recently been introduced in Congress that would (i) provide the CFTC with the authority to require exempt commercial markets to comply with additional regulatory requirements, including the imposition of position limits, and to require some participants on exempt commercial markets to file reports on their positions, and (ii) place price controls on natural gas derivatives and make those derivatives tradable only on a designated contract market, which is a regulatory status we do not presently hold. If adopted, this legislation could require us and our participants to operate under heightened regulatory burdens and incur additional costs in order to comply with the additional regulations, and could deter some participants from trading on our OTC platform.

In contrast to our OTC business, ICE Futures, through which we conduct our futures business, operates as a Recognized Investment Exchange in the United Kingdom. As a Recognized Investment Exchange, ICE Futures has regulatory responsibility in its own right and is subject to supervision by the Financial Services Authority pursuant to the Financial Services and Markets Act 2000, or FSMA. ICE Futures is required under the FSMA to maintain sufficient financial resources, adequate systems and controls and effective arrangements for monitoring and disciplining its members. ICE Futures’ ability to comply with all applicable laws and rules is largely dependent on its maintenance of compliance, audit and reporting systems. We cannot assure you that these systems and procedures are fully effective.

Electronic trading in futures contracts on ICE Futures is permitted in many jurisdictions, including in the United States, through “no-action” relief from the local jurisdiction’s regulatory requirements. In the United States, direct electronic access to trading in ICE Futures products is offered to U.S. persons based on a series of “no-action” letters from the CFTC that permit non-U.S. exchanges, referred to as foreign boards of trade, to provide U.S. persons with electronic access to their markets without registration with the CFTC. In connection with the launch of our ICE WTI Crude futures contract in February 2006, the CFTC stated that it will be evaluating the future use of its no-action process. The CFTC held a public hearing on June 27, 2006 to consider the issue of what constitutes a “board of trade, exchange, or market located outside the United States” for the purposes of exemption from CFTC jurisdiction and regulation. Prior to the hearing, the CFTC issued a request for comment with respect to this issue. The comment period expired on July 12, 2006. Our ability to offer new futures products under our existing no-action relief could be impacted by the pendency of the CFTC’s policy review and any actions taken by the CFTC as a result of its policy review. We cannot predict what level of additional regulation our futures business and future products may be subjected to as a result of this CFTC policy review. If we are unable to offer additional products, or if our offerings of products are subject to additional regulatory constraints, our business could be adversely affected. If the CFTC revokes or makes substantial revisions to the no-action process or to the no-action decisions upon which we currently rely, ICE Futures may be required to comply with additional regulation in the United States, including the possibility of being required to register as a regulated futures exchange in the United States, known as a “designated contract market.” Requiring ICE Futures to comply with regulation in addition to that presently required by its primary regulator, the FSA, would be costly and time consuming and could subject ICE Futures to duplicative or inconsistent regulatory requirements. Failure to comply with our current regulatory requirements and regulatory requirements that may be imposed on us in the future could subject us to significant penalties, including termination of our ability to conduct our regulated businesses.

Additional legislative and regulatory initiatives, either in the United States, the United Kingdom or elsewhere, could affect one or more of the following aspects of our business or impose one or more of the following requirements:

•	the manner in which we communicate and contract with our participants;

•	the demand for and pricing of our products and services;

•	the tax treatment of trading in our products;

•	a requirement that we maintain minimum regulatory capital on hand;

•	a requirement that we exercise regulatory oversight of our OTC participants, and assume responsibility for their conduct;

•	our financial and regulatory reporting practices;

•	our record-keeping and record-retention procedures;

•	the licensing of our employees; and

•	the conduct of our directors, officers, employees and affiliates.

The implementation of new regulations, or changes in or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs and impede our ability to operate, expand and enhance our electronic platform as necessary to remain competitive and expand our business. Regulatory changes inside or outside the United States or the United Kingdom could materially and adversely affect our business, financial condition and results of operations.

The energy commodities trading industry in North America has been subject to increased regulatory scrutiny in the recent past, and we face the risk of changes to our regulatory environment in the future, which may diminish trading volumes on our electronic platform.

Our OTC business is currently subject to limited regulatory oversight due to the types of market participants eligible to trade in our OTC markets. As an exempt commercial market, we are not subject to registration as an exchange nor to the type of ongoing comprehensive oversight to which exchanges are subject. Instead, we are required to comply with access, reporting and record-keeping requirements of the CFTC. In addition, our futures business is subject to primary regulation by the FSA, and offers its products for trading in the United States pursuant to a series of no-action letters, which effectively exempts it from CFTC jurisdiction and regulation.

In past years, and again recently, the market for OTC energy commodities trading has been the subject of increased scrutiny by regulatory and enforcement authorities due to a number of highly publicized problems involving energy commodities trading companies. This increased scrutiny has included investigations by the Department of Justice, the Federal Energy Regulatory Commission and the Federal Trade Commission of alleged manipulative trading practices, misstatements of financial results, and other matters.

Furthermore, in response to the rise in energy commodity prices in recent years and allegations that manipulative trading practices by certain market participants may have contributed to the rise in prices, legislative and regulatory authorities at both the federal and state levels, as well as political and consumer groups, have called for increased regulation and monitoring of the OTC energy commodities markets and a review of the no-action process pursuant to which our futures products are presently offered to market participants in the United States. For example, regulators in some states have publicly questioned whether some form of regulation, including price controls, should be re-imposed in OTC commodities markets, particularly in states where power markets were deregulated in recent years. In addition, members of Congress have, at various times in the last several years, introduced legislation seeking to restrict OTC derivatives trading of energy contracts generally, to bring electronic trading of OTC energy derivatives within the direct scope of CFTC regulation, to impose position limits on trading in energy commodities, and to provide for expanded CFTC surveillance of both OTC and futures markets and the people and entities that trade in those markets. Most recently, the United States Senate Permanent Subcommittee on Investigations issued a report regarding its investigation into the role of market speculation in rising oil and gas prices in which it specifically refers to our company. If any of these measures are implemented, they could reduce demand for our products, which will adversely affect our business.

Also, on January 19, 2006, the Federal Energy Regulatory Commission issued final rules under the Energy Policy Act of 2005 clarifying the agency’s authority over market manipulation by all electricity and natural gas sellers, transmission owners and pipe lines, regardless of whether they are regulated by the Federal Energy Regulatory Commission. In addition, the Energy Policy Act of 2005 granted the Federal Energy Regulatory Commission the power to prescribe rules related to the collection and government dissemination of information regarding the availability and price of natural gas and wholesale electric energy. These rules and possible future exercises of the Federal Energy Regulatory Commission’s rulemaking powers could adversely affect the trading of certain of our products and adversely impact demand for our data products in the United States or have other material adverse impacts on our business.

It is possible that future unanticipated events in the markets for energy commodities trading will lead to additional regulatory scrutiny and changes in the level of regulation to which our business is subject. Increased regulation of our participants or our markets could materially adversely affect our business. The imposition of stabilizing measures such as price controls in energy commodities markets could substantially reduce or potentially even eliminate trading activity in affected markets. New laws and rules applicable to our business could significantly increase our regulatory compliance costs, delay or prevent us from introducing new products and services as planned and discourage some market participants from using our electronic platform. New allegations of manipulative trading by market participants could subject us to regulatory scrutiny and possibly fines or restrictions on our business, as well as adverse publicity. All of this could lead to lower trading volumes and transaction fees, higher operating costs and lower profitability or losses.

If we are unable to keep up with rapid changes in technology and participant preferences, we may not be able to compete effectively.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and reliability of our electronic platform and our proprietary technology. The financial services industry is characterized by rapid technological change, change in use patterns, change in client preferences, frequent product and service introductions and the emergence of new industry standards and practices. These changes could render our existing proprietary technology uncompetitive or obsolete. Our ability to pursue our strategic objectives, including increasing trading volumes on our platform following our transition to an all-electronic marketplace, as well as our ability to continue to grow our business, will depend, in part, on our ability to:

•	enhance our existing services and maintain and improve the functionality and reliability of our electronic platform, in particular, reducing network downtime;

•	develop or license new technologies that address the increasingly sophisticated and varied needs of our participants;

•	anticipate and respond to technological advances and emerging industry practices on a cost-effective and timely basis; and

•	continue to attract and retain highly skilled technology staff to maintain and develop our existing technology and to adapt to and manage emerging technologies.

We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology to our participants’ requirements or emerging industry standards in a timely and cost-effective manner. Any failure on our part to remain abreast of industry standards in technology and to be responsive to participant preferences could cause our market share to decline and negatively impact our profitability.

Our operating results are subject to significant fluctuations due to a number of factors. As a result, you will not be able to rely on our operating results in any particular period as an indication of our future performance.

A number of factors beyond our control may contribute to substantial fluctuations in our operating results, particularly in our quarterly results. As a result of the factors described in the preceding risk factors, you will not be able to rely on our operating results in any particular period as an indication of our future performance. The energy commodities trading industry has historically been subject to variability in trading volumes due primarily to five key factors. These factors include geopolitical events, weather, real and perceived supply and demand imbalances in the underlying energy commodities, the number of trading days in a quarter and seasonality. As a result of one or more of these factors, trading volumes in our markets could decline, possibly significantly, which would adversely affect our revenues derived from transaction fees. If we fail to meet securities analysts’ expectations regarding our operating performance, the price of our common stock could decline substantially. See also “—  Risks Relating to our Common Stock — The market price of our common stock may fluctuate significantly, and it may trade at prices below the offering price.”

Our cost structure is largely fixed. If our revenues decline and we are unable to reduce our costs, our profitability will be adversely affected.

Our cost structure is largely fixed. We base our expectations of our cost structure on historical and expected levels of demand for our products and services as well as our fixed operating infrastructure, such as computer hardware and software, hosting facilities and security and staffing levels. If demand for our products and services declines and, as a result, our revenues decline, we may not be able to adjust our cost structure on a timely basis. In that event, our profitability will be adversely affected.

Fluctuations in currency exchange rates may adversely affect our operating results.

We have historically generated a significant portion of our revenues and net income and corresponding accounts receivable and cash through sales denominated in pounds sterling, which is the functional currency of our foreign subsidiaries. Of our consolidated revenues, 38.6%, 38.3%, 46.1% and 47.1% were denominated in pounds sterling for the three months ended March 31, 2006, and for the years ended December 31, 2005, 2004 and 2003, respectively. We have foreign currency translation risk equal to our net investment in these subsidiaries. As of March 31, 2006 and December 31, 2005, $44.1 million and $35.9 million, respectively, of our cash and cash equivalents, short-term and long-term investments and restricted cash, $7.0 million and $5.1 million, respectively, of our accounts receivable, $76.4 million and $75.8 million, respectively, of our goodwill and other intangible assets and $124.0 million and $113.1 million, respectively, of our net assets were denominated in pounds sterling. On April 1, 2006, we began to charge exchange fees in U.S. dollars rather than in pounds sterling in our key futures contracts, including crude oil and heating oil contracts.

We also have foreign currency transaction risk related to the settlement of foreign receivables or payables incurred with respect to trades executed on our electronic platform, including for our OTC European gas and power markets, which are paid in pounds sterling, and for cash accounts of our U.K. subsidiaries held in U.S. dollars. While we currently enter into hedging transactions to help mitigate our foreign exchange risk exposure, primarily with respect to our net investment in our U.K. subsidiaries, these hedging arrangements may not always be effective, particularly in the event of imprecise forecasts of the levels of our non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we may suffer significant losses, which would adversely affect our operating results and financial condition. Events over time could cause us to change the functional currency of our foreign subsidiaries.

The nature of our business is highly competitive, which may result in litigation with competitors or competitors’ affiliated entities.

Our business is highly competitive. We have been sued in the past by NYMEX and we are presently being sued by MBF Clearing Corp, an entity closely affiliated with NYMEX, over actions we have taken in connection with conducting our business. In the latter action, MBF Clearing, a market maker for certain NYMEX electronic contracts, filed a complaint against us that claims that we have a monopoly over the electronic trading of Brent Crude Oil futures and certain other energy contracts and that certain actions we have taken in denying MBF Clearing access to our markets are in violation of antitrust laws, are in breach of contract and constitute tortious activity. MBF Clearing claims that its business has been harmed as a result, and while MBF Clearing has not specified an amount of damages in its suit, it claims that it should be awarded treble damages under antitrust laws and punitive damages under state law. We filed a motion to dismiss all of MBF Clearing’s claims in June 2006 and MBF Clearing filed its brief in opposition of our motion to dismiss in July 2006. Briefing is still ongoing and we plan on filing a reply brief in the near future in connection with our motion to dismiss. Separately, the CFTC has requested information in connection with this matter. While we intend to defend these claims vigorously, litigation may be expensive, lengthy and disruptive to our normal business operations. Moreover, the results of the above-referenced litigation, or possible future litigation, are inherently uncertain and may result in adverse rulings or decisions that may, individually or in the aggregate, impact our business in a material and adverse manner. For more information regarding the NYMEX and MBF Clearing litigation, see “Regulation and Legal Proceedings — Legal Proceedings.” See also “— Any infringement by us of intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or increase the costs of providing, our products and services.”

Any infringement by us of intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or increase the cost of providing, our products and services.

Patents and other intellectual property rights of third parties may have an important bearing on our ability to offer certain of our products and services. Our competitors, as well as other companies and individuals, may have obtained, and may be expected to obtain in the future, patent rights related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents that may pose a risk of infringement by our products and services. In addition, some patent applications in the United States are confidential until a patent is issued, and therefore we cannot evaluate the extent to which our products and services may be covered or asserted to be covered in pending patent applications. Thus, we cannot be sure that our products and services do not infringe on the rights of others or that others will not make claims of infringement against us.

In addition, our competitors may claim other intellectual property rights over information that is used by us in our product offerings. For example, in November 2002, NYMEX filed claims against us in the U.S. District Court for the Southern District of New York asserting that, among other things, we infringed copyrights NYMEX claims exist in its publicly available settlement prices that we use in connection with the clearing of certain of our OTC derivative contracts. While the court granted a motion for summary judgment in our favor in September 2005 dismissing all claims brought against us by NYMEX, NYMEX is appealing the ruling of the District Court to the Second Circuit Court of Appeals, and no decision has yet been made by the Court of Appeals. If NYMEX successfully appeals the court’s judgment and we are subsequently found to have infringed NYMEX’s intellectual property rights after a trial, we may incur substantial monetary damages and we may be enjoined from using or referring to one or more types of NYMEX settlement prices. If we are enjoined from using or referring to NYMEX settlement prices, we could lose all or a substantial portion of our cleared trading volume in Henry Hub natural gas and West Texas Intermediate crude oil contracts and the related commission revenues. For more information regarding the NYMEX litigation, see “Regulation and Legal Proceedings — Legal Proceedings — NYMEX Claim of Infringement.”

With respect to our intellectual property, if one or more of our products or services is found to infringe patents held by others, we may be required to stop developing or marketing the products or services, obtain licenses to develop and market the products or services from the holders of the patents or redesign the products or services in such a way as to avoid infringing the patents. We also could be required to pay damages if we were found to infringe patents held by others, which could materially adversely affect our business, financial condition and operating results. We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such licenses would be available or, if available, whether we would be able to obtain such licenses on commercially reasonable terms. If we were unable to obtain such licenses, we may not be able to redesign our products or services at a reasonable cost to avoid infringement, which could materially adversely affect our business, financial condition and operating results.

Some of the proprietary technology we employ may be vulnerable to infringement by others.

Our business is dependent on proprietary technology and other intellectual property that we own or license from third parties. Despite precautions we have taken or may take to protect our intellectual property rights, third parties could copy or otherwise obtain and use our proprietary technology without authorization. It may be difficult for us to monitor unauthorized use of our intellectual property. We cannot assure you that the steps that we have taken will prevent misappropriation of our proprietary technology or intellectual property.

We have filed U.S. patent applications for our electronic trade confirmation service, our method to allow a participant to engage in program trading while protecting its data (referred to as ICEMaker), our method for displaying both cleared and bilateral OTC contracts in single price stream, our method for locking prices on electronic trading screens, and our method for exchanging OTC contracts and futures contracts in similar base commodities on an electronic trading platform. In addition, we have been issued a joint U.S. patent with NYMEX covering an implied market trading system. We have also filed patent applications in the European Patent Office and Canada for our electronic trade confirmation service and our method for displaying cleared and bilateral OTC contracts in a single price stream, as well as having made a filing under the Patent Cooperation Treaty with respect to ICEMaker. On May 5, 2006, we filed two new patent applications with the U.S. patent office and three corresponding patent applications under the Patent Cooperation Treaty, all of which related to systems and features for trading commodities contracts. We cannot assure you that we will obtain any final patents covering these services, nor can we predict the scope of any patents issued. In addition, we cannot assure you that any patent issued will be effective to protect this intellectual property against misappropriation. Third parties in Europe or elsewhere could acquire patents covering this or other intellectual property for which we obtain patents in the United States, or equivalent intellectual property, as a result of differences in local laws affecting patentability and patent validity. Third parties in other jurisdictions might also misappropriate our intellectual property rights with impunity if intellectual property protection laws are not actively enforced in those jurisdictions. Patent infringement and/or the grant of parallel patents would erode the value of our intellectual property.

We have secured trademark registrations for “IntercontinentalExchange” and “ICE” from the United States Patent and Trademark Office and from relevant agencies in Europe as appropriate, as well as registrations for other trademarks we use in our business. We also have several U.S. and foreign applications pending for other trademarks we use in our business. We cannot assure you that any of these marks for which applications are pending will be registered.

We may have to resort to litigation to enforce our intellectual property rights, protect our trade secrets, and determine the validity and scope of the intellectual property rights of others or defend ourselves from claims of infringement. We may not receive an adequate remedy for any infringement of our intellectual property rights, and we may incur substantial costs and diversion of resources and the attention of management as a result of litigation, even if we prevail. As a result, we may choose not to enforce our infringed intellectual property rights, depending on our strategic evaluation and judgment regarding the best use of our resources, the relative strength of our intellectual property portfolio and the recourse available to us.

We face significant challenges in implementing our strategic goals of expanding product and service offerings and attracting new market participants to our markets. If we do not meet these challenges, we may not be able to increase our revenues or remain profitable.

We seek to expand the range of commodity products that can be traded in our markets and to ensure that trading in those new products becomes liquid within a sufficiently short period of time to support viable trading markets. We also seek to expand the number of contracts traded in our futures markets following the closure of our open-outcry trading floor. In meeting these strategic goals, however, we face a number of significant challenges, including the following:

•	To introduce new cleared contracts, we must first obtain the approval of LCH.Clearnet, our provider of clearing services. The timing and terms of LCH.Clearnet’s approval may prevent us from bringing new cleared contracts to market as quickly and competitively as our competitors. The approval of LCH.Clearnet and the timing of its receipt will depend upon the type of product proposed, the type and extent of system modification required to establish clearing functionality for the relevant product and the integration of the new contract with our electronic platform and other challenges posed. This could result in a substantial delay between development of a cleared contract and its offering on our electronic platform.

•	Prior to launching a new contract, we must satisfy certain regulatory obligations, which if not satisfied could delay the launch of the new contract.

•	To expand the use of our electronic platform to additional participants and contracts, we must continue to expand capacity without disrupting functionality to satisfy evolving customer requirements.

•	To introduce new trading-related services, we must develop additional systems technology that will interface successfully with the wide variety of unique internal systems used by our participants. These challenges may involve unforeseen costs and delays.

•	We must continue to build significant brand recognition among commodities market participants in order to attract new participants to our markets. This will require us to increase our marketing expenditures. The cost of our marketing efforts may be greater than we expect, and we cannot assure you that these efforts will be successful.

Even if we resolve these issues and are able to introduce new products and services, there is no assurance that they will be accepted by our participants, attract new market participants, or be competitive with those offered by other companies. If we do not succeed in these efforts on a consistent, sustained basis, we will be unable to implement our strategic objectives. This would seriously jeopardize our ability to increase and diversify our revenues, remain profitable and continue as a viable competitor in our markets.

Reductions in our commission rates resulting from competitive pressures could lower our revenues and profitability.

We expect to experience pressure on our commission rates as a result of competition we face in our futures and OTC markets. Some of our competitors offer a broader range of products and services to a larger participant base, and enjoy higher trading volumes, than we do. Consequently, our competitors may be able and willing to offer commodity trading services at lower commission rates than we currently offer or may be able to offer. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in commission rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or payments in order to induce trading in their markets, rather than ours.

Our business may be harmed by computer and communications systems failures and delays.

We support and maintain many of the systems that comprise our electronic platform. Our failure to monitor or maintain these systems, or to find replacements for defective components within a system in a timely and cost-effective manner when necessary, could have a material adverse effect on our ability to conduct our business. Our systems are located primarily in Atlanta, Georgia and our backup facilities fully replicate our primary data center. Our redundant systems or disaster recovery plans may prove to be inadequate.

Our systems, or those of our third party providers, may fail or, due to capacity constraints, may operate slowly, causing one or more of the following:

•	unanticipated disruption in service to our participants;

•	slower response time and delays in our participants’ trade execution and processing;

•	failed settlement by participants to whom we provide trade confirmation or clearing services;

•	incomplete or inaccurate accounting, recording or processing of trades;

•	our distribution of inaccurate or untimely market data to participants who rely on this data in their trading activity; and

•	financial loss.

We could experience system failures due to power or telecommunications failures, human error on our part or on the part of our vendors or participants, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism or terrorism and similar events. In these instances, our disaster recovery plan may prove ineffective. If any one or more of these situations were to arise, they could result in damage to our business reputation, participant dissatisfaction with our electronic platform, prompting participants to trade elsewhere, or exposure to litigation or regulatory sanctions. As a consequence, our business, financial condition and results of operations could suffer materially.

Our systems and those of our third party service providers may be vulnerable to security risks, which could result in wrongful use of our information, or which could make our participants reluctant to use our electronic platform.

We regard the secure transmission of confidential information on our electronic platform as a critical element of our operations. Our networks and those of our participants and our third party service providers, including LCH.Clearnet, may, however, be vulnerable to unauthorized access, computer viruses, firewall or encryption failures and other security problems. We may be required to expend significant resources to protect ourselves and our participants against the threat of security breaches or to alleviate problems caused by security breaches. Although we intend to continue to implement industry standard security measures, we cannot assure you that those measures will be sufficient to protect our business against losses or any reduced trading volume incurred in our markets as a result of any significant security breaches on our platform.

We rely on specialized management and employees.

Our future success depends, in part, upon the continued contributions of our executive officers and key employees who we rely on for executing our business strategy and identifying new strategic initiatives. Some of these individuals have significant experience in the energy commodities trading industry and financial services markets generally, and possess extensive technology skills. We rely in particular on Jeffrey C. Sprecher, our chief executive officer, Charles A. Vice, our president and chief operating officer, Richard V. Spencer, our chief financial officer, David S. Goone, our chief strategic officer, and Edwin D. Marcial, our chief technology officer, as well as certain other employees responsible for product development and technological development within our company. Although we have entered into employment agreements with each of these executive officers, it is possible that one or more of these persons could voluntarily terminate their employment agreements with us. Furthermore, we have not entered into employment agreements with non-executive personnel, who may terminate their employment with us at any time. Several of these employees have been with our company since inception and have fully vested stock options. Any loss or interruption of the services of our executive officers or other key personnel could result in our inability to manage our operations effectively or to execute our business strategy. We cannot assure you that we would be able to find appropriate replacements for these key personnel if the need arose. We may have to incur significant costs to replace key employees who leave, and our ability to execute our business strategy could be impaired if we cannot replace departing employees in a timely manner. Competition in our industry for persons with trading industry and technology expertise is intense.

We rely on third party providers and other suppliers for a number of services that are important to our business. An interruption or cessation of an important service or supply by any third party could have a material adverse effect on our business.

In addition to our dependence on LCH.Clearnet as a clearing service provider, we depend on a number of suppliers, such as online service providers, hosting service and software providers, data processors, software and hardware vendors, banks, and telephone companies, for elements of our trading, clearing and other systems. For example, we rely on Atos Euronext Market Solutions Limited for the provision of a trade registration system that routes trades executed in our markets to LCH.Clearnet for clearing. Atos Euronext Market Solutions Limited and other companies within the Euronext, N.V. group of companies, are potential competitors to both our futures business and our OTC business, which may affect the continued provision of these services in the future. Moreover, the proposed merger between NYSE Group, Inc. and Euronext, N.V., as well as the general trend toward industry consolidation, may increase the risk that these services may not be available to us in the future. We also rely on a large international telecommunications company for the provision of hosting services. If this company were to discontinue providing these services to us, we would likely experience significant disruption to our business until we were able to establish connectivity with another provider.

We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. We also cannot assure you that any of these providers will not terminate its business relationship with us for competitive reasons or otherwise. An interruption in or the cessation of an important service or supply by any third party and our inability to make alternative arrangements in a timely manner, or at all, would result in lost revenues and higher costs.

In addition, our participants may access our electronic platform through 12 independent software vendors, which represent a substantial portion of the independent software vendors that serve the commodities markets. The loss of a significant number of independent software vendors providing access could make our platform less attractive to participants who prefer this form of access.

As an electronic futures and OTC marketplace, we are subject to significant litigation and liability risks.

Many aspects of our business, and the businesses of our participants, involve substantial risks of liability. These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary loss to a participant or that an unauthorized trade occurred. For example, dissatisfied participants that have traded on our electronic platform, or those on whose behalf our participants have traded, may make claims regarding the quality of trade execution, or alleged improperly confirmed or settled trades, abusive trading practices, security and confidentiality breaches, mismanagement or even fraud against us or our participants. In addition, because of the ease and speed with which sizable trades can be executed on our electronic platform, participants can lose substantial amounts by inadvertently entering trade orders or by entering them inaccurately. A large number of significant error trades could result in participant dissatisfaction.

As a result, we could incur significant legal expenses defending claims against us, even those without merit. The adverse resolution of any lawsuits or claims against us could result in our obligation to pay substantial damages, and cause us reputational harm. Our participants may face similar legal challenges, and these challenges could affect their ability or willingness to trade on our electronic platform. The initiation of lawsuits or other claims against us, or against our participants with regard to their trading activities, could adversely affect our business, financial condition and results of operations, whether or not these lawsuits or other claims are resolved in our favor. If we violate the terms and provisions of the Commodity Exchange Act under which we operate our OTC business, or if the CFTC concludes or believes we have violated other provisions of the Commodity Exchange Act, we could also be exposed to substantial liability. See also “— We are currently subject to regulation in certain of our markets. Failure to comply with existing regulatory requirements, and possible future changes in these requirements, could adversely affect our business.”

If we are compelled to monitor our OTC participants’ compliance with applicable standards, our operating expenses and exposure to private litigation could increase.

While we have self-regulatory status in our futures business, we currently do not assume responsibility for enforcing compliance with applicable commercial and legal standards by our participants when they trade OTC contracts in our markets. If we determined that it was necessary to undertake such a role in respect of OTC products — for example, to deter unfavorable regulatory actions, to respond to regulatory actions or simply to maintain our participants’ confidence in the integrity of our OTC markets — we would have to invest heavily in developing new compliance and surveillance systems, and our operating expenses could increase significantly. Our assumption of such a role could also increase our exposure to lawsuits from dissatisfied participants and other parties claiming that we failed to deter inappropriate or illegal conduct.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our financial condition and operating results.

Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. Our policies and procedures to identify, monitor and manage our risks may not be fully effective. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. We cannot assure you that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed.

Risks Relating to Our Common Stock

The market price of our common stock may fluctuate significantly, and it may trade at prices below the offering price.

The market price of our common stock has, and may continue, to fluctuate significantly from time to time as a result of many factors, including:

•	investors’ perceptions of our prospects;

•	investors’ perceptions of the prospects of the commodities markets and more broadly, the energy markets;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	fluctuations in quarterly operating results;

•	announcements by us or our competitors of significant business initiatives, acquisitions, strategic partnerships or divestitures;

•	changes or trends in our industry, including trading volumes, competitive or regulatory changes or changes in the commodities markets;

•	changes in valuations for exchanges and other trading facilities in general;

•	adverse resolution of new or pending litigation against us;

•	additions or departures of key personnel;

•	the impact, or perceived impact, of additional shares of common stock becoming freely tradeable;

•	changes in general economic conditions; and

•	broad market fluctuations.

In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us or our major participants, as well as announced changes in our business plans or those of our competitors, could adversely affect the trading price of our stock, regardless of the likely outcome of those developments. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance.

Through their affiliates, the lead underwriters for this offering are also selling shareholders, and therefore have interests in this offering beyond customary underwriting discounts and commissions.

The lead underwriters for this offering, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, are affiliates of The Goldman Sachs Group, Inc. and Morgan Stanley Capital Group Inc., respectively, each of which is participating as a selling shareholder in this offering. In addition, SG Americas Securities, LLC, an underwriter for this offering, is an affiliate of Société Générale Financial Corporation, which is participating as a selling shareholder in this offering. We expect that The Goldman Sachs Group, Inc. will sell 1,759,925 shares, representing a 3.1% interest in us, Morgan Stanley Capital Group Inc. will sell 1,766,469 shares, representing a 3.1% interest in us, and Société Générale Financial Corporation will sell 785,829 shares, representing a 1.4% interest in us. There may be a conflict of interest between their interests as selling shareholders (i.e., to maximize the value of their investment) and their interests and obligations as underwriters (i.e., negotiating underwriting fees, recommending the public offering price and conducting due diligence). As affiliates of participants in this offering that are seeking to further reduce their ownership interest in our company and to realize a portion of the value of their investment in us, the lead underwriters have interests beyond customary underwriting discounts and commissions.

Future sales of our shares could adversely affect the market price of our common stock.

If our existing shareholders sell substantial amounts of our common stock in the public market or if we issue a large number of shares of our common stock in connection with future acquisitions, the market price of our common stock could decline significantly. Also, the perception that such sales of a large number of shares of our common stock could occur may cause our stock price to decline. Sales by our existing shareholders might also make it more difficult for us to raise equity capital by selling common stock at a time and price that we deem appropriate.

Based on shares outstanding as of March 31, 2006, we have approximately 55.6 million shares of common stock outstanding. Of these outstanding shares, approximately 35.0 million shares are restricted securities as defined in Rule 144 under the Securities Act of 1933 and may be sold by the holders into the public market from time to time in accordance with Rule 144. Substantially all of these restricted shares are eligible for sale under Rule 144(k) and will be eligible for sale under Rule 144 following expiration of the lockup agreements to the extent applicable, as discussed below.

We and the holders of approximately 42.2% of our shares outstanding following the completion of this offering — including our directors and officers — have agreed to a 90-day lockup, meaning that, for a period of 90 days following the date of this prospectus, we and they will not sell shares of our common stock. However, this lockup is subject to several exceptions, and the lead underwriters in their sole discretion may release any of the securities subject to the lockup, at any time without notice. For a discussion of shares eligible for future sale and the terms of the lockup agreements, see “Shares Eligible for Future Sale.”

We have granted Continental Power Exchange, Inc. and other designated shareholders, including Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, the right to require us to register their shares of our common stock that they received upon conversion of their Class A2 shares, which represents approximately 17.1 million shares of common stock. Accordingly, the number of shares subject to registration rights is substantial and the sale of these shares may have a negative impact on the market price for our common stock.

Delaware law and some provisions of our organizational documents and employment agreements make a takeover of our company more difficult.

Provisions of our charter and bylaws may have the effect of delaying, deferring or preventing a change in control of our company. A change of control could be proposed in the form of a tender offer or takeover proposal that might result in a premium over the market price for our common stock. In addition, these provisions could make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management. For example, our charter and bylaws:

•	require that the number of directors be determined, and any vacancy or new board seat be filled, only by the board;

•	not permit shareholders to act by written consent, other than for certain class votes by holders of the Class A common stock;

•	not permit shareholders to call a special meeting unless at least a majority of the shareholders join in the request to call such a meeting;

•	allow a meeting of shareholders to be adjourned or postponed without the vote of shareholders;

•	permit the bylaws to be amended by a majority of the board without shareholder approval, and require that a bylaw amendment proposed by shareholders be approved by 66 2/3% of all outstanding shares;

•	require that notice of shareholder proposals be submitted between 90 and 120 days prior to the scheduled meeting; and

•	authorize the issuance of undesignated preferred stock, or “blank check” preferred stock, by our board of directors without shareholder approval.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested shareholder” for three years after the shareholder becomes an interested shareholder, unless the corporation’s board of directors and shareholders approve the business combination in a prescribed manner or the interested shareholder has acquired a designated percentage of our voting stock at the time it becomes an interested shareholder.

Our employment agreements with our executive officers also contain change in control provisions. Under the terms of these employment agreements, all of the stock options granted to these officers after entering into the agreement will fully vest and become immediately exercisable if such officer’s employment is terminated following, or as a result of, a change in control of our company. In addition, the executive officer is entitled to receive a significant cash payment.

These and other provisions of our organizational documents, employment agreements and Delaware law may have the effect of delaying, deferring or preventing changes of control or changes in management of our company, even if such transactions or changes would have significant benefits for our shareholders. As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of our common stock.

We do not expect to pay any dividends for the foreseeable future.

We do not anticipate paying any dividends to our shareholders for the foreseeable future. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend upon our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law or the Securities and Exchange Commission and other factors our board deems relevant.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” contains forward-looking statements that are based on our present beliefs and assumptions and on information currently available to us. You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “targets,” “goal,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus and other filings with the SEC. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. Forward-looking statements and other factors that may affect our performance include, but are not limited to:

•	our expectations regarding our revenues for the three months ended June 30, 2006;

•	our expectations regarding the business environment in which we operate and trends in our industry, including increasing competition, including possible new entrants into our markets;

•	our ability to keep pace with rapid technological developments;

•	our plans not to adjust commission rates and our belief that we will attract trading without entering into order flow agreements;

•	the accuracy of our expectations of various costs;

•	the benefits that we anticipate will result from the closure of our open-outcry trading floor;

•	our belief that cash flows will be sufficient to fund our working capital needs and capital expenditures, at least through the end of 2007;

•	our ability to, on a timely and cost-effective basis, increase the connectivity to our marketplace, expand our market data business, develop new products and services, and pursue select strategic acquisitions and alliances, all on timely, cost-effective basis;

•	our ability to maintain existing market participants and attract new ones;

•	our ability to protect our intellectual property rights, including the costs associated with such protection, and our ability to operate our business without violating the intellectual property rights of others;

•	our expectation that our selling, general and administrative expenses will increase in future periods;

•	the impact of any changes in domestic and foreign regulations or government policy, including any changes or reviews of previously issued regulations and policies;

•	potential adverse litigation results;

•	our belief that our electronic trade confirmation service could attract new market participants; and

•	our belief in our electronic platform and disaster recovery system technologies, as well as our ability to gain access on a timely basis to comparable products and services if our key technology contracts were terminated.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for management to predict all factors that may affect our business and prospects. Further, management cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders, including any proceeds from the selling shareholders’ sale of additional shares upon exercise of the underwriters’ option to purchase additional shares.

Based upon our sale of 25,000 shares of common stock at an assumed offering price of $59.80 (the last reported sale price of our common stock on the New York Stock Exchange on July 13, 2006), we expect to receive net proceeds from our sale of shares in this offering of $448,938 after deducting the estimated underwriting discount and offering expenses, which are payable by us. The proceeds we receive in this offering from our sale of shares of common stock will be used to pay our costs and expenses of $990,000 associated with this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been traded on the New York Stock Exchange under the symbol “ICE” since November 16, 2005. Prior to that time there was no public market for our common stock. As of June 30, 2006, there were 90 record holders of our common stock, four holders of record of our Class A common stock, Series 2 and no holders of record of our Class A common stock, Series 1. No dividends have ever been paid on our common stock. See “Dividend Policy.” On July 13, 2006, our common stock traded at a high of $61.65 and a low of $57.71. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock, as reported on the New York Stock Exchange.

	Price
	High	Low

2005
Fourth Quarter(1)	$44.21	$31.27
2006
First Quarter	73.59	36.00
Second Quarter	82.40	45.27
Third Quarter (through July 13, 2006)	61.65	51.77

(1)	Fourth quarter figures are given for the period from November 16, 2005 (the date on which our common stock commenced trading on the New York Stock Exchange) to December 31, 2005.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash, short-term investments and capitalization as of March 31, 2006 on an actual basis based upon our present capitalization and on a pro forma as adjusted basis to reflect the sale of 25,000 shares of our common stock offered by us in this offering at an assumed offering price of $59.80 per share (the last reported sale price of our common stock on the New York Stock Exchange on July 13, 2006), after deducting the estimated underwriting discounts and commissions and our estimated offering expenses payable by us.

The outstanding share information excludes:

•	4,594,392 shares of our common stock issuable upon the exercise of stock options outstanding under our 2000 Stock Option Plan, 1,446,674 shares issuable pursuant to outstanding awards under our 2004 Restricted Stock Plan, 150,184 shares issuable pursuant to outstanding awards under our 2005 Equity Incentive Plan and 24,865 shares issuable pursuant to outstanding awards under our 2003 Restricted Stock Deferral Plan for Outside Directors, in all cases, as of March 31, 2006; and

•	402,424 shares of our common stock available for future issuance under our 2000 Stock Option Plan, 1,974,816 shares available for future issuance under our 2005 Equity Incentive Plan, 225,135 shares available for future issuance under our 2003 Restricted Stock Deferral Plan for Outside Directors and 28,326 shares available for future issuance under our 2004 Restricted Stock Plan, in all cases, as of March 31, 2006.

This table should be read in conjunction with “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2006
		As Adjusted
		for This
	Actual	Offering
	(In thousands)

Cash and cash equivalents	$8,198	$8,647

Restricted cash(1)	$12,942	$12,942

Short-term investments(2)	$133,893	$133,893

Shareholders’ equity:
Preferred Stock, $0.01 par value per share, 25,000,000 shares authorized and no shares issued or outstanding, actual and as adjusted for this offering	$—	$—
Common Stock, $0.01 par value per share, 194,275,000 shares authorized; 20,566,678 shares issued and outstanding, actual; 28,566,678 shares issued and outstanding, as adjusted for this offering(3)	206	286
Class A common stock, Series 1, $0.01 par value per share, 5,725,000 shares authorized; 695,895 shares issued and outstanding, actual and as adjusted for this offering(3)	7	7
Class A common stock, Series 2, $0.01 par value per share, 75,000,000 shares authorized; 35,860,290 shares issued and 34,301,123 shares outstanding, actual; 27,885,290 shares issued and 26,326,123 shares outstanding, as adjusted for this offering(3)	359	279
Treasury stock, at cost	(7,312)	(7,312)
Additional paid-in capital	175,623	176,072
Retained earnings	67,575	67,575
Accumulated other comprehensive income	20,203	20,203

Total shareholders’ equity	256,661	257,110

Total capitalization	$256,661	$257,110

(1)	We classify all cash and cash equivalents that are not available for general use either due to Financial Services Authority requirements or through restrictions in specific agreements as restricted cash. See note 3 to our consolidated financial statements that are included elsewhere in this prospectus.

(2)	An additional $8.6 million is classified as long-term investments. See note 4 to our consolidated financial statements that are included elsewhere in this prospectus.

(3)	Pursuant to our charter and resolutions adopted by our board of directors, our Class A1 shares became convertible into shares of new common stock on February 19, 2006 (with certain exceptions) and shares of our Class A2 shares became convertible into shares of new common stock on May 20, 2006. After giving effect to the conversion of all shares of Class A common stock for which conversion has been elected by our holders, 55,585,485 shares of common stock, no Class A1 shares and 3,211 Class A2 shares are issued and outstanding, as adjusted for this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for the dates and periods indicated. We derived the selected consolidated financial data set forth below for the three months ended March 31, 2006 and 2005 and as of March 31, 2006 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We derived the selected consolidated financial data set forth below for the years ended December 31, 2005, 2004 and 2003 and as of December 31, 2005 and 2004 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. We derived the selected consolidated financial data set forth below for the years ended December 31, 2002 and 2001 and as of December 31, 2003, 2002 and 2001 from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, and are not included in this prospectus. We converted from a limited liability company to a corporation on June 15, 2001.

The selected consolidated financial data presented below is not indicative of our future results for any period. In management’s opinion, the unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited consolidated data. The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except for share and per share data)

Consolidated Statement of Income/(Loss) Data
Revenues(1):
Transaction fees, net(2)	$43,235	$27,085	$136,976	$90,906	$81,434	$118,794	$63,526
Market data fees	6,022	3,482	14,642	12,290	9,624	5,237	2,589
Other	1,025	1,261	4,247	5,218	2,688	1,459	748

Total revenues	50,282	31,828	155,865	108,414	93,746	125,490	66,863

Operating expenses:
Compensation and benefits	10,617	7,886	35,753	30,074	26,236	27,906	15,970
Professional services	2,690	3,200	10,124	12,312	13,066	14,344	7,340
Selling, general and administrative	6,134	4,376	18,886	16,610	16,185	17,919	9,571
Floor closure costs(3)	—	—	4,814	—	—	—	—
Settlement expense(4)	—	—	15,000	—	—	—	—
Depreciation and amortization	3,188	3,958	15,083	17,024	19,341	14,368	7,052

Total operating expenses	22,629	19,420	99,660	76,020	74,828	74,537	39,933

Operating income	27,653	12,408	56,205	32,394	18,918	50,953	26,930
Other income (expense), net	1,108	992	3,790	1,328	948	1,492	(385)

Income before income taxes	28,761	13,400	59,995	33,722	19,866	52,445	26,545
Income tax expense	9,097	4,530	19,585	11,773	6,489	17,739	10,748

Net income(5)	$19,664	$8,870	$40,410	$21,949	$13,377	$34,706	$15,797

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except for share and per share data)

Redemption adjustments to redeemable stock put(6)	—	—	(61,319)	—	8,378	(10,730)	(6,144)
Deduction for accretion of Class B redeemable common stock(7)	—	—	—	—	(1,768)	(3,656)	(1,876)

Net income (loss) available to common shareholders	$19,664	$8,870	$(20,909)	$21,949	$19,987	$20,320	$7,777

Earnings (loss) per common share(8):
Basic	$0.35	$0.17	$(0.39)	$0.42	$0.37	$0.37	$0.26

Diluted	$0.33	$0.17	$(0.39)	$0.41	$0.37	$0.37	$0.26

Weighted average common shares outstanding(8):
Basic	55,532,693	52,866,295	53,217,874	52,865,108	54,328,966	54,392,602	29,778,672

Diluted	58,972,248	53,063,138	53,217,874	53,062,078	54,639,708	54,850,095	29,873,789

(1)	Includes revenues from related parties generated in the ordinary course of our business. For a presentation and discussion of our revenues attributable to related parties for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003, see our consolidated statements of income and note 13 to our consolidated financial statements that are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. For a discussion of these rebates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenues — Transaction Fees.”

(3)	In April 2005, we closed our open-outcry trading floor in London to take advantage of increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position. Costs associated with the floor closure were $4.8 million and are classified as “Floor closure costs” in the accompanying consolidated statement of income for the year ended December 31, 2005. Floor closure costs include lease terminations for the building where the floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, legal costs, asset impairment and other associated costs. No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred. See note 18 to our consolidated financial statements that are included elsewhere in this prospectus.

(4)	In September 2005, we settled the legal action brought by EBS related to alleged patent infringement. Under the settlement agreement, we made a payment to EBS of $15.0 million, and were released from the legal claims brought against us without admitting liability. The payment was recorded as “Settlement expense” in the accompanying consolidated statement of income for the year ended December 31, 2005. See note 17 to our consolidated financial statements that are included elsewhere in this prospectus.

(5)	The financial results for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding these charges, net of taxes, our consolidated net income for the year ended December 31, 2005 would have been $53.1 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

(6)	In connection with our formation, we granted a put option to Continental Power Exchange, Inc., an entity controlled by our chairman and chief executive officer, Jeffrey C. Sprecher. The put option would have required us under certain circumstances to purchase Continental Power Exchange, Inc.’s equity interest in our business at a purchase price equal to the greater of the fair market value of the equity interest or $5 million. We initially recorded the redeemable stock put at the minimum $5 million redemption threshold. We adjusted the redeemable stock put to its redemption amount at each subsequent balance sheet date. Adjustments to the redemption amount were recorded to retained earnings or, in the absence of positive retained earnings, additional paid-in capital. In October 2005, we entered into an agreement with Continental Power Exchange, Inc. to terminate the redeemable stock put upon the closing of our initial public offering of common stock in November 2005. We increased the redeemable stock put by $61.3 million during the year ended December 31, 2005 to reflect an increase in the estimated fair value of our common stock from $8.00 per share as of December 31, 2004 to $35.90 per share as of November 21, 2005, the closing date of our initial public offering of common stock and the termination date of the redeemable stock put. The balance of the redeemable stock put on November 21, 2005 was $78.9 million and was reclassified to additional paid-in capital upon its termination. See note 10 to our consolidated financial statements that are included elsewhere in this prospectus. In connection with the termination of the put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc. pursuant to which we may be obligated to pay the expenses of registration, including underwriting discounts up to a maximum of $4.5 million.

(7)	We redeemed all of our Class B redeemable common stock on November 23, 2004 at a price of $23.58 per share, for aggregate consideration of $67.5 million. Upon its issuance on June 18, 2001, we recorded our Class B redeemable common stock at its discounted present value of $60.2 million. We recorded charges to retained earnings for the accretion of this amount up to the $67.5 million redemption value of our Class B redeemable common stock over a two-year period ending in June 2003, which was the earliest potential redemption date.

(8)	The impact of outstanding stock options is considered to be antidilutive in the calculation of diluted earnings per share when a net loss available to common shareholders is reported. Our outstanding stock options have not been included in the computation of diluted loss per share for the year ended December 31, 2005 due to the $20.9 million net loss available to common shareholders as a result of the $61.3 million charged to retained earnings related to the redeemable stock put adjustments. Therefore, our diluted loss per share is computed in the same manner as basic loss per share for the year ended December 31, 2005. If the redemption adjustments to the redeemable stock put are excluded from the calculation of earnings per share, the resulting adjusted basic earnings per share would have been $0.76 based on the $40.4 million in consolidated net income for the year ended December 31, 2005 and adjusted diluted earnings per share would have been $0.74. The adjusted diluted earnings per share would have been based on 54.4 million in adjusted diluted weighted average common shares outstanding, which includes 1.2 million stock options and restricted stock having a dilutive effect for the year ended December 31, 2005. The adjusted basic and diluted earnings per share for the year ended December 31, 2005, excluding the redeemable stock put adjustments, the $4.8 million floor closure costs and the $15.0 million settlement expenses, would have been $1.00 and $0.98, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

	As of March 31,	As of December 31,
	2006	2005	2004	2003	2002	2001
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents(1)(2)	$8,198	$20,002	$61,199	$44,913	$33,627	$25,610
Restricted cash and restricted short-term investments(1)(3)	12,942	12,578	18,421	36,797	8,876	8,157
Short-term investments(2)	133,893	111,181	5,700	12,000	4,000	—
Total current assets	181,935	164,015	100,042	105,893	60,841	46,814
Property and equipment, net	21,556	20,348	19,364	25,625	32,843	18,567
Long-term investments(4)	8,618	2,296	—	—	—	—
Goodwill and other intangible assets, net	76,654	76,054	86,075	81,448	73,950	67,727
Total assets	291,696	265,770	207,518	214,879	170,053	134,957
Total current liabilities	28,249	26,394	34,440	17,917	17,603	30,023
Revolving credit facility — current and long-term(1)(2)	—	—	25,000	—	—	—
Related-party notes payable	—	—	—	—	—	16,201
Obligations under capital leases — current and long-term	—	—	482	2,130	2,656	1,306
Class B redeemable common stock(1)	—	—	—	67,500	65,732	62,076
Redeemable stock put(5)	—	—	17,582	17,582	25,960	15,230
Shareholders’ equity(3)(5)	256,661	232,623	132,149	101,194	50,021	19,540

(1)	The redemption of the Class B redeemable common stock occurred in November 2004 and resulted in an $18.5 million reduction in cash and cash equivalents, a $24.0 million reduction in restricted short-term investments, a $25.0 million increase in current and long-term debt and a corresponding $67.5 million reduction in Class B redeemable common stock.

(2)	We received net proceeds from our initial public offering of our common stock in November 2005 of $60.8 million, after deducting the underwriting discount. We used a portion of these net proceeds to repay all outstanding borrowings under our $25.0 million revolving credit facility. We also invested a portion of our cash in excess of short-term operating needs in investment-grade marketable debt securities and municipal bonds.

(3)	We adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, during 2003, which resulted in the consolidation of a variable interest entity and an increase in restricted short-term investments and a corresponding increase in additional paid-in capital of $24.0 million. See note 9 to our consolidated financial statements that are included elsewhere in this prospectus.

(4)	Represents available-for-sale investments that we intend to hold for more than one year pursuant to our cash investment policy. See note 4 to our consolidated financial statements that are included elsewhere in this prospectus.

(5)	In October 2005, we entered into an agreement with Continental Power Exchange, Inc. to cancel the redeemable stock put upon the closing of the initial public offering of our common stock in November 2005. See note 10 to our consolidated financial statements that are included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001(1)
	(In thousands, except for percentages)

Operating Data:
Our Market Share of Selected Key Products:
Total crude oil futures contracts traded globally(2)	29,514	20,384	91,049	78,477	69,450	67,173	55,926
Our ICE Brent Crude oil futures contracts traded	10,174	6,162	30,412	25,458	24,013	21,493	18,395
Our ICE WTI Crude oil futures contracts traded	2,316	—	—	—	—	—	—
Our crude oil futures market share(2)	42.3%	30.2%	33.4%	32.4%	34.6%	32.0%	32.9%

Total cleared OTC Henry Hub natural gas contracts traded on us and NYMEX-ClearPort	17,434	8,847	53,166	21,241	6,869	1,170	—
Our cleared OTC Henry Hub natural gas contracts traded	13,851	6,832	42,760	15,887	4,512	792	—
Our market share — cleared OTC Henry Hub natural gas vs. NYMEX-ClearPort(3)	79.4%	77.2%	80.4%	74.8%	65.7%	67.7%	—%

Total cleared OTC PJM financial power contracts traded on us and NYMEX-ClearPort	522	352	1,886	748	149	—	—
Our cleared OTC PJM financial power contracts traded	444	240	1,234	513	6	—	—
Our market share — cleared OTC PJM financial power vs. NYMEX-ClearPort(4)	85.1%	68.1%	65.4%	68.7%	4.0%	—%	—%

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001(1)
	(In thousands, except for percentages)

Our Average Daily Trading Fee Revenues(5):
Our futures business average daily exchange fee revenues	$296	$198	$226	$179	$158	$125	$92

Our bilateral OTC business average daily commission fee revenues	87	78	79	80	112	330	194
Our cleared OTC business average daily commission fee revenues	294	162	233	94	24	5	—

Our OTC business average daily commission fee revenues	381	240	312	174	136	335	194

Our total average daily exchange fee and commission fee revenues	$677	$438	$538	$353	$294	$460	$286

Our Trading Volume(6):
Futures volume	16,659	8,739	42,055	35,541	33,341	30,441	26,423
Futures average daily volume	260	143	166	140	132	121	104
OTC volume	19,970	10,859	61,999	30,961	24,260	43,982	24,875
OTC average daily volume	322	178	247	123	97	175	99

(1)	Information for 2001 for our futures business reflects trading activity for the entire year, including trading activity that occurred prior to our acquisition in June 2001 of ICE Futures (formerly known as the International Petroleum Exchange).

(2)	Total crude oil futures contracts traded globally and our resulting crude oil futures market share is calculated based on the number of ICE Brent Crude futures contracts traded and ICE WTI Crude futures contracts traded as compared to the total number of ICE Brent Crude futures contracts, ICE WTI Crude futures contracts traded and NYMEX Light Sweet Crude and London Brent Crude futures contracts traded.

(3)	Our cleared OTC Henry Hub market share versus NYMEX-ClearPort is calculated based on the number of ICE cleared Henry Hub natural gas contracts traded as a percentage of the total ICE cleared Henry Hub natural gas contracts and NYMEX-ClearPort Henry Hub natural gas futures contracts traded.

(4)	Our cleared OTC PJM financial power market share versus NYMEX-ClearPort is calculated based on the number of ICE cleared PJM financial power contracts traded as a percentage of the total ICE cleared PJM financial power contracts and NYMEX-ClearPort cleared PJM financial power contracts traded. PJM refers to the Pennsylvania, New Jersey and Maryland power trading hub. The NYMEX-ClearPort cleared PJM financial power contract was launched in April 2003 and our PJM financial power contract was launched in November 2003. Data regarding the volumes of NYMEX-ClearPort cleared PJM financial power contracts traded is derived from the Futures Industry Association.

(5)	Represents the total commission fee and exchange fee revenues for the period divided by the number of trading days during the period.

(6)	Volume is calculated based on the number of contracts traded in our markets, which is the number of round turn trades. Each round turn trade represents a matched buy and sell order of one contract. Average daily volume represents the total volume, in contracts, for the period divided by the number of trading days during that period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus. The following discussion is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in our “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We operate the leading electronic global futures and over-the-counter, or OTC, marketplace for trade execution in a broad array of energy products. Currently, we are the only marketplace to offer an integrated electronic platform for trading energy products in both futures and OTC markets. Through our widely-distributed electronic trading platform, our marketplace brings together buyers and sellers of derivative and physical energy commodities contracts. We operate our business in, and report our financial results based on, three distinct markets: futures markets, OTC markets and market data markets. Futures markets offer trading in standardized derivative contracts on a regulated exchange and OTC markets offer trading in over-the-counter, or off-exchange, derivative contracts, including contracts that provide for the physical delivery of an underlying commodity or for financial settlement based on the price of an underlying commodity. Through our market data segment, we offer a variety of market data services and products for both futures and OTC market participants and observers. During the three months ended March 31, 2006, 16.7 million contracts were traded in our futures markets and 20.0 million contracts were traded in our OTC markets, up 90.6% from 8.7 million futures contracts traded during the three months ended March 31, 2005 and up 83.9% from 10.9 million OTC contracts traded during the three months ended March 31, 2005. During the year ended December 31, 2005, 42.1 million contracts were traded in our futures markets and 62.0 million contracts were traded in our OTC markets, up 18.3% from 35.5 million futures contracts traded during the year ended December 31, 2004 and up 100.2% from 31.0 million OTC contracts traded during the year ended December 31, 2004.

Our futures business segment consists primarily of trade execution in futures contracts and options on futures contracts, which we conduct through our subsidiary, ICE Futures. Historically, we offered futures trading both on our electronic platform and on our open-outcry trading floor. We closed our open-outcry trading floor in London on April 7, 2005 and all of our futures trading is now conducted exclusively in our electronic markets. This decision allowed us to maintain and enhance our competitive position in our futures markets, and to take advantage of the increasing demand for electronically traded markets. Our OTC business segment consists of trade execution in OTC energy contracts conducted exclusively on our electronic platform and the provision of trading-related services, including OTC electronic trade confirmation and OTC risk management functionality. Our market data business segment, which we conduct through our subsidiary, ICE Data, consists of the distribution of electronically generated, verifiable energy market data primarily derived from actual trades executed in our marketplace.

On a consolidated basis, we generated $50.3 million in revenues for the three months ended March 31, 2006, a 58.0% increase compared to $31.8 million for the three months ended March 31, 2005. On a consolidated basis, we generated $19.7 million in net income for the three months ended March 31, 2006, a 121.7% increase compared to $8.9 million during the three months ended March 31, 2005. On a consolidated basis, we generated $155.9 million in revenues for the year ended December 31, 2005, a 43.8% increase compared to $108.4 million for the year ended December 31, 2004. On a consolidated basis, we generated $40.4 million in net income for the year ended December 31, 2005, a 84.1% increase compared to $21.9 million for the year ended December 31, 2004. The financial results for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to the payment to EBS to settle litigation.

Our Business Environment

Trading activity in global derivatives markets has risen in the past decade as the number of available trading products and venues has increased. This, in turn, has enabled a growing number and range of market participants to access these markets. As energy markets began to deregulate in the early 1990’s, new derivative products were developed to satisfy the increasing demand for energy risk management tools and investment strategies. The range of derivative energy products has expanded to include instruments such as futures, forwards, swaps, differentials, spreads and options. Volume growth in both our futures markets and our OTC markets has been driven by steadily increasing demand for these contracts and our ability to provide liquidity in the markets for these products.

Our business is primarily transaction-based, and our revenues and profitability relate directly to the level of trading activity in our markets. Trading volumes are driven by a number of factors, including the degree of volatility in commodities prices. Higher price volatility increases the need to hedge contractual price risk and creates opportunities for arbitrage or speculative trading. While higher energy prices do not have a direct correlation to our trading volumes, changes in the absolute price level of energy commodities, such as those experienced in recent years in crude oil, can have a significant impact on our trading volumes. Changes in our futures trading volumes and OTC average daily commissions have also been driven by varying levels of liquidity both in our markets and in the broader markets for energy commodities trading, which influence trading volumes across all of the markets we operate. For example, the use of clearing in the OTC markets has served to increase participation in the OTC markets by non-traditional participants. This in turn has increased liquidity in formerly illiquid contracts and resulted in increased trading activity, particularly in North American natural gas and power markets. Our trading volumes in our futures business segment were also favorably impacted by our transition to electronic trading in April 2005 when the distribution of our futures markets was significantly expanded through increased use of screen-based trading.

Commodity futures markets are highly regulated and offer trading of standardized contracts. The futures markets are more structured and mature than the institutional markets for OTC energy trading. In our futures business segment, rising demand for, among other things, increased price discovery and risk management tools in the energy sector has driven annual record trading volumes for eight consecutive years at ICE Futures and its predecessor company.

Unlike the futures markets, the OTC markets generally involve limited regulation and offer customization of contract terms by counterparties. While the OTC markets have matured considerably in recent years, contracts traded in the OTC markets are generally less standardized than the futures markets. These markets have been characterized by less transparency and fragmentation of liquidity. However, we have introduced a number of structural changes to our OTC markets to increase both transparency and liquidity, including the availability of electronic trading, the introduction of cleared OTC contracts and the use of transaction-based indices.

We introduced the industry’s first cleared OTC energy contracts in North America in March 2002 in the natural gas market. The use of OTC clearing serves to reduce the credit risk associated with bilateral OTC trading by interposing an independent clearinghouse as a counterparty to trades in these contracts. The use of a central clearinghouse rather than the reliance on bilateral trading agreements resulted in more participants becoming active in the OTC markets. Clearing through a central clearinghouse typically offers market participants the ability to reduce the amount of capital required to trade as well as the ability to cross-margin positions in various commodities. Cross-margining means that a participant is able to have offsetting positions taken into account in determining its margin requirements, which could reduce the amount of margin the participant must deposit with the futures commission merchant through which it clears. As a result of the introduction of OTC clearing, the addition of new participants and an improved credit environment in the markets for energy commodities trading, our OTC markets have experienced steady growth, increase price transparency and increased institutionalization.

We believe that the move toward electronic trade execution, together with the improved accessibility for new market participants and the increased adoption of energy commodities as a tradable, investable asset class, will support continued secular growth in the global energy markets. As participation continues to increase and as participants continue to employ more sophisticated financial instruments and risk management strategies to manage their energy price exposure, we believe there remains considerable opportunity for further growth in energy derivatives trading on a global basis.

Variability in Quarterly Comparisons

In addition to general conditions in the financial markets and in the energy markets in particular, energy trading has historically been subject to variability in trading volumes due primarily to five key factors. These factors include:

•	Geopolitical Events: Geopolitical events tend to impact global oil prices and may impact global oil supply. Because crude oil prices often move in conjunction with changes in the perception of geopolitical risk, these events in the past have impacted trading activities in our markets due to the increased need for risk management in times of uncertainty.

•	Weather: Weather events have been an important factor in energy price volatility and the supply and demand of energy commodities and, therefore, the trading activities of market participants. Unexpected or extreme weather conditions, such as low temperatures or hurricanes, and other events that cause demand increases, supply disruptions or unexpected volatility tend to result in business disruptions and expanded hedging and trading activity in our markets.

•	Real and Perceived Supply and Demand Imbalances: Government agencies, such as the Energy Information Administration, regularly track energy supply data. Reporting on supply or production may impact trading volumes due to real or perceived supply and demand imbalances.

•	Number of Trading days: The variability in the number of business days in each quarter affects our revenues, and will affect quarter-to-quarter revenue comparisons, since trading generally only takes place on business days.

•	Seasonality: Participants engaged in oil, natural gas and power businesses tend to experience moderate seasonal fluctuations in demand, although such seasonal impacts have been negated in periods of high volume trading.

These and other factors could cause our revenues to fluctuate from quarter to quarter. These fluctuations may affect the reliability of quarter to quarter comparisons of our revenues and operating results when, for example, these comparisons are between quarters in different seasons. Inter-seasonal comparisons will not necessarily be indicative of our results for future periods.

Products

We offer products and services to serve the front-, middle- and back-offices of our participants and are well positioned in the energy trading market and risk management operations. For traders, we offer a range of commodity contracts in both our futures and OTC marketplace on a common electronic platform. We offer an electronic trade confirmation system for back-office professionals as well as a range of market data services.

In our futures markets, we offer trading in the ICE Brent Crude and ICE West Texas Intermediate, or WTI, Crude futures contracts. Brent crude is a light, sweet grade of crude oil that serves as the price benchmark to approximately two-thirds of the world’s traded oil products. WTI crude is also a light sweet crude that serves as a global crude oil benchmark. We introduced our WTI contracts in February 2006. We continually develop and launch new products designed to meet market demand and the needs of our participants. The addition of WTI Crude futures to our suite of energy futures and options brings the world’s two most significant crude oil benchmarks together on our trading platform. Also through our futures segment, we list the leading heating oil contract, known as ICE Gas Oil futures. In April 2006, we introduced two new cash-settled futures contracts, the ICE New York Harbor Unleaded Gasoline Blendstock (RBOB) futures contract and the ICE New York Harbor Heating Oil futures contract.

In our OTC markets, we offer trading in hundreds of natural gas, power and refined oil products on a bilateral basis. At the end of the first quarter of 2006, we also offered over 50 cleared OTC contracts, which account for the majority of our commission revenue. In March 2006, we began the introduction of more than 50 planned additional cleared OTC contracts. To date, we have launched over 50 of these planned cleared contracts and plan to launch additional cleared contracts in the near future.

On April 6, 2006, the New York Mercantile Exchange, Inc., or NYMEX, and the Chicago Mercantile Exchange Inc., or CME, entered into a definitive technology services agreement. Pursuant to the agreement, NYMEX will list certain energy futures and options contracts on the CME Globex electronic trading platform. The agreement between NYMEX and CME may enhance NYMEX’s ability to compete with the energy contracts traded on our electronic platform. In addition, this agreement may impact our ability to continue to increase our market share. However, we believe we are well positioned to compete with NYMEX on a number of fronts. Responding to customer demand, we introduced our successful ICE WTI Crude futures contract in February 2006, achieving record open interest and trading volumes on a weekly basis. More importantly, we enjoy liquidity in a diverse range of energy contracts across both futures and over-the-counter markets that we believe is not offered by other markets.

Technology

Our innovative Internet-accessible trading platform was designed for energy trading and risk management. Deployed on the desktops of thousands of energy market participants around the world, our electronic platform is an integral tool for energy market participants. In addition to our own front-end, participants may select from 12 independent software vendors that are linked to our trading platform. There is also a rapidly growing base of proprietary front-end development around our electronic platform to connect various dealer and prime brokerage systems as well as algorithmic trading systems. Most of our largest customers’ back-offices are connected to our platform for back-office purposes to realize the efficiencies of straight-through processing for both futures and OTC trades. From a connectivity perspective, customers can access our redundant data centers in the U.S. and U.K. using the Internet or any one of several private line alternatives, including routing through our recently opened telecommunications hubs in London, Chicago, Singapore, and starting in June, in New York.

We are continuously enhancing our technology to improve our speed and reliability. Since our futures business moved to the screen last April, we have experienced a ten-fold increase in message volume. In order to sustain the scalability of our platform, we have completed a number of hardware and software upgrades that have allowed us to reduce round-trip time and increase throughput. From a reliability standpoint, we also made system improvements to minimize downtime, particularly as we repeatedly expanded our platform hours to cover 23 hours per day.

We believe that our electronic platform offers the most comprehensive set of energy markets and functionality available in the industry today. The platform provides a rich set of features for trading futures and options as well as OTC swaps and physical spot and forwards on one screen. OTC trades can be executed and settled bilaterally between counterparties or cleared anonymously. Implied spreading in both futures and OTC markets improves execution, while spreadsheet capabilities embedded into the WebICE front-end allow traders to easily build and deploy simple market-making algorithms.

We believe our continued focus on distribution, performance, and functionality will enable us to maintain and enhance our technological edge in the energy marketplace.

Segment Reporting

For financial reporting purposes, our business is divided into three segments: our futures business segment, our OTC business segment and our market data business segment. For a discussion of these segments and related financial disclosure, refer to note 19 to our consolidated financial statements and related notes included elsewhere in this prospectus.

Our Futures Business Segment

The following table presents, for the periods indicated, selected statement of income data in dollars and as a percentage of revenues for our futures business segment:

	Three Months Ended March 31,				Year Ended December 31,
	2006	%	2005	%	2005	%	2004	%	2003	%
	(Dollar amounts in thousands)

Revenues(1):
Transaction fees, net(2):
ICE Brent Crude futures	$13,476	61.4%	$8,498	60.1%	$41,334	63.4%	$32,176	60.7%	$28,497	62.0%
Other futures products and options	5,483	25.0	3,560	25.2	15,856	24.3	13,324	25.2	11,463	24.9
Intersegment fees	2,471	11.3	1,036	7.3	5,108	7.8	3,679	6.9	3,198	6.9
Market data fees	37	0.2	181	1.3	389	0.6	341	0.6	183	0.4
Other	467	2.1	861	6.1	2,503	3.8	3,460	6.5	2,659	5.8

Total revenues	21,934	100.0	14,136	100.0	65,190	100.0	52,980	100.0	46,000	100.0

Operating expenses:
Selling, general and administrative expenses(3)	5,772	26.3	6,320	44.7	22,865	35.1	23,823	45.0	22,600	49.1
Intersegment expenses(4)	4,735	21.6	1,973	14.0	10,289	15.8	7,532	14.1	4,737	10.3
Floor closure costs(5)	—	—	—	—	4,814	7.3	—	—	—	—
Depreciation and amortization	525	2.4	629	4.4	2,464	3.8	2,415	4.6	2,117	4.6

Total operating expenses	11,032	50.3	8,922	63.1	40,432	62.0	33,770	63.7	29,454	64.0

Operating income	10,902	49.7	5,214	36.9	24,758	38.0	19,210	36.3	16,546	36.0
Other income, net	507	2.3	640	4.5	2,686	4.1	1,925	3.6	1,135	2.5
Income tax expense	3,993	18.2	2,049	14.5	9,606	14.7	7,397	14.0	5,616	12.3

Net income(5)	$7,416	33.8%	$3,805	26.9%	$17,838	27.4%	$13,738	25.9%	$12,065	26.2%

(1)	We generate revenues from related parties in the ordinary course of our business. Revenues attributable to related parties were $4.0 million and $1.9 million for the three months ended March 31, 2006 and 2005, respectively, and $11.4 million, $6.7 million and $5.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. For a discussion of our related parties, see note 13 to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. For a discussion of these rebates, see “— Sources of Revenues — Transactions Fees.”

(3)	Includes compensation and benefits expenses and professional services expenses.

(4)	Intersegment expenses represent fees paid by our futures business segment for support provided by the OTC business segment to operate the electronic trading platform used in our futures business.

(5)	The financial results for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of the open-outcry trading floor in London. Excluding these floor closure charges, net of taxes, our futures business net income for the year ended December 31, 2005 would have been $21.0 million. See “— Non-GAAP Financial Measures.”

During the period following the closure of our open-outcry trading floor, aggregate trading volumes in our futures markets have increased substantially as compared to the comparable periods in the prior year. The trading volumes initially declined in April 2005 due in part to the displacement of floor-based traders following the floor closure on April 7, 2005. Many of these traders later began trading electronically along with new participants on our platform. Aggregate futures trading volumes were 16.7 million contracts for the three months ended March 31,

2006, a 90.6% increase compared to 8.7 million contracts for the three months ended March 31, 2005. Aggregate futures trading volumes since the April 2005 electronic transition increased 25.6% compared to the same April through December period in 2004.

We achieved cost savings of approximately $1.2 million in 2005 and expect to achieve cost savings ranging from approximately $3.8 million to $4.4 million annually in 2006 and 2007 in connection with our decision to close our open-outcry trading floor. These cost savings primarily relate to reduced compensation and benefits expenses, rent and occupancy expenses and selling, general and administrative expenses. However, in 2005, any cost savings were offset by a charge of $4.8 million that we recorded in the quarter ended June 30, 2005 in connection with expenses we incurred as part of the closure of our open-outcry trading floor and full migration of futures trading to our electronic platform. These expenses primarily include lease termination costs, employee termination costs and property and equipment disposals relating to our open-outcry trading floor. Furthermore, because our electronic platform can accommodate substantially greater trading volumes, and the cost of operating our platform is largely fixed, we expect to benefit from increased operating leverage in our futures business.

Our ICE Brent Crude futures contract is a benchmark contract relied upon by a broad range of market participants, including certain large oil producing nations, to price their crude oil. During the three months ended March 31, 2006, the average daily quantity of Brent crude oil traded in our markets was 159 million barrels, with an average notional daily value of over $10.1 billion. We believe that market participants are increasingly relying on this contract for their risk management activities, as evidenced by steady increases in traded volumes over the past several years.

In our futures business segment, we earn fees from both counterparties to each futures contract or option on futures contract that is traded. In our futures business, we refer to these fees as exchange fees. We derived exchange fees of $19.0 million and $12.1 million for the three months ended March 31, 2006 and 2005, respectively, representing 37.7% and 37.9%, respectively, of our consolidated revenues, and $57.2 million, $45.5 million and $40.0 million for the years ended December 31, 2005, 2004 and 2003, respectively, representing 36.7%, 42.0% and 42.6%, respectively, of our consolidated revenues. A contract is a standardized quantity of the physical commodity underlying each futures contract.

The following table presents the underlying commodity size per futures and options contract traded in our futures markets as well as the relevant standard of measure for each contract:

Futures Contract	Size	Measure

ICE Brent Crude	1,000	Barrels
ICE WTI Crude	1,000	Barrels
ICE Gas Oil	1,000	Metric Tonnes
ICE Heating Oil	42,000	Gallons
ICE Natural Gas	1,000	Therms per day
ICE Electricity	1	Megawatt Hours
ICE Unleaded Gasoline Blendstock (RBOB)	42,000	Gallons

Options Contract	Size	Measure

ICE Brent Crude options	1	ICE Brent Crude futures contracts
ICE Gas Oil options	1	ICE Gas Oil futures contracts

The following table presents, for the periods indicated, trading activity in our futures markets for commodity type based on the total number of contracts traded:

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)

Number of futures contracts traded:
ICE Brent Crude futures	10,174	6,162	30,412	25,458	24,013
ICE Gas Oil futures	3,937	2,427	10,972	9,356	8,430
ICE WTI Crude futures(1)	2,316	—	—	—	—
Other(2)	232	150	671	727	898

Total	16,659	8,739	42,055	35,541	33,341

(1)	A fee waiver applied to trade execution for ICE WTI Crude futures contracts from the launch date of February 3, 2006 through March 31, 2006.

(2)	Consists primarily of ICE Natural Gas futures, ICE Electricity futures, ICE Brent Crude options, ICE Gas Oil options and ICE ECX CFI futures contracts. The ICE ECX CFI Futures contract is the result of a cooperative relationship between ICE Futures and the Chicago Climate Exchange, Inc. and its subsidiary, the European Climate Exchange. ICE Futures shares in the revenue derived from the ICE ECX CFI futures contract.

The following chart presents the futures exchange fee revenues by contract traded in our markets for the periods presented:

Futures Transaction Fee Revenues by Commodity

(1)	Presented net of $2.3 million of exchange fee rebates. For a discussion of these rebates, see “— Sources of Revenues — Transaction Fees.”

The following table presents our average daily open interest for our futures contracts. Open interest is the number of contracts (long or short) that a member holds either for its own account or on behalf of its clients. Open interest refers to the total number of contracts that are currently open — in other words, contracts that have been traded but not yet liquidated by either an offsetting trade, exercise, expiration or assignment. The level of open interest in a contract is often considered a measure of an exchange’s liquidity in that contract. In general, the higher the level of open interest, the greater the extent it is being used as a hedging and risk management tool. Open interest is also a measure of the health of a market both in terms of the number of contracts which members and their clients continue to hold in the particular contract and by the number of contracts held for each contract month listed by our exchange.

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)

Open Interest — Futures (in contracts):
ICE Brent Crude futures	398	340	351	336	299
ICE Gas Oil futures	225	161	200	164	148
ICE WTI Crude futures	80	—	—	—	—
Other(1)	57	34	42	35	43

Total	760	535	593	535	490

(1)	Consists primarily of ICE Natural Gas futures, ICE Electricity futures, ICE Brent Crude options, ICE Gas Oil options and ICE ECX CFI futures contracts.

We charge exchange fees to ICE Futures’ 41 clearing members for contracts traded for their own account and for contracts traded on behalf of their customers or local traders. As ICE Futures’ operations are currently centered in London, we consider all revenues derived from exchange fees to be generated in the U.K.

Historically, the revenues generated in our futures business have been denominated in pounds sterling, which is the functional currency of ICE Futures and related U.K. subsidiaries. We translate these revenues and expenses into U.S. dollars using the average exchange rates for the reporting period. Gains and losses from foreign currency transactions are included in other income (expense) in our consolidated statements of income. We record any translation adjustments in accumulated other comprehensive income, a separate component of shareholders’ equity. Beginning on April 1, 2006, we began to charge exchange fees in U.S. dollars rather than pounds sterling in our key futures contracts, including crude oil and heating oil contracts.

Our OTC Business Segment

The following table presents, for the periods indicated, selected statement of income (loss) data in dollars and as a percentage of revenues for our OTC business segment:

	Three Months Ended March 31,				Year Ended December 31,
	2006	%	2005	%	2005	%	2004	%	2003	%
	(Dollar amounts in thousands)

Revenues(1):
Transaction fees, net(2):
North American natural gas	$18,323	57.9%	$10,871	59.4%	$59,911	62.9%	$29,046	49.6%	$16,814	34.3%
North American power	4,833	15.3	3,246	17.7	16,444	17.3	9,462	16.2	5,739	11.7
Global oil	438	1.4	436	2.4	1,632	1.7	3,999	6.8	8,844	18.0
Other commodities markets	—	—	116	0.6	219	0.2	1,043	1.8	2,821	5.7
Electronic trade confirmation	682	2.1	358	2.0	1,580	1.7	789	1.3	165	0.3
Order flow agreements shortfall payments	—	—	—	—	—	—	1,067	1.8	7,091	14.4
Intersegment fees	5,077	16.0	2,274	12.4	11,034	11.6	9,160	15.6	5,923	12.1
Market data fees	1,752	5.5	615	3.3	2,649	2.8	2,258	3.9	1,699	3.5
Other	558	1.8	400	2.2	1,744	1.8	1,758	3.0	29	—

Total revenues	31,663	100.0	18,316	100.0	95,213	100.0	58,582	100.0	49,125	100.0

Operating expenses:
Selling, general and administrative expenses(3)	13,376	42.2	8,921	48.7	40,808	42.9	34,219	58.4	32,017	65.1
Intersegment expenses	1,248	3.9	456	2.5	1,352	1.4	1,923	3.3	1,406	2.9
Settlement expense(4)	—	—	—	—	15,000	15.8	—	—	—	—
Depreciation and amortization	2,660	8.4	3,327	18.2	12,609	13.2	14,599	24.9	17,219	35.1

Total operating expenses	17,284	54.6	12,704	69.4	69,769	73.3	50,741	86.6	50,642	103.1

Operating income (loss)	14,379	45.4	5,612	30.6	25,444	26.7	7,841	13.4	(1,517)	(3.1)
Other income (expense), net	602	1.9	334	1.8	589	0.6	(588)	(1.0)	(180)	(0.4)
Income tax expense	4,275	13.5	1,921	10.5	7,698	8.0	2,509	4.3	307	0.6

Net income (loss)(4)	$10,706	33.8%	$4,025	22.0%	$18,335	19.3%	$4,744	8.1%	$(2,004)	(4.1)%

(1)	We generate revenues from related parties in the ordinary course of our business. Revenues attributable to related parties were $1.7 million and $1.3 million for the three months ended March 31, 2006 and 2005, respectively, and $6.0 million, $6.3 million and $6.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. For a discussion of our related parties, see note 13 to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. For a discussion of these rebates, see “— Sources of Revenues — Transaction Fees.”

(3)	Includes compensation and benefits expenses and professional services expenses.

(4)	The financial results for the year ended December 31, 2005 include a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding this charge, net of taxes, our OTC business net income for the year ended December 31, 2005 would have been $27.9 million. See “— Non-GAAP Financial Measures.”

Revenues in our OTC business segment are generated primarily through commission fees earned from trades executed in our markets. We also receive fees from the provision of electronic trade confirmation services, which primarily relates to bilateral or off-exchange trades. While we charge a monthly data access fee for access to our electronic platform, we derive a substantial portion of our OTC revenues from commission fees paid by participants for each trade that they execute. Commission fees are payable by each counterparty to a trade. We do not risk our own capital by engaging in any trading activities or by extending credit to market participants. We derived commission fees for OTC trades executed on our electronic platform of $23.6 million and $14.7 million for the three months ended March 31, 2006 and 2005, respectively, or 46.9% and 46.1%, respectively, of our consolidated revenues, and $78.2 million, $43.5 million and $34.2 million for the years ended December 31, 2005, 2004 and 2003, respectively, or 50.2%, 40.2% and 36.5%, respectively, of our consolidated revenues. Our OTC commission rates vary by product and are based on the volume of the commodity underlying the contract that is traded.

In addition to our commission fees, a participant that chooses to clear a trade must pay a fee to LCH.Clearnet and another for the services of the relevant member clearing firm, or futures commission merchant. Consistent with our futures business, we derive no direct revenues from the clearing process and participants pay the clearing fees directly to LCH.Clearnet and the futures commission merchants. However, we believe that the introduction of cleared OTC contracts has attracted new participants to our platform, which has led to increased liquidity in our markets. We believe that the increase in liquidity has led to increased trading volumes in the OTC markets for North American natural gas and power. Transaction or commission fees derived from our cleared OTC contracts represent an increasing percentage of our total OTC revenues. For the three months ended March 31, 2006 and for the years ended December 31, 2005, 2004 and 2003, these cleared transaction fees represented 68.5%, 69.3%, 47.6% and 13.9% of our total OTC revenues, respectively, net of intersegment fees. We intend to continue to support the introduction of these products in response to the requirements of our participants.

The following tables present, for the periods indicated, the total volume of the underlying commodity and number of contracts traded in our OTC markets, measured in the units indicated in the footnotes:

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In millions)

Total Volume — OTC:
North American natural gas(1)	44,906	23,838	138,809	63,935	34,257
North American power(2)	716	417	2,140	1,153	575
Global oil(3)	269	104	981	926	1,667

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)

Number of OTC contracts traded(4):
North American natural gas	17,964	9,535	55,524	25,574	13,703
North American power	1,086	613	3,145	1,683	838
Global oil	920	704	3,320	3,580	6,636
Other(5)	—	7	10	124	3,083

Total	19,970	10,859	61,999	30,961	24,260

(1)	Measured in million British thermal units, or MMBtu.

(2)	Measured in megawatt hours.

(3)	Measured in equivalent barrels of oil.

(4)	These OTC market volumes are converted into contracts based on the conversion ratios in the table below.

(5)	Consists of the North American weather, North American coal, European power, European gas and global precious metals commodities markets.

The following table presents the underlying commodity size for selected OTC contracts traded in our OTC markets as well as the relevant standard of measure for such contracts:

OTC Contract	Size	Measure

Financial gas	2,500	MMBtu
Physical gas	2,500	MMBtu
European gas	25,000	Therms per day
East power	800	Megawatt Hours per day
West power	400	Megawatt Hours per day
Crude oil	1,000	Barrels
Refined oil	100	Barrels
Precious metals	1,000	Ounces

The following chart presents the OTC commission fee revenues by commodity traded in our markets for the periods presented:

OTC Transaction Fee Revenues by Commodity

The following table presents our average weekly open interest for our cleared OTC contracts:

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)

Open Interest — Cleared OTC (in contracts):
North American gas	1,327	837	998	533	131
North American power	384	181	266	71	—
Global oil	26	39	40	28	3

Total	1,737	1,057	1,304	632	134

Our Market Data Business Segment

The following table presents, for the periods indicated, selected statement of income data in dollars and as a percentage of revenues for our market data business segment:

	Three Months Ended March 31,				Year Ended December 31,
	2006	%	2005	%	2005	%	2004	%	2003	%
	(Dollar amounts in thousands)

Revenues(1):
Market data fees	$4,233	77.5%	$2,686	86.2%	$11,604	86.2%	$9,691	86.2%	$7,742	84.4%
Intersegment fees	1,227	22.5	430	13.8	1,864	13.8	1,546	13.8	1,429	15.6

Total revenues	5,460	100.0	3,116	100.0	13,468	100.0	11,237	100.0	9,171	100.0

Operating expenses:
Selling, general and administrative expenses(2)	293	5.4	221	7.1	1,090	8.0	954	8.5	870	9.5
Intersegment expenses	2,792	51.1	1,311	42.1	6,365	47.3	4,930	43.9	4,407	48.0
Depreciation and amortization	3	0.1	2	—	10	0.1	10	0.1	5	0.1

Total operating expenses	3,088	56.6	1,534	49.2	7,465	55.4	5,894	52.5	5,282	57.6

Operating income	2,372	43.4	1,582	50.8	6,003	44.6	5,343	47.5	3,889	42.4
Other income (expense), net	(1)	—	18	0.6	515	3.8	(9)	(0.1)	(7)	(0.1)
Income tax expense	829	15.2	560	18.0	2,281	16.9	1,867	16.5	566	6.1

Net income	$1,542	28.2%	$1,040	33.4%	$4,237	31.5%	$3,467	30.9%	$3,316	36.2%

(1)	We generate revenues from related parties in the ordinary course of our business. Revenues attributable to related parties were $60,000 and $57,000 for the three months ended March 31, 2006 and 2005, respectively, and $198,000 and $178,000 for the years ended December 31, 2005 and 2004, respectively. For a discussion of our related parties, see note 13 to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)	Includes compensation and benefits expenses and professional services expenses.

We earn terminal and license fee revenues that we receive from data vendors through the distribution of real-time and historical futures prices and other futures market data derived from trading in our futures markets. We also earn subscription fee revenues from OTC daily indices, view only access to the OTC markets, data access fees to both the OTC and futures markets and OTC and futures end of day reports. In addition, we manage the market price validation curves whereby participant companies subscribe to receive consensus market valuations for their commodity positions.

Intersegment Fees

Our OTC business segment provides and supports the platform for electronic trading and market data in our futures and market data business segments. Intersegment fees include charges for developing, operating, managing and supporting the platform for electronic trading in our futures and market data businesses. Our futures business segment provides access to futures trading volumes to our market data business segment. We determine the intercompany or intersegment fees to be paid by the business segments based on transfer pricing standards and independent documentation. These intersegment fees have no impact on our consolidated operating results. We expect the structure of these intersegment fees to remain unchanged and expect that they will continue to have no impact on our consolidated operating results.

Sources of Revenues

Our revenues are comprised of transaction fees, market data fees and other revenues.

Transaction Fees

Transaction fees, including both futures exchange fees and OTC commission fees, have accounted for, and are expected to continue to account for, a substantial portion of our revenues. Transaction fees consist of:

•	exchange fees earned on futures transactions;

•	commission fees earned on OTC transactions;

•	electronic confirmation fees; and

•	shortfall payments made under our order flow agreements, which applied through the end of 2004.

Transaction fees were $43.2 million and $27.1 million for the three months ended March 31, 2006 and 2005, respectively, and accounted for 86.0% and 85.1% of our consolidated revenues for the three months ended March 31, 2006 and 2005, respectively. Transaction fees were $137.0 million, $90.9 million and $81.4 million for the years ended December 31, 2005, 2004 and 2003, respectively, and accounted for 87.9%, 83.9% and 86.9% of our consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Transaction fees, net of intersegment fees, accounted for 97.4% and 92.0% of revenues generated by our futures business segment for the three months ended March 31, 2006 and 2005, respectively, and accounted for 91.3% and 93.7% of revenues generated by our OTC business segment for the three months ended March 31, 2006 and 2005, respectively. Transaction fees, net of intersegment fees, accounted for 95.2%, 92.3% and 93.4% of revenues generated by our futures business segment for the years ended December 31, 2005, 2004 and 2003, respectively, and accounted for 94.8%, 91.9% and 96.0% of revenues generated by our OTC business segment for the years ended December 31, 2005, 2004 and 2003, respectively. Transaction fees, except for shortfall payments, are recognized as revenues as services are provided.

In our futures business segment, we charge exchange fees to both the buyer and the seller in each transaction. In this segment, our exchange fees are calculated and collected by LCH.Clearnet on our behalf. Exchange fees are based on the number of contracts traded during each month multiplied by the commission rate. A change to either our commission rate or to the volume of contracts executed through our futures business directly affects the revenues of our futures business. A change in the average exchange rate of pounds sterling to the U.S. dollar also directly affected the revenues and expenses of our futures business.

We accept Exchange of Futures for Physical, or EFP, and Exchange of Futures for Swaps, or EFS, transactions from members and their customers. EFP and EFS are trades that occur off exchange and are then reported for registration and clearing onto our futures markets. We have also implemented block trading facilities for members and their customers through which members may bilaterally arrange large volume trades and/or certain complex strategies and then submit these transactions for registration as exchange trades. For these transactions, we charge both the clearing firms of the buyer and seller a premium to the commission rate for trades executed directly on our platform.

Transaction fees in our futures business segment are presented net of rebates. We have historically granted trade rebates to local floor members to generate market liquidity. Under this arrangement, we rebated a percentage of the exchange fee for contracts bought and sold on our open-outcry trading floor on the same day for the same price. In addition, in November 2004, we implemented a two month fee rebate program when we transitioned the morning ICE Brent Crude futures session exclusively to our electronic platform. Under this program, we rebated to each member all exchange fees paid to execute trades in ICE Brent Crude futures contracts on our electronic platform during the morning session, as well as exchange fees paid to execute these contracts by certain local floor members trading on our open-outcry trading floor during our afternoon trading session. This program terminated on December 31, 2004. Trade rebates to local floor members amounted to $137,000, $625,000 and $687,000 for the years ended December 31, 2005, 2004 and 2003, respectively. In connection with the closure of our open-outcry trading floor on April 7, 2005, we discontinued the trade rebate to local floor members. The rebate fees under the 2004 rebate program amounted to $2.3 million in the aggregate for the months of November and December 2004. From time to time we may enter into market maker agreements with certain participants to make markets in certain contracts on our electronic platform.

In our OTC business segment, we charge commission fees to both the buyer and the seller in each transaction executed on our platform. The commission fees are based on the underlying commodity volume of each product traded multiplied by the commission rate for that product. We also accept transactions that participants execute off-platform but wish to have processed for clearing. For these transactions, we charge both the buyer and seller, but at typically half the commission rate for on-platform execution. We calculate and collect commission fees from our customers directly, other than trades that are cleared through LCH.Clearnet, for which LCH.Clearnet performs the commission fee calculation and collection function. The transaction fees in our OTC business segment also include fees derived from our electronic trade confirmation service, in which we charge a standard fee across all products for each trade confirmation successfully submitted by a participant.

Changes in the volume of contracts traded on our electronic platform and in our commission rates directly affect transaction fees in our OTC segment. Since launching our electronic platform in 2000, we have, in limited circumstances, adjusted our commission rates or waived our commissions with respect to certain products. We have, for example, waived commission fees on our WTI oil bullet swap contracts (which have since been transitioned to a futures contract) for the period from November 2004 through January 2006 and on our ICE WTI Crude futures contracts for the months of February 2006 and March 2006. We continue to evaluate our commission rates on a regular basis.

Transaction fees in our OTC business segment are presented net of rebates. We rebate a portion of the commission fees paid by certain market makers in the OTC market-maker program from time to time. In this program, certain participants agree to make a two-sided market (i.e., posting a simultaneous bid and offer) with respect to a particular contract at a specified price spread (the difference between the bid and offer). The OTC fee rebates to market makers amounted to $20,000 and $77,000 for the three months ended March 31, 2006 and 2005, respectively, and $376,000, $436,000 and $283,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The market-maker program also includes a monthly fee that we pay to certain participants that participate in this program. See “— Components of Expenses — Selling, General and Administrative.”

To build and maintain liquidity in the products traded on our platform, we entered into order flow agreements with some of our shareholders during 2000 pursuant to which they committed to provide a minimum aggregate amount of order flow. The commission rates under the order flow agreements were the same as the rates for all other participants on our electronic platform. If the volume traded in any period fell short of the agreed minimum, these parties were required to pay us a shortfall payment based on the additional commission revenues we would have earned had the minimum volume been met. We also entered into order flow commitments with seven companies during November 2001 to trade OTC European gas products on our electronic platform. We recognized order flow shortfall revenues of $1.1 million and $7.1 million for the years ended December 31, 2004 and 2003, respectively. The order flow agreements with our shareholders expired in 2002 and 2003, respectively, and the OTC European gas order flow agreements expired in 2004. For a discussion of our order flow agreements see note 14 to our consolidated financial statements that are included elsewhere in this prospectus.

We are currently not a party to any order flow agreements and do not intend to enter into order flow agreements in the future. We believe that the willingness of our previously committed order flow providers to continue to trade at current levels will be influenced by a variety of factors, including prevailing conditions in the commodities markets. We experienced a decline in our OTC global oil commission fee revenues following the expiration of certain order flow agreements in October 2002. While this may have been caused by a combination of factors relating to order flow, sales and marketing activities, market conditions and competition, we believe that we will be able to continue to attract trading in these markets in the future without order flow agreements.

The following table presents, for the periods indicated, the commission fees that were required to be paid to us under the order flow agreements and the expiration dates of these agreements.

	Year Ended December 31,
	2004	2003	Expiration Date
	(In thousands)

North American natural gas and power	$—	$6,000	June 2003
European gas	1,075	1,303	December 2004

Total commission fees	$1,075	$7,303

Market Data Fees

Consolidated market data fees were $6.0 million and $3.5 million for the three months ended March 31, 2006 and 2005, respectively, and $14.6 million, $12.3 million and $9.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Market data fees consist of terminal fees and license fees that we receive from data vendors in exchange for the provision of real-time price information generated from our futures markets through ICE Data. We invoice these data vendors monthly for terminal fees based on the number of terminals that carry our futures market data. Each data vendor also pays an annual license fee to us. Annual license fee revenues are deferred and amortized ratably over the period for which services are provided.

Market data fees consist of data access fees that we have historically charged to participants or customers that were not active traders that were registered to trade or view OTC natural gas and power products on our electronic platform. The data access fees were based on their historical trading activity and the number of users the participant firm has registered to trade on our platform. We recognize the difference between the monthly data access fee for a given participant and the actual amount of commission fees generated by such participant for trading activity in that month as data access revenues. Beginning in March 2006, we changed the methodology for charging OTC data access fees. The OTC data access fees are now charged based upon the number of individual users having access to our platform (both trading and view only access) instead of at the participant or customer level for the less active participants. We also began to charge data access fees in our futures business segment beginning in February 2006, also at the individual user level. The futures data access fees replaced the futures system user fees that were previously charged to our futures exchange members.

Market data fees also consist of subscription fees that we receive from market participants that subscribe to our OTC market data services through ICE Data. ICE Data has an exclusive license to use our OTC market data and publishes the ICE Data end of day report, ICE daily indices, as well as market price validation curves, which are available to subscribers for a monthly subscription fee. ICE Data also markets real-time view only screen access to OTC markets and charges subscribers a fee that varies depending on the number of users and the markets accessed at each subscribing company. The revenues we receive from market data fees are deferred and amortized ratably over the period for which services are provided.

Other Revenues

Other revenues include revenues generated from membership fees charged to our futures exchange members, training seminars, communication charges and equipment rentals, and fees charged to the Chicago Climate Exchange, or CCX. We generated other revenues of $1.0 million and $1.3 million for the three months ended March 31, 2006 and 2005, respectively, and $4.2 million, $5.2 million and $2.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

In our futures business, we generate revenues from, among other things, annual membership and subscription fees charged to ICE Futures members. We recorded fees related to futures exchange membership and subscription fees of $298,000 and $273,000 for the three months ended March 31, 2006 and 2005, respectively, and $1.5 million, $1.2 million and $762,000 for the years ended December 31, 2005, 2004 and 2003, respectively. We defer revenues derived from membership and subscription fees and amortize them ratably over the period for which services are provided.

We recognize revenues generated from training seminars and communication charges and equipment rentals as services are provided. Of the other revenues, $335,000, $1.3 million and $901,000 for the years ended December 31, 2005, 2004 and 2003, respectively, relate to revenues generated from communication charges and equipment rentals relating to the futures business floor operations. We no longer charge our futures participants for these costs subsequent to the closure of the open-outcry trading floor on April 7, 2005.

Other revenues include fees charged to CCX, a self-regulated exchange that administers a voluntary multi-sector greenhouse gas reduction and trading program for North America. We, through our OTC business segment, have been contracted to provide, design and service CCX’s electronic trading platform in the United States. We charge licensing and service fees in advance to CCX on a monthly basis and these fees are recognized as services are provided. We also have an agreement, through our futures business segment, with CCX and its wholly owned subsidiary, the European Climate Exchange, or ECX, to list certain European emissions contracts on our platform. Under this agreement, we have charged ECX certain operating costs, which represent 25% of the net European emissions membership fees and 25% of the net transaction fees earned from the European emissions contracts traded on our platform. Pursuant to an amendment to this agreement effective June 28, 2006, these amounts charged to ECX have increased to 27.5% and 27.5%, respectively. We also recognize technology development fees as revenues from both CCX and ECX when the development work is completed and accepted. Our arrangement with CCX began in July 2003, and we recognized revenues of $378,000 and $442,000 for the three months ended March 31, 2006 and 2005, respectively, and $1.8 million, $2.0 million and $605,000 for the years ended December 31, 2005, 2004 and 2003, respectively, pursuant to our contractual relationships.

Components of Expenses

Compensation and Benefits

Compensation and benefits expenses primarily consist of salaries, bonuses, non-cash compensation expenses, payroll taxes, employer-provided medical and other benefit plan costs and recruiting costs. Compensation and benefits expenses were $10.6 million and $7.9 million for the three months ended March 31, 2006 and 2005, respectively, and $35.8 million, $30.1 million and $26.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Substantially all of our employees are full-time employees. We capitalized and recorded as property and equipment a portion of our compensation and benefits costs for technology employees engaged in software development and the enhancement of our electronic platform. We expect that our compensation and benefits expenses will vary from quarter to quarter as a percentage of total revenues due to additional employees associated with the growth of our business, accrual of bonuses and due to non-cash compensation expenses recognized in accordance with the adoption of SFAS No. 123(R) on January 1, 2006. Over the next year, we expect compensation and benefits expenses to increase from current levels.

Professional Services

Professional services expenses primarily consist of outside legal, accounting and other professional and consulting services expenses. Professional services expenses were $2.7 million and $3.2 million for the three months ended March 31, 2006 and 2005, respectively, and $10.1 million, $12.3 million and $13.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. We capitalize and record as property and equipment a portion of the costs associated with fees for technology consultants engaged in software development and enhancements to our electronic platform. We expensed the remaining portion of these fees in the month in which they were incurred. We engaged a number of consultants in our futures business segment to facilitate ongoing technology development, maintenance and support work in connection with the migration of trading of our futures contracts to our electronic platform and the support of the legacy systems used in the operation of the exchange floor. We reduced the number of consultants in our futures business segment during 2004 and 2005 following the substantial completion of development relating to futures trading on our electronic platform and due to the replacement of consultants with permanent staff.

We incurred substantial accounting and legal fees in connection with external and internal audit functions, the regulatory and disciplinary functions of our futures markets, the negotiation of new clearing agreements with LCH.Clearnet and legal fees associated with the NYMEX copyright and trademark and EBS patent infringement litigation. As a public company, we are now subject to the requirements of the Sarbanes-Oxley Act of 2002, which require us to incur significant expenditures in the near term to document internal controls and hire and train personnel to comply with these requirements. In addition, as a public company, we incur additional costs for external advisors such as legal, accounting and auditing fees, as well as additional marketing and investor relations expenses. Even with these additional public company expenses, we anticipate that professional services expenses will decrease in the current and future periods due to the reduction in consultants at ICE Futures and the reduction in legal fees due to our settlement of the EBS case and the court’s grant of summary judgment in our favor on all claims asserted against us by NYMEX, notwithstanding NYMEX’s current appeal of the decision.

Selling, General and Administrative

Selling, general and administrative expenses were $6.1 million and $4.4 million for the three months ended March 31, 2006 and 2005, respectively, and $18.9 million, $16.6 million and $16.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Cost of hosting expenses, hardware and software support expenses, rent and occupancy expenses, and marketing and market-maker expenses are the major expense categories in selling, general and administrative expenses during the periods discussed herein.

Cost of Hosting Expenses.  Cost of hosting expenses primarily consists of hosting and participant network expenses. Cost of hosting expenses were $509,000 and $283,000 for the three months ended March 31, 2006 and 2005, respectively, and $1.4 million, $1.3 million and $1.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. Our hosting expenses include the amounts we pay for the physical facilities, maintenance and other variable costs associated with securely housing the hardware used to operate our electronic platform, as well as our redundant disaster recovery facility. Our participant network expenses include the amounts we pay to provide participants with direct connectivity to our platform. Because our Internet-based electronic platform is highly scalable, we anticipate that the cost of hosting will remain relatively constant in the near term, even though we believe that we will continue to increase the number of participants trading on our electronic platform. Prior to 2003, we used a private network connection that did not have the scalability and cost efficiency associated with our current Internet-based platform. In addition, in early 2003, we began to maintain and support our information security system with internal resources. Prior to 2003, we outsourced our information security to a nationally recognized encryption technology company. By changing certain vendors and by transitioning our participant base to our Internet browser for access to our electronic platform, we have been able to reduce our participant network expenses while improving system performance, resulting in faster execution and increased system availability.

Hardware and Software Support Expenses.  Hardware and software support expenses were $1.0 million and $969,000 for the three months ended March 31, 2006 and 2005, respectively, and $3.8 million, $3.4 million and $3.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. Hardware and software support expenses primarily consist of external hardware and software maintenance and support costs and trade registration system costs. The trade registration system is owned and administered by a third party and it handles our post trade administration such as giving up trades to alternate parties, clearing and margining. We expect our hardware and software support expenses to increase slightly in absolute terms in future periods in connection with the growth of our business. As a percentage of total revenues, our hardware and software support expenses may decrease in future periods due to anticipated higher revenue growth.

Rent and Occupancy Expenses.  Rent and occupancy expenses were $721,000 and $998,000 for the three months ended March 31, 2006 and 2005, respectively, and $3.2 million, $4.1 million and $3.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. We currently lease office space in Atlanta, New York, Houston, Chicago, London, Singapore and Calgary. Our rent costs consist primarily of rent expense for these properties. Our occupancy expenses primarily relate to the use of electricity, telephone lines and other miscellaneous operating costs. The decrease in rent and occupancy expenses in 2005 primarily related to the closure of our open-outcry trading floor on April 7, 2005. As a percentage of total revenues, our rent and occupancy expenses may decrease in future periods due to anticipated higher revenue growth.

Marketing and Market-Maker Expenses.  Marketing and market-maker expenses were $339,000 and $629,000 for the three months ended March 31, 2006 and 2005, respectively, and $2.2 million, $1.6 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Marketing expenses primarily consist of advertising, public relations and product promotion campaigns used to promote brand awareness, as well as new and existing products and services. These expenses also include our participation in seminars, trade shows, conferences and other industry events. The level of marketing activity, and thus the amount of related expenses, may vary from period to period based upon management’s discretion and available opportunities.

Market-maker expenses include fees we incur under our market-maker program. Under this program, we allow certain participants to execute trades on our platform at no charge and, beginning in 2004, paid them a monthly fee in exchange for their commitment to make markets on our platform within a specified price range for specific commodity markets. We recognized $27,000 and $194,000 for the three months ended March 31, 2006 and 2005, respectively, and $530,000 and $778,000 in fees under this program for the years ended December 31, 2005 and 2004, respectively. We began the market-maker program during 2004. Such amounts are treated as expenses as we receive no fees from these market makers.

Other.  Other costs include all selling, general and administrative costs not included in separate expense categories and primarily consist of insurance expense, telephone and communications expense, corporate insurance expense, travel expense, meals and entertainment expense, royalty payments made to eSpeed, Inc. and dues, subscriptions and registration expense.

We expect our selling, general and administrative expenses to increase slightly in absolute terms in future periods in connection with the growth of our business, partially offset by lower selling, general and administrative costs associated with closure of our open-outcry trading floor. As a percentage of total revenues, our selling, general and administrative expenses may decrease in future periods due to anticipated higher revenue growth.

Floor Closure Costs

Floor closure costs relate to the April 2005 closure of our open-outcry floor in London. We closed our open-outcry floor to take advantage of increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position. Floor closure costs were $4.8 million for the year ended December 31, 2005, and include lease terminations for the building where the trading floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, and other associated costs, including legal costs and asset impairment charges. No floor closure costs were incurred in prior periods or are expected to be incurred in future periods.

Settlement Expense

Settlement expense relates to the September 2005 settlement of the legal action brought by EBS related to alleged patent infringement. Under the settlement agreement, we made a cash payment of $15.0 million to EBS, and were released from the legal claims brought against us without admitting liability. Settlement expense was $15.0 million for the year ended December 31, 2005. No settlement expenses were incurred in prior periods.

Depreciation and Amortization

Depreciation and amortization expenses were $3.2 million and $4.0 million for the three months ended March 31, 2006 and 2005, respectively, and $15.1 million, $17.0 million and $19.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. We depreciate and/or amortize costs related to our property and equipment, including computer and network equipment, software and internally developed software, office furniture and equipment and leasehold improvements. We compute depreciation expense using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the lease term or the estimated useful life of the assets, which range from three to seven years. Gains on disposal of property and equipment are included in other income, losses on disposals of property and equipment are included in depreciation expense and maintenance and repairs are expensed as incurred. We do not amortize goodwill and intangible assets with indefinite lives. We amortize intangible assets with contractual or finite useful lives, in each case over the estimated useful life of five years.

We capitalize costs, both internal and external, direct and incremental, related to software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred in the application development phase are capitalized and amortized over the useful life of the software, for a period not to exceed three years.

We amortize the licensing fees we pay to eSpeed for a non-exclusive license to use its patent related to an automated futures trading system in the United States over the period to which the license fees relate. We recognized amortization expense of $500,000 for the three months ended March 31, 2006 and 2005, and $2.0 million for the years ended December 31, 2005, 2004 and 2003. This patent expires in February 2007.

We anticipate that depreciation and amortization expenses will decrease in the current and future periods due to certain property and equipment purchased in prior years becoming fully depreciated, the expiration of the eSpeed patent in February 2007 and lower computer hardware costs in the future due to declining costs of technology.

Other Income (Expense)

We had net other income of $1.1 million and $992,000 for the three months ended March 31, 2006 and 2005, respectively, and $3.8 million, $1.3 million and $948,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Other income (expense) consists primarily of interest income and expense, as well as gains and losses on foreign currency transactions.

We generate interest income from the investment of our cash and cash equivalents, short-term investments, long-term investments and restricted cash. Interest expense consisted of interest from capitalized leases, interest on the outstanding indebtedness and the unused fee calculated under our revolving credit facility.

Other income (expense) also relates to gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables or cash accounts held in U.S. dollars by our U.K. subsidiaries. We seek to manage our foreign exchange translation risk and exposure in part through converting our U.K. subsidiaries’ cash to investments denominated in U.S. dollars. However, because the functional currency of our U.K. subsidiaries is pounds sterling, we are subject to transaction gains and losses for the re-measurement of the U.S. dollar cash investments held by our U.K. subsidiaries due to foreign currency exchange rate fluctuations between periods.

Provision for Income Taxes

We incurred income tax expenses of $9.1 million and $4.5 million for the three months ended March 31, 2006 and 2005, respectively, and $19.6 million, $11.8 million and $6.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. Our provision for income taxes consists of current and deferred tax provisions relating to federal, state and local taxes, as well as taxes related to foreign subsidiaries. We file a consolidated United States federal income tax return and file state income tax returns on a separate, combined or consolidated basis in accordance with relevant state laws and regulations. Our foreign subsidiaries are based in the United Kingdom and in Canada and we file separate local country income tax returns and take advantage of the United Kingdom’s group relief provisions when applicable. The difference between the statutory income tax rate and our effective tax rate for a given fiscal period is primarily a reflection of the tax effects of our foreign operations, general business and tax credits, tax exempt income, state income taxes and the non-deductibility of certain expenses. We have made provisions for U.S. income taxes on the majority of the undistributed earnings of our foreign subsidiaries as such earnings are not expected to be permanently reinvested.

On October 22, 2004, the American Jobs Creation Act of 2004, or the Jobs Act, introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings in 2004 or 2005, provided certain criteria are met. The deduction would result in an approximate 5.25% federal tax rate on repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by our chief executive officer and approved by our board of directors. Certain other criteria in the Jobs Act must be satisfied as well.

In 2005, we completed our evaluation of the repatriation provision and made the determination to repatriate $35.0 million of foreign earnings in accordance with the requirements of the Jobs Act. As a result, we recognized a tax benefit of $2.0 million, net of available foreign tax credits, in 2005. This was offset by tax expense of $2.0 million recorded in the third quarter of 2005 related to an increase to the estimate of U.S. residual taxes due on the remaining undistributed earnings of our foreign subsidiaries.

Consolidated Results of Operations

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands, except for share and per share data)

Consolidated Statement of Income/(Loss) Data
Revenues:(1)
Transaction fees, net(2)	$43,235	$27,085	$136,976	$90,906	$81,434
Market data fees	6,022	3,482	14,642	12,290	9,624
Other	1,025	1,261	4,247	5,218	2,688

Total revenues	50,282	31,828	155,865	108,414	93,746

Operating expenses:
Compensation and benefits	10,617	7,886	35,753	30,074	26,236
Professional services	2,690	3,200	10,124	12,312	13,066
Selling, general and administrative	6,134	4,376	18,886	16,610	16,185
Floor closure costs(3)	—	—	4,814	—	—
Settlement expense(4)	—	—	15,000	—	—
Depreciation and amortization	3,188	3,958	15,083	17,024	19,341

Total operating expenses	22,629	19,420	99,660	76,020	74,828

Operating income	27,653	12,408	56,205	32,394	18,918
Other income, net	1,108	992	3,790	1,328	948

Income before income taxes	28,761	13,400	59,995	33,722	19,866
Income tax expense	9,097	4,530	19,585	11,773	6,489

Net income(5)	$19,664	$8,870	$40,410	$21,949	$13,377

Redemption adjustments to redeemable stock put(6)	—	—	(61,319)	—	8,378
Deduction for accretion of Class B redeemable common stock(7)	—	—	—	—	(1,768)

Net income (loss) available to common shareholders	$19,664	$8,870	$(20,909)	$21,949	$19,987

Earnings (loss) per common share(8):
Basic	$0.35	$0.17	$(0.39)	$0.42	$0.37

Diluted	$0.33	$0.17	$(0.39)	$0.41	$0.37

Weighted average common shares outstanding(8):
Basic	55,532,693	52,866,295	53,217,874	52,865,108	54,328,966
Diluted	58,972,248	53,063,138	53,217,874	53,062,078	54,639,708

(1)	We generate revenues from related parties in the ordinary course of our business. For a presentation and discussion of our revenues attributable to related parties for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003, see our consolidated statements of income and note 13 to our consolidated financial statements that are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. For a discussion of these rebates, see “— Sources of Revenues — Transaction Fees.”

(3)	In April 2005, we closed our open-outcry trading floor in London to take advantage of increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position. Costs associated with the floor closure were $4.8 million and are classified as “Floor closure costs” in the accompanying consolidated statements of income for the year ended December 31, 2005. Floor closure costs include lease terminations for the building where the floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, legal costs, asset impairment charges and other associated costs. No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred. See note 18 to our consolidated financial statements that are included elsewhere in this prospectus.

(4)	In September 2005, we settled the legal action brought by EBS related to alleged patent infringement. Under the settlement agreement, we made a payment to EBS of $15.0 million, and were released from the legal claims brought against us without admitting liability. The payment was recorded as “Settlement expense” in the accompanying consolidated statements of income for the year ended December 31, 2005. See note 17 to our consolidated financial statements that are included elsewhere in this prospectus.

(5)	The financial results for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding these charges, net of taxes, our consolidated net income for the year ended December 31, 2005 would have been $53.1 million. See “— Non-GAAP Financial Measures.”

(6)	In connection with our formation, we granted a put option to Continental Power Exchange, Inc., an entity controlled by our chairman and chief executive officer, Jeffrey C. Sprecher. The put option would have required us under certain circumstances to purchase Continental Power Exchange, Inc.’s equity interest in our business at a purchase price equal to the greater of the fair market value of the equity interest or $5 million. We initially recorded the redeemable stock put at the minimum $5.0 million redemption threshold. We adjusted the redeemable stock put to its redemption amount at each subsequent balance sheet date. Adjustments to the redemption amount were recorded to retained earnings or, in the absence of positive retained earnings, additional paid-in capital. In October 2005, we entered into an agreement with Continental Power Exchange, Inc. to terminate the redeemable stock put upon the closing of our initial public offering of common stock in November 2005. We increased the redeemable stock put by $61.3 million during the year ended December 31, 2005 resulting from an increase in the estimated fair value of our common stock from $8.00 per share as of December 31, 2004 to $35.90 per share as of November 21, 2005, the closing date of our initial public offering of common stock and the termination date of the redeemable stock put. The balance of the redeemable stock put on November 21, 2005 was $78.9 million and was reclassified to additional paid-in capital upon its termination. See note 10 to our consolidated financial statements that are included elsewhere in this prospectus. In connection with the termination of the put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc. pursuant to which we may be obligated to pay the expenses of registration, including underwriting discounts up to a maximum of $4.5 million.

(7)	We redeemed all of our Class B redeemable common stock on November 23, 2004 at a price of $23.58 per share, for aggregate consideration of $67.5 million. Upon its issuance on June 18, 2001, we recorded our Class B redeemable common stock at its discounted present value of $60.2 million. We recorded charges to retained earnings for the accretion of this amount up to the $67.5 million redemption value of our Class B redeemable common stock over a two-year period ending in June 2003, which was the earliest potential redemption date.

(8)	The impact of outstanding stock options is considered to be antidilutive in the calculation of diluted earnings per share when a net loss available to common shareholders is reported. Our outstanding stock options have not been included in the computation of diluted earnings per share for the year ended December 31, 2005 due to the $20.9 million net loss available to common shareholders as a result of the $61.3 million charged to retained earnings related to the redeemable stock put adjustments. Therefore, our diluted earnings per share are computed in the same manner as basic earnings per share for the year ended December 31, 2005. If the redemption adjustments to the redeemable stock put are excluded from the calculation of earnings per share, the resulting adjusted basic earnings per share would have been $0.76 based on the $40.4 million in consolidated net income for the year ended December 31, 2005 and adjusted diluted earnings per share would have been $0.74. The adjusted diluted earnings per share would have been based on 54.4 million in adjusted diluted weighted average common shares outstanding, which includes 1.2 million stock options and restricted stock having a dilutive effect for the year ended December 31, 2005. The adjusted basic and diluted earnings per share for the year ended December 31, 2005, excluding the redeemable stock put adjustments, the $4.8 million floor closure costs and the $15.0 million settlement expenses, would have been $1.00 and $0.98, respectively. See “— Non-GAAP Financial Measures.”

Key Statistical Information

The following table presents key transaction volume information, as well as other selected operating information, for the periods presented. A description of how we calculate our market share, our trading volumes and other operating measures is set forth below.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands, except for percentages)

Operating Data:
Our Market Share of Selected Key Products:
Total crude oil futures contracts traded globally(1)	29,514	20,384	91,049	78,477	69,450
ICE Brent Crude oil futures contracts traded	10,174	6,162	30,412	25,458	24,013
ICE WTI Crude oil futures contracts traded	2,316	—	—	—	—
Our crude oil futures market share(1)	42.3%	30.2%	33.4%	32.4%	34.6%

Total cleared OTC Henry Hub natural gas contracts traded on us and NYMEX-ClearPort	17,434	8,847	53,166	21,241	6,869
Our cleared OTC Henry Hub natural gas contracts traded	13,851	6,832	42,760	15,887	4,512
Our market share — cleared OTC Henry Hub natural gas vs. NYMEX-ClearPort(2)	79.4%	77.2%	80.4%	74.8%	65.7%

Total cleared OTC PJM financial power contracts traded on us and NYMEX- ClearPort	522	352	1,886	748	149
Our cleared OTC PJM financial power contracts traded	444	240	1,234	513	6
Our market share — cleared OTC PJM financial power vs. NYMEX-ClearPort(3)	85.1%	68.1%	65.4%	68.7%	4.0%

Our Average Daily Trading Fee Revenues(4):
Our futures business average daily exchange fee revenues	$296	$198	$226	$179	$158

Our bilateral OTC business average daily commission fee revenues	87	78	79	80	112
Our cleared OTC business average daily commission fee revenues	294	162	233	94	24

Our OTC business average daily commission fee revenues	381	240	312	174	136

Our total average daily exchange fee and commission fee revenues	$677	$438	$538	$353	$294

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands, except for percentages)

Our Trading Volume(5):
Futures volume	16,659	8,739	42,055	35,541	33,341
Futures average daily volume	260	143	166	140	132
OTC volume	19,970	10,859	61,999	30,961	24,260
OTC average daily volume	322	178	247	123	97
OTC Participants Trading Commission Percentages:
Commercial companies (including merchant energy)	50.5%	50.1%	48.8%	56.5%	64.1%
Banks and financial institutions	21.0%	18.4%	20.5%	22.4%	31.3%
Hedge funds, locals and proprietary trading shops	28.5%	31.5%	30.7%	21.1%	4.6%
OTC Trading Commission fees:
Percentage of commission fees by the top 20 customers	58.7%	58.2%	62.2%	64.8%	69.3%

(1)	Total crude oil futures contracts traded globally and our resulting crude oil futures market share is calculated based on the number of ICE Brent Crude futures contracts traded and ICE WTI Crude futures contracts traded as compared to the total number of ICE Brent Crude futures contracts, ICE WTI Crude futures contracts traded and NYMEX Light Sweet Crude and London Brent Crude futures contracts traded.

(2)	Our cleared OTC Henry Hub natural gas market share versus NYMEX-ClearPort is calculated based on the number of ICE cleared Henry Hub natural gas contracts traded as a percentage of the total ICE cleared Henry Hub natural gas contracts and NYMEX-ClearPort Henry Hub natural gas futures contracts traded.

(3)	Our cleared OTC PJM financial power market share versus NYMEX-ClearPort is calculated based on the number of ICE cleared PJM financial power contracts traded as a percentage of the total ICE cleared PJM financial power contracts and NYMEX-ClearPort cleared PJM financial power contracts traded. PJM refers to the Pennsylvania, New Jersey and Maryland power trading hub. The NYMEX-ClearPort cleared PJM financial power contract was launched in April 2003 and our PJM financial power contract was launched in November 2003. Data regarding the volumes of NYMEX-ClearPort cleared PJM for annual contracts traded is derived from the Futures Industry Association.

(4)	Represents the total commission fee and exchange fee revenues for the period divided by the number of trading days during that period.

(5)	Represents the total volume, in contracts, for the period divided by the number of trading days during that period.

For purposes of our operating data, we calculate our volumes based on the number of contracts traded in our markets, or based on the number of round turn trades. Each “round turn” represents a matched buy and sell order of one contract. Each side to a contract is matched and treated as one contract and each side is not separately calculated. The volume of contracts traded in a given market is a widely recognized indicator of the liquidity in that market, including our markets.

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Overview

Consolidated net income increased $10.8 million, or 121.7%, to $19.7 million for the three months ended March 31, 2006 from $8.9 million for the comparable period in 2005. Net income from our futures business segment increased $3.6 million, or 94.9%, to $7.4 million for the three months ended March 31, 2006 from $3.8 million for the comparable period in 2005, primarily due to higher transaction fees revenues. Net income from our OTC business segment increased $6.7 million, or 166.1%, to $10.7 million for the three months ended March 31, 2006 from $4.0 million for the comparable period in 2005. Net income in our OTC business segment increased primarily due to significantly higher transaction fees revenues. Net income from our market data business segment increased $502,000, or 48.1%, to $1.5 million for the three months ended March 31, 2006 from $1.0 million for the comparable period in 2005. Net income in our market data business segment increased primarily due to increased market data sales in our futures business. Consolidated operating income, as a percentage of consolidated revenues, increased to 55.0% for the three months ended March 31, 2006 from 39.0% for the comparable period in 2005. Consolidated net income, as a percentage of consolidated revenues, increased to 39.1% for the three months ended March 31, 2006 from 27.9% for the comparable period in 2005.

Our consolidated revenues increased $18.5 million, or 58.0%, to $50.3 million for the three months ended March 31, 2006 from $31.8 million for the comparable period in 2005. This increase is primarily attributable to increased trading volumes on our electronic platform and increased market data fees. A significant factor driving our revenues and volume growth during this period was the continued growth in trading volumes of our futures and cleared OTC contracts.

Consolidated operating expenses increased $3.2 million to $22.6 million for the three months ended March 31, 2006 from $19.4 million for the comparable period in 2005, representing an increase of 16.5%. This increase is primarily attributable to higher compensation expenses during the three months ended March 31, 2006 due to non-cash compensation expenses recognized under SFAS No. 123(R) and an increase in our discretionary bonus accrual. The increase in consolidated operating expenses was also due to higher royalty payments under the eSpeed licensing agreement.

Revenues

Transaction Fees

Consolidated transaction fees increased $16.2 million, or 59.6%, to $43.2 million for the three months ended March 31, 2006 from $27.1 million for the comparable period in 2005. Transaction fees, as a percentage of consolidated revenues, increased to 86.0% for the three months ended March 31, 2006 from 85.1% for the comparable period in 2005.

Transaction fees generated in our futures business segment increased $6.9 million, or 57.2%, to $19.0 million for the three months ended March 31, 2006 from $12.1 million for the comparable period in 2005, while declining as a percentage of consolidated revenues to 37.7% for the three months ended March 31, 2006 from 37.9% for the comparable period in 2005. The increase in transaction fees was primarily due to an increase in our futures contract volumes. Futures contract volumes increased primarily due to increased liquidity brought by new market participants due to electronic trading. Volumes in our futures business segment increased 90.6% to 16.7 million contracts traded during the three months ended March 31, 2006 from 8.7 million contracts traded during the comparable period in 2005. The 16.7 million contracts include 2.3 million ICE WTI Crude futures contracts for which we did not charge any commissions during the three months ended March 31, 2006. Average transaction fees per trading day increased 49.9% to $296,000 per trading day for the three months ended March 31, 2006 from $198,000 per trading day for the comparable period in 2005.

Transaction fees generated in our OTC business segment increased $9.2 million, or 61.6%, to $24.3 million for the three months ended March 31, 2006 from $15.0 million for the comparable period in 2005, primarily due to increased trading volumes. Transaction fees in this segment, as a percentage of consolidated revenues, increased to 48.3% for the three months ended March 31, 2006 from 47.2% for the comparable period in 2005. The number of transactions or trades executed in our OTC business segment increased by 78.1% to 684,939 trades for the three months ended March 31, 2006 from 384,623 trades for the comparable period in 2005. Average transaction fees per trading day increased 58.2% to $381,000 per trading day for the three months ended March 31, 2006 from $240,000 per trading day for the comparable period in 2005. The increase in trades was partially offset by a 9.7% decrease in the average revenues per transaction for the three months ended March 31, 2006 as compared to the comparable period in 2005. The decline in average revenues per transaction was due in part to an increased number of lower volume transactions, primarily as a result of newer market participants generally trading in smaller transaction sizes, and a change in the mix of contracts traded, with a larger number of contracts traded relating to commodities with lower commission rates.

Increased volumes in our OTC business segment were primarily due to increased trading activity in North American natural gas and power markets as a result of the availability of cleared OTC contracts, as well as increased liquidity brought by new market participants and weather-related volatility. Transaction fees generated by trading in North American natural gas contracts increased $7.5 million, or 68.6%, to $18.3 million for the three months ended March 31, 2006 from $10.9 million for the comparable period in 2005. In addition, transaction fees generated by trading in North American power contracts increased $1.6 million, or 48.9%, to $4.8 million for the three months ended March 31, 2006 from $3.2 million for the comparable period in 2005. The continued growth in trading volumes in OTC contracts can be attributed in part to the use of cleared OTC contracts, which eliminates the need for a counterparty to post capital against each trade and also reduces requirements for entering into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. We believe that the introduction of OTC cleared contracts has facilitated trading by market participants that otherwise would not have engaged in trading in energy derivatives.

Revenues derived from electronic trade confirmation fees in our OTC business segment increased $324,000, or 90.6%, to $682,000 for the three months ended March 31, 2006 from $358,000 for the comparable period in 2005. During the three months ended March 31, 2006, 123,142 trades were matched through our electronic trade confirmation service, compared to 93,145 trades during the comparable period in 2005. We implemented a fee increase for our electronic trade confirmation service beginning in February 2006. Consolidated electronic trade confirmation fees, as a percentage of consolidated revenues, increased to 1.4% for the three months ended March 31, 2006 from 1.1% for the comparable period in 2005.

Market Data Fees

Consolidated market data fees increased $2.5 million, or 72.9%, to $6.0 million for the three months ended March 31, 2006 from $3.5 million for the comparable period in 2005. This increase was primarily due to increased data access fees in our OTC and futures markets, increased terminal fees and license fees that we receive from data vendors in exchange for the provision of real-time price information generated from our futures markets, increased market data fees in our OTC markets from the market price validation service, and increased fees from view only screen access and end of day reports. During the three months ended March 31, 2006 and 2005, we recognized $2.0 million and $796,000, respectively, in data access fees and terminal fees in our futures and OTC business segments. The increase in the market data fees received from data vendors were due to both an increase in the average charge per terminal and an increase in the number of terminals. During the three months ended March 31, 2006 and 2005, we recognized $2.8 million and $1.8 million, respectively, in terminal and license fees from data vendors. We also continued to enroll new individual monthly subscribers for our market price validation service and our view only screen access service. Consolidated market data fees, as a percentage of consolidated revenues, increased to 12.0% for the three months ended March 31, 2006 from 10.9% for the comparable period in 2005.

Other Revenues

Consolidated other revenues decreased $236,000, or 18.7%, to $1.0 million for the three months ended March 31, 2006 from $1.3 million for the comparable period in 2005. This decrease was primarily due to a $335,000 reduction in the communication charges and equipment rentals to ICE Futures members following the closure of our open-outcry trading floor. Consolidated other revenues, as a percentage of consolidated revenues, decreased to 2.0% for the three months ended March 31, 2006 from 4.0% for the comparable period in 2005.

Expenses

Compensation and Benefits

Consolidated compensation and benefits expenses increased $2.7 million, or 34.6%, to $10.6 million for the three months ended March 31, 2006 from $7.9 million for the comparable period in 2005. This increase was primarily due to an increase in the non-cash compensation expenses in accordance with the adoption of SFAS No. 123(R) on January 1, 2006 and an increase in our discretionary bonus accrual for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005. The non-cash compensation expenses recognized in our consolidated financial statements for our stock options and restricted stock were

$2.2 million for the three months ended March 31, 2006 as compared to $405,000 for the three months ended March 31, 2005. Our discretionary bonus expense increased due to improved operating results for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005. Consolidated compensation and benefits expenses, as a percentage of consolidated revenues, decreased to 21.1% for the three months ended March 31, 2006 from 24.8% for the comparable period in 2005 primarily due to our increased revenues.

Professional Services

Consolidated professional services expenses decreased $510,000, or 16.0%, to $2.7 million for the three months ended March 31, 2006 from $3.2 million for the comparable period in 2005. This decrease was due to an aggregate decrease in legal fees related to litigation with NYMEX and EBS, the former of which was dismissed by a ruling in our favor on a motion for summary judgment in the third quarter of 2005, which is currently on appeal by NYMEX, and the latter of which was settled in the second quarter of 2005. Consolidated professional services expenses, as a percentage of consolidated revenues, decreased to 5.3% for the three months ended March 31, 2006 from 10.1% for the comparable period in 2005.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased $1.8 million, or 40.2%, to $6.1 million for the three months ended March 31, 2006 from $4.4 million for the comparable period in 2005. This increase was primarily due to an increase in royalty payments made to eSpeed and increased marketing efforts relating to our transition to exclusive electronic trading in our futures market. The royalty payments to eSpeed under the licensing agreement increased to $1.0 million for the three months ended March 31, 2006 from $27,000 for the three months ended March 31, 2005 due to increased futures volumes following the launch of exclusive electronic trading during 2005 and due to the launch of the ICE WTI Crude futures contract during February 2006. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, decreased to 12.2% for the three months ended March 31, 2006 from 13.7% for the comparable period in 2005.

Depreciation and Amortization

Consolidated depreciation and amortization expenses decreased $770,000, or 19.4%, to $3.2 million for the three months ended March 31, 2006 from $4.0 million for the comparable period in 2005. This decrease was due to certain property and equipment purchased in 2002 with estimated useful lives of three years becoming fully depreciated over the course of 2005. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, decreased to 6.3% for the three months ended March 31, 2006 from 12.4% for the comparable period in 2005.

Other Income

Consolidated other income increased $116,000, or 11.7%, to $1.1 million for the three months ended March 31, 2006 from $992,000 for the comparable period in 2005. This increase primarily related to an increase in interest income and a decrease in interest expense. Interest income increased $512,000 from the prior period primarily due to an increase in our cash balances from the net proceeds received from our initial public offering of common stock in November 2005. Interest expense decreased $100,000 from the prior period primarily due to the remaining $13.0 million outstanding balance under the Wachovia revolving credit agreement being paid off with a portion of the proceeds from our initial public offering of common stock in November 2005. These increases in other income were partially offset by foreign currency transaction gains recognized during the three months ended March 31, 2005.

We recognized net foreign currency transaction gains of $1,000 for the three months ended March 31, 2006 as compared to net foreign currency transaction gains of $539,000 for the three months ended March 31, 2005. The foreign currency transaction gains and losses primarily related to the revaluation of the U.S. dollar cash balances held by our foreign subsidiaries due to the increase or decrease in the period-end foreign currency exchange rates between periods. The functional currency of our foreign subsidiaries is pounds sterling. The period-end foreign currency exchange rate of pounds sterling to the U.S. dollar decreased 7.9% to 1.7393 as of March 31, 2006 from 1.8888 as of March 31,2005.

Income Taxes

Consolidated tax expense increased $4.6 million, or 100.8%, to $9.1 million for the three months ended March 31, 2006 from $4.5 million for the comparable period in 2005, primarily due to the increase in our pre-tax income. Our effective tax rate decreased to 31.6% for the three months ended March 31, 2006 from 33.8% for the comparable period in 2005. The effective tax rate for the three months ended March 31, 2006 is lower than the statutory rate primarily due to tax exempt income and a $1.2 million reduction in U.S. residual taxes that was recorded as a discrete item during the three months ended March 31, 2006. We expect our 2006 annual effective tax rate to be approximately 35%.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

Consolidated net income increased $18.5 million, or 84.1%, to $40.4 million for the year ended December 31, 2005 from $21.9 million for the comparable period in 2004. Net income from our futures business segment increased $4.1 million, or 29.8%, to $17.8 million for the year ended December 31, 2005 from $13.7 million for the comparable period in 2004, primarily due to higher transaction fees revenues, which were partially offset by $4.8 million in floor closure costs incurred in connection with the closure of our open-outcry trading floor. Net income from our OTC business segment increased $13.6 million to $18.3 million for the year ended December 31, 2005 from $4.7 million for the comparable period in 2004. Net income in our OTC business segment increased primarily due to significantly higher transaction fees revenues, which were substantially offset by a $15.0 million settlement expense incurred for the year ended December 31, 2005. Net income from our market data business segment increased $770,000, or 22.2%, to $4.2 million for the year ended December 31, 2005 from $3.5 million for the comparable period in 2004. Net income in our market data business segment increased primarily due to increased market data sales in our OTC business. Consolidated operating income, as a percentage of consolidated revenues, increased to 36.1% for the year ended December 31, 2005 from 29.9% for the comparable period in 2004. Consolidated net income, as a percentage of consolidated revenues, increased to 25.9% for the year ended December 31, 2005 from 20.2% for the comparable period in 2004.

Our consolidated revenues increased $47.5 million, or 43.8%, to $155.9 million for the year ended December 31, 2005 from $108.4 million for the comparable period in 2004. This increase is primarily attributable to increased trading volumes on our electronic platform and increased non-transaction revenues, including market data fees and trading access fees. A significant factor driving our revenues and volume growth during this period was the continued growth in trading volumes of our cleared OTC contracts.

Consolidated operating expenses increased to $99.7 million for the year ended December 31, 2005 from $76.0 million for the comparable period in 2004, representing an increase of 31.1%. This increase is primarily attributable to higher compensation expenses during the year ended December 31, 2005 due to an increase in our employee headcount and an increase in our discretionary bonus accrual, floor closure costs of $4.8 million incurred in connection with our decision to close our open-outcry trading floor in London, and the $15.0 million litigation settlement payment made to EBS.

Revenues

Transaction Fees

Consolidated transaction fees increased $46.1 million, or 50.7%, to $137.0 million for the year ended December 31, 2005 from $90.9 million for the comparable period in 2004. Transaction fees, as a percentage of consolidated revenues, increased to 87.9% for the year ended December 31, 2005 from 83.9% for the comparable period in 2004.

Transaction fees generated in our futures business segment increased $11.7 million, or 25.7%, to $57.2 million for the year ended December 31, 2005 from $45.5 million for the comparable period in 2004, while declining as a percentage of consolidated revenues to 36.7% for the year ended December 31, 2005 from 42.0% for the comparable period in 2004. The increase in transaction fees was primarily due to an increase in our futures contract volumes. Futures contract volumes increased primarily due to increased liquidity brought by new market participants due to electronic trading and due to weather-related volatility. Volumes in our futures business segment increased 18.3% to 42.1 million contracts traded during the year ended December 31, 2005 from 35.5 million contracts traded during the comparable period in 2004. Average transaction fees per trading day increased 26.2% to $226,000 per trading day for the year ended December 31, 2005 from $179,000 per trading day for the comparable period in 2004.

Transaction fees generated in our OTC business segment increased $34.4 million, or 75.7%, to $79.8 million for the year ended December 31, 2005 from $45.4 million for the comparable period in 2004, primarily due to increased trading volumes. Transaction fees in this segment, as a percentage of consolidated revenues, increased to 51.2% for the year ended December 31, 2005 from 41.9% for the comparable period in 2004. The number of transactions or trades executed in our OTC business segment increased by 117.0% to 2.3 million trades for the year ended December 31, 2005 from 1.1 million trades for the comparable period in 2004. Average transaction fees per trading day increased 79.6% to $312,000 per trading day for the year ended December 31, 2005 from $174,000 per trading day for the comparable period in 2004. The increase in trades was partially offset by a 17.2% decrease in the average revenues per transaction for the year ended December 31, 2005 as compared to the comparable period in 2004. The decline in average revenues per transaction was due in part to an increased number of lower volume transactions, primarily as a result of newer market participants generally trading in smaller transaction sizes, and a change in the mix of contracts traded, with a larger number of contracts traded related to commodities with lower commission rates.

Increased volumes in our OTC business segment were primarily due to increased trading activity in North American natural gas and power markets as a result of the availability of cleared OTC contracts and the continued improvement in credit quality in the merchant energy sector, as well as increased liquidity brought by new market participants and weather-related volatility. Transaction fees generated by trading in North American natural gas contracts increased $30.9 million, or 106.3%, to $59.9 million for the year ended December 31, 2005 from $29.0 million for the comparable period in 2004. In addition, transaction fees generated by trading in North American power contracts increased $7.0 million, or 73.8%, to $16.4 million for the year ended December 31, 2005 from $9.5 million for the comparable period in 2004. The continued growth in trading volumes in OTC contracts can be attributed in part to the use of cleared OTC contracts, which eliminates the need for a counterparty to post capital against each trade and also reduces requirements for entering into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. We believe that the introduction of OTC cleared contracts has facilitated trading by market participants that otherwise would not have engaged in trading in energy derivatives.

The increase in transaction fees generated by trading in OTC North American natural gas and power contracts was partially offset by a decrease in transaction fees generated by our OTC global oil contracts. Transaction fees derived from trading in global oil contracts decreased $2.4 million, or 59.2%, to $1.6 million for the year ended December 31, 2005 from $4.0 million for the comparable period in 2004. This decrease is primarily attributable to entrenched competition in the OTC oil market, our waiver of commission fees on our West Texas Intermediate oil bullet swap contracts for the period from November 2004 through December 2005, and, to a lesser extent, limited sales and marketing resources committed to this market relative to that in our North American natural gas and power markets.

Revenues derived from electronic trade confirmation fees in our OTC business segment increased $791,000 to $1.6 million for the year ended December 31, 2005 from $789,000 for the comparable period in 2004. During the year ended December 31, 2005, 409,024 trades were matched through our electronic trade confirmation service, compared to 199,290 trades during the comparable period in 2004. Consolidated electronic trade confirmation fees, as a percentage of consolidated revenues, increased to 1.0% for the year ended December 31, 2005 from 0.7% for the comparable period in 2004.

Revenues derived from order flow shortfall payments in our OTC business segment decreased $1.1 million from the year ended December 31, 2004 to the year ended December 31, 2005. This decrease was due to the expiration of the European gas order flow agreements as of December 31, 2004. No order flow agreements were in effect during the year ended December 31, 2005 and we do not expect to enter any order flow agreements in the future. Consolidated order flow shortfall payments, as a percentage of consolidated revenues, were 1.0% for the year ended December 31, 2004.

Market Data Fees

Consolidated market data fees increased $2.3 million, or 19.1%, to $14.6 million for the year ended December 31, 2005 from $12.3 million for the comparable period in 2004. This increase was primarily due to increased market data fees in our OTC markets from the introduction of the market price validation service, and due to increased fees from market data access, view only screen access and end of day reports. The increase in market data access fee revenue was primarily due to the growth in fees received in our OTC business segment and, to a lesser extent, due to the growth in system user fees to ICE Futures members who access our electronic platform. The monthly weighted-average number of participants required to pay monthly market data access fees increased 16.5% to 247 for the year ended December 31, 2005 from 212 for the comparable period in 2004. We continued to increase both the number of participants subject to monthly market data access fees as well as the number of users accessing the platform at these participants. During the years ended December 31, 2005 and 2004, we recognized $2.6 million and $2.3 million, respectively, in monthly market data access fees in our OTC business segment and $389,000 and $341,000, respectively, in system user fees in our futures business segment. Market price validation was launched in March 2004 and 28 companies subscribed to this service as of December 31, 2005. The number of companies that subscribe to view only screen access increased 12.5% to 225 as of December 31, 2005 from 200 as of December 31, 2004. We also continued to enroll new individual monthly subscribers for these services within existing subscriber companies. Consolidated market data fees, as a percentage of consolidated revenues, decreased to 9.4% for the year ended December 31, 2005 from 11.3% for the comparable period in 2004.

Other Revenues

Consolidated other revenues decreased $971,000, or 18.6%, to $4.2 million for the year ended December 31, 2005 from $5.2 million for the comparable period in 2004. This decrease was primarily due to a $950,000 reduction in the communication charges and equipment rentals to ICE Futures members following the closure of our open-outcry trading floor. Consolidated other revenues, as a percentage of consolidated revenues, decreased to 2.7% for the year ended December 31, 2005 from 4.8% for the comparable period in 2004.

Expenses

Compensation and Benefits

Consolidated compensation and benefits expenses increased $5.7 million, or 18.9%, to $35.8 million for the year ended December 31, 2005 from $30.1 million for the comparable period in 2004. This increase was primarily due to an increase in our discretionary bonus accrual for the year ended December 31, 2005 as compared to the year ended December 31, 2004, and to a lesser extent, an increase in our employee headcount. During the year ended December 31, 2005, we had a month-end average of 200 employees, compared to a month-end average of 193 employees during the year ended December 31, 2004. Our discretionary bonus expense increased due to improved operating results for the year ended December 31, 2005 as compared to the year ended December 31, 2004, due to the completion of our initial public offering of common stock and due to an increased number of employees receiving the bonus accrual. Consolidated compensation and benefits expenses, as a percentage of consolidated revenues, decreased to 22.9% for the year ended December 31, 2005 from 27.7% for the comparable period in 2004 primarily due to our increased revenues.

Professional Services

Consolidated professional services expenses decreased $2.2 million, or 17.8%, to $10.1 million for the year ended December 31, 2005 from $12.3 million for the comparable period in 2004. This decrease was due to an aggregate decrease in legal fees related to litigation with NYMEX and EBS, the former of which was subsequently dismissed by a ruling in our favor on a motion for summary judgment, which is currently on appeal by NYMEX, and the latter of which was settled in the second quarter of 2005. Consolidated professional services expenses, as a percentage of consolidated revenues, decreased to 6.5% for the year ended December 31, 2005 from 11.4% for the comparable period in 2004.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased $2.3 million, or 13.7%, to $18.9 million for the year ended December 31, 2005 from $16.6 million for the comparable period in 2004. This increase was primarily due to the market-maker program that we initiated during 2004, an increase in royalty payments made to eSpeed, and increased marketing efforts relating to our transition to exclusive electronic trading in futures. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, decreased to 12.1% for the year ended December 31, 2005 from 15.3% for the comparable period in 2004.

Floor Closure Costs

Consolidated floor closure costs were $4.8 million for the year ended December 31, 2005, due to the closure of our open-outcry trading floor in London in April 2005. Consolidated floor closure costs, as a percentage of consolidated revenues, were 3.1% for the year ended December 31, 2005. We did not have floor closure costs in the comparable period in 2004.

Settlement Expense

Consolidated settlement expense was $15.0 million for the year ended December 31, 2005, due to the payment made to settle litigation with EBS. Consolidated settlement expense, as a percentage of consolidated revenues, was 9.6% for the year ended December 31, 2005. We did not have settlement expenses in the comparable period in 2004.

Depreciation and Amortization

Consolidated depreciation and amortization expenses decreased $1.9 million, or 11.4%, to $15.1 million for the year ended December 31, 2005 from $17.0 million for the comparable period in 2004. This decrease was due to certain property and equipment purchased in 2001 with estimated useful lives of three years becoming fully depreciated over the course of 2004. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, decreased to 9.7% for the year ended December 31, 2005 from 15.7% for the comparable period in 2004.

Other Income

Consolidated other income increased $2.5 million, or 185.4%, to $3.8 million for the year ended December 31, 2005 from $1.3 million for the comparable period in 2004. This increase primarily related to foreign currency transaction gains, partially offset by an increase of $476,000 in interest expense related to outstanding balances under the Wachovia revolving credit agreement.

We recognized net foreign currency transaction gains of $1.5 million for the year ended December 31, 2005 as compared to net foreign currency transaction losses of $1.4 million for the year ended December 31, 2004. The foreign currency transaction gains and losses primarily related to the revaluation of the U.S. dollar cash balances held by our foreign subsidiaries due to the increase or decrease in the period-end foreign currency exchange rates between periods. The functional currency of our foreign subsidiaries is pounds sterling. The period-end foreign currency exchange rate of pounds sterling to the U.S. dollar decreased 10.3% to 1.7188 as of December 31, 2005 from 1.9160 as of December 31, 2004.

Income Taxes

Consolidated tax expense increased $7.8 million, or 66.4%, to $19.6 million for the year ended December 31, 2005 from $11.8 million for the comparable period in 2004, primarily due to the increase in our pre-tax income. Our effective tax rate decreased to 32.6% for the year ended December 31, 2005 from 34.9% for the comparable period in 2004. The effective tax rate for the year ended December 31, 2005 is lower than the statutory rate primarily due to an increase in anticipated federal and state research and development tax credits, and due to the $2.0 million tax benefit recognized on the repatriation of certain foreign earnings under the American Jobs Creation Act of 2004 (the “Jobs Act”). This was offset by a $2.0 million increase in our estimate of U.S. residual taxes due on the remaining undistributed earnings of our foreign subsidiaries. The decrease in the effective tax rate from the year ended December 31, 2004 to the year ended December 31, 2005 was also primarily due to an increase in anticipated research and development tax credits during the year ended December 31, 2005 as compared to the year ended December 31, 2004 and due to the Jobs Act tax benefit, partially offset by the increase in our residual taxes on the foreign undistributed earnings.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Overview

Consolidated net income increased $8.6 million, or 64.1%, to $21.9 million for the year ended December 31, 2004 from $13.4 million for the comparable period in 2003. During this period, net income from our futures business segment increased $1.7 million, or 13.9%, to $13.7 million for the year ended December 31, 2004 from $12.1 million for the comparable period in 2003, net income from our OTC business segment increased to $4.7 million for the year ended December 31, 2004 from a net loss of $2.0 million for the comparable period in 2003, and net income from our market data business segment increased $151,000, or 4.5%, to $3.5 million for the year ended December 31, 2004, from $3.3 million for the comparable period in 2003. Consolidated operating income, as a percentage of consolidated revenues, increased to 29.9% for the year ended December 31, 2004 from 20.2% for the comparable period in 2003. Consolidated net income, as a percentage of consolidated revenues, increased to 20.2% for the year ended December 31, 2004 from 14.3% for the comparable period in 2003.

Our consolidated revenues grew by $14.7 million, or 15.6%, to $108.4 million for the year ended December 31, 2004 from $93.7 million for the comparable period in 2003. This increase is attributable to increased trading volumes on our electronic platform and increased non-transaction revenues, including market data fees, trading access fees and the Chicago Climate Exchange licensing, service and development fees. A significant factor driving our revenues and volume growth during this period was the growth in trading volumes of our cleared OTC contracts.

Consolidated operating expenses increased slightly to $76.0 million for the year ended December 31, 2004 from $74.8 million for the comparable period in 2003, representing an increase of 1.6%, compared to a 15.6% increase in consolidated revenues during the same period. Given the fixed nature of our operating expenses, we generally have been able to increase revenues through increased trading volumes while holding operating expenses relatively constant. This operating leverage has resulted in improved profitability and we believe is one of the key benefits of operating our electronic platform.

Revenues

Transaction Fees

Consolidated transaction fees increased $9.5 million, or 11.6%, to $90.9 million for the year ended December 31, 2004 from $81.4 million for the comparable period in 2003. Transaction fees, as a percentage of consolidated revenues, decreased to 83.9% for the year ended December 31, 2004 from 86.9% for the comparable period in 2003.

Transaction fees generated in our futures business segment increased $5.5 million, or 13.9%, to $45.5 million for the year ended December 31, 2004 from $40.0 million for the comparable period in 2003, while declining slightly as a percentage of consolidated revenues to 42.0% for the year ended December 31, 2004 from 42.6% for the comparable period in 2003. The absolute increase in transaction fees was primarily due to increased trading volumes and an increase in the pounds sterling to U.S. dollar exchange rate, partially offset by $2.3 million in fees rebated in November and December 2004 as part of our rebate program for ICE Brent Crude futures contracts traded electronically. Volumes in our futures business segment increased 6.6%, to 35.5 million contracts traded for the year ended December 31, 2004 from 33.3 million contracts traded for the comparable period in 2003. The average exchange rate of pounds sterling to the U.S. dollar increased 12.0%, to 1.8296 for the year ended December 31, 2004 from 1.6341 for the comparable period in 2003.

Transaction fees generated in our OTC business segment increased $3.9 million, or 9.5%, to $45.4 million for the year ended December 31, 2004 from $41.5 million for the comparable period in 2003, primarily due to increased trading volumes, which was partially offset by a reduction in our order flow shortfall payments. Transaction fees in this segment, as a percentage of consolidated revenues, decreased to 41.9% for the year ended December 31, 2004 from 44.2% for the comparable period in 2003. The number of transactions or trades executed in our OTC business segment increased by 55.1% to 1,061,629 trades for the year ended December 31, 2004 from 684,495 trades for the comparable period in 2003. The increase in trades was partially offset by a 17.9% decrease in the average revenues per transaction for the year ended December 31, 2004 as compared to the comparable period in 2003. The decline in average revenues per transaction was due in part to an increased number of lower volume transactions, primarily as a result of newer market participants generally trading in smaller contract sizes, and a change in the mix of contracts traded, with a larger number of contracts traded related to commodities with lower commission rates. Increased volumes in our OTC business segment were primarily due to increased trading volumes in North American natural gas and power markets as a result of the availability of cleared OTC contracts and the improvement in credit quality in the merchant energy sector, as well as increased liquidity brought by new market participants. Transaction fees generated by trading in North American natural gas contracts increased $12.2 million, or 72.7%, to $29.0 million for the year ended December 31, 2004 from $16.8 million for the comparable period in 2003. In addition, transaction fees generated by trading in North American power contracts increased $3.7 million, or 64.9%, to $9.5 million for the year ended December 31, 2004 from $5.7 million for the comparable period in 2003. The continued growth in trading volumes in cleared OTC contracts can be attributed to the following trends:

•	The use of cleared OTC contracts eliminates the need for a counterparty to post capital against each trade and also reduces requirements for entering into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. We believe that the introduction of cleared contracts has facilitated trading by market participants that otherwise would not have engaged in trading in energy derivatives.

•	The increase in participants in the markets for energy commodities trading has increased overall liquidity in our markets, particularly the liquidity of cleared North American natural gas and power contracts.

The increase in transaction fees generated by trading in OTC North American natural gas and power contracts was partially offset by a decrease in transaction fees generated by our OTC global oil contracts. Transaction fees derived from trading in global oil contracts decreased $4.8 million, or 54.8%, to $4.0 million for the year ended December 31, 2004 from $8.8 million for the comparable period in 2003. This decrease is attributable to several factors, including the expiration of order flow agreements in late 2002, the effect of which manifested itself in 2003 and 2004, entrenched competition in the OTC oil market and, to a lesser extent, limited sales and marketing resources committed to this market relative to that in our natural gas and power markets.

Revenues derived from order flow shortfall payments in our OTC business segment decreased $6.0 million, or 84.9%, to $1.1 million for the year ended December 31, 2004 from $7.1 million for the comparable period in 2003. This decrease was due to a $6.4 million shortfall payment recognized for the year ended December 31, 2003, partially offset by an increase of $365,000 in the 2004 European gas shortfall payments as compared to 2003 European gas shortfall payments. Consolidated order flow shortfall payments, as a percentage of consolidated revenues, decreased to 1.0% for the year ended December 31, 2004 from 7.6% for the comparable period in 2003. These agreements are no longer in effect.

Revenues derived from electronic trade confirmation fees in our OTC business segment increased 378.3% from the year ended December 31, 2003 to the year ended December 31, 2004. During the year ended December 31, 2004, 199,290 trades were matched through our electronic trade confirmation service, compared to 64,383 trades for the comparable period in 2003. Consolidated electronic trade confirmation fees, as a percentage of consolidated revenues, increased to 0.7% for the year ended December 31, 2004 from 0.2% for the comparable period in 2003.

Market Data Fees

Consolidated market data fees increased $2.7 million, or 27.7%, to $12.3 million for the year ended December 31, 2004 from $9.6 million for the comparable period in 2003. This increase was primarily due to increased market data fees in our OTC markets related to fees from market data access fees, ICE Data view only screen access and end of day reports, which we introduced in November 2002. Market data access fees increased primarily due to the growth in monthly fees received in our OTC business segment. The monthly weighted-average number of participants required to pay monthly market data access fees increased to 212 for the year ended December 31, 2004 from 143 for the comparable period in 2003. We continued to increase both the number of participants subject to monthly market data access fees as well as the number of users accessing the platform at these participants. During the years ended December 31, 2004 and 2003, we received $2.3 million and $1.7 million, respectively, in monthly market data access fees in our OTC business segment and $341,000 and $183,000, respectively, in system user fees in our futures business segment. The number of companies that subscribe for ICE Data view only screen access increased to 200 as of December 31, 2004 from 185 as of December 31, 2003. We also continued to enroll new monthly subscribers for these services within these companies. In March 2004, we also launched a data service known as market price validation, which provides monthly price validation curves, and 21 companies subscribed to this service as of December 31, 2004. Consolidated market data fees, as a percentage of consolidated revenues, increased to 11.3% for the year ended December 31, 2004 from 10.3% for the comparable period in 2003.

Other Revenues

Consolidated other revenues increased $2.5 million to $5.2 million for the year ended December 31, 2004 from $2.7 million for the comparable period in 2003. This increase was primarily due to increased licensing, service and technology development fees charged to the Chicago Climate Exchange and increased communication charges in our futures business segment. Consolidated other revenues, as a percentage of consolidated revenues, increased to 4.8% for the year ended December 31, 2004 from 2.9% for the comparable period in 2003.

Expenses

Compensation and Benefits

Consolidated compensation and benefits expenses increased $3.8 million, or 14.6%, to $30.1 million for the year ended December 31, 2004 from $26.2 million for the comparable period in 2003. This increase was primarily due to the increase in our employee headcount and an increase in our discretionary bonus payments. Our discretionary bonus payments increased primarily due to improved operating results in 2004 as compared to 2003 and an increased number of employees receiving a bonus in 2004. As of December 31, 2004, we had 200 employees, compared to 186 employees as of December 31, 2003. Consolidated compensation and benefits expenses, as a percentage of consolidated revenues, decreased to 27.7% for the year ended December 31, 2004 from 28.0% for the comparable period in 2003.

Professional Services

Consolidated professional services expenses decreased $754,000, or 5.8%, to $12.3 million for the year ended December 31, 2004 from $13.1 million for the comparable period in 2003. This decrease was primarily due to the renegotiation of a major vendor consulting contract in 2004 that substantially reduced fees incurred in our futures business segment, as well as to the replacement of contractors with permanent staff over the course of 2004. These reduced professional services expenses were partially offset by an increase in legal fees primarily related to litigation with NYMEX and EBS. Consolidated professional services expenses, as a percentage of consolidated revenues, decreased to 11.4% for the year ended December 31, 2004 from 13.9% for the comparable period in 2003.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased $425,000, or 2.6%, to $16.6 million for the year ended December 31, 2004 from $16.2 million for the comparable period in 2003. This increase was due to the market-maker program that we initiated during 2004, partially offset by a decrease in cost of hosting expenses, which was primarily due to reduced costs associated with our move to an Internet-based platform from a private network connection in early 2003. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, increased to 15.3% for the year ended December 31, 2004 from 17.3% for the comparable period in 2003.

Depreciation and Amortization

Consolidated depreciation and amortization expenses decreased $2.3 million, or 12.0%, to $17.0 million for the year ended December 31, 2004 from $19.3 million for the comparable period in 2003. This decrease was due to certain property and equipment purchased in 2000 and 2001 with estimated useful lives of three years becoming fully depreciated over the course of 2003 and 2004, as well as to our decision to extend the useful lives of certain of our property and equipment during 2004. In the first quarter of 2004, we extended the remaining estimated useful lives of various computer hardware property and equipment to December 2005. The majority of these assets had estimated useful lives that ended in March 2005. The decision to increase the estimated useful lives of these assets was based on internal analysis that indicated that the useful lives of these assets would extend beyond the original estimate of three years. The original three-year life was based on information available in 2002. However, given our limited operating history, the information available in 2002 did not include prior experience of the useful lives of this property and equipment to include in our initial estimate. The change in estimated useful lives had the impact of delaying the recognition of $676,000 of depreciation expense from 2004 to 2005. We will continue to review the remaining estimated useful lives of our property and equipment and will make adjustments whenever events or changes in circumstances indicate that the remaining useful life of an asset has changed. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, decreased to 15.7% for the year ended December 31, 2004 from 20.6% for the comparable period in 2003.

Other Income (Expense)

Consolidated other income increased $380,000, or 40.1%, to $1.3 million for the year ended December 31, 2004 from $948,000 for the comparable period in 2003. This increase primarily related to an increase of $1.2 million in interest income, partially offset by an increase of $754,000 in foreign currency transaction losses. The increase in interest income was primarily due to the increase in the cash balances in 2004 compared to 2003, as well as to our cash earning a higher return during the year ended December 31, 2004 compared to the comparable period in 2003. The average monthly ending cash balance for the year ended December 31, 2004, including cash and cash equivalents, short-term investments, restricted cash and restricted short-term investments, was $100.7 million, compared to $78.4 million for the comparable period in 2003. Our average interest rate for the year ended December 31, 2004 was 2.9%, compared to 2.2% for the comparable period in 2003.

The foreign currency transaction losses primarily related to the revaluation of the U.S. dollar cash balances held by our foreign subsidiaries due to the increase in the period-end foreign currency exchange rates during 2004. The functional currency of our foreign subsidiaries is pounds sterling. Foreign currency transaction losses increased to $1.4 million for the year ended December 31, 2004 from $644,000 for the comparable period in 2003. The year-end foreign currency exchange rate of pounds sterling to the U.S. dollar increased 7.4% to 1.9160 as of December 31, 2004 from 1.7846 as of December 31, 2003. As of December 31, 2004, our foreign subsidiaries held $20.6 million in U.S. dollar denominated cash balances, compared to $4.7 million as of December 31, 2003.

Income Taxes

Consolidated tax expense increased $5.3 million, or 81.4%, to $11.8 million for the year ended December 31, 2004 from $6.5 million for the comparable period in 2003 primarily due to the increase in our pre-tax income. Our effective tax rate increased to 34.9% for the year ended December 31, 2004 from 32.7% for the comparable period in 2003. The effective tax rates for the years ended December 31, 2003 and 2004 are lower than the statutory rate primarily due to the impact of federal and state research and development tax credits. The increase in the effective tax rate from the year ended December 31, 2003 to the year ended December 31, 2004 was primarily due to lower tax credits taken during the year ended December 31, 2004 and higher state income taxes for the year ended December 31, 2004.

Quarterly Results of Operations

The following table sets forth quarterly unaudited condensed consolidated statements of income (loss) for the periods presented. We believe that this data has been prepared on substantially the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our consolidated results of operations for the quarters presented. This unaudited condensed consolidated quarterly data should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The historical results for any quarter do not necessarily indicate the results expected for any future period.

	Three Months Ended,
	March 31,	December 31,	September 30,	June 30,	March 31,
	2006	2005	2005(1)	2005(2)	2005
	(In thousands)

Revenues:
Transaction fees, net:
Futures:
Brent Crude futures	$13,476	$10,715	$11,731	$10,390	$8,498
Other futures products and options	5,483	4,504	4,312	3,480	3,560
OTC:
North American natural gas	18,323	16,566	18,466	14,008	10,871
North American power	4,833	3,734	5,177	4,287	3,246
Global oil	438	287	509	400	436
Other commodities markets	—	—	28	75	116
Electronic trade confirmation services	682	390	437	395	358
Market data fees	6,022	3,972	3,728	3,460	3,482
Other	1,025	1,094	857	1,035	1,261

Total revenues	50,282	41,262	45,245	37,530	31,828

Operating expenses:
Compensation and benefits	10,617	9,938	9,416	8,513	7,886
Professional services	2,690	1,950	2,424	2,551	3,200
Selling, general and administrative	6,134	4,811	4,870	4,828	4,376
Floor closure costs(2)	—	—	—	4,814	—
Settlement expense(2)	—	—	—	15,000	—
Depreciation and amortization	3,188	3,655	3,673	3,797	3,958

Total operating expenses	22,629	20,354	20,383	39,503	19,420

Operating income (loss)	27,653	20,908	24,862	(1,973)	12,408
Other income (expense), net	1,108	911	714	1,173	992
Income tax expense (benefit)	9,097	6,959	8,755	(659)	4,530

Net income (loss)(2)	$19,664	$14,860	$16,821	$(141)	$8,870

(1)	The increase in the quarter ended September 30, 2005 revenues and net income is due in part to increased trading volume relating to extreme weather conditions, including two major hurricanes in the United States.

(2)	The financial results for the three months ended June 30, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London, and a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding these charges, net of taxes, our net income for the three months ended June 30, 2005 would have been $12.6 million. See “— Non-GAAP Financial Measures.”

Liquidity and Capital Resources

Since our inception on May 11, 2000, we have financed our operations, growth and cash needs primarily through income from operations, borrowings under our related-party loan agreement and borrowings under our revolving credit facility. Our principal capital requirements have been to fund:

•	capital expenditures;

•	working capital;

•	strategic acquisitions; and

•	marketing and development of our electronic platform.

In the future, we may incur additional debt or issue equity securities in connection with strategic acquisitions, joint ventures or other types of investments.

Cash and Cash Equivalents, Short-term Investments, Restricted Cash and Restricted Short-Term Investments

We had consolidated cash and cash equivalents of $8.2 million, $20.0 million and $61.2 million as of March 31, 2006 and December 31, 2005 and 2004, respectively. We had $133.9 million, $111.2 million and $5.7 million in short-term investments as of March 31, 2006 and December 31, 2005 and 2004, respectively, $8.6 million and $2.3 million in long-term investments as of March 31, 2006 and December 31, 2005, respectively, and $12.9 million, $12.6 million and $18.4 million in restricted cash as of March 31, 2006 and December 31, 2005 and 2004, respectively. We consider all short-term, highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents. We classify all investments with original maturity dates in excess of three months and with maturities less than one year as short-term investments. We classify all investments that we intend to hold for more than one year as long-term investments. We classify all cash that is not available for general use, either due to Financial Services Authority requirements or through restrictions in specific agreements, as restricted cash. The increases in short-term investments and long-term investments during the three months ended March 31, 2006 were primarily due to the $17.1 million in cash flows from operations generated during the three months ended March 31, 2006 and due to the $11.8 million in cash and cash equivalents being used to purchase investments during the three months ended March 31, 2006.

We invest a portion of our cash in excess of short-term operating needs in investment-grade marketable debt securities and municipal bonds through a third-party asset management company. We also invest a portion of our cash in excess of short-term operating needs in U.S. AAA rated 28-day Auction Rate Securities, or ARS. We classify these investments as available-for-sale in accordance with Statement of Financial Accounting Standards, or SFAS, 115, Accounting for Certain Investments in Debt and Equity Securities. Available-for-sale investments are carried at their fair values with unrealized gains and losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income. Realized gains and losses, and declines in value deemed to be other-than-temporary on available-for-sale investments, are recognized currently in earnings. We do not have any investments classified as held-to-maturity or trading.

In July 2005, we entered into an agreement with a third-party asset management company to manage our cash over a predetermined operating cash threshold for an agreed upon fee. The agreement specifies our investment objectives, as well as guidelines for and restrictions on investments. The investment objectives are to maximize income, preserve principal value, invest in high-quality investment grade securities and to maintain adequate liquidity to meet account demands. The investments guidelines limit the types of investments that the third party asset management company can enter into based on pre-approved guidelines relating to types of securities, amount of investments and maturity.

ARS are long-term instruments whose interest rates or dividends are reset frequently, usually every seven to 49 days. The reset mechanism occurs via a Dutch auction, wherein purchasers and sellers submit their orders for ARS to registered broker-dealers. The highest bid that clears the auction is the interest rate or dividend applied to the entire issue until the next auction date. While there is no guarantee that a sell order will be filled, it is rare for it not to be filled due to the high credit quality of the ARS. Even though we only purchase 28-day auction rate issues, we are required to classify these securities as short-term investments instead of cash and cash equivalents as the original maturity of the ARS is in excess of three months. The ARS investments are classified as current assets based on our intent and ability to use these investments as necessary for short-term requirements.

We had $11.0 million, $10.9 million and $12.4 million in restricted cash held at ICE Futures as of March 31, 2006 and December 31, 2005 and 2004, respectively. The Financial Services Authority requires ICE Futures, as a Recognized Investment Exchange, to restrict the use of the equivalent of six months’ operating expenditures in cash or cash equivalents at all times. Our subsidiary, ICE Markets Limited, or ICE Markets, is authorized and regulated by the Financial Services Authority as an arranger of deals in investments and as an agency broker. The Financial Services Authority requires ICE Markets to maintain a minimum level of financial resources, which is calculated annually on the basis of 25% of the relevant annual expenditures, adjusted for any illiquid assets. As of March 31, 2006 and December 31, 2005 and 2004, we had $1.9 million, $1.7 million and $1.0 million, respectively, in restricted cash held at ICE Markets.

In June 2001, when we acquired ICE Futures (formerly known as the International Petroleum Exchange), $24.0 million of cash collateral was pledged by certain shareholders to secure a letter of credit issued to support our redemption obligations in respect of our Class B redeemable common stock, which we issued as a portion of our payment to the sellers. This cash was held in a facility that was controlled by our shareholders and originally was not reflected in our consolidated financial statements. In January 2003, the FASB issued Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. We adopted FIN 46 in November 2003. Given our ability to receive all of the variable interest entity’s expected residual losses and returns, we were considered the primary beneficiary under FIN 46 and we were required to consolidate the entity. The result of the adoption of FIN 46 and the consolidation of the variable interest entity was to increase restricted short-term investments by $24.0 million and to increase additional paid-in capital by $24.0 million in 2003. In November 2004, in connection with the redemption of our Class B redeemable common stock, the letter of credit was paid for the benefit of the holders of our Class B redeemable common stock and the $24.0 million was released to the letter of credit bank. We have no further obligation or interest in respect of this arrangement.

In November 2004, we entered into a $25.0 million revolving credit agreement with Wachovia Bank, National Association, or Wachovia, which was amended on October 18, 2005 to increase the amount we may borrow to an aggregate principal amount of up to $50.0 million. We were required to maintain a $5.0 million money market account with Wachovia until we had transferred our primary domestic and international deposit accounts to Wachovia. As of December 31, 2004, this $5.0 million balance was reflected as restricted cash. In June 2005, we transferred our accounts to Wachovia. We are no longer required to maintain a money market account, and as of December 31, 2005, the balance is no longer reflected as restricted cash.

Cash Flow

The following tables present, for the periods indicated, the major components of net increases (decreases) in cash and cash equivalents:

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)

Net cash provided by (used in):
Operating activities	$17,076	$8,321	$49,812	$40,161	$27,093
Investing activities	(31,275)	(8,211)	(117,120)	(4,777)	(18,131)
Financing activities	2,461	(14,219)	30,329	(20,324)	(1,324)
Effect of exchange rate changes	(66)	(1,662)	(4,218)	1,226	3,648

Net (decrease) increase in cash and cash equivalents	$(11,804)	$(15,771)	$(41,197)	$16,286	$11,286

Operating Activities

Consolidated net cash provided by operating activities was $17.1 million and $8.3 million for the three months ended March 31, 2006 and 2005, respectively, and $49.8 million, $40.2 million and $27.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation and amortization and the effects of changes in working capital. Fluctuations in net cash provided by operating activities are primarily attributable to increases and decreases in our net income between periods and, to a lesser extent, due to fluctuations in working capital. The $8.8 million increase in net cash provided by operating activities for the three months ended March 31, 2006 from the comparable period in 2005 is primarily due to the $6.7 million increase in the OTC business segment’s net income and the $3.6 million increase in the futures business segment’s net income for the three months ended March 31, 2006 from the comparable period in 2005. The $9.7 million increase in net cash provided by operating activities for the year ended December 31, 2005 from the comparable period in 2004 is primarily due to the $13.6 million increase in the OTC business segment’s net income and the $4.1 million increase in the futures business segment’s net income for the year ended December 31, 2005 from the comparable period in 2004. The $13.1 million increase in net cash provided by operating activities for the year ended December 31, 2004 from the comparable period in 2003 is primarily due to the $6.7 million increase in the OTC business segment’s net income for the year ended December 31, 2004 from the comparable period in 2003, the $1.7 million increase in the futures business segment’s net income and the net increases in accrued salaries and benefits and other accrued liabilities for the same period.

Investing Activities

Consolidated net cash used in investing activities was $31.3 million and $8.2 million for the three months ended March 31, 2006 and 2005, respectively, and $117.1 million, $4.8 million and $18.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. These activities primarily relate to sales and purchases of available-for-sale investments, capital expenditures in each period for software, including internally developed software, and for computer and network equipment. We had a net (increase) decrease in investments classified as available-for-sale of ($27.7 million) and ($6.6 million) for the three months ended March 31, 2006 and 2005, respectively, and ($107.8 million), $6.5 million and ($7.9 million) for the years ended December 31, 2005, 2004 and 2003, respectively. We had a net decrease (increase) in restricted cash of $4.4 million, ($4.7 million) and ($2.8 million) for the years ended December 31, 2005, 2004 and 2003, respectively, due to changes in the restricted cash balances between periods. We incurred capitalized software development costs of $1.5 million and $1.4 million for the three months ended March 31, 2006 and 2005, respectively, and $5.1 million, $4.8 million and $5.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. We had additional capital expenditures of $1.9 million and $183,000 for the three months ended March 31, 2006 and 2005, respectively, and $8.6 million, $1.7 million and $1.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The additional capital expenditures primarily relate to hardware purchases to continue the development and expansion of our electronic platform.

Financing Activities

Consolidated net cash provided by (used in) financing activities was $2.5 million and ($14.2 million) for the three months ended March 31, 2006 and 2005, respectively, and $30.3 million, ($20.3 million) and ($1.3 million) for the years ended December 31, 2005, 2004 and 2003, respectively. Consolidated net cash used in financing activities for the three months ended March 31, 2005 primarily relates to $12.0 million in repayments under the revolving credit facility with Wachovia and $1.7 million in costs incurred relating to our initial public offering of common stock. The increase in consolidated net cash provided by financing activities for the year ended December 31, 2005 primarily relates to the $55.1 million in net proceeds received from the issuance of our common stock in the initial public offering in November 2005, partially offset by the repayment of our $25.0 million revolving credit facility. Consolidated net cash used in financing activities for the year ended December 31, 2004 primarily relates to $43.5 million paid in connection with the redemption of the Class B redeemable common stock, partially offset by $25.0 million in cash drawn down under our revolving credit facility. We also had payments on capital lease obligations, primarily related to computer and network equipment, of $482,000, $1.6 million and $1.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Loan Agreements

We entered into our revolving credit agreement with Wachovia on November 17, 2004, which we amended on October 18, 2005. Under the amended Wachovia revolving credit facility, we may borrow an aggregate principal amount of up to $50.0 million at any time through November 17, 2007. The facility includes an unused line fee that is equal to the unused maximum revolver amount multiplied by an applicable margin rate and is payable on a quarterly basis, which as of March 31, 2006 was 0.15%.

Loans under the Wachovia facility bear interest on the principal amounts outstanding at LIBOR plus an applicable margin rate, which was 0.85% as of March 31, 2006. We have the option to select the interest rate and interest period applicable to any loans at the time of borrowing, which can be either a daily LIBOR market index loan or a LIBOR rate loan with a period of one, three or six months. Interest on each LIBOR market index loans is payable monthly and the interest on the LIBOR rate loans is payable on the last day of each interest period generally.

On November 23, 2004, we borrowed the entire $25.0 million then available under the Wachovia facility to fund a portion of the $67.5 million redemption of our Class B redeemable common stock. As of December 31, 2004, $13.0 million was held in a six-month LIBOR rate loan with a locked in interest rate, including the applicable margin rate, of 3.40%. The remaining balance of $12.0 million was held in a daily LIBOR market index loan with an interest rate at December 31, 2004, including the applicable margin rate, of 3.25%. The $12.0 million LIBOR market index loan was repaid in January 2005 and the remaining $13.0 million outstanding balance was repaid in November 2005.

The facility also contains affirmative and negative covenants including, but not limited to, cash flow leverage ratios, minimum tangible net worth ratios and limitations or approvals needed from Wachovia for acquisitions, external debt and other fundamental changes to our business. We historically have been and are currently in compliance with the financial covenants of our credit facility. Currently, we have no borrowings outstanding under the facility.

Future Capital Requirements

Our future capital requirements will depend on many factors, including the rate of our trading volume growth, required technology initiatives, regulatory compliance costs, the expansion of sales and marketing activities, the timing and introduction of new products and enhancements to existing products, and the continuing market acceptance of our electronic platform. We currently expect to make capital expenditures ranging between an aggregate of $15.0 million and $20.0 million in 2006 and 2007 to support the continued expansion of our futures, OTC and market data businesses. We expect that these expenditures will focus on the further expansion of our electronic futures and OTC participant base, the expansion of distribution opportunities through the possible acquisition of existing businesses, the expansion of products in our market data services business, and the provision of back office service systems as well as technical improvements to, and enhancements of, our existing systems, products and services. We expect our capitalized software development costs to remain relatively consistent with our 2005 software development costs.

We believe that cash flows from operations and the net proceeds of our November 2005 initial public offering will be sufficient to fund our working capital needs and capital expenditure requirements at least through the end of 2007. Our $50.0 million revolving credit agreement is currently the only agreement or arrangement that we have with third parties to provide us with sources of liquidity and capital resources. We currently have no borrowings under this revolving credit agreement. In the event that we consummate any strategic acquisitions or investments, or if we are required to raise capital for any reason, we may need to incur additional debt or issue additional equity to help raise the necessary funds. We cannot assure you that we will be able to obtain any such financing on acceptable terms or at all.

Off-Balance Sheet Entities

We currently do not have any relationships with unconsolidated entities or financial partnerships, often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations and Commercial Commitments

The following table presents, for the periods indicated, our contractual obligations (which we intend to fund from operations) and commercial commitments as of December 31, 2005:

	Payments Due by Period
		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(In thousands)

Contractual Obligations:
Operating leases	$4,366	$2,149	$2,192	$25	$—
eSpeed licensing agreement(1)	2,000	2,000	—	—	—

Total contractual cash obligations	$6,366	$4,149	$2,192	$25	$—

(1)	The eSpeed licensing agreement also includes a quarterly royalty payment that is based on trading volume. The royalty payments were $1.0 million, $1.5 million, $32,000 and $14,000 for the three months ended March 31, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. The remaining 2006 through February 2007 royalty payment estimates have not been included in the above estimates.

Non-GAAP Financial Measures

We provide adjusted net income, adjusted earnings per common share on adjusted net income and adjusted earnings per common share on net income as additional information regarding our operating results. We use these non-GAAP measures internally to evaluate our performance and in making financial and operational decisions. We believe that our presentation of these measures provides investors with greater transparency and supplemental data relating to its financial condition and results of operations. In addition, we believe the presentation of these measures is useful for period-to-period comparison of results because the floor closure costs and the settlement expense described below do not reflect historical operating performance. While adjustments to the redeemable stock put described below have been recorded in prior years, they were recorded while the redeemable stock put remained outstanding, which was terminated in November 2005. These measures are not in accordance with, or an alternative to, GAAP, and may be different from non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We strongly recommend that investors review the GAAP financial measures included in this prospectus, including our consolidated financial statements and the notes thereto.

Our management uses adjusted net income and adjusted earnings per share as financial measures to evaluate the performance of our business. When viewed with our GAAP results and the accompanying reconciliation, we believe adjusted net income and adjusted earnings per share provides a more complete understanding of factors affecting our business than GAAP measures alone. Management uses adjusted net income and adjusted earnings per share to evaluate operating performance and management decisions made during the reporting period by excluding certain items that we believe have less significance on the day-to-day performance of our business. Our internal budgets are based on adjusted net income and adjusted earnings per share, and we communicate our adjusted net income and adjusted earnings per share to our board of directors. In addition, adjusted net income and adjusted earnings per share is among the criteria used in determining performance-based compensation. We understand that analysts and investors regularly rely on non-GAAP financial measures, such as adjusted net income and adjusted earnings per share, to assess operating performance. Adjusted net income and adjusted earnings per share may be helpful in more clearly highlighting trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures, since adjusted net income and adjusted earnings per share eliminates from our results specific financial items that have less bearing on our operating performance.

Adjusted Net Income

Adjusted net income is calculated by adding net income and two nonrecurring items, floor closure costs and settlement expense, presented net of tax. We do not believe these items are representative of our future operating performance since both costs were incurred for specific reasons outside of historical operations. We consider floor closure costs a nonrecurring expense, since we no longer maintain an open-outcry trading floor due to our full transition to electronic futures trading. We believe that a settlement expense is an infrequent and unusual expense and is not representative of historical operating performance because we have not incurred a similar expense within the prior two years and do not expect it to recur within the next two years.

Adjusted Earnings Per Share — Redeemable Stock Put

Adjusted earnings per common share are calculated as (i) net income divided by the weighted average common shares outstanding and (ii) adjusted net income divided by the weighted average common shares outstanding. These calculations exclude the redemption adjustments relating to the redeemable stock put, which are used to determine the net income available to common shareholders. While the redemption adjustments to retained earnings have been recorded in prior periods, no further adjustments will be recorded following the termination of the redeemable stock put in connection with our initial public offering. As a result, we believe that it is appropriate to exclude this non-cash item to provide shareholders with an adjusted earnings per share calculation. We have no plans to issue a redeemable stock put in the future.

The impact of outstanding stock options are considered to be antidilutive in the calculation of diluted earnings per share when a net loss available to common shareholders is reported. Our outstanding stock options have not been included in the computation of diluted earnings per share in 2005 due to the $20.9 million net loss available to common shareholders as a result of the $61.3 million charged to retained earnings related to the redeemable stock put adjustments. Therefore, our diluted earnings per share are computed in the same manner as basic earnings per share in 2005. When the redeemable stock put adjustments are excluded from the calculation of earnings per share, the dilutive stock options need to be included in the calculation of dilutive earnings per share due to the resulting net income of $40.4 million in 2005.

The presentation below compares our operating performance for the current periods, as adjusted, to our normal operating performance in the comparable prior periods. The following table reconciles net income (loss) to adjusted net income, net loss available to common shareholders to net income, diluted weighted average common shares outstanding to adjusted diluted weighted average common shares outstanding, and calculates adjusted earnings per common share.

	Consolidated		Futures Segment	OTC Segment	Consolidated
		Three Months
	Year Ended	Ended	Year Ended	Year Ended	Year Ended
	December 31,	June 30,	December 31,	December 31,	December 31,
	2005	2005	2005	2005	2003
	(In thousands, except per share amounts)

Net income (loss)	$40,410	$(141)	$17,838	$18,335
Add: Floor closure costs	4,814	4,814	4,814	—
Add: Settlement expense	15,000	15,000	—	15,000
Less: Effective tax rate benefit of floor closure costs and settlement expense	(7,119)	(7,119)	(1,685)	(5,434)

Adjusted net income	$53,105	$12,554	$20,967	$27,901

Net income (loss) available to common shareholders	$(20,909)				$19,987
Add: Redemption adjustments to redeemable stock put	61,319				(8,378)

Net income	$40,410				$11,609

Diluted weighted average common shares outstanding	53,218
Effect of dilutive stock options	1,230

Adjusted diluted weighted average common shares outstanding	54,448

Adjusted earnings per common share on adjusted net income:
Basic	$1.00

Adjusted diluted	$0.98

Adjusted earnings per common share on net income:
Basic	$0.76				$0.21

Adjusted diluted	$0.74				$0.21

Weighted average common shares outstanding:
Basic	53,218				54,329

Adjusted diluted	54,448				54,640

There were no redemption adjustments to the redeemable stock put during the year ended December 31, 2004.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of business. This market risk consists primarily of interest rate risk associated with our cash and cash equivalents, short-term investments, restricted cash, long-term investments and foreign currency exchange rate risk.

Interest Rate Risk

We have exposure to market risk for changes in interest rates relating to our cash and cash equivalents, short-term and long-term investments, and restricted cash. As of March 31, 2006 and December 31, 2005 and 2004, our cash and cash equivalents, short-term and long-term investments and restricted cash, were $163.7 million, $146.1 million and $85.3 million, respectively, of which $44.1 million, $35.9 million and $46.0 million, respectively, were denominated in pounds sterling. Due to the conservative nature of our investment portfolio, which is structured with a focus on capital preservation, we would not expect our operating results or cash flows to be significantly affected by changes in market interest rates. We do not use our investment portfolio for trading or other speculative purposes.

Foreign Currency Exchange Rate Risk

The revenues, expenses and financial results of ICE Futures and other U.K. subsidiaries are denominated in pounds sterling. Pounds sterling is the functional currency of our U.K. subsidiaries. We have foreign currency translation risk equal to our net investment in our subsidiaries. The financial statements of our U.K. subsidiaries are translated into U.S. dollars using current rates of exchange, with gains or losses included in the cumulative translation adjustment account, a component of shareholders’ equity. As of March 31, 2006 and December 31, 2005 and 2004, the portion of our shareholders’ equity attributable to accumulated other comprehensive income from foreign currency translation was $22.7 million, $21.3 million and $37.0 million, respectively. The period-end foreign currency exchange rate for pounds sterling to the U.S. dollar increased from 1.7846 as of December 31, 2003 to 1.9160 as of December 31, 2004. The foreign currency exchange rate decreased to 1.7188 as of December 31, 2005 and increased to 1.7393 as of March 31, 2006.

We also have foreign currency transaction risk related to the settlement of foreign receivables or payables that occur through our electronic platform, including for our OTC European gas and power markets, which are paid in pounds sterling, and for our foreign subsidiaries’ cash accounts held in U.S. dollars. We had foreign currency transaction gains (losses) of $1,000 and $539,000 for the three months ended March 31, 2006 and 2005, respectively, and $1.5 million, ($1.4 million) and ($644,000) for the years ended December 31, 2005, 2004 and 2003, respectively, primarily attributable to the fluctuations of pounds sterling relative to the U.S. dollar. The average exchange rate of pounds sterling to the U.S. dollar increased from 1.6341 for the year ended December 31, 2003 to 1.8296 for the year ended December 31, 2004, and then decreased to 1.8128 for the year ended December 31, 2005 and 1.7530 for the three months ended March 31, 2006.

We have historically generated a significant portion of our revenues from sales to participants located outside of the United States, principally in the United Kingdom. Of our consolidated revenues, 38.6% and 40.6% were denominated in pounds sterling for the three months ended March 31, 2006 and 2005, respectively, and 38.3%, 46.1% and 47.1% were denominated in pounds sterling for the years ended December 31, 2005, 2004 and 2003, respectively. Of our consolidated operating expenses, 34.6% and 42.5% were denominated in pounds sterling for the three months ended March 31, 2006 and 2005, respectively, and 48.1%, 44.4% and 40.0% were denominated in pounds sterling for the years ended December 31, 2005, 2004 and 2003, respectively. As the pounds sterling exchange rate changes, the U.S. equivalent of revenues and expenses denominated in foreign currencies changes accordingly. Beginning on April 1, 2006, we began to charge exchange fees in U.S. dollars rather than in pounds sterling in our key futures contracts, including crude oil and heating oil contracts.

All other sales in our business are denominated in U.S. dollars, including all sales of our market data business segment. Our U.K. operations in some instances function as a natural hedge because most U.K. revenues and operating expenses are denominated in pounds sterling. As of March 31, 2006, the effect of an immediate 10% decline in exchange rates would result in a translation adjustment loss of $11.0 million which would be recorded as a foreign currency translation adjustment as a component of other comprehensive income.

In the past, we have historically entered into hedging transactions to help mitigate our foreign exchange risk exposure. During 2004 and 2003, we entered into foreign currency hedging activities primarily to protect our net investment in our foreign subsidiaries. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, we are required to recognize all derivative financial instruments as either assets or liabilities on our consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which have been designated as a hedge of a net investment in foreign operations, are reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments is recognized in earnings. We do not hold or issue any derivative financial instruments for trading purposes.

Impact of Inflation

We have not been adversely affected by inflation as technological advances and competition have generally caused prices for the hardware and software that we use for our electronic platform to remain constant or to decline. In the event of inflation, we believe that we will be able to pass on any price increases to our participants, as the prices that we charge are not governed by long-term contracts.

Recently Adopted Accounting Pronouncements

Prior to January 1, 2006, we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, as allowed under Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. Under the intrinsic value method, no stock-based compensation expenses have been recognized in our consolidated statements of income for stock options because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

On January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee stock options and restricted stock based on estimated fair values. We adopted SFAS No. 123(R) using the modified prospective method. Under the modified prospective method, compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. Our unaudited consolidated financial statements as of and for the three months ended March 31, 2006 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

As stock-based compensation expenses recognized in the unaudited consolidated statement of income for the three months ended March 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. At the adoption of SFAS No. 123(R), we are required to record a cumulative adjustment to reverse compensation costs that would not have been recorded if forfeitures had been estimated in prior periods. Therefore, we recorded a cumulative adjustment of $440,000 for the three months ended March 31, 2006 to reduce compensation costs that were actually recognized in our consolidated financial statements during 2004 and 2005 relating to restricted stock compensation expense amortization.

No unearned compensation is included in stockholders’ equity under SFAS No. 123(R) for stock options and restricted stock awards granted. Rather, such stock options and restricted stock awards and units are included in stockholders’ equity under SFAS No. 123(R) when services required from employees and directors in exchange for the awards are rendered and expensed. Upon the adoption of SFAS No. 123(R) on January 1, 2006, we reversed the December 31, 2005 $6.9 million deferred stock compensation balance by a charge to additional paid-in capital.

Employee and director stock-based compensation expenses recognized under SFAS No. 123(R), for both stock options and restricted stock, in the unaudited consolidated statement of income for the three months ended March 31, 2006, was $2.2 million. Employee and director stock-based compensation expenses recognized on the restricted stock in the unaudited consolidated statement of income for the three months ended March 31, 2005 was

$405,000. Prior to our adoption of SFAS No. 123(R), benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS No. 123(R) requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. As of March 31, 2006, there were $7.0 million and $10.3 million in total unrecognized compensation costs related to stock options and restricted stock, respectively. These costs are expected to be recognized over a weighted average period of 2.6 years and 2.3 years as the stock options and restricted stock, respectively, vest.

New Accounting Pronouncements

There were no new accounting pronouncements issued that we expect to have a significant impact on our consolidated financial statements.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of, and any associated risks related to, these policies on our business operations is discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where these policies materially affected our financial results. For a detailed discussion on the application of these and other accounting policies, see note 2 to our consolidated financial statements and related notes included elsewhere in this prospectus. Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period.

We evaluate our estimates and judgments on an ongoing basis, including those related to the accounting matters described below. We base our estimates and judgments on our historical experience and other factors that we believe to be reasonable under the circumstances existing when we make these estimates and judgments. Based on these factors, we make estimates and judgments about, among other things, the carrying values of assets and liabilities that are not readily apparent from market prices or other independent sources and about the recognition and characterization of our revenues and expenses. The values and results based on these estimates and judgments could differ significantly under different assumptions or conditions and could change materially in the future.

We believe that the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements and could materially increase or decrease our reported results, assets and liabilities.

Goodwill and Other Identifiable Intangible Assets

We have significant intangible assets related to goodwill and other acquired intangibles. Our determination of related estimated useful lives of intangible assets and whether or not these assets are impaired requires us to make significant judgments. If we change our strategy or if market conditions shift, our judgments may change, which may result in adjustments to recorded asset balances.

We periodically evaluate acquired intangible assets for indications of potential impairment. In assessing the recoverability of the goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges against these assets. Future events could cause us to conclude that indications of impairment exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations. Our goodwill and other intangible assets are evaluated for impairment annually in our fiscal fourth quarter or earlier if events indicate that value may be impaired. Such evaluation includes comparing the fair value of a reporting unit with its carrying value and analyzing expected future discounted cash flows at the reporting unit level. The reporting unit level for our goodwill and the majority of our other intangible assets is the futures business segment, which relates to the operations of our subsidiary, ICE Futures. This analysis has not resulted in impairment through March 2006.

As of March 31, 2006, we had net goodwill of $74.9 million and net other intangible assets of $1.8 million relating to our acquisition of ICE Futures (formerly known as the International Petroleum Exchange) in 2001 and our purchase of trademarks and internet domain names from various third parties in 2003. SFAS No. 142, Goodwill and Other Intangible Assets, requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles with indefinite lives. Under the provisions of SFAS No. 142, we no longer amortize goodwill or other intangible assets with indefinite useful lives. We recognize specifically identifiable intangibles when a specific right or contract is acquired. These intangibles are amortized on a straight-line basis over the lesser of their contractual and estimated useful lives, which are estimated to be five years.

The goodwill and other intangible assets balances have increased since our acquisition of ICE Futures due to translation adjustments. Under SFAS No. 52, Foreign Currency Translation, following a business combination, the amounts allocated as of the acquisition date to the assets acquired and liabilities assumed, including goodwill and other intangible assets, should be translated as if the purchase adjustments were recorded directly on the books of the foreign subsidiary. The appreciation of pounds sterling relative to the U.S. dollar in 2004 and 2003 has increased our goodwill and other intangibles with a corresponding increase primarily to accumulated other comprehensive income. The decrease in pounds sterling relative to the U.S. dollar in 2005 has decreased our goodwill and other intangibles with a corresponding decrease primarily to accumulated other comprehensive income. The translation adjustments have also resulted in additional amortization expenses being recognized on the increase in the definite-lived other intangible assets since 2001.

Capitalized Software Development Costs

We capitalize costs related to the development of software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred during the preliminary project work stage or conceptual stage, such as determining the performance requirements, system requirements and data conversion, are expensed as incurred. Costs incurred in the application development phase, such as coding, testing for new software and upgrades that result in additional functionality, are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed three years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Costs incurred during the post-implementation/operation stage, including training costs and maintenance costs, are expensed as incurred. We capitalized internally developed software costs of $1.5 million and $1.4 million for the three months ended March 31, 2006 and 2005, respectively, and $5.1 million, $4.8 million and $5.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Determining whether particular costs incurred are more properly attributable to the preliminary or conceptual stage, and thus expensed, or to the application development phase, and thus capitalized and amortized, depends on subjective judgments about the nature of the development work, and our judgments in this regard may differ from those made by other companies. General and administrative costs related to developing or obtaining such software are expensed as incurred.

We review our capitalized software development costs and our other long-lived assets for impairment at each balance sheet date and whenever events or changes in circumstances indicate that the carrying amount of our long-lived assets should be assessed. We also write down our property and equipment, including computers, network equipment, and software, for estimated obsolescence. Our judgments about impairment are based in part on subjective assessments of the usefulness of the relevant software and may differ from comparable assessments made by others. We have not recorded any impairment charges since our formation. To analyze recoverability, we estimate undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. We believe that our capitalized software development costs and our other long-lived assets are appropriately valued in our consolidated financial statements and related notes included elsewhere in this prospectus.

Foreign Currency

We currently generate a significant portion of our revenues and net income and corresponding accounts receivable and cash through sales denominated in pounds sterling. As of March 31, 2006 and December 31, 2005, $44.1 million and $35.9 million, respectively, of our cash and cash equivalents, short-term and long-term investments, and restricted cash, $7.0 million and $5.1 million, respectively, of our accounts receivable, $76.4 million and $75.8 million, respectively, of our goodwill and other intangible assets and $124.0 million and $113.1 million, respectively, of our total net assets were denominated in pounds sterling. The foreign currency gains and losses on these pounds sterling net assets are currently significant to us, and we have determined that foreign currency derivative products are required at times to hedge our exposure. If there were a significant decline in the pounds sterling exchange rate, our net assets would be less than the current reported amount. A decline in the exchange rate of pounds sterling to the U.S. dollar of 10% from the rate as of March 31, 2006 would result in a translation loss of $11.0 million that would be recorded as a foreign currency translation adjustment as a component of other comprehensive income.

The functional currency of our U.K. subsidiaries is pounds sterling. We translate these assets and liabilities into U.S. dollars using period-end exchange rates, and income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders’ equity. As of March 31, 2006 and December 31, 2005 and 2004, the accumulated other comprehensive income translation was $22.7 million, $21.3 million and $37.0 million, respectively. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables or cash accounts of our foreign subsidiaries held in U.S. dollars, are included in other income (expense) in the consolidated statements of income and resulted in net foreign currency transaction gains (losses) of $1,000 and $539,000 for the three months ended March 31, 2006 and 2005, respectively, and $1.5 million, ($1.4 million) and ($644,000) for the years ended December 31, 2005, 2004 and 2003, respectively.

During 2004 and 2003, we entered into hedging transactions to help mitigate our foreign exchange exposure. During 2004 and 2003, we entered into forward exchange contracts as hedges to protect the net investment in our foreign subsidiaries. As a matter of policy, our derivative positions are used to reduce risk by hedging an underlying economic exposure. Because of the high negative correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments are generally offset by reciprocal changes in the value of the underlying exposure. Our currency derivatives are generally straightforward over-the-counter instruments with liquid markets. We do not hold or issue any derivative financial instruments for trading purposes. In accordance with SFAS No. 133, we are required to recognize all derivative financial instruments as either assets or liabilities in our consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which have been designated as a hedge of a net investment in foreign operations, are reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments are immediately recognized in earnings. As of March 31, 2006 and December 31, 2005 and 2004, the portion of our shareholders’ equity attributable to accumulated other comprehensive income from hedging derivatives account balance was a net loss of $2.5 million.

When entered into, we formally designate and document the derivative financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. We formally assess, both at inception and at least quarterly thereafter, whether the derivative financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instruments and the underlying exposure being hedged, fluctuations in the value of the derivative financial instruments are offset by changes in the fair value or cash flows of the underlying exposures being hedged.

The counterparties with whom we trade foreign exchange contracts are major U.S. and international financial institutions, including one that is a related party. We continually monitor our position with and the credit quality of the financial institutions and do not expect nonperformance by any of the counterparties.

INDUSTRY OVERVIEW

Introduction

The markets for energy commodities trading include trading in both physical commodities contracts and derivative instruments — instruments that derive their value from an underlying energy commodity or index — across a wide variety of commodities, including crude oil, natural gas, electricity or power, coal, chemicals, weather and emissions. Derivative instruments provide a means for hedging price risk, asset allocation, speculation or arbitrage. Contracts for physical commodities allow counterparties to contract for the delivery of the underlying physical asset.

Energy Commodities

Energy as a commodity class comprises a broad spectrum of commodity types, including crude oil and refined products, natural gas, electric power and other niche markets. Crude oil is one of the world’s most widely-used commodities, and as such is also one of the most widely-traded commodities. Crude oil refers to petroleum in its raw form, as it comes out of the earth. There are several different types or grades of crude oil traded in the market, each of which is named to reflect the oil field from which it is extracted. For example, Brent crude oil, a light, sweet grade of crude is named for the Brent Oil Field in the North Sea, off the coast of Britain. Crude oil, including Brent and WTI crude oil, is only useful after refining, which produces numerous oil-based component products, including petroleum gas, gasoline, naphtha, kerosene, gas oil, heavy gas oil, lubricating oils and residuals, among others. The breadth of these refined oil products is illustrated in the diagram below.

Natural gas, another widely-used and widely-traded energy commodity, is a naturally occurring combustible mixture of hydrocarbon gases that is extracted from the earth. Natural gas is used extensively on a commercial basis in the production of chemicals and the generation of electric power. Residential use of natural gas is on the rise given its availability and price relative to heating oil and electric power. While natural gas is comprised primarily of methane, it can also include ethane, propane, butane and pentane. Natural gas is found in reservoirs underneath the earth, and its presence is commonly associated with crude oil deposits. Once brought from underground, natural gas is refined to remove impurities such as water and sand, as well as other gases and compounds. After refining, natural gas is transported through a network of pipelines, thousands of miles of which exist in the United States and other developed countries, to delivery points, or “hubs.”

Power can be generated through a number of means, including the burning of refined crude oil products and natural gas, or through renewable means such as hydro-electric generation or wind. In contrast to natural gas and crude oil, power is a man-made “end” commodity that cannot be stored — it must be used as it is produced — and therefore is transported via a network of transmission lines only within the regions in which it is generated.

Natural gas and power contracts are traded based, in part, upon the location to which they are delivered. In North America, there are nearly 100 natural gas hubs (including the benchmark Henry Hub located in Louisiana), and approximately 15 power hubs. Market participants can trade contracts for natural gas or power based on any of these hubs, whose prices are determined by transportation costs and supply and demand at each hub. An example of a leading regional power contract is the PJM financial power contract, which is based on power generated in the Pennsylvania, New Jersey and Maryland region. Further, natural gas market participants often enter into basis swaps that hedge the difference in cost between delivery to the benchmark Henry Hub and another hub that may be closer to the participants’ preferred point of delivery. The diagrams below illustrate the locations of some of the major North American natural gas and power hubs.

Major North American Natural Gas Hubs

Major North American Power Hubs

Source: Energy Information Administration; Intelligence Press Inc.

Derivative and Physical Commodities Contracts

In addition to being characterized by an underlying commodity or component asset, derivative contracts are further characterized by physical delivery or financial settlement, as well as the term of the contract. The contracts with the greatest liquidity are those that have settlement or expiry dates within the following one or two months, called the prompt or front months. Contracts that have settlement dates one year out or longer, referred to as the back months, tend to be less actively traded.

Participants in the markets for energy commodities trading include industrial firms that produce or use energy products and financial institutions, among others. These market participants pursue a range of trading strategies for a variety of reasons, including:

•	Risk Management: Firms that produce or consume commodities may use physical or derivative contracts to hedge their exposure to future price movements.

•	Asset Allocation: Derivative contracts allow market participants to gain market exposure to the returns or diversification offered by a particular commodity or group of commodities without investing in the underlying physical asset.

•	Speculation: Market participants that have a specific view on the direction of commodity prices may buy or sell derivative contracts in anticipation of benefiting from a commodity’s directional price movement, whether rising or falling.

•	Arbitrage: Market participants may buy or sell derivative contracts in an attempt to profit from perceived value differences among related commodities, or correlated asset classes, or between the derivatives and physical markets.

•	Physical delivery: Firms that consume or are under contractual obligations to deliver or purchase energy commodities in physical form, such as a natural gas distribution company, may enter into a contract that will give them the right to receive or sell a specified quantity of the underlying commodity at a specified time and location in the future.

There are two types of market structures within the energy commodities trading sector — the futures market and the OTC market. These market structures are distinguished by their unique regulatory, participatory, reporting and operational requirements.

The Futures Market

The Futures Industry Association tracks more than 50 government-regulated futures exchanges located in 31 countries, including nine exchanges located in the United States. Until the early 1970s, futures markets were restricted to traditional, physical commodities (e.g., wheat, copper, sugar). Since that time, futures markets have expanded to incorporate additional market sectors, including: currencies, interest rate instruments and stock indices. Futures exchanges that trade energy commodities include, among others, NYMEX (which principally trades in futures on energy and precious metals) and The Tokyo Commodity Exchange (which principally trades futures on gold, silver, platinum, crude oil, gasoline, kerosene and rubber) and, to a lesser extent, the Chicago Mercantile Exchange (which principally trades futures on interest rates, stock indices, foreign currencies and agricultural commodities) and the Chicago Board of Trade (which principally trades futures on financial instruments, agricultural commodities, precious metals and equity indices). In addition to offering trading of standardized contracts, futures exchanges provide access to a centralized clearing system. Commodity futures exchanges are regulated in the United States by the CFTC and are required to publish certain information, such as contract settlement prices and participant information. Commodity futures exchanges are regulated in the United Kingdom by the Financial Services Authority.

A futures exchange typically operates as an auction market, where trading is conducted either on an electronic platform or on an open-outcry trading floor. In an auction market, prices are established publicly either on a screen or on the floor by participants posting bids, or buying indications, and offers, or indications to sell. A futures exchange offers trading of standardized contracts and provides access to a centralized clearing system. Commodity futures exchanges are regulated in the United States by the CFTC and are required to publish certain information, such as contract settlement prices and participant information. Commodity futures exchanges are regulated in the United Kingdom by the Financial Services Authority. In a typical futures market, participants can trade two types of instruments:

•	Futures: A future is the most common exchange-traded commodity contract. It is a standardized contract to buy or sell a specified quantity of an underlying asset during a particular month (an exact delivery date or a range of dates will be specified). Contract sizes are standardized and differ by commodity. For example, the ICE Futures Brent Crude futures contract has a contract quantity of 1,000 net barrels, or 42,000 U.S. gallons. The price of the futures contract is determined through the auction process on the exchange. Futures contracts are settled through either physical delivery or cash settlement, depending on the contract specification.

•	Options: An option is a contract that conveys to the buyer the right, but not the obligation, to call (buy) or put (sell) an underlying futures contract at a price determined at the time of the execution of the option.

Historically, trading in futures contracts took place exclusively through face-to-face interaction on a physical trading floor by members of an exchange, also known as a “pit”, through an auction process known as “open-outcry.” In an open-outcry market, the matching of buyers and sellers is achieved by traders in the pit locating other traders in the pit who have an opposite trading interest. As the name implies, traders “cry out” their bids and offers, often in combination with a system of hand signals, with the objective of finding a counterparty with whom to trade.

All futures contracts and options on futures contracts are cleared through a central clearinghouse. Clearing is the procedure by which each futures and options contract traded on an exchange is novated, or replaced, with a contract with the clearinghouse. In this process, the clearinghouse is interposed between the trading parties and becomes the buyer to each member firm that is a seller, and the seller to each member firm that is a buyer. By interposing itself between the member firm parties of every trade, the clearinghouse guarantees each member firm party’s performance, and eliminates the need to evaluate counterparty credit risk. Futures commission merchants function, in turn, as intermediaries between market participants and a clearinghouse. From the participant’s perspective, the futures commission merchant is the counterparty to a cleared trade, as the contract is cleared by the clearinghouse in the name of the futures commission merchant. From the clearinghouse’s perspective, the futures commission merchant is the counterparty to the trade. In effect, the clearinghouse takes on the counterparty credit risk of the futures commission merchant, and the futures commission merchant assumes the credit risk of each counterparty, which is partially offset by capital held by the futures commission merchant with respect to each counterparty.

The OTC Market

Over-the-counter, or OTC, is a term used to describe trading activity that does not take place on a regulated exchange. In this market, commercial market participants have historically entered into negotiated, bilateral contracts, although in recent years participants have begun to take advantage of cleared OTC contracts that, like futures contracts, are standardized and cleared through a central clearinghouse.

In contrast to the limited range of futures contracts available for trading on regulated exchanges, participants in the OTC markets have the ability to trade an unlimited number of customized contracts, which may specify contract terms, such as the underlying commodity, delivery date and location, term and contract size. Furthermore, while exchanges typically limit their hours of operation and restrict direct trading access to a limited number of exchange members, OTC markets operate virtually around the clock and do not impose membership requirements.

Financially-settled OTC contracts are classified as derivatives — meaning that the contract is settled through cash payments based on the value of the underlying commodity, rather than through physical delivery of the commodity. Physical contracts provide for settlement through physical delivery of the underlying commodity. Physical contracts may be entered into for either immediate delivery of a commodity, in the cash or “spot” market, or for delivery of a commodity at a specified time in the future, in the “forward” market. Forward contract prices are generally based on the spot market prices of the underlying commodity, since long-term contracts evolve into short-term contracts over time.

Several types of contracts are typically traded in the OTC market:

•	Forwards and Swaps: A forward contract is an agreement between two parties to deliver a specified quantity of an underlying asset, on a specified date, and at a specified location. Unlike futures contracts discussed above, forward contracts are not standardized, but can be negotiated on an individual basis between counterparties. Swaps generally are contracts between the holders of two different assets with differing risk and performance profiles in which the risk or performance characteristics are exchanged. Swaps may be settled against the future price of a single commodity or against an index of commodity prices.

•	Differentials and Spreads: Differentials, or basis swaps, are contracts that allow counterparties to “swap” delivery (or the financial equivalent of delivery) of a commodity between two different delivery points. For example, trading parties may enter into a basis swap for natural gas by swapping delivery of natural gas at the benchmark Henry Hub for delivery at any hub in North America. This type of contract allows market participants to hedge or speculate on forward natural gas prices in various markets. The price of a basis swap contract is based on the cost differential between delivery at each hub. Spreads are the simultaneous purchase and sale of forward contracts for different months, different commodities or different grades of the same commodity.

•	Options: Options are contracts that convey to the buyer the right, but not the obligation, to require the seller to make or take delivery of a stated quantity of a specified commodity at a specified price. Options may also be cash settled, based on the difference between the market price of the underlying commodity and the price of the commodity specified in the option.

Because bilateral OTC contracts are entered into and settled on a principal-to-principal basis, each party is exposed to counterparty credit risk. Therefore, traditionally, OTC market participants have relied heavily on their internal risk management systems to monitor and mitigate counterparty credit and performance risk. In recent years, a growing number of markets, including ours, have begun to offer clearing for some of the more commonly traded OTC contracts to address the risks associated with entering into bilateral agreements. Participants who choose to trade cleared OTC products must have an account with a futures commission merchant.

A key structural difference between futures and cleared OTC forward markets on the one hand and equity markets on the other hand is the need for a trader in the futures or OTC forward markets to close out a long or short position through the same exchange on which the original position was established. This has the benefit of retaining the open interest at that exchange. In contrast, traders in equity markets can execute any trade on any exchange with quality and cost of execution being the only considerations.

Industry Trends

We believe that the increasing interest in energy derivatives trading is being driven primarily by the following key factors:

•	Growth in Electronic Trading: Innovations in technology have increased the speed of communications and the availability of information, which have enabled market participants to access and participate in the commodities markets more easily and quickly and less expensively. During the last decade, the use of electronic trading has become increasingly prevalent, and offers a number of advantages relative to floor-based trading.

•	Lower Barriers to Entry for Market Participants: The barriers to entry for trading in energy derivatives have traditionally been significant, which has limited the ability of many traders to participate in this market. In recent years, a considerable erosion of these barriers has occurred largely due to the availability of electronic trading. In addition to electronic trading, other changes in market structure contributing to lower barriers to entry include declining exchange membership fees, use of independent software vendors, and the introduction of cleared OTC contracts.

•	Increasing Adoption of Energy Commodities as an Investable Asset Class: Investors’ interest in energy commodities as an asset class has experienced significant growth in recent years. A number of attributes inherent to energy commodities have contributed to this growth including higher volatility, geopolitical risk, low/negative correlation with other asset classes, asset diversification and attractive investment returns.

•	New Market Participants: Recent growth in energy derivatives trading has been driven in part by increased participation in energy markets by financial institutions, hedge funds, proprietary trading firms and institutional investors.

BUSINESS

General

We operate the leading electronic global futures and over-the-counter, or OTC, marketplace for trading a broad array of energy products. Currently, we are the only marketplace to offer an integrated electronic platform for side-by-side trading of energy products in both futures and OTC markets. Through our electronic trading platform, our marketplace brings together buyers and sellers of derivative and physical energy commodities contracts. Our electronic platform increases the accessibility and transparency of the energy commodities markets and enhances the speed and quality of trade execution. The open architecture of our business model — meaning our ability to offer centralized access to trading in regulated futures markets and in OTC contracts on a cleared or bilateral basis through multiple interfaces — allows our participants to optimize their trading operations and strategies. We conduct our OTC business directly, and our futures business through our wholly-owned subsidiary, ICE Futures. ICE Futures is the largest energy futures exchange outside of North America, as measured by 2005 traded contract volumes. We also offer a variety of market data services for both futures and OTC markets through ICE Data, our market data subsidiary.

For the three months ended March 31, 2006, 36.6 million contracts were traded in our combined futures and OTC markets, up 86.9% from 19.6 million contracts traded for the three months ended March 31, 2005. During the three months ended March 31, 2006, 16.7 million contracts were traded in our futures markets and 20.0 million contracts were traded in our OTC markets, up 90.6% from 8.7 million futures contracts traded during the three months ended March 31, 2005 and up 83.9% from 10.9 million OTC contracts traded during the three months ended March 31, 2005. For the year ended December 31, 2005, 104.1 million contracts were traded in our combined futures and OTC markets, up 56.5% from 66.5 million contracts traded for the year ended December 31, 2004. Our revenues consist of transaction fees, market data fees and other revenues. On a consolidated basis, for the three months ended March 31, 2006, we generated $50.3 million in revenues (representing a 58.0% increase compared to $31.8 million for the three months ended March 31, 2005) and $19.7 million in net income (representing a 121.7% increase compared to $8.9 million for the three months ended March 31, 2005). On a consolidated basis, we generated $155.9 million in revenues for the year ended December 31, 2005 (representing a 43.8% increase compared to $108.4 million for the year ended December 31, 2004) and $40.4 million in net income for the year ended December 31, 2005 (representing a 84.1% increase compared to $21.9 million for the year ended December 31, 2004). The financial results for the year ended December 31, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to a payment made to EBS Dealing Resources, Inc., or EBS, to settle litigation.

Our History

Our company was formed in May 2000 with the goal of developing a platform to provide a more transparent and efficient market structure for OTC energy commodities trading. Our predecessor company, Continental Power Exchange, Inc., which was wholly owned by Jeffrey C. Sprecher, our chairman and chief executive officer, contributed to us all of its assets in May 2000, which consisted principally of electronic trading technology, and its liabilities, in return for a minority equity interest in our company. In June 2001, we expanded our business into futures trading by acquiring ICE Futures Holdings Plc (formerly known as IPE Holdings Plc), the owner of ICE Futures (formerly known as the International Petroleum Exchange), which, at the time, was operated predominantly as a floor-based, open-outcry exchange. The International Petroleum Exchange had been seeking to expand its electronic trading capabilities since the late 1990s following the emergence of the industry trend toward electronic trade execution. At the time, we were seeking to expand our product offerings and to gain access to clearing and settlement services. Based on the complementary nature of our businesses, we acquired the International Petroleum Exchange to develop a leading platform for energy commodities trading that would offer liquidity in both the futures and OTC markets. The International Petroleum Exchange, as a regulated futures exchange, had both established liquidity and an established brand in global energy markets. Prior to our acquisition of the International Petroleum Exchange, we offered trading only in OTC markets. The International Petroleum Exchange was formed in 1980 by a group of energy and futures companies. The Brent crude futures contract, its benchmark contract, was launched in 1988. ICE Futures is based in London, England. Approximately one-third of our employees, including regulatory, compliance, sales and marketing staff, are located in the United Kingdom, along with significant technology infrastructure relating to the operation of our electronic markets.

Our Business

Our marketplace is globally accessible, promotes price transparency and offers participants the opportunity to trade a variety of energy products. Our key products include contracts based on crude or refined oil, natural gas and power. Our derivative and physical products provide participants with a means for managing risks associated with changes in the prices of these commodities, asset allocation, ensuring physical delivery of select commodity products, speculation and arbitrage. The majority of our trading volume is financially, or cash, settled, meaning that settlement is made through cash payments based on the value of the underlying commodity, rather than through physical delivery of the commodity itself.

We operate our business in three distinct markets: futures markets, OTC markets and market data markets. We operate our futures markets through our regulated subsidiary, ICE Futures, a Recognized Investment Exchange based in London, which has gained recognition from the Financial Services Authority, the regulatory authority that governs, among other things, commodities futures exchanges in the United Kingdom, in accordance with the terms of the Financial Services and Markets Act of 2000. Futures markets offer trading in standardized derivative contracts and OTC markets offer trading in over-the-counter, or off-exchange, derivative contracts, including contracts that provide for the physical delivery of an underlying commodity and contracts that provide for financial settlement based on the prices of underlying commodities. All futures and cleared OTC contracts are cleared through a central clearinghouse. We offer OTC contracts that can be traded on a bilateral basis and certain OTC contracts that can be traded on a cleared basis. Bilateral contracts are settled between counterparties, while cleared contracts are novated to a clearinghouse, where they are marked to market and margined daily before final settlement at expiration. We do not take proprietary trading positions in derivatives contracts on commodities and other financial instruments in our markets. We also offer a variety of market data services for both futures and OTC markets through ICE Data, our market data subsidiary.

We operate our futures and OTC markets exclusively on our electronic platform. We believe that electronic trading offers substantial benefits to our market participants. In contrast to alternate means of trade execution, such as telephones and trading floors, market participants executing trades electronically on our platform are able to achieve price improvement and cost efficiencies through greater transparency and firm posted prices, reduce trading errors and eliminate the need for market intermediaries. In addition to trade execution, our electronic platform offers a comprehensive suite of trading-related services, including electronic trade confirmation, access to clearing services and risk management functionality. Our trading-related services are designed to support the trading operations of our participants. Through our electronic platform, we facilitate straight-through processing of trades, with the goal of providing seamless integration of front-, back- and mid-office trading activities.

The following diagram illustrates the range of services we are able to offer through our electronic platform:

Futures Business

ICE Futures operates as a Recognized Investment Exchange in the United Kingdom, where it is regulated by the Financial Services Authority. ICE Futures was founded in 1980 as a traditional open-outcry auction market by a group of leading energy and trading companies. Trades in our futures markets may only be executed in the name of exchange members for the members’ own account or their clients’ account. Our members and their customers include many of the world’s largest energy companies and leading financial institutions.

In our futures markets, we offer trading in the ICE Brent Crude futures contract, a benchmark contract relied upon by certain large oil producing nations to price their oil production. Brent crude is sourced from the North Sea. In February 2006, we introduced a West Texas Intermediate, or WTI futures contract, which is a benchmark crude oil based on delivery in Cushing, Oklahoma in the United States. The ICE Gas Oil futures contract is a leading benchmark for the pricing of a range of traded refined oil products outside the United States. We believe that market participants are increasingly relying on the ICE Brent Crude contract for their hedging and risk management activities, as evidenced by steady increases in traded volumes over the past several years. In addition, the use of a broad range of energy contracts as risk mitigation tools and financial investment instruments have increased participation in our energy markets. We earn fees from both parties to each futures contract (or option on a futures contract) traded in our markets, based on the number of contracts traded.

OTC Business

In our OTC business, we operate OTC markets through our globally accessible electronic platform. We offer trading in thousands of OTC contracts, which cover a broad range of energy products and contract types. These products include derivative contracts as well as contracts that provide for physical delivery of the underlying commodity, in each case principally relating to natural gas, power and oil. We are able to offer a wide selection of derivative contracts in our OTC markets due to the availability of various combinations of commodities, product types, “hub” locations and term or settlement dates for a given contract. Our participants, representing many of the world’s largest energy companies, leading financial institutions and proprietary trading firms, as well as natural gas distribution companies and utilities, rely on our platform. As of March 31, 2006, we had thousands of active screens at over 1,000 OTC participant firms, and on a typical trading day, over 5,000 individual screen users connect to our platform.

In order to provide participants with access to centralized clearing and settlement, we introduced the industry’s first North American cleared natural gas and oil OTC products in March 2002, and introduced our first cleared OTC power contracts in November 2003. Our most liquid OTC markets include contracts that can be traded bilaterally or cleared. In February 2006, we announced plans to introduce more than 50 additional cleared contracts on our OTC markets in 2006, and to date we have launched over 40 of these planned cleared contracts. We have also launched two new cash-settled futures products, the ICE New York Harbor Unleaded Gasoline Blendstock, or RBOB, futures contract and the ICE New York Harbor Heating Oil futures contract. During the year ended December 31, 2005, 62.0 million contracts were traded on our OTC markets with an aggregate notional value of $1.6 trillion, of which 47.4 million contracts were cleared, representing $1.2 trillion in aggregate notional value.

Revenues in our OTC business are generated primarily through commission fees earned for trades executed on our platform and for the provision of electronic trade confirmation services. While we charge a monthly minimum commission fee for access to our platform, we derive a substantial portion of our OTC revenues from commission fees paid for trade execution in excess of the monthly minimum volume requirements. Our OTC commission rates vary by product and contract, and we charge a fixed commission rate based on the volume of commodity underlying the contract traded. Commission fees are payable by both parties to a contract and, for bilateral trades, are due generally within 30 days of the invoice date. For cleared OTC contracts, LCH.Clearnet collects our commission fees as they are incurred and pays these fees to us in full on a monthly basis. We do not risk our own capital in transactions or extend credit to market participants.

Market Data Business

ICE Data was established in 2002 to meet the growing demand for objective, transparent and verifiable energy market data. ICE Data compiles and repackages trading data derived from trade activity on our platform into information products that are sold to a wide customer base extending beyond our core trading community.

Our information services cover both the futures and OTC markets and include publication of daily indices, access to historical pricing data, view only access to the platform, end of day settlements and pricing data sets as well as a service that involves the validation of participants’ own mark valuations.

With respect to the futures markets, our primary market data revenue streams are derived from the redistribution of real-time and historic futures prices through over 40 data vendors. These vendors in turn distribute this information to end users either directly or through sub-vendors to tens of thousands of subscriber terminals. These vendors and sub-vendors include Bloomberg, CQG, Interactive Data Corporation and Reuters. In addition to the use of redistributors, ICE Data also sells our real-time price data direct to end subscribers in a view-only version of WebICE and through our EnergyLive service. WebICE is a web-based desktop service that allows subscribers to view every bid, offer and trade as well as depth of market across all of the North American power and gas commodity markets traded on our platform. EnergyLive provides technical analysis and news coverage from Dow Jones news. Since our shift to becoming an exclusively electronic exchange in April 2005, our pricing data is increasingly differentiated to those of floor based exchanges in that we are able to offer market depth data to subscribers via our WebICE platform.

In contrast, we sell OTC market data directly to end users without the use of redistributors. We believe that our data is precise, comprehensive and unbiased due to the automated manner in which our electronic platform gathers the data from actual transactions. Our gas and power indices are based solely upon auditable transaction data derived from data on actual OTC trades executed in our markets. Therefore, this information is not affected by subjective estimation or selective polling. We believe that market participants value the depth and precision and transparency of our market data and that this value is likely to increase if our liquidity continues to grow. We continue to evaluate opportunities to realize the value of this raw data.

Our Competitive Strengths

We have established ourselves as the leading electronic marketplace for combined global futures and OTC energy commodities trading by leveraging a number of key strengths, including:

•	highly liquid global markets and benchmark contracts;

•	leading electronic energy trading platform;

•	integrated access to futures and OTC markets;

•	highly scalable, proven technology infrastructure;

•	transparency and independence; and

•	strong value proposition.

Highly Liquid Global Markets and Benchmark Contracts

We offer liquid markets in a number of the most actively traded global energy commodities products. We operate the leading market for trading in Brent crude futures, as measured by the volume of contracts traded in 2005. The ICE Brent Crude futures contract that is listed by ICE Futures is a leading benchmark for pricing light, sweet crude oil produced and consumed outside of the United States. Similarly, the ICE Gas Oil futures contract is a leading benchmark for the pricing of a range of refined oil products outside the United States. We also operate the leading market for trading in cleared OTC Henry Hub natural gas contracts, with 13.9 million contracts traded for the three months ended March 31, 2006 and 42.8 million contracts traded for the year ended December 31, 2005, compared to 3.6 million and 10.4 million cleared OTC Henry Hub natural gas contracts traded by our nearest competitor during the same periods. The Henry Hub natural gas market is the most liquid natural gas market in North America. We believe that our introduction of cleared OTC products has enabled us to attract significant liquidity in the OTC markets we operate.

The following table shows the number and notional value of commodities futures contracts traded in our futures markets. The notional value of contracts represents the aggregate value of the underlying commodities covered by the contracts.

	Three Months Ended March 31,				Year Ended December 31,
	2006		2005		2005		2004
	Number of	Notional	Number of	Notional	Number of	Notional	Number of	Notional
	Contracts	Value	Contracts	Value	Contracts	Value	Contracts	Value
	(In thousands)	(In billions)	(In thousands)	(In billions)	(In thousands)	(In billions)	(In thousands)	(In billions)

ICE Brent Crude futures	10,174	644.9	6,162	293.7	30,412	$1,712.5	25,458	$955.3
ICE Gas Oil futures	3,937	216.9	2,427	103.2	10,972	569.1	9,356	318.4
ICE WTI Crude futures	2,316	146.7	—	—	—	—	—	—
ICE Natural Gas futures	124	13.1	128	7.8	444	37.7	649	33.7

	Three Months Ended March 31,				Year Ended December 31,
	2006		2005		2005		2004
	Number of	Notional	Number of	Notional	Number of	Notional	Number of	Notional
	Contracts	Value	Contracts	Value	Contracts	Value	Contracts	Value
	(In thousands)	(In billions)	(In thousands)	(In billions)	(In thousands)	(In billions)	(In thousands)	(In billions)

North American natural gas	17,964	363.0	9,535	154.3	55,524	$1,300.4	25,574	$388.2
North American power	1,086	50.4	620	24.6	3,145	165.1	1,683	62.5
Global oil	920	33.5	704	13.9	3,320	101.6	3,580	62.3

Leading Electronic Energy Trading Platform

Our leading electronic trading platform provides centralized and direct access to trade execution for a variety of energy products. We operate our futures and OTC markets exclusively on our electronic platform. Our electronic platform has enabled us to attract significant liquidity from traditional market participants as well as new market entrants seeking the efficiencies and ease of execution offered by electronic trading. We have developed a significant global presence with thousands of active screens at over 1,000 OTC participant firms and over 450 futures participant firms as of March 31, 2006.

Integrated Access to Futures and OTC Markets

We attribute the growth in our business in part to our ability to offer qualified market participants integrated access to futures and OTC markets. Our integrated and electronic business model allows us to respond rapidly to our participants’ needs, changing market conditions and evolving trends in the markets for energy commodities trading by introducing new products, functionality and increased access for energy market participants. We believe that our demonstrated ability to develop and launch new products for both the futures and OTC markets provides us with several competitive advantages, including:

•	Multi-Product Trading: We operate a globally accessible platform that offers qualified market participants a seamless interface between trading in futures products, options on those futures and a broad range of OTC products. By offering trading in multiple markets and products we provide our participants with maximum flexibility to implement their trading and risk management strategies.

•	Multiple Access Options: Our participants access our marketplace through a variety of means, including through our electronic trading platform, proprietary front-end systems, independent software vendors and brokerage firms. Independent software vendors allow market participants to access multiple exchanges through a single interface, which is integrated with the participants’ risk management systems.

•	Cleared and Bilateral OTC Trading: In March 2002, we were the first marketplace in North America to introduce cleared OTC energy contracts. We believe that the introduction of cleared energy contracts in the OTC markets we operate has attracted new participants to our OTC markets by reducing bilateral credit risk and by improving capital efficiency. Today, our participants can trade bilateral and cleared contracts side-by-side on our platform.

Highly Scalable, Proven Technology Infrastructure

Our electronic trading platform provides rapid trade execution and is, we believe, one of the world’s most flexible, efficient and secure systems for commodities trading. We have designed our platform to be highly scalable — meaning that we can expand capacity and add new products and functionality efficiently at relatively low cost and without disruption to our markets. Our platform can also be adapted and leveraged for use in other markets, as demonstrated by the decision of the Chicago Climate Exchange to operate its emissions-trading market on our platform. We believe that our commitment to investing in technology to enhance our platform will continue to contribute to the growth and development of our business.

Transparency and Independence

We offer market participants price transparency, meaning a complete view of the depth and liquidity of our markets and transactional data, through our electronic platform. This is in contrast to the lack of transparency of traditional open-outcry exchanges and voice-brokered markets. All orders placed on our platform are executed in the order in which they are received, ensuring that all participants have equal execution priority. In addition, our transparent electronic markets facilitate regulation through increased market visibility and our systems generate and maintain complete and confidential records of all transactions executed in our markets.

Our board of directors is structured to be independent from our participants and trading activity on our electronic platform, which allows our board to act impartially in making decisions affecting trading activity. In contrast, many of our competitors are governed by their members or other market participants. We believe that our governance structure promotes shareholder value and the operation of fair and efficient markets. We also believe that it provides us with greater flexibility to introduce new products and services, and to evaluate and pursue growth opportunities while ensuring impartial treatment for our participants. In addition, we do not participate as a principal in any trading activities, which allows us to avoid potential conflicts of interest that could arise from engaging in trading activities while operating our marketplace.

Strong Value Proposition

We believe that, by using our electronic platform, market participants benefit from price transparency and can achieve price improvement over alternate means of trading. Electronic trade execution offers time and cost efficiencies by providing firm posted prices and reducing trade-processing errors and back office overhead, and allows us to accelerate the introduction of new products on our platform. The combination of electronic trade execution and integrated trading and market data services facilitates automation by our participants of all phases of trade execution and processing from front-office to back-office, and ranging from trading and risk management to trade settlement. In addition, in our futures business, eligible participants who become members may trade directly in our markets by paying a maximum annual membership fee of approximately $11,000 per year. In contrast, on NYMEX, which is our principal competitor, participants are required to purchase a “seat” on the exchange before they are eligible to trade directly on or gain membership in the exchange, the cost of which is substantial (approximately $1.2 million based on a June 6, 2006 NYMEX seat sale price). While a “seat” conveys a right of ownership and other benefits to its member, it poses a significant barrier to gaining direct access to certain futures exchange markets that are owned by members.

Our Growth Strategy

We seek to advance our leadership position by focusing our efforts on the following key strategies for growth:

Attract New Market Participants

In recent years, our participant base has expanded and diversified due to the emergence of new participants in the energy commodities markets. These new participants range from producers and consumers of commodities to financial services companies, such as investment banks, hedge funds, proprietary trading firms and asset managers that are increasingly seeking hedging, trading and risk management strategies within the energy sector. Many of these participants have been attracted to the energy markets in part due to the availability of electronic trading. We intend to continue to expand our participant base by targeting these and other new market participants and by offering electronic trade execution and processing capabilities that meet the risk management requirements of a broad range of market participants.

Increase Connectivity to Our Marketplace

Our participants may access our electronic platform for trading in our futures markets through our own Internet-based front-end or through the front-end systems developed by any of 12 independent software vendors. These represent a substantial portion of the independent software vendors that serve the commodities futures markets. Furthermore, participants in our futures markets can access our platform directly through their own proprietary interfaces or through a number of member brokerage firms. Qualified participants may access our OTC markets through our Internet-based front-end or, in the case of some of our most liquid markets, through a recognized independent software vendor. We intend to extend our initiatives in this area by continuing to establish multiple points of access with our existing and prospective market participants.

Expand Our Market Data Business

We will continue to leverage the value of the market data derived from our trade execution, clearing and confirmation system by developing enhancements to our existing information services and creating new market data products. We also publish daily transaction-based indices for the North American spot natural gas and power markets based on data collected from trading activity on our platform. In addition, we sell real-time and historical futures quotes and other futures market data through over 40 data vendors that distribute this information, directly and through various sub-vendors, to tens of thousands of subscribers around the world. We believe that the database of information generated by our platform serves as the single largest repository of energy market data. As a result of the breadth of our global data offerings, we believe that we are well positioned to meet the growing demand for increased availability of energy market data.

Develop New Trading Products and Services

We continually develop and launch new products designed to meet market demand and the needs of our participants. In February 2006, we successfully launched the ICE WTI Crude futures contract. The addition of WTI crude futures to ICE Futures’ suite of energy futures and options contracts brings the world’s two most significant light, sweet crude oil benchmarks together on our trading platform. WTI is the leading benchmark for crude prices in the United States, and Brent is the leading benchmark for pricing crude and refined products produced and consumed outside of the United States. The ICE WTI Crude futures contract has achieved significant volumes since its launch in February 2006, reaching a record high of 178,960 contracts traded on July 13, 2006 out of a record total of 497,656 futures contracts traded on our platform on that date. In February 2006, we announced plans to introduce more than 50 additional cleared contracts on our OTC markets in 2006. To date, we have launched over 50 of these planned cleared contracts and plan to launch additional cleared contracts in the near future. We have also launched two new cash-settled futures products, the ICE New York Harbor Unleaded Gasoline Blendstock, or RBOB, futures contract and the ICE New York Harbor Heating Oil futures contract.

Pursue Select Strategic Opportunities

We are actively exploring and evaluating strategic acquisitions and alliances to strengthen our current business and grow our company. We intend to pursue strategic transactions and may acquire other businesses, products or technologies to expand our products and services, advance our technology or take advantage of new developments and potential changes in our industry. Strategic transactions may involve acquiring or making a strategic investment in an existing clearinghouse to provide services directly to participants in our futures and OTC markets or establishing our own clearinghouse, or acquiring or entering into agreements with businesses complementary to our market data business or businesses that offer risk management or other complementary services. Any such transactions could happen at any time, could be material to our business and could take any number of forms. There are risks associated with such transactions, including risks associated with the level of required financing, the impact on our stock price and the demands on our management.

Our Products and Services

We seek to provide our participants with centralized and direct access to the futures and OTC markets for energy commodities and derivatives price transparency and electronic trade execution as well as access to services that support their trading activities. The primary services we provide are electronic price transparency, trade execution and trade processing. We also offer a broad range of market data services for the futures and OTC markets.

Futures Trading

We offer trading in futures contracts and options on those contracts through our regulated subsidiary, ICE Futures. These include the ICE Brent Crude futures contract, the ICE Gas Oil futures contract, the ICE UK Natural Gas futures contract, the ICE UK Electricity futures contract, and options based on the ICE Brent Crude and ICE Gas Oil futures contracts. In February 2006, we introduced the ICE WTI Crude futures contract. The ICE Brent Crude futures contract is based on forward delivery of the Brent light, sweet grade of crude oil and is a leading benchmark used to price a range of traded oil products. The ICE Gas Oil futures contract is a European heating oil contract and serves as a significant pricing benchmark for refined oil products particularly in Europe, Asia and the Middle East.

Our futures markets are highly regulated. As a Recognized Investment Exchange, ICE Futures is responsible for carrying out certain regulatory and surveillance functions. ICE Futures has its own regulatory, compliance and market supervision functions, as well as a framework for disciplining market participants who do not comply with exchange rules. Any information that ICE Futures obtains in its regulatory capacity is confidential and accessible only by a select group within ICE Futures. Trading in our futures markets is segregated on our platform from our OTC markets.

We offer trading in each of our futures products exclusively in our electronic markets following the closure of the open-outcry floor on April 7, 2005. We provide access to trading our ICE Brent Crude and ICE Gas Oil futures contracts and options on such futures contracts on business days on our electronic platform continuously for 22 hours from 12:00 a.m. to 10:00 p.m. on Mondays, and then for 21 hours from 1:00 a.m. to 10:00 p.m. daily, Tuesday through Friday (GMT). In our other utility futures contracts and options on utility futures contracts and in our emissions futures contracts, we provide access on business days from 7:00 a.m. to 5:00 p.m. daily, Monday through Friday (GMT).

Electronic trading of our futures products is available to members and their customers. Following the migration of our remaining open-outcry futures trading activity to our electronic platform and the closure of the exchange floor on April 7, 2005, our futures membership structure consists solely of members eligible to trade electronically.

Members may access our trading platform directly via the Internet, through private telecommunication lines, through an independent software vendor or through a member’s own conformed front-end system. Customers of our members may obtain order-routing access to our markets through members. Once trades are executed on our platform, they are matched and forwarded to a trade registration system that routes them to LCH.Clearnet for clearing and settlement. Electronic trading allows some participants who might traditionally have transmitted orders by telephone to a broker to execute their orders electronically. However, participants may also continue to use the services of a broker.

We have taken a number of steps to increase the accessibility and connectivity of our electronic platform, including opening our electronic platform to independent software vendors and allowing members to develop their own conformed front-end system. Futures traders use either our proprietary software interface, or another front-end system provided by an independent software vendor or an ICE Futures member for the purpose of accessing our futures markets. We do not charge a fee to customers who choose to utilize our proprietary software interface. Independent software vendors’ systems are linked to our electronic platform via our open application programming interfaces. Our participants can currently access our platform using 12 independent software vendors. We do not depend on the services of any one independent software vendor for access to a significant portion of our participant base.

We have made a number of additions to the functionality of our electronic platform in order to facilitate trading in futures contracts, including spread functionality, which allows trades of certain types to imply prices from one contract month to another, the use of formula-based spreadsheet tools and the development of administrative and monitoring tools for use by our staff.

OTC Trading

Our electronic platform offers real-time access to, and transparency of, the liquidity in our OTC markets — that is the complete range of bids, offers and volumes posted on our electronic platform. Our platform displays a live ticker for all contracts traded in our OTC markets and provides information relating to each trade, such as the cumulative weighted average price and transacted volumes by contract. We offer fast, secure and anonymous trade execution services, which we believe generally are offered at a lower cost compared with traditional means of execution.

Our electronic platform provides trade execution on the basis of extensive, real-time price data where trades are processed accurately, rapidly and at minimal cost. We have designed our electronic platform to ensure the secure, high-speed flow of data from trading desks through the various stages of trade processing. Participants executing in our markets benefit from straight-through processing whereby trades are automatically confirmed and routed to back office departments and risk management systems. We believe that the broad availability of real-time OTC energy market access and data, together with the availability of cleared OTC contracts at the same price as bilateral products, has allowed us to achieve a critical mass of liquidity in our OTC markets. The following diagram illustrates the processing of an OTC trade from order entry to recording in a company’s risk management system. This process, depicted below, typically occurs within a matter of seconds.

OTC Products Overview.  We offer market participants a wide selection of derivative contracts, as well as contracts for physical delivery of commodities, to satisfy their trading objectives, whether they relate to risk management, asset allocation, physical consumption or production, speculation or arbitrage. We offer trading in over 15,200 unique contracts as a result of the availability of various combinations of products, locations and strips — meaning the duration or settlement date of the contract. Excluding the strip element, over 840 unique contracts based on products and hub locations were traded in our OTC market in 2005. A substantial portion of the trading volume in our OTC markets relates to approximately 15-20 highly liquid contracts in natural gas, power and oil. For these contracts, the highest degree of market liquidity resides in the prompt, or front month, contracts, whereas that liquidity is reduced for contracts with settlement dates further out, or the back months.

In addition, we offer trading in a wide range of complementary niche contracts. The scalability and flexible structure of our electronic trading platform makes the introduction of these contracts quick, efficient and relatively low cost. Our platform also allows us to offer the high degree of both product and credit customization that the OTC participant demands to satisfy requirements and preferences.

We characterize the range of instruments that participants may trade in our markets in this prospectus by reference to type of commodity (such as global oil, North American power, North American gas, etc.), products (such as forwards and swaps, differentials and spreads, and OTC options) and contracts (meaning products specified by delivery dates). For a discussion of these instruments generally, see “Industry Overview.” The OTC products available for trading in our markets fall into the following general contract types:

•	Forwards and Swaps: We offer forward contracts on products in the following commodities: North American power, European power and global precious metals. We offer swaps in the following commodities: global oil, North American power, North American gas, European gas and European power.

•	Differentials and Spreads: We offer basis trades in various natural gas markets, such as the Chicago pipeline basis swap (settled against the NGI index). We offer spreads in the following commodities markets: global oil, North American natural gas and North American power.

•	Options: We offer options on contracts in the following commodities: global oil and North American gas.

The following table indicates the number of unique commodities, products and contracts traded in our OTC business for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003

Commodities markets traded	7	9	9	9	10
Products traded	701	614	843	742	721
Contracts traded	4,222	4,167	15,264	13,654	13,812

Cleared OTC Contracts.  We developed the concept of cleared OTC energy contracts, which provide participants with access to centralized clearing and settlement arrangements through LCH.Clearnet. We introduced the first cleared OTC natural gas and crude oil contracts in North America in March 2002 and our first cleared OTC power contracts in November 2003. As of March 31, 2006, we listed eight cleared natural gas contracts, 20 cleared power contracts and two cleared oil contracts, all of which are financially settled. In addition, in June 2005, we entered into an agreement with North American Energy Credit and Clearing LLC, which provides our participants with access to clearing and settlement arrangements through The Clearing Corporation for trading in physically-settled OTC natural gas and power contracts. Transaction fees derived from trade execution in cleared OTC contracts were $18.2 million and $58.4 million for the three months ended March 31, 2006 and for the year ended December 31, 2005, respectively, and represented 68.5% and 69.3% of our total OTC revenues for the three months ended March 31, 2006 and during the year ended December 31, 2005, respectively, net of intersegment fees.

Quarterly Cleared OTC Contract Volumes

% of OTC Contract Volume
that is Cleared

The introduction of cleared OTC contracts has reduced bilateral credit risk and the amount of capital our participants are required to post on each OTC trade, as well as the resources required to enter into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. In addition, the availability of clearing through LCH.Clearnet for both OTC and futures contracts traded in our markets enables our participants to cross-margin their futures and OTC positions — meaning that a participant’s position in its futures or OTC trades can be offset against each other, thereby reducing the total amount of capital the participant must deposit with the futures commission merchant clearing member of LCH.Clearnet. LCH.Clearnet, like other clearinghouses, provides direct clearing services only to its members. In order to clear transactions executed on our platform, a participant must therefore either be a member of LCH.Clearnet itself, or have an account relationship with a futures commission merchant that is a member of LCH.Clearnet. Futures commission merchants clear transactions for participants in substantially the same way they clear futures transactions for customers. Specifically, each futures commission merchant acts as the conduit for payments required to be made by participants to the clearinghouse, and for payments due to participants from the clearinghouse.

OTC contracts are available for trading on the same screen and are traded in the same price stream, and are charged the same commission rate, as bilaterally traded contracts. In a cleared OTC transaction, LCH.Clearnet acts as the counterparty for each side to the trade, thereby reducing counterparty credit risk in the traditional principal-to-principal OTC markets. However, participants to cleared trades also pay a clearing fee directly to LCH.Clearnet and to a futures commission merchant. There are currently over 40 futures commission merchants clearing transactions for over 1,800 screens active in our cleared OTC markets. Participants have the option to trade on a bilateral basis with the counterparty to avoid paying fees to LCH.Clearnet and a futures commission merchant subject to the availability of bilateral credit with the counterparty. While we derive no revenue directly from providing access to these clearing services, we believe the availability of clearing services and attendant improved capital efficiency has attracted new participants to the markets for energy commodities trading.

We extended the availability of our cleared OTC contracts to voice brokers in our industry through our block trading facility, which was launched in March 2004. Block trades are those trades executed in the voice broker market, typically over the telephone, and then transmitted to us electronically for clearing. We charge participants 50% of our standard commission fee for block trades. We believe that our block trading facility is a valuable part of our cleared business as it serves to expand our open interest. As of March 31, 2006, open interest in our cleared OTC contracts was 1.9 million contracts in North American natural gas and power, and global oil. Open interest refers to the total number of contracts that are currently open, in other words, contracts that have been traded but not yet liquidated by either an offsetting trade, exercise, expiration or assignment.

OTC Trade Execution Services

We offer a broad range of automated OTC trade execution services, including straight-through trade processing, electronic trade confirmation and risk management functionality.

Automated Trade Execution Services — Straight-Through Trade Processing.  Our electronic platform offers the following features:

•	Viewing Live Markets: Traders may view all live, firm quotes posted by other traders in our markets.

•	Counterparty, Credit and Risk Management Screening: Quotes visible to a participant’s traders on the screen are color-coded. One color indicates that quotes have originated from parties other than that participant. Another color indicates whether or not particular quotes meet counterparty, credit and risk management criteria established by the participant’s risk management personnel.

•	Instant Messaging: Our instant messaging service allows participants to communicate directly with others in our markets on a secure, anonymous and real-time basis.

•	Simple Click Execution: Traders may act on a bid or an offer with one or more clicks of a mouse or use of a shortcut key programmable set-up.

•	Order Matching: Once an order is placed by a participant’s trader, it is automatically matched with a quote meeting the participant’s counterparty, credit and risk management criteria at the best available price. If there are two quotes at the same price, priority goes to the one that was entered first. Orders are matched on an anonymous basis.

•	Application Programming Interfaces: Our application programming interfaces allow participants to build their own customized front office trading systems, which can be linked to our platform, thereby enabling high speed data flow to their trading desk and back through to their risk management, settlement and accounting systems.

•	Automated Spreadsheet Trading: Participants may send orders to, and execute trades on, our platform using their own proprietary formulas and strategies without the use of our application programming interfaces or any code level programming.

•	Trade Reporting: A confirmation is automatically transmitted to each party to a trade.

•	Order Monitoring and Deal Surveys: Traders are able to monitor and manage the status of all bids and offers that they have entered on our platform.

•	Electronic Invoicing: Our platform generates electronic invoices detailing the fees and trading commissions due from each participant.

Electronic Trade Confirmation Services.  Our electronic trade confirmation system is accessible through our website or through our application programming interfaces and offers market participants a reliable, low-cost automated alternative to manual trade verification and confirmation. When trading on a traditional exchange or through OTC voice brokers, market participants typically manually prepare and exchange paper confirmations evidencing a trade following execution in order to create a legal record of the trade. We believe that this process tends to result in increased back office costs, delay and risk of human error.

Our electronic trade confirmation system reviews electronic trade data received from individual traders, screens and matches this data electronically, then highlights any discrepancies in a report to the traders’ respective back offices. This allows back office personnel to focus primarily on those trades that require correction and verification, rather than also reviewing the larger percentage of trades without discrepancies. If discrepancies arise, they may be resolved between the counterparties, after which an electronic confirmation of the trade is issued. Where no discrepancies are reported, use of this service eliminates the need for telephonic verification of trade data. Participants using this service may elect to use this confirmation as the official record of the transaction in place of the fax or telex traditionally generated by participants’ back offices.

Both participants and third parties may use this service to confirm trades in products commonly traded in the energy and metals markets. Our electronic trade confirmation service accepts data from trades executed on our platform, through other exchanges or trading facilities or through OTC voice brokers. We believe that the convenience and cost savings offered by our electronic trade confirmation service could attract new participants to our platform, increasing the revenues that we derive from transaction fees.

OTC Risk Management Functionality.  One of the features of our platform is its risk management functionality. Trades in the OTC commodities markets historically have been executed as bilateral contracts in which each counterparty bears the credit and/or delivery risk of the other and typically require that an existing bilateral Master Agreement be in place with the other counterparty. Participants may pre-approve trading counterparties and establish parameters for trading with each counterparty in advance of doing so, thereby enforcing internal risk management policies. Participants may set firm-wide limits on tenor (duration) and the total daily value of trades that its traders may conduct with a particular counterparty, in a particular market. In addition, participants are offered a limited view of the parameters established for that participant by other market participants and may negotiate in real-time with potential counterparties through our instant messaging service. We do not assess the creditworthiness of, or determine trading parameters for, any participant that trades on our platform and we do not derive revenues directly from our risk management tools.

Market Data Services

Through ICE Data, we generate market information and indices based primarily upon auditable transaction data derived from actual bid — offer postings and trades executed in our markets. Therefore, this information is not affected by subjective estimation or selective polling, the methodologies that currently prevail in the OTC markets. Each trading day, we deliver proprietary energy market data directly from our OTC market to the desktops of thousands of market participants.

ICE Daily Indices.  ICE Data publishes ICE daily indices for our spot natural gas and power markets with respect to over 70 of the most active gas hubs and 21 of the most active power hubs in North America. In 2005, ICE Data was recognized by the Federal Energy Regulatory Commission as the only publisher of natural gas and power indices to fully comply with all of the natural gas and power index publishing standards identified in its Policy Statement on Price Indices. ICE Data transmits the ICE daily indices via e-mail to over 8,900 energy industry participants on a complimentary basis each trading day. In the future, we may begin charging recipients for what we believe is increasingly valuable data.

View Only.  For both our futures and OTC markets, we offer view only access to market participants who are not active traders, but who still require access to real-time prices of physical and financial energy derivative contracts. Typical view only access subscribers include marketers, industrial end-users, utilities, analysts, municipalities and regulatory agencies. For our futures market, we also offer view only access combined with analytical functionality through EnergyLive. EnergyLive provides a real-time view of the futures markets and also the ability to chart both historically and in real-time any of the futures contracts listed on the platform. Typical subscribers include energy analysts, gas producers/consumers/marketers, utilities, industrial users (auto manufacturers, sugar companies, food and beverage companies etc.) and energy brokers.

OTC End of Day Report.  The OTC ICE Data end of day report is a comprehensive electronic summary of trading activity in our OTC markets. The report is published daily at 3:00 p.m. Eastern time and features indicative price statistics, such as last price, high price, low price, total volume, volume-weighted average price, best bid, best offer, closing bid and closing offer, for all natural gas and power contracts that are traded or quoted on our platform. The end of day report also provides a summary of every transaction, which includes the price, the time stamp and an indication of whether a bid was hit or an offer was lifted.

Futures End of Day Report.  Through our futures end of day reports customers can subscribe to receive snapshot end of day and historical futures prices. This information provides a broad view of market activity on the platform. This information is sold as various subscription based products.

Futures Indices.  ICE Futures indices are provided at no charge. Indices are used by a wide variety of industry participants and include indices for Brent crude, gas oil, natural gas, UK electricity and emissions.

Data Distributors (Quote Vendors).  We provide our futures data in real-time to data distributors (commonly called quote vendors, or QVs). These companies such as Bloomberg or Reuters then package this data into real-time, tick, intra-day, delayed, end of day and historical data packages. The real-time packages are accessed on a subscription basis and the appropriate “exchange fee” is paid for each user/screen taking ICE Futures data. We charge each QV a license fee on an annual basis for the permission to distribute the ICE Futures market data to their individual subscribers.

Market Price Validation Service.  ICE Data market price validation (MPV) service provides independent, consensus forward curve and option values for long-dated global energy contracts on a monthly basis. On the last business day of each month, MPV service participant companies, representing the world’s largest energy and commodities trading entities, submit their month-end forward curve and option prices for over 200 global energy and commodity contracts. We audit and cleanse these submissions to create consensus forward curve and option values that are then published for the benefit of participating companies. MPV service participants use these consensus values to validate internal forward curves, mark-to-market their month-end portfolios and establish profit and loss valuations in accordance with FASB and IAS recommendations concerning the treatment and valuation of energy derivative contracts.

Our Participant Base

Futures Business Participant Base

Participants currently trade in our futures markets, either directly as members or through a member. The participant base in our futures business is globally dispersed, although we believe a significant proportion of our participants are concentrated in major financial centers in North America, the United Kingdom, Continental Europe and Asia. We have obtained regulatory clearance or received legal advice confirming that there is no legal or regulatory impediment for the location of screens for electronic trading in our futures markets in 41 jurisdictions, including the United States, Singapore, Japan and most of the member countries of the European Union. Like our OTC participant base, our participant base in our futures business has grown significantly since we acquired ICE Futures in 2001. Memberships in our futures markets increased by 10.6% to 104 members for the three months ended March 31, 2006 and 54.1% for the year ended December 31, 2005 in response to the addition of exclusive electronic trading hours and demand for an electronically-traded crude oil benchmark, our ICE Brent Crude futures contract.

The five most active clearing members of ICE Futures, which handle cleared trades for their own accounts and on behalf of their customers, accounted for 49.7%, 45.6%, 44.4% and 44.8% of our futures business revenues, net of intersegment fees, for the three months ended March 31, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. Revenues from one member, Man Financial Limited, accounted for 11.9%, 13.3%, 14.7% and

17.4% of our futures business revenues, net of intersegment fees, for the three months ended March 31, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. As a broker, a substantial part of Man Financial Limited’s trading activity typically represents trades executed on behalf of its clients, rather than for its own account. No other member accounted for more than 10% of our futures business revenues during these periods.

Trades in our futures markets may only be executed in the name of an ICE Futures member for its own or others’ accounts. In order to become an ICE Futures member, an applicant must complete an application form, undergo a due diligence review and execute an agreement stating that it agrees to be bound by ICE Futures regulations.

All futures trades executed on our electronic platform are overseen by or attributable to “responsible individuals.” Each electronic member may register one or more responsible individuals, who are responsible for trading activities of both the member and its customers, and who are accountable to ICE Futures for the conduct of trades executed in the member’s name. As of March 31, 2006, there were over 1,200 responsible individuals registered in our futures market.

OTC Business Participant Base

Our OTC participants include some of the world’s largest energy companies, financial institutions and other active contributors to trading volume in global commodities markets. They include oil and gas producers and refiners, power stations and utilities, chemical companies, transportation companies, banks, hedge funds and other energy industry participants. Our participant base is global in breadth, with traders located in 24 countries. The five most active trading participants together accounted for 24.7% of our OTC business revenues, net of intersegment fees, during the three months ended March 31, 2006 and 24.4%, 22.9% and 26.0% of our OTC business revenues, net of intersegment fees, during the years ended December 31, 2005, 2004 and 2003, respectively. No participant accounted for more than 10% of our OTC business revenues during the three months ended March 31, 2006 or during the years ended December 31, 2005, 2004 or 2003.

Trading in our OTC markets is not restricted to members, as with a traditional exchange. Rather, we generally accept as a participant any party that qualifies as an eligible commercial entity, as defined by the Commodity Exchange Act and rules promulgated by the Commodity Futures Trading Commission, or the CFTC. Eligible commercial entities must satisfy certain asset-holding and other criteria and include entities that, in connection with their business, incur risks relating to a particular commodity or have a demonstrable ability to make or take delivery of that commodity, as well as financial institutions that provide risk- management or hedging services to those entities. In January 2003, we received approval from the CFTC that allows registered traders and locals with floor or electronic trading privileges on any regulated U.S. futures exchange to qualify as eligible commercial entities and therefore to execute OTC transactions on our platform for their own account. We also received approval in October 2004 from the CFTC permitting ICE Futures’ registered brokers and local traders to transact in the OTC markets for their own accounts. This has allowed ICE Futures members and traders access to both the futures markets and the OTC markets on one screen.

We require each participant to execute a participant agreement, which governs the terms and conditions of our relationship with each participant and grants the participant a non-exclusive, non-transferable, revocable license to access our platform. While we generally establish the same contractual terms for all of our users, in connection with our entry into new commodities markets, we have from time to time agreed to minor modifications to the terms of our participant agreement for trading in new products. We expect that any future services that we may introduce will also be covered by our participant agreement, as we generally have a unilateral right to amend its terms with advance notice. As the OTC markets mature and conventions change, our participant agreement provides us with considerable flexibility to manage our relationship with our participants on an ongoing basis.

Market Data Participant Base

Our market data revenues are derived from a diverse customer base including the world’s largest energy companies, leading financial institutions, proprietary trading firms, natural gas distribution companies and utilities, hedge funds and private investors. From an OTC perspective, a large proportion of our market data revenues are derived from sales of market data to companies executing trades on our platform. We also continue to see an increasingly diverse and expanding list of non-participant companies purchasing our data. The primary customer base for our futures market data revenues are the market data redistributors themselves such as Bloomberg, CQG, Interactive Data Corporation or Reuters who redistribute our real-time pricing data and remit to us a real-time exchange fee based on the users access to our data. For both OTC and futures market data, end users include individual speculators, corporate traders, risk managers, consultants and analysts.

Product Development

We leverage both our technology infrastructure and software development capabilities to diversify our products and services. New product development is an ongoing process that is part of the daily operation of our business. We are continually developing, evaluating and testing new products for introduction in our futures and OTC businesses. Our goal is to create innovative solutions in anticipation of, or in response to, changing conditions in the markets for energy commodities trading to better serve our expanding participant base. We also seek to leverage our existing product base by developing new applications for their use. Substantially all of our product development relates to new contracts for trading in our markets. We generally are able to develop and launch new bilateral contracts for trading within a number of weeks. In contrast, because all cleared contracts traded in our markets are cleared and settled through LCH.Clearnet, we are required to collaborate with LCH.Clearnet with respect to a number of aspects of the development process. As a result, the investment of time and resources required to develop cleared products is greater than for bilateral contracts and may extend over a period of two months or more. In addition, new contracts in our futures markets must be reviewed and approved by the Financial Services Authority, and possibly foreign regulators. After a particular product is launched, generally no modifications are required, as the specifications of a traded contract do not typically change. We do not incur separate, identifiable material costs in association with the development of new products — such costs are embedded in our normal costs of operation.

While we have historically developed our products and services internally, we also periodically evaluate our strategic relationships to try to identify whether any opportunities to develop meaningful new products and services exist in conjunction with third parties. If we believe our success will be enhanced by collaboration with a third party, we will enter into a licensing arrangement or other strategic relationship.

In support of our product development goals, we rely on the input of our product development, clearing, technology and sales teams, who we believe are positioned to discern and anticipate our participants’ needs. In April 2005, we introduced trading in futures contracts linked to E.U. Emissions Allowances issued under the European Union’s mandatory Emissions Trading Scheme. These contracts are offered in our futures markets in conjunction with the European Climate Exchange, a subsidiary of the Chicago Climate Exchange. Also, in February 2006, we launched the ICE WTI Crude futures contract. The addition of WTI crude futures to ICE Futures’ suite of energy futures and options brings the world’s two most significant crude oil benchmarks together on ICE’s trading platform. WTI is the leading benchmark for crude prices in the United States, and Brent is the leading benchmark for pricing crude and refined products produced and consumed outside of the United States. In February 2006, we announced plans to introduce more than 50 additional cleared contracts on our OTC markets in 2006. To date, we have launched more than 40 of these planned cleared contracts.

Technology

Technology is a key component of our business strategy, and we regard it as crucial to our success. Our operation of electronic trading facilities for both futures and OTC markets has influenced the design and implementation of the technologies that support our operations. We currently employ a team of 73 experienced technology specialists, including project managers, system architects, software developers, performance engineers, systems and quality analysts, database administrators and website designers. We have established a track record of operating a successful electronic trading platform by developing and integrating multiple, evolving technologies that support substantial trading volume. The integrated suite of technologies that we employ has been designed to support a significant expansion of our current business and provides us with the ability to leverage our technology base into new markets and to develop new products and services rapidly and reliably.

Our electronic platform is accessible from anywhere in the world via the Internet. We also develop and operate other software components used to support mid and back office services such as clearing, market data and electronic confirmations. Our clearing infrastructure is designed to be easily extendable to support integration with additional clearing interfaces. We currently support clearing integration to LCH.Clearnet, as well as to The Clearing Corporation for the purposes of clearing and settling the Chicago Climate Exchange markets as part of our provision of services to the Chicago Climate Exchange.

As trading activity has increased, we have continued to improve matching engine performance and to add functionality as appropriate as we make available to our participants trading in new markets and product types. We have adopted a modular approach to technology development and have engineered an integrated set of solutions that support multiple specialized markets. Significant investments in production planning, quality assurance and certification processes have enhanced our ability to expedite the delivery of the system enhancements that we develop for our participants.

Speed, reliability, scalability, and capacity are critical performance criteria for electronic trading platforms. Our electronic platform was designed from the outset to be highly scalable, enabling us to meet anticipated user growth as demand increases. A substantial portion of our operating budget is dedicated to system design, development and operations in order to achieve high levels of overall system performance. We continually monitor and upgrade our capacity requirements and have configured our systems to handle approximately twice our peak transactions in our highest volume products. Over the past 12 months, we have undertaken a comprehensive technology development effort to enhance the performance of our electronic platform. To increase the speed and scale of our electronic platform, we designed and deployed new matching engines for trading futures and cleared OTC contracts, re-architected our internal messaging systems and network, upgraded matching engine servers, and tuned each component of our platform to maximize efficiency in execution and processing. We also improved our APIs to reduce customer bandwidth requirements, upgraded our network hardware, and re-engineered our network design. As a result of our initiatives, we improved our average data center processing time and average future daily volume growth over the past year as depicted in the graph below.

The technology systems supporting our trading operations can be divided into four major categories:

Distribution	Technologies that support the ability of our participants to access our marketplace via the Internet or a direct connection to our platform.
Front-end functionality	Technologies that provide a robust graphical user interface, application programming interfaces, and enable the delivery of other front-end tools.
Electronic trade matching	Technologies that aggregate orders and match buy and sell orders when their trade conditions are met.
Security and disaster recovery	Technologies that maximize and maintain the security of our markets, as well as provide for the transition to a redundant operating environment in the case of system failure caused by internal or external events.

Distribution

The accessibility of our platform via the Internet differentiates our markets and serves to attract liquidity and trading volume to our markets. As of March 31, 2006, we had thousands of active connections to our platform at over 1,000 OTC participant firms and over 450 futures participant firms. Of these active connections, over 4,600 are used during peak hours. Most of our participants access our electronic platform through the Internet. Over the past two years, as part of our efforts to provide additional access choices to participants, we implemented a program to connect conforming independent software vendors to our platform. As a result, we now have the potential to attract thousands of additional participants to trade in our markets through these independent software vendors. Typically, each independent software vendor represents a single connection to our platform, though numerous participants may access our markets through each independent software vendor. Our electronic platform is highly scalable and additional capacity can be increased by adding additional hardware.

Front-End Functionality

We provide secure access to our electronic platform via a graphical user interface, or front-end, known as WebICE. The WebICE graphical user interface serves as a customizable, feature rich front-end to our platform. Participants can access our platform globally via the Internet by clicking on a link on our website. Our platform can be accessed using a number of operating systems, including Microsoft Windows 2000/XP, Linux and Mac OS.

We selectively offer our participants use of application programming interfaces that allow users to create customized applications and services around our electronic platform to suit their specific needs. Participants using application programming interfaces are able to link their internal computer systems to our platform and enable high-speed data flow to their front office trading systems, as well as their risk management, data feed, settlement, and accounting systems. Our application programming interfaces also enable independent software vendors to adapt their products to our platform, thereby offering our participants a wide variety of front-end choices in addition to our own user interface.

Electronic Trade Matching

Order matching constitutes the core of our electronic platform. Our platform supports functionality for trading in bilateral OTC, cleared OTC and futures and options contracts. Our core functionality is available on a single platform for all of the products that we offer, rendering it highly flexible and relatively easy to maintain. As a result, enhancements made for one product are also easily made for other products. Our order matching functionality is designed based on a combination of internal and external software and technology. Large scale enterprise servers provide the processing capacity for the matching engine which captures price requests by our participants and matches trades instantaneously based on the order and price at which trades were entered.

Security and Disaster Recovery

Physical and digital security are each critical to the operation of our platform. At our corporate offices as well as at all of our data centers, physical access controls have been instituted to restrict access to sensitive areas. We also employ what we believe are state-of-the-art digital security technology and processes, including high level encryption technology, complex passwords, multiple firewalls, network level virus detection, intrusion detection systems and secured servers.

We use a multi-tiered firewall scheme to control access to our network. We have also incorporated several protective features into our electronic platform at the application layers to ensure the integrity of participant data and connectivity. For example, we use access control profiles to prevent a given participant from accessing data affiliated with another participant. We are also able to restrict the functions that a particular user can perform with any company data within a given application. Our electronic platform monitors the connection with each user connected to the platform. If a connection to a particular participant can no longer be detected, certain outstanding orders entered by that participant are automatically withdrawn and held. Users have the option to allow orders to remain in the market after logging out or disconnecting from our platform. In addition, even though our electronic platform is globally accessible over the Internet, we are able to restrict platform access to designated IP addresses, if so desired by a participant.

We use a remote data center to provide a point of redundancy for our trading technology. Our back-up facility fully replicates our primary data center and is designed to ensure the uninterrupted operation of our electronic platform’s functionality in the face of external threats, unforeseen disasters or internal failures. In the event of an emergency, participants connecting to our electronic platform would be rerouted automatically to the back-up facility. Our primary data center continuously collects and saves all trade information and periodically transmits it to our back-up facility. For that reason, we expect that our disaster recovery system would have current, and in most cases real-time, information in the event of a platform outage. In the event that we were required to complete a changeover to our back-up disaster facility, we anticipate that our platform would experience less than six hours of down time.

Support Services

All of our participants have access via e-mail and telephone to our specialized help desk, which provides support with respect to general technical, business and administrative questions, and is staffed 24 hours a day from Sunday at 6:00 p.m. Eastern Time until Friday at 6:00 p.m. Eastern Time. At all other times, support personnel are available to assist our participants via mobile phone and e-mail. We utilize a third party customer relationship management software to assist support staff in tracing inbound calls and e-mails to centralize issue reporting and resolution tracking. Each week a summary of reported issues is compiled and sent to operations management for review. In addition, our participants may access training materials and user guides which are available on our website.

Technology Partners, Vendors and Suppliers

We maintain relationships with a range of technology partners, vendors and suppliers in respect of clearing services, software licensing, hosting facilities and electronic trade routing.

If any of our contracts with our key technology partners, vendor or suppliers were terminated, we believe that we would be able to gain access on a timely basis to products and services of comparable quality, on comparable terms.

Internally Developed Software

The current focus of our internal software development is in the following areas:

•	enhancement of our existing platform to increase connectivity, functionality and performance in support of our plan to increase trading volumes in our markets and for the development of new products;

•	development of functional enhancements and performance improvements to our electronic trade confirmation service; and

•	development of technology infrastructure to support the emerging data sales component of our OTC business.

Competition

The markets in which we operate are highly competitive and we expect competition to intensify in the future. We face competition in all aspects of our business from a number of different enterprises, both domestic and international, including electronic platforms, traditional exchanges and voice brokers. Prior to the passage of the Commodity Futures Modernization Act of 2000, or CFMA, futures trading was generally required to take place on or subject to the rules of a federally designated contract market. The costs and difficulty of obtaining contract market designation and corresponding regulatory requirements created significant barriers to entry for competing exchanges. The CFMA and other changing market dynamics have led to increasing competition from a number of different domestic and international sources of varied size, business objectives and resources.

We believe we compete on the basis of a number of factors, including:

•	depth and liquidity of markets;

•	price transparency;

•	reliability and speed of trade execution and processing;

•	technological capabilities and innovation;

•	breadth of product range;

•	rate and quality of new product developments;

•	quality of service;

•	connectivity;

•	mid- and back-office service offerings, including differentiated and value-added services;

•	transaction costs; and

•	reputation.

We believe that we compete favorably with respect to these factors, and that our deep, liquid markets; breadth of product offerings; rate and quality of new product development; and efficient, secure settlement, clearing and support services distinguish us from our competitors. We believe that in order to maintain our competitive position, we must continue to develop new and innovative products; enhance our technology infrastructure, including its reliability and functionality; and maintain liquidity and low transaction costs.

Our Principal Competitors

Currently, our principal competitor is NYMEX. NYMEX is a predominantly open-outcry commodities exchange for the trading of energy futures contracts and options on futures contracts. In February 2006, NYMEX announced plans to launch electronic trading side-by-side with its open-outcry trading prior to the end of the second quarter of 2006. In April 2006, NYMEX and CME announced that they had entered into a definitive technology services agreement under which CME, through CME Globex, will become the exclusive electronic trading services provider for NYMEX’s energy futures and options contracts. Initial trading of NYMEX’s energy products on Globex began in June 2006 with full roll-out expected by the third quarter of 2006. This agreement is expected to increase access to trading in NYMEX contracts and increase the liquidity of NYMEX’s markets by offering customers electronic trading capabilities that NYMEX previously did not offer its customers. Among its primary products, NYMEX offers trading in a WTI light sweet crude oil futures contract and a Henry Hub natural gas futures contract. In addition, we currently compete with:

•	voice brokers active in the commodities markets;

•	other electronic trading energy platforms; and

•	market data vendors.

Competition with Our Futures Business

In our futures business, we currently compete with NYMEX and European natural gas and power exchanges. In the United States, NYMEX lists the West Texas Intermediate crude oil futures contract, which competes with the ICE Brent Crude futures contract as a benchmark for worldwide trading in crude oil futures and competes directly with our West Texas Intermediate crude oil futures contract. NYMEX also opened an open-outcry trading facility during September 2005 in London, but subsequently closed that facility on June 9, 2006. There are also several electronic exchanges in Europe that may, in the future, offer trading in contracts that compete with ours. In addition, the recent consolidation of, and development of alliances between, European exchanges and clearinghouses has resulted in increasingly large and well-capitalized trading services providers.

Competition with Our OTC Business

Other financial services or technology companies, in addition to those named above, have entered the OTC electronic trading services market. Additional joint ventures and consortia are forming, or have been formed, to provide services similar to those that we provide. Others may acquire the capacity to compete with us through acquisitions. In particular, we expect that existing, well-capitalized participants in the electronic trading market for fixed income products and foreign exchange products will seek out revenue opportunities in the commodities markets. If we expand into new markets in the future, we could face significant competition from other companies.

Competition with Our Market Data Business

Competition in the market data market can be differentiated primarily between the futures market and the OTC market. Our main competitor for futures market data is NYMEX, which trades similar futures contracts to those traded on our platform. Because of the competing nature of these contracts, customers tend to purchase the data from both the NYMEX and our real-time futures contracts via vendor screens. Within Europe, competition for real-time data comes from both the European exchanges and ’online’ brokers such as ICAP, Prebon Energy and Tradition Financial Services, which list and sell market data relating to OTC contracts that co-exist along side our futures contracts. Competition for OTC market data comes from NYMEX, brokerages such as Amerex, which market data derived from their brokerage activities in the North American power and gas markets, market price assessment & reporting organizations such as Platts and NGI, as well as market data redistributors such as Bloomberg and Reuters who product their own OTC price assessments.

Intellectual Property

We rely on a wide range of intellectual property. We own or have a license to use all of the software that is essential to the operation of our electronic platform, much of which has been internally-developed by our technology team since our inception. In addition to our software, we regard certain business methods and our brand names, marketing elements, logos and market data to be valuable intellectual property. We protect this intellectual property by means of patent, trademark, service mark, copyright and trade secret laws, contractual restrictions on disclosure and other methods.

We currently have licenses to use several U.S. patents, including the Wagner patent, which relates to the automated matching of bids and offers for futures contracts traded in the United States, and the Togher family of patents, which relate to the way in which bids and offers are displayed on an electronic trading system in a manner that permits parties to act only on those bids and offers from counterparties with whom the party has available credit. We have been granted a non-exclusive license from eSpeed, Inc. to use the Wagner patent for the trading of futures contracts where at least one of the screens is located in the United States or where the contract provides for delivery of the underlying commodity in the United States. Under the terms of the eSpeed license, which expires on the expiration of the Wagner patent in February 2007, we are required to pay eSpeed a minimum of $2.0 million per year, plus a royalty fee equal to the greater of 10 cents for each side to a contract or generally 20 cents per contract. We paid eSpeed $1.0 million in royalty fees for the three months ended March 31, 2006 and $1.5 million, $32,000 and $14,000 in royalty fees for the years ended December 31, 2005, 2004 and 2003, respectively. For every 25 million applicable contracts executed on our electronic platform in a given year beyond the first 25 million contracts, we must pay eSpeed an additional $2.0 million (in addition to the per-contract charge). In the event that the notional value of a contract exceeds $50,000 as of the date on which such contract is first available for trading, then the number of contracts used to calculate the payments described above will equal the notional value divided by $50,000, with the result rounded up to the next whole number. eSpeed has agreed that to the extent it enters into more favorable licensing terms with any third party, it will modify our license agreement to incorporate those more favorable terms. In addition, in connection with the settlement of patent infringement litigation with EBS Dealing Resources, Inc. or EBS, we obtained from EBS a worldwide, fully paid, non-exclusive license to use technology covered under patents known as the Togher patents (presently issued or issued in the future claiming priority to U.S. patent application 07/830,408). As a fully paid license, we pay no royalties to EBS on an ongoing basis. The EBS license expires on the latest expiration of the underlying patents. Additionally, on May 2, 2006, we received a U.S. patent jointly owned with NYMEX for an implied market trading system. The joint patent covers a method for a computer-based trading system that implies spread markets for multiple real or implied spread markets.

We cannot guarantee that the Wagner patent, the Togher patents, the joint patent with NYMEX or any other patents that we may license or acquire in the future, are or will be valid and enforceable. If the Wagner patent is found to be invalid, our license will terminate and our obligation to pay a royalty for the use of the technology will cease.

We have several U.S. and foreign patent applications pending, including with respect to our electronic trade confirmation service, our method to allow a user to engage in program trading while protecting their proprietary data and software (known as ICEMaker), our method for displaying both cleared OTC products and bilateral OTC products in a single price stream in connection with our OTC business, our method for locking prices on electronic trading screens, and our method for exchanging OTC contracts and futures contracts in similar base commodities on an electronic trading platform. Our electronic trade confirmation service and our OTC clearing service are also the subject of applications pending in the European Patent Office and the Canadian Patent Office. In addition, a Patent Cooperation Treaty application has been filed with respect to the ICEMaker system. On May 5, 2006, we filed two patent applications with the U.S. patent office and three corresponding patent applications under the Patent Cooperation Treaty, all of which related to systems and features for trading commodities contracts. We can provide no assurance that any of these applications will result in the issuance of patents.

We have received several federal registrations on trademarks used in our business, including “IntercontinentalExchange” and “ICE.” We have also received federal registrations on other services or products we provide, including “ICEMaker.” In addition, we have several foreign and U.S. applications pending for other marks used in our business. We can provide no assurance that any of these applications will mature into registered trademarks.

This prospectus also contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and this use or display should not be construed to imply, our endorsement or sponsorship of these other parties, their endorsement or sponsorship of us, or any other relationship between us and these other parties.

Sales

As of March 31, 2006, we employed 26 full-time sales personnel. Our sales team is managed by a futures industry sales and marketing professional and is comprised primarily of former brokers and traders with extensive experience and established relationships within the energy trading community. Since our futures business is highly regulated, we also employ sales and marketing staff who understand the regulatory constraints upon marketing in this field.

Our marketing strategy is designed to expand relationships with existing participants through the provision of value-added products and services, as well as to attract new participants, including those in markets and geographic areas where we do not currently have a strong presence. We also seek to build brand awareness and promote greater public understanding of our business, including how our technology can improve current approaches to price transparency and risk management in the energy markets.

In 2004, we began to develop a cross-promotional marketing team for our futures and OTC businesses. We believe this repositioning of our marketing team is consistent with, and will provide more effective support of, the underlying emphasis of our business model — an open architecture and flexibility that allows us to anticipate and respond rapidly to evolving trends in the markets for energy commodities trading, while maintaining separate markets on a regulatory basis.

We typically pursue our marketing goals through a combination of on-line promotion through our website, third party websites, e-mail, print advertising, one-on-one client relationship management and participation in trade shows and conferences. From time to time, we also provide commission rate discounts of limited duration to support new product launches.

Property

Our most valuable property is our technology and the infrastructure underlying it. Our intellectual property is described under the heading “— Technology.” In addition to our intellectual property, our other primary assets include computer equipment, software, internally developed software and real property. We own an array of computers and related equipment. The net book value of our computer equipment, software and internally developed software was $16.6 million as of March 31, 2006.

Our principal executive offices are located in Atlanta, Georgia. We lease 38,694 square feet of office space under a lease that expires on February 15, 2012. We also lease an aggregate of 52,679 square feet of office space in Calgary, Chicago, Houston, London, New York and Singapore. Our largest physical presence outside of Atlanta is in London, England, where we have leased 42,838 square feet of office space. We believe that our facilities are adequate for our current operations and that we will be able to obtain additional space as and when it is needed. The various leases covering these spaces generally expire between 2006 and 2010. We also own property that houses disaster recovery facilities for our help desk and our open-outcry exchange floor, which we closed on April 7, 2005. The net book value of this property was $3.5 million as of March 31, 2006. We intend to dispose of this property in the near future and will seek to achieve the maximum value for this property.

Employees

As of March 31, 2006, we had a total of 207 employees, with 111 employees at our headquarters in Atlanta, 77 in London and a total of 19 employees in our New York, Houston, Chicago, Singapore and Calgary offices. None of our employees is subject to a collective bargaining agreement. We have not experienced any work stoppages, and we believe our relationship with our employees is good.

REGULATION AND LEGAL PROCEEDINGS

We are primarily subject to the jurisdiction of regulatory agencies in the United States and the United Kingdom and have permission from 41 jurisdictions to allow trading on our platform. We are also subject to a number of legal proceedings.

Regulation of Our Business in the United States

We operate our OTC electronic platform as an exempt commercial market under the Commodity Exchange Act and regulations of the Commodity Futures Trading Commission, or the CFTC. The CFTC generally oversees, but does not substantively regulate, the trading of OTC derivative contracts on our platform. All of our participants must qualify as eligible commercial entities, as defined by the Commodity Exchange Act, and each participant must trade for its own account, as a principal. Eligible commercial entities include entities with at least $10 million in assets that incur risks (other than price risk) relating to a particular commodity or have a demonstrable ability to make or take delivery of that commodity, as well as entities that regularly purchase or sell commodities or related contracts that are either (i) funds offered to participants that do not meet specified sophistication standards that have (or are part of a group of funds that collectively have) at least $1 billion in assets, or (ii) have, or are part of a group that has, at least $100 million in assets. We have also obtained orders from the CFTC permitting us to treat floor brokers and floor traders on U.S. exchanges and ICE Futures as eligible commercial entities, subject to their meeting certain requirements. As an exempt commercial market, we are required to comply with access, reporting and record-keeping requirements of the CFTC. Currently, our OTC business is not otherwise subject to substantive regulation by the CFTC or other U.S. regulatory authorities. Both the CFTC and the Federal Energy Regulatory Commission have view only access to our trading screens on a real-time basis. In addition, we are required to:

•	report to the CFTC certain information regarding transactions in products that are subject to the CFTC’s jurisdiction and that meet certain specified trading volume levels,

•	record and report to the CFTC complaints that we receive of alleged fraud or manipulative trading activity related to certain of our products, and

•	if it is determined by the CFTC that any of our markets for products that are subject to CFTC jurisdiction serve a significant price discovery function (that is, they are a source for determining the best price available in the market for a particular contract at any given moment), publicly disseminate certain market and pricing information free of charge on a daily basis.

Members of Congress have, at various times over the last several years, introduced legislation seeking to restrict OTC derivatives trading of energy generally and to bring electronic trading of OTC energy derivatives within the direct scope of CFTC regulation. Separate pieces of legislation have recently been introduced in Congress that would (i) provide the CFTC with the authority to require exempt commercial markets to comply with additional regulatory requirements, including record-keeping requirements and the imposition of position limits, and to require some participants on exempt commercial markets to file reports on their positions, and (ii) place price controls on natural gas derivatives and make those derivatives tradable only on a designated contract market, which is a regulatory status we do not presently hold. If adopted, this legislation could require us and our participants to operate under heightened regulatory burdens and incur additional costs in order to comply with the additional regulations, and could deter some participants from trading on our OTC platform.

We cannot predict whether this legislation will be adopted. Although these legislative proposals have not been enacted, the same types of legislation, or similar legislation, could be introduced in the near future. If such legislation or other legislation were to be enacted into law, it could have an adverse effect on our business.

On January 19, 2006, the Federal Energy Regulatory Commission issued final rules clarifying the agency’s authority over market manipulation by all electricity and natural gas sellers, transmission owners and pipelines, regardless of whether they are regulated by the Federal Energy Regulatory Commission. The Energy Policy Act of 2005 granted to the Federal Energy Regulatory Commission the power to prescribe rules related to the collection and government dissemination of information regarding the availability and price of natural gas and wholesale electric energy. These rules and possible future exercises of the Federal Energy Regulatory Commission’s rulemaking powers could adversely impact demand for or the value of our data products in the United States.

At various times in recent history, regulators in some states, including California and Texas, have publicly questioned whether some form of regulation, including price controls, should be re-imposed in OTC commodities markets, particularly in states where the power markets were recently deregulated. We or our participants may, in the future, become subject to additional legislative or regulatory measures. These could require us to incur significant compliance costs, modify our business strategy or adversely affect our revenues. Any measures affecting our participants in connection with their OTC commodities trading activities could potentially discourage participants from trading on our electronic platform and adversely affect our competitive position.

As discussed below, our futures business, conducted through ICE Futures, is regulated by the FSA and not the CFTC. Electronic trading in futures contracts on ICE Futures is permitted in many jurisdictions, including in the United States, through “no-action” relief from the local jurisdiction’s regulatory requirements. In the United States, direct electronic access to trading in ICE Futures products is offered to U.S. persons based on a series of “no-action” letters from the CFTC that permit non-U.S. exchanges, referred to as foreign boards of trade, to provide U.S. persons with electronic access to their markets without registration with the CFTC. In connection with the launch of our ICE WTI Crude futures contract in February 2006, the CFTC stated that it will be evaluating the future use of its no-action process. The CFTC held a public hearing on June 27, 2006 to consider the issue of what constitutes a “board of trade, exchange, or market located outside the United States” for the purposes of exemption from CFTC jurisdiction and regulation. Prior to the hearing, the CFTC issued a request for comment with respect to this issue. The comment period expired on July 12, 2006. Our ability to offer new futures products under our existing no-action relief could be impacted by the pendency of the CFTC’s policy review and any actions taken by the CFTC as a result of its policy review. We cannot predict what level of additional regulation our futures business and future products may be subjected to as a result of this CFTC policy review. If we are unable to offer additional products, or if our offerings of products are subject to additional regulatory constraints, our business could be adversely affected. If the CFTC revokes or makes substantial revisions to the no-action process or to the no-action decisions upon which we currently rely, ICE Futures may be required to comply with additional regulation in the United States, including the possibility of being required to register as a regulated futures exchange in the United States, known as a “designated contract market.” Requiring ICE Futures to comply with regulation in addition to that presently required by its primary regulator, the FSA, would be costly and time consuming and could subject ICE Futures to duplicative or inconsistent regulatory requirements, or absent such registration could result in a limitation of participant access to ICE Futures from the United States, and consequently have an adverse affect on liquidity and revenues.

Regulation of Our Business in the United Kingdom and Europe

In the United Kingdom, we also engage in a variety of activities related to our business through subsidiary entities that are subject to regulation by the UK’s Financial Services Authority, or the FSA. ICE Futures is a recognized investment exchange (RIE) by the FSA in accordance with the Financial Services and Markets Act 2000 (FSMA). As such, ICE Futures maintains front-line regulatory responsibility for its markets and is subject to regulatory oversight by the FSA. In order to retain its status as an RIE, ICE Futures is required to dedicate sufficient resources to its regulatory functions and to meet various regulatory requirements relating to sufficiency of financial resources, adequacy of systems and controls and effectiveness of arrangements for monitoring and disciplining its members. Failure to comply with these requirements could subject ICE Futures to significant penalties, including de-recognition.

Further, we engage in sales and marketing activities in relation to our OTC business through our subsidiary ICE Markets Limited, or ICE Markets, which is authorized and regulated by the FSA as an arranger of deals in investments and as an agency broker. ICE Markets has agreed to be subject to certain aspects of the FSA’s Alternative Trading Systems regime which include various reporting, record keeping, and monitoring obligations with respect to use by its participants of our electronic trading platform.

The regulatory framework in relation to ICE Futures’ status as an RIE is supplemented by a series of legislative provisions regulating the conduct of participants in the regulated market. Importantly, FSMA contains provisions making it an offense to engage in certain market behavior and prohibits market abuse through the misuse of information, the giving of false or misleading impressions or the creation of market distortions. Breaches of those provisions give rise to the risk of criminal or civil sanctions, including financial penalties. It should be noted, that under FSMA, ICE Futures, as an RIE, enjoys statutory immunity in respect of any claims for damages brought against it relating to any actions it has undertaken (or in respect of any action it has failed to take), in good faith, in the discharge of its regulatory function.

Currently, there is no consolidated approach to the regulation of commodity and commodity derivatives trading in the various jurisdictions within the European Union (E.U.). We have reviewed the applicable laws and, where appropriate, have taken steps to ensure that we have obtained the relevant license or authorization to operate in relevant jurisdictions. However, a series of Europe-wide initiatives will introduce a more harmonized approach to regulation in this area. In particular, the Market Abuse Directive (Directive 2003/06/EC) which came into force in October 2004 introduced a specific prohibition against insider dealing in commodity derivative products. Further, the Markets in Financial Instruments Directive (Directive 2004/39/EC), or MIFID, which will come into force in November 2007, will introduce a harmonized approach to the licensing of services relating to commodity derivatives across the E.U. The proposals also impose greater regulatory burdens on E.U.-based operators of regulated markets, alternative trading systems and authorized firms in the commodity derivatives area but will also introduce the concept of a pan-European “passport” allowing us to offer services in all E.U. member states in which our participants are based on the basis of UK regulation. We will review our regulatory licenses in light of the implementation of MIFID to ensure that they meet our requirements.

Legal Proceedings

NYMEX Claim of Infringement

On September 29, 2005, the U.S. District Court for the Southern District of New York granted our motion for summary judgment dismissing all claims brought by NYMEX against us in an action commenced in November 2002. NYMEX’s complaint alleged copyright infringement by us on the basis of our use of NYMEX’s publicly available settlement prices in two of our cleared OTC contracts. The complaint also alleged that we infringe and dilute NYMEX’s trademark rights by referring to NYMEX trademarks in certain of our swap contract specifications and that we tortiously interfered with a contract between NYMEX and the data provider that provides us with the NYMEX settlement prices pursuant to a license. In dismissing all of NYMEX’s claims, the court found that NYMEX’s settlement prices were not copyrightable works as a matter of law, and we had not engaged in copyright or trademark infringement in referencing NYMEX’s publicly available settlement prices. The trademark dilution and tortious interference claims, which are state law claims, were dismissed on jurisdictional grounds. While the court granted summary judgment in our favor on all claims, NYMEX is currently appealing the decision regarding the copyright claims and state law claims in the Second Circuit Court of Appeals. If NYMEX continues with its appeal, or proceeds with a claim in state court, we intend to vigorously defend these actions. We do not believe that the resolution of this matter will have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

MBF Clearing Corp. Antitrust Claims

On February 2, 2006, MBF Clearing Corp. filed a complaint against us in the U.S. District Court for the Southern District of New York asserting that we have monopoly power in the markets for electronic trading of Brent Crude Oil futures and certain other energy contracts. On March 22, 2006, we filed a motion to dismiss all of MBF Clearing’s claims in the complaint. Rather than responding to our motion, MBF Clearing filed an amended complaint dropping one state law claim, and adding allegations that actions taken by us with respect to MBF Clearing were taken with the intention of foreclosing competition from contracts presently traded or to be traded on NYMEX’s electronic trading platform. MBF Clearing, which is a major NYMEX clearing and trading firm and a market maker for certain NYMEX electronic contracts, alleges that we disconnected MBF Clearing’s access to our trading platform and denied MBF Clearing information from ICE Data in breach of a contract with MBF Clearing and in violation of U.S. antitrust laws. MBF Clearing also alleges, among other things, that we have engaged in tortious interference with contract and business advantage. The amended complaint does not specify the amount of damages alleged to have been caused to MBF Clearing but requests that MBF Clearing be awarded treble and punitive damages. We intend to vigorously defend these claims. On June 5, 2006, we filed a renewed motion to dismiss all of MBF Clearing’s claims and MBF Clearing filed its brief in opposition of our motion to dismiss on July 12, 2006. Briefing is still ongoing and we plan on filing a reply brief in the near future. We do not believe that the resolution of this matter will have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

The following table provides information regarding our directors and executive officers:

Name	Age	Title

Jeffrey C. Sprecher	51	Chairman of the Board and Chief Executive Officer
Charles R. Crisp	58	Director
Jean-Marc Forneri	46	Director
Sir Robert Reid	72	Director
Frederic V. Salerno	63	Director
Richard L. Sandor, Ph.D.	64	Director
Judith A. Sprieser	52	Director
Vincent Tese	63	Director
Charles A. Vice	43	President and Chief Operating Officer
Richard V. Spencer	52	Senior Vice President, Chief Financial Officer
David S. Goone	45	Senior Vice President, Chief Strategic Officer
Edwin D. Marcial	39	Senior Vice President, Chief Technology Officer
Johnathan H. Short	40	Senior Vice President, General Counsel and Corporate Secretary
David J. Peniket	40	President and Chief Operating Officer, ICE Futures

Directors

Jeffrey C. Sprecher.  Mr. Sprecher has been a director and our Chief Executive Officer since our inception and has served as our Chairman of the Board since November 2002. As our Chief Executive Officer, he is responsible for our strategic direction, operation, and financial performance. Mr. Sprecher purchased Continental Power Exchange, Inc., our predecessor company, in 1997. Prior to joining Continental Power Exchange, Inc., Mr. Sprecher held a number of positions, including President, over a fourteen-year period with Western Power Group, Inc., a developer, owner and operator of large central-station power plants. While with Western Power, Mr. Sprecher was responsible for a number of significant financings. In 2002, Mr. Sprecher was recognized by Business Week magazine as one of its Top Entrepreneurs. Mr. Sprecher holds a B.S. degree in Chemical Engineering from the University of Wisconsin and an MBA from Pepperdine University.

Charles R. Crisp.  Mr. Crisp, who has been a director since November 2002, is the retired President and Chief Executive officer of Coral Energy, a Shell Oil affiliate responsible for wholesale gas and power activities. He served in this position from 1999 until his retirement in October 2000, and was President and Chief Operating Officer of Coral Energy from January 1998 through February 1999. Prior to that, Mr. Crisp served as President of the power generation group of Houston Industries and, between 1988 and 1996, served as President and Chief Operating Officer of Tejas Gas Corporation. Mr. Crisp currently serves as a director of EOG Resources, Inc., AGL Resources, Inc. and Targa Resources, Inc.

Jean-Marc Forneri.  Mr. Forneri, who has been a director since November 2002, is founder and senior partner of Bucephale Finance, a boutique M&A firm specializing in large transactions for French corporations, foreign investors and private equity firms. For the seven years prior to Bucephale’s founding, Mr. Forneri headed the investment banking business of Credit Suisse First Boston in Paris. He was Managing Director and Head of Credit Suisse First Boston France S.A., and Vice Chairman, Europe. Prior to that, Mr. Forneri was a Partner of Demachy Worms & Cie Finance from 1994 to 1996, where he was in charge of investment banking activities of Group Worms. Mr. Forneri is also a Director of Balmain SA, Banque Lyonnaise Bonnasse, SAGEM, SNECMA and Friends of Paris Museum of Modern Art.

Sir Robert Reid.  Sir Robert Reid, who has been a director since June 2001, was the Deputy Governor of the Halifax Bank of Scotland from 1997 until 2004 and has served since 1999 as the Chairman of ICE Futures, our subsidiary. He spent much of his career at Shell International Petroleum Company Limited, and served as Chairman and Chief Executive of Shell U.K. Limited from 1985 until 1990. He became Chairman of the British Railways Board in 1990, and retired from that post in 1995. From 1994 to 1997, he was Chairman of London Electricity. He was Chairman of the Council of The Industrial Society between 1993 and 1997, Chairman of Sears plc from 1995 until 1999, Chairman of Sondex Limited from 1999 until 2002 and Chairman of Kings Cross Partnership from 1999 until 2003. He also served as a Non-Executive Director on the boards of Avis Europe from 2002 until 2004 (Chairman) and Sun Life Financial Services of Canada from 1999 until 2004. He has served on the boards of directors of The Merchants Trust since 1995, Siemens plc since 1998, CHC Helicopter Corporation since 2004 and Milton Keynes Partnership Committee (Chairman) since 2004. He received his Knighthood in Queen Elizabeth’s 1990 Birthday Honours.

Frederic V. Salerno.  Mr. Salerno, who has been a director since November 2002, is the former Vice Chairman of Verizon Communications, Inc. Before the merger of Bell Atlantic and GTE, Mr. Salerno was Senior Executive Vice President, Chief Financial Officer and served in the Office of the Chairman of Bell Atlantic from 1997 to 2001. Prior to joining Bell Atlantic, he served as Executive Vice President and Chief Operating Officer of New England Telephone from 1985 to 1987, President and Chief Executive Officer of New York Telephone from 1987 to 1991 and Vice Chairman — Finance and Business Development at NYNEX from 1991 to 1997. Mr. Salerno served on the boards of directors of Verizon Communications, Inc. from 1991 to 2001, AVNET, Inc. from 1993 to 2003 and was Chairman of Orion Power from 1999 until its sale in 2001. He has served on the boards of directors of The Bear Stearns Companies, Inc. since 1993, Viacom, Inc. since 1996, Consolidated Edison, Inc. since 2002, Akamai Technologies, Inc. since 2002 and Popular, Inc. since 2003.

Richard L. Sandor.  Dr. Sandor, who has been a director since November 2002, is the Chairman and Chief Executive Officer of the Chicago Climate Exchange, Inc., a position he has held since 2002, and serves as Chairman of Climate Exchange PLC, a position he has held since 2003. Previously, he served as Chairman and Chief Executive Officer of Environmental Financial Products, L.L.C. from 1993 to 1998. Prior to the creation of Chicago Climate Exchange and Environmental Financial Products, Dr. Sandor was a senior financial markets executive with Kidder Peabody from 1991 to 1993, Banque Indosuez from 1990 to 1991 and Drexel Burnham Lambert from 1982 to 1990. Dr. Sandor has served as a Non-Resident Director of the Chicago Board of Trade, as its Second Vice-Chairman of Strategy and, for more than three years, as its Chief Economist. Dr. Sandor is currently a director of American Electric Power, Millennium Cell, Bear Stearns Financial Products, Inc. and its subsidiary, Bear Stearns Trading Risk Management, Inc. He is also a member of the design committee of the Dow Jones Sustainability Index. Dr. Sandor is currently a Research Professor at the Kellogg Graduate School of Management at Northwestern University and has been a faculty member of the School of Business Administration at the University of California, Berkeley and at Stanford University.

Judith A. Sprieser.  Ms. Sprieser, who has been a director since April 2004, was the Chief Executive Officer of Transora, Inc., a technology software and services company until March 2005. Prior to founding Transora in 2000, Ms. Sprieser was Executive Vice President of Sara Lee Corporation, serving prior to that as Sara Lee’s Chief Financial Officer. Ms. Sprieser has been a member of the boards of directors of Allstate Insurance Company since 1999, USG Corporation since 1994, Reckitt Benckiser, plc since 2003, and CBS Corporation since 2006 and is a member of Northwestern University’s Board of Trustees. She has a B.A. degree and an MBA from Northwestern University.

Vincent Tese.  Mr. Tese, who has been a director since April 2004, currently serves as Chairman of Wireless Cable International, Inc., a position he has held since 1995. Previously, he served as New York State Superintendent of Banks from 1983 to 1985, Chairman and Chief Executive Officer of the Urban Development Corporation from 1985 to 1994, Director of Economic Development for New York State from 1987 to 1994, and Commissioner and Vice Chairman of the Port Authority of New York and New Jersey from 1991 to 1995. Mr. Tese also served as a Partner in the law firm of Tese & Tese from 1973 to 1977. He was a Partner in the Sinclair Group, a commodities trading and investment management company from 1977 to 1982, where he traded on the COMEX. He was also a co-founder of Cross Country Cable TV. Mr. Tese is a member of the boards of directors of The Bear Stearns Companies, Inc., Bowne & Co., Inc., Cablevision, Inc., Mack-Cali Reality Corporation and Gabelli Asset Management and serves as a trustee of New York University School of Law and New York Presbyterian Hospital.

Mr. Tese has a B.A. degree in accounting from Pace University, a J.D. degree from Brooklyn Law School and a LL.M. degree in taxation from New York University School of Law.

Executive Officers

Jeffrey C. Sprecher.  See above biography of Mr. Sprecher under “Directors.”

Charles A. Vice.  Mr. Vice has served as our President since October 2005 and our Chief Operating Officer since July 2001. As our President and Chief Operating Officer, Mr. Vice is responsible for overseeing our operations, including market development, customer support and business development activities. He has over 15 years of experience in applying information technology in the energy industry. Mr. Vice joined Continental Power Exchange, Inc. as a marketing director during its startup in 1994, and prior thereto was a principal with Energy Management Associates for five years, providing consulting services to energy firms. From 1985 to 1988, he was a systems analyst with Electronic Data Systems. Mr. Vice holds a B.S. degree in Mechanical Engineering from the University of Alabama and an MBA from Vanderbilt University.

Richard V. Spencer.  Mr. Spencer has served as our Chief Financial Officer since December 2001. As our Senior Vice President, Chief Financial Officer, he is responsible for overseeing all aspects of our finance and accounting functions, including treasury, tax, cash management and investor relations. Mr. Spencer joined us from Crossroads Investment Advisers, L.P., a venture capital and strategic private equity investment organization, where he served as President from 1998 to 2001. Previously, he was a senior vice president with the Private Funds Group of Donaldson, Lufkin & Jenrette. Prior to joining Donaldson, Lufkin & Jenrette, Mr. Spencer was a director with the Private Equity Group of Merrill Lynch in Atlanta. From 1990 to 1994, he oversaw the Canadian operations of First Chicago. He also worked in corporate finance, marketing and underwriting roles for Bear, Stearns and Co., Inc. and Goldman, Sachs & Co. Mr. Spencer has a B.A. degree in Economics from Rollins College. He has also completed the Advanced Management Program at Duke University’s Fuqua School of Business.

David S. Goone.  Mr. Goone has served as our Senior Vice President, Chief Strategic Officer since May 2006 and as our Senior Vice President, Business Development and Sales since March 2001. He is responsible for the expansion of our product line, including futures products and trading capabilities for our electronic platform. Prior to joining us, Mr. Goone served as the Managing Director, Product Development and Sales at the Chicago Mercantile Exchange, where he worked for nine years. From 1989 through 1992, Mr. Goone was Vice President at Indosuez Carr Futures, where he developed institutional and corporate business. Prior to joining Indosuez, Mr. Goone worked at Chase Manhattan Bank, where he developed and managed their exchange-traded foreign currency options operation at the Chicago Mercantile Exchange. Mr. Goone holds a B.S. degree in Accountancy from the University of Illinois at Urbana-Champaign.

Edwin D. Marcial.  Mr. Marcial has served as our Senior Vice President, Chief Technology Officer since February 2000. He is responsible for all systems development and our overall technology strategy. He also oversees the software design and development initiatives of our information technology professionals in the areas of project management, architecture, software development and quality assurance. Mr. Marcial joined the software development team at Continental Power Exchange, Inc. in 1996 and has 14 years of information technology experience building large-scale systems in the energy industry. Prior to joining Continental Power Exchange, Inc., he led design and development teams at Harris Corporation building software systems for the company’s energy controls division. Mr. Marcial has a B.S. degree in Computer Science from the College of Engineering at the University of Florida.

Johnathan H. Short.  Mr. Short has served as our Senior Vice President, General Counsel and Corporate Secretary since June 2004. In his role as General Counsel, he is responsible for managing our legal and regulatory affairs. As Corporate Secretary, he is also responsible for a variety of our corporate governance matters. Prior to joining us, Mr. Short was a partner at McKenna Long & Aldridge LLP, a national law firm with approximately 350 attorneys. Mr. Short practiced in the corporate law group of McKenna, Long & Aldridge (and its predecessor firm, Long Aldridge & Norman LLP) from November 1994 until he joined us in June 2004. From April 1991 until October 1994, he practiced in the commercial litigation department of Long Aldridge & Norman LLP. Mr. Short holds a J.D. from the University of Florida, College of Law, and a B.S. in Accounting from the University of Florida, Fisher School of Accounting.

David J. Peniket.  Mr. Peniket has served as President, ICE Futures, since October 2005 and Chief Operating Officer, ICE Futures, since January 2005. Mr. Peniket is responsible for ICE Futures’ finance function, technology and market operations, human resources, business development and regulation and risk management. Prior to assuming the role of Chief Operating Officer, Mr. Peniket served as Director of Finance of ICE Futures since May 2000. Before joining ICE Futures in 1999, Mr. Peniket worked for seven years at KPMG, where he trained as an accountant and was a consultant in its financial management practice. Mr. Peniket was Research Assistant to John Cartwright MP from 1988 to 1991. He holds a B.Sc. (Econ) degree in Economics from the London School of Economics and Political Science and is a Chartered Accountant.

Board of Directors

Our board of directors consists of eight members. Our board of directors is elected annually, and each director holds office for a one-year term.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee.  Our audit committee consists of Messrs. Salerno, Forneri and Crisp. Mr. Salerno serves as the chair of the audit committee and is our audit committee financial expert under SEC rules and regulations. We believe that the composition of our audit committee meets the requirements for independence under current rules and regulations of the SEC and the New York Stock Exchange, and we intend to comply with future requirements to the extent they become applicable to us. Our audit committee, among other things, oversees the engagement of our independent public accountants, reviews our financial statements and the scope of annual external and internal audits and considers matters relating to accounting policies and internal controls. The audit committee is governed by a charter that complies with the rules of the SEC and the New York Stock Exchange.

Compensation Committee.  Our compensation committee consists of Ms. Sprieser and Messrs. Tese and Forneri. Ms. Sprieser serves as the chair of our compensation committee. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, current rules and regulations of the SEC and the New York Stock Exchange. We intend to comply with future requirements to the extent they become applicable to us. The compensation committee, among other things, reviews, approves and makes recommendations to our board of directors concerning our compensation practices, policies and procedures for our executive officers. The compensation committee is governed by a charter that complies with the rules of the SEC and the New York Stock Exchange.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Messrs. Tese and Crisp. Mr. Tese serves as the chair of the nominating and corporate governance committee. The nominating and corporate governance committee, among other things, identifies, nominates and recommends individuals to the board of directors and develops and recommends to the board of directors a set of corporate governance principles applicable to us. The nominating and corporate governance committee is governed by a charter that complies with the rules of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Directors who are also our employees do not receive additional compensation for serving as directors. In 2005, non-employee directors were paid an annual retainer of $30,000, which amount may be taken as restricted shares of our common stock that vest over three years under our 2003 Restricted Stock Deferral Plan for Outside Directors.

Non-employee directors received a fee of $1,500 for attendance at each meeting of the board of directors and each committee meeting. Members of the audit committee received a fee of $3,000 for attendance at each meeting of the audit committee. Both of these meeting fees may be taken in the form of restricted shares of our common stock that vest over three years under our 2003 Restricted Stock Deferral Plan for Outside Directors. Non-employee directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of our board of directors. Non-employee directors are eligible for grants of stock options under the 2000 Stock Option Plan, grants of restricted stock under our 2004 Restricted Stock Plan, and grants of equity awards under the 2005 Equity Incentive Plan.

For 2006, the compensation committee and board of directors have approved various changes to the director compensation program. These changes consist of the following:

•	An increase in the annual retainer to $45,000 and an elimination of all board of directors and committee meeting fees.

•	Adoption of annual retainers for each committee member as follows:

•	audit committee — $10,000;

•	compensation committee — $6,000; and

•	nominating and corporate governance committee — $3,000.

•	Adoption of committee chairperson retainers (in lieu of the above annual retainers) for each committee of the board of directors as follows:

•	audit committee — $25,000;

•	compensation committee — $15,000; and

•	nominating and corporate governance committee — $8,000.

•	Adoption of equity grant guidelines for service on the board of directors as follows:

•	initial grant to new non-employee member: $200,000 in the form of restricted stock units that vest in equal annual installments over three years (with the number of units calculated at the time of grant by dividing the annual grant value by the price per share at the date of grant); and

•	annual grant to existing non-employee member: $100,000 in the form of restricted stock units that vest one year from the date of grant (with the number of units calculated at the time of grant by dividing the annual grant value by the price per share at the date of grant).

•	Continuation of a restricted share deferral mechanism for cash fees through the 2003 Restricted Stock Deferral Plan for Outside Directors as made through annual elections prior to the year of service, with a 10% discount on the value of common stock for any fees deferred through this method.

We have entered into an employment agreement with our sole director who is also an employee of our company, Jeffrey C. Sprecher, as described under “Executive Compensation — Employment Agreements.”

ICE Futures Board of Directors

Our wholly-owned subsidiary, ICE Futures, is an entity organized under the laws of the United Kingdom and is a Recognized Investment Exchange under the Financial Services and Markets Act 2000. At the time of our acquisition of ICE Futures, we committed to maintain an appropriate corporate governance structure for ICE Futures to ensure its compliance with the obligations under U.K. law and with its regulatory obligations applicable to it as a Recognized Investment Exchange. We agreed that ICE Futures’ board of directors should continue to have primary responsibility for ensuring this compliance, and ICE Futures agreed that it would retain at least two independent non-executive directors. ICE Futures’ board of directors operates in accordance with a code of practice that ICE Futures adopted in April 2000. The code of practice, which is not legally binding, provides for consultation with market participants on various matters.

Executive Compensation

The following table sets forth the cash and non-cash compensation paid for the fiscal years ended December 31, 2005, 2004 and 2003, to (i) our chief executive officer, (ii) our four most highly compensated executive officers (based on combined salary and bonus) other than the chief executive officer during the fiscal year ended December 31, 2005 and (iii) a former officer of ICE Futures who would have been included in the above category had he still been serving as an officer at December 31, 2005 (collectively, the Named Executive Officers).

Summary Compensation Table

						Long-Term
						Compensation Awards
							Securities
		Annual Compensation				Restricted	Underlying
	Fiscal			Other Annual		Stock Unit	Options/	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)		Awards ($)(1)	SARS (#)	Compensation ($)

Jeffrey C. Sprecher	2005	675,750	1,013,625	—		—	—	21,730	(2)
Chairman and Chief	2004	603,750	431,681	421,498	(2)	3,533,400	—	21,236	(2)
Executive Officer	2003	603,750	333,572	246,749	(2)	—	225,000	21,268	(2)
Charles A. Vice	2005	420,000	504,000	—		—	—	19,470	(3)
President and Chief	2004	420,000	231,000	—		1,500,000	—	16,949	(3)
Operating Officer	2003	420,000	178,500	—		—	108,050	10,000	(3)
Richard V. Spencer	2005	420,000	504,000	—		—	—	21,265	(4)
Senior Vice President,	2004	420,000	231,000	—		1,500,000	—	18,263	(4)
Chief Financial Officer	2003	420,000	178,500	—		—	108,050	10,000	(4)
David S. Goone	2005	400,000	524,000	—		—	—	18,406	(5)
Senior Vice President,	2004	338,000	185,900	—		930,000	—	16,152	(5)
Business Dev. & Sales	2003	338,000	143,650	—		—	82,625	10,000	(5)
Edwin D. Marcial	2005	350,000	250,250	—		—	—	16,347	(6)
Senior Vice President,	2004	350,000	192,500	—		1,250,000	—	14,621	(6)
Chief Technology Officer	2003	350,000	148,750	—		—	82,625	10,000	(6)
Dr. Richard Ward	2005	446,072	245,339	—		369,750	—	89,214	(7)
Vice Chairman,	2004	448,252	190,507	—		670,000	—	89,650	(7)
ICE Futures	2003	400,355	170,151	—		—	57,837	80,071	(7)

(1)	Restricted stock unit awards were granted at a fair market value of $8.00 per share as determined by our board of directors primarily based on a valuation performed by an independent third party. Of the shares, 50% of the shares are time-vesting shares that vest over four years (25% after one year and the balance vesting ratably over the remaining 36 months), and the other 50% of the shares are performance-vesting shares that vest based on the achievement of cumulative earnings before interest, taxes, depreciation and amortization performance vs. pre-established targets between 2005 and 2007. On February 22, 2006, the compensation committee approved awards of restricted stock units that vest ratably over three years at a fair market value of $49.23 per share. This grant was comprised of the following: Mr. Sprecher (19,200 shares), Mr. Vice (9,000 shares), Mr. Spencer (9,000 shares), Mr. Goone (9,000 shares) and Mr. Marcial (5,900 shares).

(2)	In May 2006, the compensation committee approved a salary increase for Mr. Sprecher from $675,750 to $725,000 per year, effective as of January 1, 2006, and approved an increase in the annual bonus target for Mr. Sprecher to 85% of his annual base salary. Other annual compensation for Mr. Sprecher includes loan forgiveness and related gross up of tax allowance amount (Continental Power Exchange, Inc.’s portion of limited liability company tax liability) of $349,498 in 2004 ($201,136, plus gross up of $148,362) and $174,749 in 2003 ($100,568, plus gross up of $74,181), and payment of an Atlanta housing and travel allowance ($72,000 in 2004 and $72,000 in 2003). All other compensation includes payment of an individual disability income policy ($8,479 in 2005, $8,988 in 2004 and $9,478 in 2003), payment of a term life insurance policy ($2,751 in 2005, $1,998 in 2004 and $1,790 in 2003), and the employer match in our 401(k) plan ($10,500 in 2005, $10,250 in 2004 and $10,000 in 2003).

(3)	In May 2006, the compensation committee approved a salary increase for Mr. Vice from $420,000 to $500,000 per year, effective as of January 1, 2006, and approved an increase in the annual bonus target for Mr. Vice to 70% of his annual base salary. All other compensation for Mr. Vice includes the employer match in our 401(k) plan ($10,500 in 2005, $10,250 in 2004 and $10,000 in 2003), payment of an individual disability income policy ($7,763 in 2005 and $5,822 in 2004), and payment of a term life insurance policy ($1,207 in 2005 and $877 in 2004).

(4)	In May 2006, the compensation committee approved a salary increase for Mr. Spencer from $420,000 to $460,000 per year, effective as of January 1, 2006. All other compensation for Mr. Spencer includes the employer match in our 401(k) plan ($10,500 in 2005, $10,250 in 2004 and $10,000 in 2003), payment of an individual disability income policy ($8,179 in 2005 and $6,134 in 2004), and payment of a term life insurance policy ($2,586 in 2005 and $1,879 in 2004).

(5)	In May 2006, the compensation committee approved a salary increase for Mr. Goone from $400,000 to $460,000 per year, effective as of January 1, 2006. All other compensation for Mr. Goone includes the employer match in our 401(k) plan ($10,500 in 2005, $10,250 in 2004 and $10,000 in 2003), payment of an individual disability income policy ($6,763 in 2005 and $5,072 in 2004), and payment of a term life insurance policy ($1,143 in 2005 and $830 in 2004).

(6)	In May 2006, the compensation committee approved a salary increase for Mr. Marcial from $350,000 to $365,000 per year, effective as of January 1, 2006. All other compensation for Mr. Marcial includes the employer match in our 401(k) plan ($10,500 in 2005, $10,250 in 2004 and $10,000 in 2003), payment of an individual disability income policy ($5,262 in 2005 and $3,946 in 2004), and payment of a term life insurance policy ($585 in 2005 and $425 in 2004).

(7)	All figures for Dr. Ward have been converted to U.S. dollars using the average exchange rate of pounds sterling per U.S. dollar in each year (1.8207 pounds sterling per U.S. dollar in 2005, 1.8296 in 2004 and 1.6341 in 2003). All other compensation includes a pension contribution of 20% of salary. Pursuant to a Letter Agreement dated as of October 24, 2005, Dr. Ward terminated his service as Vice Chairman of ICE Futures on April 24, 2006. He received a one-time payment of £122,500 as of the termination date. Dr. Ward will be paid £19,560 per month pursuant to a Consulting Agreement entered into as of October 24, 2005 for the period from April 24, 2006 through October 24, 2006. He also remains eligible for our benefits and pension plan through October 24, 2006.

Employment Agreements

We have entered into employment agreements with each of Messrs. Sprecher, Vice, Spencer, Goone and Marcial.

Term of Employment

Each agreement provides for an initial employment term of two or three years, depending on the employee. The term of each agreement will be automatically extended every six months unless either we or the employee, prior to the date of extension, give written notice to the other that there will be no extension. The extension will be for a term equal to the initial term — that is, two or three years, depending on the employee. The effect of this provision is to ensure that the term remaining under any of these agreements is never more than six months less than the initial term. The initial term is three years for Messrs. Sprecher, Vice, Spencer and Goone, and two years for Mr. Marcial.

Compensation

Each employment agreement provides for an initial annual base salary. Each of these employees is also eligible to receive an annual bonus and to receive from time to time grants of awards under our 2000 Stock Option Plan, 2004 Restricted Stock Plan and 2005 Equity Incentive Plan, in each case as set by the compensation committee or by our board of directors as a whole.

Termination

If we terminate an employee for “cause”, as such term is defined below, or any such employee resigns other than for “good reason”, as such term is defined below, we must pay the employee, among other benefits, all accrued but unpaid salary, annual bonus, if any, and unreimbursed expenses. In the event that we terminate any employee other than for cause or the employee resigns for good reason, we must compensate the employee as follows:

Termination Following a Change in Control.  If the termination occurs after the effective date of a change in control of us, we must pay the employee a lump sum amount of cash equal to a multiple of his salary and bonus. This multiple is three for Messrs. Sprecher, Vice, Spencer and Goone, and two for Mr. Marcial. In these circumstances, the applicable bonus amount will be the greater of the employee’s last annual bonus and the employee’s target bonus, as previously determined by the board of directors, for the year in which the employee is terminated. We will also provide gross up payments to the terminated employee as necessary to compensate him for liability for certain excise taxes that may become due as a result of payments called for under the employment agreement.

An employee terminated following, or as a result of, a change in control will be entitled to exercise his stock options that had been granted after entering into the employment agreement for the same period as if the employee had continued in employment through the remainder of his term. All of the employee’s stock options granted after the date of the employment agreement will become exercisable upon the employee’s termination.

Termination Unrelated to a Change in Control.  If the termination of an employee is unrelated to a change in control, we must continue to pay his salary and bonus for the remainder of the employment term, over time as it would normally be paid, with the bonus so paid equal to the greater of the last annual bonus paid to him prior to termination and his target bonus for the applicable year. In addition, any stock options granted after the date of the applicable employment agreement will become exercisable upon the employee’s termination.

“Cause”, as used in the employment agreements, generally means: (1) the employee is convicted of, pleads guilty to, or otherwise admits to any felony or act of fraud, misappropriation or embezzlement; (2) the employee knowingly engages or fails to engage in any act or course of conduct that is (a) reasonably likely to adversely affect our rights or qualification under applicable laws, rules or regulations to serve as an exchange or other form of a marketplace for trading commodities or (b) that violates the rules of any exchange or market on which we effect trades (or at such time are actively contemplating effecting trades) and is reasonably likely to lead to a denial of our right or qualification to effect trades on such exchange or market; (3) there is any act or omission by the employee involving malfeasance or gross negligence in the performance of his duties and responsibilities or the exercise of his powers to the material detriment of us; or (4) the employee (a) breaches any of the covenants made under his employment agreement or (b) violates any provision of any code of conduct adopted by us that applies to him if the consequence to such violation ordinarily would be a termination of his employment.

“Good reason” generally means: (1) there is a material reduction or, after a change in control, any reduction, in the employee’s base salary or opportunity to receive any annual bonus and stock option grants without the employee’s express written consent; (2) there is a material reduction or, after a change in control, any reduction in the scope, importance or prestige of the employee’s duties; (3) we transfer the employee’s primary work site to a site that is more than thirty miles from his then current work site; (4) we, after a change in control, change the employee’s job title or fail to continue to make available to the employee the same or equivalent plans, programs and policies; (5) there is a material breach or, after a change in control, any breach of his employment agreement; or (6) in the case of Mr. Sprecher, we fail to nominate the employee for re-election to our board of directors.

Exclusivity

Each employment agreement permits the employee to serve on the board of directors of those business, civic and charitable organizations on which he was serving on the date that we signed his employment agreement, as long as doing so has no significant and adverse effect on the performance of his duties and responsibilities or the exercise of his powers under his employment agreement. Each employee is not permitted, however, to serve on any other boards of directors and shall not provide services to any for-profit organization on or after the date that we signed his employment agreement without the written consent of the chair of the compensation committee (in the case of Messrs. Sprecher, Vice, Spencer and Goone) or our chief executive officer (in the case of Mr. Marcial).

Non-competition

Each employee agrees under his employment agreement that for the term of his employment agreement or, if less, for the one-year period which starts on the date that his employment terminates, not to assume or perform any managerial or supervisory responsibilities and duties that are substantially the same as those that he performs for us for any other business entity that engages in any business-to-business electronic exchange for trading commodities in which we are engaged as of the date of termination of the employee’s employment or in which we propose to engage under our business plan as in effect on such date, if any site of any of the offices or equipment of such competitive business is located in the United States, Canada, Mexico, Central America, South America or in any country that is a member of the European Union. The employment agreements of Messrs. Vice, Spencer, Goone and Marcial provide that they may own up to five percent of the stock of a publicly traded company that engages in such competitive business so long as they are only passive investors and are not actively involved in such company in any way.

Non-solicitation

Each employee is restricted from soliciting, for the purpose of competing with us or our affiliates, any of our customers or customers of our affiliates with whom the employee had contact, knowledge or association (1) at any time during the employee’s employment with us or our affiliates and (2) at any time during the twenty-four month period immediately preceding the beginning of the “restricted period.” “Restricted period” means the remainder of the employee’s term of employment without regard to the reason for the employee’s termination of employment (as such initial term may have been extended under the agreement).

Each employee is restricted from soliciting, for the purpose of competing with us or our affiliates, any other officer, employee or independent contractor of us or our affiliates with whom the employee had contact, knowledge or association to terminate his or her employment or business relationship with us or our affiliates (1) at any time during the employee’s employment with us or our affiliates and (2) at any time during the twelve month period immediately preceding the beginning of the “restricted period.”

Bonuses

Each employee is eligible, under his employment agreement, to receive an annual bonus each year that is reasonable in light of his contribution for that year in relation to the contributions made and bonuses paid to our other senior executives for such year.

Other Provisions

Each of the employees named above is subject to customary confidentiality provisions during the term of employment and for a specified period after termination, and each must not use or disclose any of our trade secrets for as long as they remain trade secrets.

Benefit Plans

Our U.S. employees are eligible to participate in our 401(k) and Profit Sharing Plan, which was implemented on October 1, 2001. We offer to match 100% of the first 5% of the eligible employee’s compensation contributed to the plan, subject to plan and statutory limits.

Our U.K.-based subsidiaries have a defined contribution pension plan for eligible employees. We contribute a percentage of the employee’s base salary to the plan each month and employees are able to make additional voluntary contributions, subject to plan and statutory limits. Our contributions range from 10% to 20% of an employee’s base salary.

Our benefit plans include the 2000 Stock Option Plan, the 2003 Restricted Stock Deferral Plan for Outside Directors, the 2004 Restricted Stock Plan and the 2005 Equity Incentive Plan, which provide for the issuance of stock options, restricted stock or restricted stock units or other awards that may be exercised for or converted into, as the case may be, shares of our common stock. Each of these plans currently provides for the issuance of Class A2 shares upon exercise, conversion or vesting of outstanding awards. Effective May 20, 2006, each plan has been amended to provide for the issuance of common stock upon exercise, conversion or vesting of outstanding awards, and all awards issued from that date under the plans will entitle the holder to receive shares of common stock.

2000 Stock Option Plan

We adopted the 2000 Stock Option Plan in June 2000 and it was approved by our stockholders on June 23, 2000 for the purposes of attracting, retaining and rewarding our employees and directors. The 2000 Stock Option Plan authorizes the issuance of up to 5,250,000 shares of common stock upon the exercise of options under the plan. Both incentive and nonqualified options may be granted under and generally vest over four years. Options may be exercised up to ten years after the date of grant, but generally expire 14 days after termination of employment or service as a director.

In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by us, the compensation committee will conclusively determine the adjustment to the number of shares covered by the 2000 Stock Option Plan, the number of shares covered by each outstanding option and the exercise price of each option.

Eligibility.  Options may be granted to any individual employed by us, within the meaning of Section 3401 of the Internal Revenue Code of 1986, as amended, or the Code, or to any of our directors, as the compensation committee may determine.

Administration.  The compensation committee administers the 2000 Stock Option Plan. The compensation committee has the authority to interpret and construe the plan, grant options and determine who will receive options and the number of shares to be granted subject to exercise of options issued under the plan. All determinations of the compensation committee with respect to the interpretation and construction of the 2000 Stock Option Plan are final.

Nonassignability.  Options may be exercised only by the grantee and may not be assigned or transferred during the grantee’s lifetime.

Amendment; Termination.  The board of directors may terminate or amend the 2000 Stock Option Plan, except that no such termination or amendment may increase the number of shares subject to the 2000 Stock Option Plan or change the class of individuals eligible to receive options without the approval of our shareholders. In addition, no amendment may, without the grantee’s consent, materially adversely affect a previously granted option.

2003 Restricted Stock Deferral Plan for Outside Directors

We adopted the 2003 Restricted Stock Deferral Plan for Outside Directors, or the 2003 Directors Plan for the purpose of attracting and retaining outside directors. Under the 2003 Directors Plan, members of the board of directors can elect to receive up to 100% of their retainer and meeting fees in restricted stock or restricted stock units. The 2003 Directors Plan authorizes the issuance of up to an aggregate of 250,000 shares of common stock under the plan. Shares of restricted stock will be issued, or restricted stock units will be credited, as of the end of each calendar quarter with respect to retainer and meeting fees otherwise payable in that quarter. Beginning in 2006, shares purchased through this deferral mechanism can be purchased at a 10% discount on the value of common stock for any fees deferred. The restricted stock or restricted stock units generally vest over a three-year period, and one-third of the shares will vest each year on the anniversary of the end of the calendar quarter when fees were payable.

In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by us, the compensation committee will conclusively determine the adjustment to the number of unissued shares of restricted stock or the number of restricted stock units.

Eligibility.  Restricted stock may be issued, or restricted units credited, to any member of the board of directors who is not a full-time employee of our company.

Administration.  The compensation committee administers the 2003 Directors Plan. The compensation committee has the authority to interpret and construe the 2003 Directors Plan, and all such determinations are final.

Nonassignability.  Restricted stock issued under the 2003 Directors Plan is not transferable and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of at any time prior to the vesting of such shares. The right to receive payments with respect to restricted stock units is generally not assignable or transferable.

Amendment; Termination.  The board of directors may at any time terminate or amend the 2003 Directors Plan. No such termination or amendment may adversely affect any outstanding restricted stock or restricted stock units.

2004 Restricted Stock Plan

In September 2004, we adopted the 2004 Restricted Stock Plan. The purpose of the 2004 Restricted Stock Plan is to attract, retain and reward individuals performing services for us.

Type of Awards.  The 2004 Restricted Stock Plan allows us to issue awards of restricted stock or restricted stock units that convert into shares of our common stock. The 2004 Restricted Stock Plan authorizes the issuance of up to an aggregate of 1,475,000 shares of common stock under the plan.

In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by us, the compensation committee will conclusively determine the adjustment to the number of shares covered by each outstanding award.

Eligibility.  Awards may be made at the sole discretion of the compensation committee to any of our employees that are members of a select group of management or highly compensated employees within the meaning of Sections 201(1), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, or to any of our directors.

Vesting may be time-based or performance-based. Vesting may be accelerated by events such as a change in control, or a sale of our company or of substantially all of our assets, but may not be deferred for more than ten years.

Administration.  The compensation committee administers the 2004 Restricted Stock Plan. The compensation committee has the authority to interpret and construe the plan, grant awards and determine who will receive awards and in what amounts. The determination of the compensation committee with respect to the interpretation and construction of the 2004 Restricted Stock Plan is final.

Nonassignability.  Awards under the 2004 Restricted Stock Plan are not assignable or transferable during the lifetime of the grantee.

Amendment; Termination.  The board of directors may, with respect to shares at the time not subject to awards, terminate or amend the plan. No such termination or amendment may, without the grantee’s consent, materially adversely affect a previously granted award.

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan was adopted by our board of directors in April 2005 and was approved by our stockholders in June 2005. The purpose of the 2005 Equity Incentive Plan is to attract, retain and reward individuals performing services for us and to motivate those individuals to contribute to the growth and profitability of our business. The 2005 Equity Incentive Plan will terminate on the tenth anniversary of its adoption.

Type of Awards.  The 2005 Equity Incentive Plan allows us to grant incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock units.

The maximum number of shares of common stock that may be issued pursuant to awards granted under the 2005 Equity Incentive Plan is 2,125,000, subject to certain adjustments. The maximum number of shares of common stock with respect to which options or stock appreciation rights may be granted during any calendar year to any grantee is 250,000 (or 500,000 for an individual hired on or after the date of the plan’s adoption), and the maximum number of shares with respect to which restricted stock or restricted stock units may by granted during any calendar year to any grantee is 125,000 (or 250,000 for an individual hired on or after the date of the plan’s adoption).

For incentive stock options and nonstatutory stock options that are intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the exercise price may not be less than 100% of the fair market value of the underlying shares as of the grant date. If the aggregate fair market value of shares as of the date of grant with respect to which incentive stock options are exercisable by an individual during a calendar year exceeds $100,000, then the option will be treated as a nonstatutory stock option. Incentive stock options granted to an individual who owns more than 10% of the combined voting power of all classes of our stock expire five years after the date of grant and must have an exercise price of at least 110% of the fair market value of a share as of the date of grant.

Options granted under our 2005 Equity Incentive Plan may be exercised by payment in cash or cash equivalents, by the tender of shares owned by the exercising party or cashless exercise.

In the event of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, separation, liquidation or other change in the corporate structure or capitalization affecting the shares, the compensation committee will conclusively determine the adjustment in the kind, exercise price (or purchase price, if applicable), and number of shares that are subject to awards, provided that adjustments to options or stock appreciation rights must comply with Section 424 of the Code.

Eligibility.  Awards may be granted to any employee, consultant or director of our company, as selected in the sole discretion of the compensation committee administering the 2005 Equity Incentive Plan.

Vesting of awards may be time-based or performance-based. In the case of options and stock appreciation rights, if employment is terminated for any reason other than for cause, the grantee may exercise vested awards for a period of three months after the date of termination. If employment is terminated for cause, the awards will terminate immediately. If employment is terminated for any or no reason, shares that have not vested may be repurchased by us at the lesser of the original exercise price or the shares’ fair market value. In the case of restricted stock and restricted stock units, if employment is terminated during the applicable restricted period as defined in the 2005 Equity Incentive Plan, any unvested shares of restricted stock and restricted stock units will be forfeited and we will pay the grantee $0.01 for each unvested share of restricted stock.

In the event of a change in control as defined in the 2005 Equity Incentive Plan, outstanding awards will become fully vested and exercisable if the surviving corporation does not assume our rights and obligations with respect to outstanding awards or does not substitute for substantially equivalent awards. Options and stock appreciation rights that are not assumed or substituted for by the surviving corporation and that are not exercised as of the date of the change in control will terminate and cease to be outstanding. Shares that have not previously been issued under restricted stock or restricted stock units and that are not assumed or substituted for by the surviving corporation will be issued.

Administration.  The terms of the 2005 Equity Incentive Plan require that it be administered by a committee consisting of two or more members of our board of directors, each of whom is an “outside director” within the meaning of Section 162(m) of the Code and a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. The composition of such committee is also required to comply with the rules of the New York Stock Exchange. Our compensation committee administers the 2005 Equity Incentive Plan. The compensation committee has the authority to determine who will be granted awards, the number of shares granted subject to such awards and all matters relating to the administration of the plan. The determination of the compensation committee with respect to the interpretation and application of the 2005 Equity Incentive Plan is final. The compensation committee may only grant awards that either comply with the requirements of Section 409A of the Code or do not result in the deferral of compensation within the meaning of Section 409A.

Nonassignability.  Awards may be exercised only by the grantee and generally may not be assigned or transferred during the grantee’s lifetime.

Amendment; Termination.  The board of directors may at any time amend or terminate the 2005 Equity Incentive Plan, subject to shareholder approval of certain amendments. No such amendment or termination may impair the rights of any grantee unless mutually agreed otherwise between the committee and the grantee.

Option Grants in the Last Fiscal Year

There were no options to purchase our stock granted to our Named Executive Officers during the year ended December 31, 2005.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth option exercises by the Named Executive Officers during the fiscal year ended December 31, 2005, including the aggregate value of gains on the date of exercise. The table also sets forth (i) the number of shares covered by options (both exercisable and unexercisable) as of December 31, 2005 and (ii) the respective value for “in-the-money” options, which represents the positive spread between the exercise price of existing options and the fair market value of our common stock on the New York Stock Exchange as of December 31, 2005 ($36.35).

Aggregated Option Exercises in 2005
and 2005 Year-End Option Values

	Number of		Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money
	Acquired on	Value	Options at Fiscal Year-End(1)		Options at Fiscal Year-End(2)
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey C. Sprecher(3)	—	—	219,037	112,500	$6,614,540	$3,189,375
Charles A. Vice(4)	33,750	805,250	55,787	54,025	1,588,257	1,531,609
Richard V. Spencer	—	—	54,025	54,025	1,531,609	1,531,609
David S. Goone	—	—	76,825	41,313	2,212,066	1,171,209
Edwin D. Marcial(5)	6,250	23,750	70,575	41,313	2,111,983	1,171,209
Dr. Richard Ward	—	—	28,919	28,919	819,839	819,839

(1)	The number of securities underlying unexercised options has been adjusted to give effect to the 1 for 4 reverse stock split of the Class A common stock that became effective immediately prior to the completion of our initial public offering of common stock in November 2005.

(2)	The value of unexercised in-the-money options at fiscal year-end was calculated by multiplying the number of securities underlying unexercised options at fiscal year-end by the difference between $36.35 (the closing price of our common stock on the New York Stock Exchange on December 31, 2005) and the strike price (between $4.20 and $8.00) of the option.

(3)	Mr. Sprecher is the controlling shareholder of Continental Power Exchange, Inc., which holds 2,197,813 of our common shares. In connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan, Continental Power Exchange, Inc. sold 209,122 shares of common stock in our initial public offering in November 2005, representing all shares of stock subject to exercisable options under the Continental Power Exchange, Inc. Stock Option Plan. As part of each holder’s agreement to terminate the Continental Power Exchange, Inc. Stock Option Plan and cancel all of their outstanding and vested options, Continental Power Exchange, Inc. paid each holder an amount equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in the offering of the respective number of shares of common stock underlying such holder’s options, less (ii) the aggregate exercise price of such holder’s respective options, less (iii) applicable Federal and state withholding taxes. Mr. Sprecher did not sell any of his interest in the offering, and Continental Power Exchange, Inc. sold solely in connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan.

(4)	Mr. Vice received a net cash payment from Continental Power Exchange, Inc. in the amount of $2,025,828 for canceling 144,222 exercisable Continental Power Exchange, Inc. options in November 2005. This amount was equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in our initial public offering of 144,222 shares of our common stock underlying these options, less (ii) the aggregate exercise price of these options, less (iii) applicable Federal and state withholding taxes. These Continental Power Exchange, Inc. options were exercisable by payment to Continental Power Exchange, Inc., not us.

(5)	Mr. Marcial received a net cash payment from Continental Power Exchange, Inc. in the amount of $561,172 for canceling 36,055 exercisable CPEX options in November 2005. This amount was equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in our initial public offering of 36,055 shares of our common stock underlying these options, less (ii) the aggregate exercise price of these options, less (iii) applicable Federal and state withholding taxes. These Continental Power Exchange, Inc. options were exercisable by payment to Continental Power Exchange, Inc., not us.

Limitation of Liability and Indemnification of Officers and Directors

Our charter generally provides that our directors will not be liable to us or to our shareholders for breach of a fiduciary duty. Our bylaws generally provide for indemnification against all losses actually incurred by directors and senior officers in connection with any action, suit or proceeding relating to their position as a director or senior officer. These provisions of our charter and bylaws are discussed further under the heading “Description of Capital Stock — Limitation of Liability and Indemnification Matters.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationships with Our Stockholders

Continental Power Exchange Put Agreement

As a part of the transactions surrounding our formation, we entered into an agreement with our predecessor company, Continental Power Exchange, Inc., on May 11, 2000. Our chief executive officer, Mr. Sprecher, owned then and continues to own substantially all the equity interests in Continental Power Exchange, Inc. Pursuant to the agreement, Continental Power Exchange, Inc. conveyed all of its assets and liabilities to us. These assets included intellectual property that we used to develop our electronic platform. In return, we issued to Continental Power Exchange, Inc. a 7.2% equity interest in our business, and we agreed to give Continental Power Exchange, Inc. a put option, by which Continental Power Exchange, Inc. could require us to buy its equity interest in our business at the purchase price equal to either our fair market value or $5 million, whichever is greater.

In connection with our initial public offering, in October 2005 we entered an agreement with Continental Power Exchange, Inc. and Mr. Sprecher to terminate the put option upon the closing of our initial public offering. In connection with the termination of the put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc. pursuant to which, as described below, we may be obligated to pay the expenses of registration of such shares, including underwriting discounts up to a maximum of $4.5 million.

Mr. Sprecher currently owns 92.5% of the equity interest in Continental Power Exchange, Inc. and holds an irrevocable proxy enabling him to vote the remaining 7.5%. Continental Power Exchange, Inc. currently has no assets other than its equity interest in us and conducts no operations.

Continental Power Exchange, Inc. Stock Option Plan

Four of our executives and employees held options that were granted between 1998 and 1999 under the Continental Power Exchange, Inc. Stock Option Plan, which was terminated in November 2005 in connection with our initial public offering. These option holders included our (i) president and chief operating officer and (ii) senior vice president, chief technology officer. These options gave the holder the right to purchase shares of our common stock from Continental Power Exchange, Inc., and were fully vested. The exercise price for these options ranged from $1.04 to $1.72 per share. In total, there were 209,122 options outstanding under the Continental Power Exchange, Inc. Stock Option Plan, which could have been exercised against Continental Power Exchange, Inc.’s total equity stake in us. In connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan, Continental Power Exchange, Inc. sold 209,122 shares of common stock in our initial public offering, representing all shares of our common stock underlying the outstanding and vested options. As part of each holder’s agreement to terminate the Stock Option Plan and cancel all of their outstanding and vested options, Continental Power Exchange, Inc. paid each holder an amount equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in the offering of the respective number of shares of common stock underlying such holder’s options, less (ii) the aggregate exercise price of such holder’s respective options, less (iii) applicable Federal and state withholding taxes. No payments were made to Mr. Sprecher in connection with the sale by Continental Power Exchange, Inc. of the 209,122 shares of common stock.

Other

From time to time, we have received investment banking services from Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. From time to time, we have also received consulting services from Goldman, Sachs & Co. and have entered into several foreign exchange forward contracts with Morgan Stanley Capital Group Inc. In 2005, we paid Morgan Stanley & Co. Incorporated $500,000 in financial advisory fees. In connection with the foreign exchange contracts, we paid Morgan Stanley & Co. Incorporated $1.2 million in 2005.

Underwriting discounts in our initial public offering in November 2005 were approximately $31.1 million. Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. were the lead underwriters of our initial public offering and each of them is an affiliate of one of our largest shareholders. SG Americas Securities, LLC was also an underwriter of our initial public offering and is an affiliate of Société Générale Financial Corporation, which is one of our largest shareholders. Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., and SG Americas Securities, LLC, along with other underwriters, received a portion of the aggregate underwriting discounts. Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. were each paid approximately $11.7 million, before expenses, and SG Americas Securities, LLC was paid approximately $915,000, before expenses, in connection with their service as underwriters for our initial public offering.

Relationships with Certain Stockholders

Registration Rights

In connection with the agreement to terminate Continental Power Exchange, Inc.’s put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc., which owns 2,197,813 shares of our outstanding common stock. All of the equity interest in Continental Power Exchange, Inc. is owned by Mr. Sprecher, our chairman and chief executive officer, and members of his family. Under this agreement, Continental Power Exchange, Inc. is entitled to require us to register for resale into the public market the common stock Continental Power Exchange, Inc. received upon conversion of its Class A2 shares it held if Mr. Sprecher’s employment with us has been terminated. In addition, we may be obligated to pay the expenses of registration of such shares, including underwriters discounts up to a maximum of $4.5 million.

In addition, in connection with our initial public offering, we entered into a registration rights agreement with certain shareholders, including, among others, The Goldman Sachs Group, Inc. and Morgan Stanley Capital Group Inc. (each an affiliate of the lead underwriters of this offering), Total Investments USA Inc. and Société Générale Financial Corporation (an affiliate of an underwriter of this offering). Each of the foregoing shareholders beneficially owns more than five percent of the outstanding shares of our common stock. The registration rights agreements contain provisions relating to S-3 demand rights, piggy-back rights and lockups, among others.

Shareholders’ Agreement

On June 14, 2001, we entered into a Shareholders’ Agreement with our then-existing shareholders. This agreement provided, among other things, the right to nominate directors to our board of directors. When our independent board was elected, the parties to the Shareholders’ Agreement voluntarily agreed not to exercise their right under the Shareholders’ Agreement to nominate directors. Instead, the nominating shareholders, acting as a group, collectively nominated and elected the members of the independent board. This agreement also provided that the nominating shareholders would nominate and elect the chief executive officer and the chairman of ICE Futures to our board of directors as long as our Class B redeemable common stock remained outstanding. Pursuant to this agreement, since the elimination of our Class B redeemable common stock, the nominating shareholders have been required to nominate either the chief executive officer or the chairman of ICE Futures to our board of directors, rather than both. The agreement also placed restrictions on the use of proxies and voting trusts with unaffiliated entities. The Shareholders’ Agreement terminated on the closing of our initial public offering in November 2005.

Relationships with Our Directors

Chicago Climate Exchange Agreements

One of our directors, Richard L. Sandor, is also the chairman, chief executive officer and principal owner of the Chicago Climate Exchange, Inc., which operates futures and OTC markets for the trading of emissions. In July 2003, we entered into an agreement with the Chicago Climate Exchange to provide hosting services for the trading of the Chicago Climate Exchange emissions on our electronic platform. Under this agreement, the Chicago Climate Exchange is required to pay us an annual license fee of $725,000 and an annual service fee of $500,000. The Chicago Climate Exchange is also required to pay us for certain technology development work at an agreed upon rate. The initial term of this agreement expires in December 2006. The terms of this agreement provide for automatic renewal for additional one year periods following the expiration of the initial term, unless either party provides at least six months’ notice of its intention not to renew.

In May 2004, we entered into a listing agreement with the Chicago Climate Exchange under which we agreed to allow the Chicago Climate Exchange to make certain emissions contracts available for trading in its emissions trading market, which we host on our platform, and to delist such contracts from trading on our platform. Pursuant to this agreement, the Chicago Climate Exchange is obligated to pay us 10% of the gross revenues earned by the Chicago Climate Exchange in connection with trading in these contracts.

In August 2004, we entered into a license agreement with the Chicago Climate Exchange in respect of certain of its intellectual property relating to an emission reduction trading system and method. Pursuant to our agreement, the Chicago Climate Exchange granted to us, our affiliates (including ICE Futures) and any of our contractors, agents and service providers a perpetual, non-exclusive, royalty-free license, including any patents or related applications thereto, in relation to such intellectual property. Pursuant to the terms of this agreement, we also acknowledged the Chicago Climate Exchange’s ownership of the intellectual property and agreed not to challenge the ownership, validity or enforceability of the intellectual property.

In addition, in August 2004, ICE Futures entered into a Cooperation and Licensing Agreement with the Chicago Climate Exchange. Pursuant to this agreement, the Chicago Climate Exchange and ICE Futures formed a cooperative relationship for the purposes of promoting the development of a European emissions trading market through, in particular, the trading of emissions contracts on our electronic platform. The agreement provides for the Chicago Climate Exchange to fund ICE Futures development and operating costs in relation to the emissions contracts, in return for which the Chicago Climate Exchange receives 75% of net transaction fee income from the emissions contracts (after the deduction of operating costs). Pursuant to an amendment to this agreement effective June 28, 2006, the amount that the Chicago Climate Exchange is entitled to receive decreased to 72.5%. In December 2004, the European Climate Exchange, which is a subsidiary of the Chicago Climate Exchange, acceded to the terms of the Cooperation and Licensing Agreement. Emissions contracts refer to any cash or spot or futures contract for European emissions allowances traded on our platform pursuant to this agreement. Consistent with, and subject to, its legal and regulatory obligations and the provisions of this agreement, ICE Futures has agreed, among other obligations, to:

•	use commercially reasonable efforts to cooperate with the Chicago Climate Exchange in the design and listing of the emissions contracts;

•	manage, in cooperation with us, the process of modifying our electronic platform and other hardware and software as necessary to allow the trading of the emissions contracts;

•	provide required market supervision, compliance and regulatory arrangements; and

•	obtain the necessary regulatory approvals to allow the trading of the emissions contracts from trading screens located in the United Kingdom, Germany, France, the Netherlands, Switzerland, Sweden, Norway, the United States, and such other countries as ICE Futures and the Chicago Climate Exchange agree.

The term of this agreement concludes on the later of December 31, 2012 and the date on which Phase I of the European Emissions Allowances Trading Scheme terminates, unless sooner terminated pursuant to special termination provisions of the agreement. The terms of this agreement provide for automatic renewal periods of one year following the conclusion of the term, unless terminated earlier by either party upon written notice provided no later than twelve months prior to the end of the term, or three months prior to the end of any renewal period.

During the three months ended March 31, 2006 and during the year ended December 31, 2005, we recognized $378,000 and $1.8 million in revenues, respectively, pursuant to these agreements.

Intercompany Agreements

License and Services Agreements

In May 2003, we entered into a Software License Agreement and an Atlanta Services Agreement with our subsidiary, ICE Futures, pursuant to which we provide ICE Futures with access to our electronic platform. Pursuant to the Software License Agreement, we have granted ICE Futures a license to use software related to our electronic platform, which ICE Futures may sub-license to its members and their customers. The Atlanta Services Agreement requires us to provide hosting, helpdesk and other services to ICE Futures. These agreements are designed to assist ICE Futures in meeting certain of its regulatory obligations as a Recognized Investment Exchange. ICE Futures is required to pay us for the license and related services pursuant to the terms of the agreements, which have been set on the same basis as we would negotiate with an unrelated third party. Similar agreements exist between ICE Futures and two of our other U.K.-based subsidiaries in respect of disaster recovery services and U.K. helpdesk services.

Recharge Agreement

In December 2002, we entered into a Recharge Agreement with ICE Futures under which ICE Futures agreed to incur costs associated with stock issued to ICE Futures employees upon their exercise of options granted under the 2000 Stock Option Plan. Under the terms of the agreement, ICE Futures is required to pay us as soon as reasonably practicable after the exercise of an option an amount equal to the difference between the option exercise price and the value of the shares on the date of exercise. The agreement, which was amended in April 2004, limits ICE Futures’ maximum liability under the Recharge Agreement to $18.0 million. ICE Futures paid us an aggregate of $19,614 under this agreement in 2005.

Other

Kelly L. Loeffler, a corporate officer and our vice president, investor and public relations, is married to Jeffrey C. Sprecher, our chairman and chief executive officer. Since joining our company in September 2002, Ms. Loeffler has reported directly to Richard V. Spencer, our senior vice president, chief financial officer. In 2005, Ms. Loeffler received total cash compensation of approximately $400,000.

PRINCIPAL AND SELLING SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of our common stock on an actual basis as of June 30, 2006 (assuming full conversion of all outstanding Class A shares into shares of common stock), and as adjusted to reflect the sale of our common stock in this offering with respect to:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of common stock;

•	each of our executive officers named in the Summary Compensation Table above under the heading “Management”;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling shareholders.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of June 30, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. As of June 30, 2006, there were 56,332,489 shares of common stock issued and outstanding, which includes 5,431,870 Class A2 shares. As part of a plan of recapitalization approved by our board of directors in connection with our initial public offering of common stock in November 2005, each Class A share became convertible at the option of the holder into an equal number of shares of common stock at any time (i) on or after February 19, 2006 (in the case of Class A1 shares, other than Class A1 shares held by holders of Class A2 shares) and (ii) on or after May 20, 2006 for all remaining Class A shares. All of the Class A1 shares have been converted into shares of common stock. This table does not reflect 1,200,000 shares that the underwriters have an option to purchase from the selling shareholders for over-allotment. As of June 30, 2006, our common stock was held by 94 shareholders of record. Certain selling shareholders are affiliates of broker-dealers (but are not themselves broker-dealers). Each of these broker-dealer affiliates purchased the securities identified in the table as beneficially owned by it in the ordinary course of business and, at the time of that purchase, had no agreements or understandings, directly or indirectly, with any person to distribute those securities. The selling shareholders that are affiliated with broker-dealers did not receive the securities to be sold in this offering as underwriting compensation. Unless indicated below, the address of each individual listed below is 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328.

	Shares Beneficially Owned			Shares Beneficially Owned
	Before the Offering		Shares Being	After the Offering
Name and Address of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage

Morgan Stanley Capital Group Inc.(1)	6,142,706	10.9%	1,766,469	4,376,237	7.8%
2000 Westchester Avenue,
Floor 1, Purchase, NY 10577
The Goldman Sachs Group, Inc.(2)	6,119,949	10.9%	1,759,925	4,360,024	7.7%
85 Broad Street,
New York, NY 10004
Total Investments USA Inc.	4,288,921	7.6%	1,233,372	3,055,549	5.4%
1105 N. Market Street,
Suite 1442, Wilmington, DE 19899
FMR Corp.(3)	4,277,362	7.6%	—	4,277,362	7.6%
82 Devonshire Street,
Boston, MA 02109
BP Products North America Inc.(4)	4,007,785	7.1%	1,139,675	2,868,110	5.1%
28100 Torch Parkway,
Warrenville, IL 60555

	Shares Beneficially Owned			Shares Beneficially Owned
	Before the Offering		Shares Being	After the Offering
Name and Address of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage

Société Générale Financial Corporation(5)	2,732,635	4.9%	785,829	1,946,806	3.5%
1221 Avenue of the Americas,
New York, NY 10020
S T Exchange Inc.(6)	1,728,526	3.1%	420,000	1,308,526	2.3%
909 Fannin Street,
Houston, TX 77010
AEP Investments, Inc.	824,871	1.5%	237,210	587,661	1.0%
1 Riverside Plaza,
Columbus, OH 43215-2373
Mirant Energy Trading, LLC	776,053	1.4%	223,171	552,882	1.0%
1155 Perimeter Center West,
Suite 130, Atlanta, GA 30338
Duke Energy Trading Exchange, LLC	741,574	1.3%	213,256	528,318	*
5400 Westheimer,
Houston, TX 77056
El Paso Merchant Energy North America Company	681,892	1.2%	196,093	485,799	*
P.O. Box 2511,
Houston, TX 77252-2511
Directors and Executive Officers:
Charles R. Crisp (7)(8)	27,413	*	—	27,413	*
Jean-Marc Forneri (7)(9)	27,243	*	—	27,243	*
Sir Robert Reid(7)	23,313	*	—	23,313	*
Frederic V. Salerno(7)	22,737	*	—	22,737	*
Dr. Richard L. Sandor(7)	25,863	*	—	25,863	*
Judith A. Sprieser(7)	27,629	*	—	27,629	*
Vincent Tese(7)	22,629	*	—	22,629	*
Jeffrey C. Sprecher(10)(11)	2,596,854	4.6%	—	2,596,854	4.6%
Richard V. Spencer(10)	116,954	*	—	116,954	*
Charles A. Vice(10)	154,966	*	—	154,966	*
David S. Goone(10)	119,946	*	—	119,946	*
Edwin D. Marcial(10)	128,029	*	—	128,029	*
All directors and executive officers as a group (14 persons)	3,425,816	6.0%	—	3,425,816	6.0%
Selling shareholders as a group	28,044,912	49.8%	7,975,000	20,069,912	35.6%

*	Represents less than 1%.

(1)	Includes 6,110,136 shares of common stock held by Morgan Stanley Capital Group Inc. and 32,570 shares of common stock held by Morgan Stanley & Co. International Limited, an affiliate of Morgan Stanley Capital Group Inc. Morgan Stanley Capital Group Inc. is an affiliate of Morgan Stanley & Co. Incorporated, a broker-dealer.

(2)	Includes 657,110 shares of common stock and 5,428,659 Class A2 shares held by The Goldman Sachs Group, Inc. and 34,180 shares of common stock held by Goldman Sachs International, an affiliate of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc. is an affiliate of Goldman, Sachs & Co., a broker-dealer.

(3)	Based solely on information in Schedule 13G dated February 14, 2006 filed by FMR Corp. and includes 3,954,862 shares of common stock held by Fidelity Management & Research Company, 183,600 shares of common stock held by Fidelity Management Trust Company and 138,900 shares of common stock held by Fidelity International Limited, each of which is an affiliate of FMR Corp.

(4)	Includes 2,833,930 shares of common stock held by BP Products North America Inc., 1,139,675 shares of common stock held by BP Foundation Inc., an affiliate of BP Products North America Inc., and 34,180 shares of common stock held by BP Oil International Limited, an affiliate of BP Products North America Inc. All 1,139,675 shares of common stock are being sold by BP Foundation Inc.

(5)	Includes 2,621,550 shares of common stock held by Société Générale Financial Corporation and 111,085 shares of common stock held by Fimat International Banque SA, an affiliate of Société Générale Financial Corporation. Société Générale Financial Corporation is an affiliate of Cowen and Company, LLC and SG Americas Securities, LLC, each of which is a broker-dealer.

(6)	Includes 34,180 shares of common stock held by Shell International Trading & Shipping Company, an affiliate of S T Exchange Inc.

(7)	Beneficial ownership of each director includes stock options exercisable within 60 days of June 30, 2006 under the 2000 Stock Option Plan, restricted stock unit awards that vest within 60 days of June 30, 2006 under the 2004 Restricted Stock Plan, and restricted stock unit awards that vest within 60 days of June 30, 2006 under the 2003 Restricted Stock Deferral Plan for Outside Directors.

(8)	Includes 4,000 shares of common stock held by Mr. Crisp’s spouse.

(9)	Includes 5,000 shares of common stock held by Atalant Inc., of which Mr. Forneri is an affiliate.

(10)	Beneficial ownership of each executive officer includes stock options exercisable within 60 days of June 30, 2006 under the 2000 Stock Option Plan, and restricted stock unit awards that vest within 60 days of June 30, 2006 under the 2004 Restricted Stock Plan.

(11)	Includes 2,197,813 shares of common stock held by Continental Power Exchange, Inc. and 36,687 shares of common stock underlying stock options exercisable within 60 days of June 30, 2006 under the 2000 Stock Option Plan held by Mr. Sprecher’s spouse. Mr. Sprecher currently owns 92.5% of the equity interest in Continental Power Exchange, Inc. and holds an irrevocable proxy enabling him to vote the remaining 7.5%. Continental Power Exchange, Inc. currently has no assets other than its equity interest in us and conducts no operations. Mr. Sprecher disclaims beneficial ownership of the shares underlying stock options held by his spouse.

ORGANIZATION

Formation of IntercontinentalExchange, Inc.

On May 11, 2000, IntercontinentalExchange, LLC, or the LLC, our predecessor entity, was formed as a Delaware limited liability company. Subsequent to its formation, the LLC created a wholly-owned subsidiary, IntercontinentalExchange, Inc., a Delaware corporation, to provide stock options to our employees. The original members of the LLC were BP Products North America Inc. (formerly known as BP Exploration & Oil, Inc.), Continental Power Exchange, Inc., DB Structured Products, Inc. (formerly known as Deutsche Bank Sharps Pixley Inc.), Elf Trading Inc. (now known as Atlantic Trading and Marketing Inc., and an affiliate of Total S.A.), The Goldman Sachs Group, Inc., MHC Investment Company, Morgan Stanley Capital Group Inc., Société Générale Financial Corporation and S T Exchange Inc. Upon the LLC’s formation, Continental Power Exchange, Inc., a company owned by our founder, chairman and chief executive officer, Jeffrey C. Sprecher, contributed to the LLC all of its assets and liabilities. At the same time, MHC Investment Company contributed intellectual property rights related to our electronic platform, and our initial shareholders (or their affiliates) entered into order flow agreements with us, providing for these initial shareholders (or their affiliates) to execute a minimum annual volume of transactions through our electronic platform.

In November 2000, the original members of the LLC amended and restated the LLC agreement to provide for the issuance of additional membership interests to six leading gas and power companies. The following such companies are currently shareholders: AEP Investments, Inc. (formerly known as AEP Energy Services, Inc.), Duke Energy Trading Exchange, LLC, El Paso Merchant Energy North America Company and Mirant Energy Trading, LLC (as successor to Mirant Americas Energy Marketing, L.P.). The other two companies, Aquila Southwest Processing, L.P. and Reliant Energy Trading Exchange, Inc., are no longer shareholders. These six companies entered into an order flow agreement providing for these members, in the aggregate, to execute a minimum annual volume of transactions on our electronic platform and they made a combined $30.0 million cash payment. In connection with their acquisition of an interest in the LLC, the LLC granted these six companies warrants to purchase additional membership interests representing an additional 10% profit-sharing and voting interest in our business, subject to dilution. The warrants expired unvested on September 30, 2004.

On June 15, 2001, in connection with our acquisition of the International Petroleum Exchange (which we renamed ICE Futures in October 2005) described below, the LLC merged into its subsidiary, IntercontinentalExchange, Inc., which was the surviving entity. Each of the members of the LLC exchanged its rights and interests in the LLC for a proportionate number of shares of Class A common stock, Series 2 of IntercontinentalExchange, Inc., which we refer to as our Class A2 shares, and the LLC ceased to exist by operation of the merger.

Acquisition of ICE Holdings Plc/Subsequent Redemption of Class B Redeemable Common Stock

On June 18, 2001, we acquired IPE Holdings Plc (which we renamed ICE Futures Holdings Plc in October 2005) in a share-for-share exchange. ICE Futures Holdings Plc is the owner of ICE Futures. In this exchange, each ICE Holdings Plc shareholder received one share of Class B redeemable common stock, which we refer to as our Class B shares, and one share of our Class A common stock, Series 1, which we refer to as our Class A1 shares, in exchange for each of their ICE Holdings Plc shares. Under the terms of the Class B shares, the holders had the right to require us to redeem their shares one year after the International Petroleum Exchange’s two principal futures contracts traded exclusively on our electronic platform for a ten consecutive day period. The Class B shares were redeemable at a price of $23.58 per share, or $67.5 million in the aggregate.

In November 2004, although the conditions for a redemption callable by the holders of the Class B shares had not yet been met, we determined that it was advisable to undertake an early redemption of the Class B shares. Pursuant to an amendment to our charter approved by our shareholders, we undertook an early redemption of the Class B shares on November 23, 2004. In connection with the early redemption, we redeemed the Class B shares of all holders at a price of $23.58 per share, for an aggregate redemption price of $67.5 million. The Class B shares cannot be reissued, and upon their redemption became undesignated shares of common stock.

Recapitalization

In connection with our initial public offering of common stock in November 2005, we amended and restated our charter to effect a plan of recapitalization that, among other things:

•	created for a new class of common stock, par value $0.01 per share, which we refer to as our common stock;

•	provided holders of our outstanding Class A1 shares and Class A2 shares with a right to convert these shares into shares of our common stock at the holder’s option, subject to such terms and conditions and subject to such conversion procedures as our board of directors may authorize. All other rights and restrictions on our Class A1 shares and Class A2 shares remained intact unless and until these shares are converted. Subject to the terms, conditions and conversion procedures authorized by our board of directors, the optional conversion right became exercisable by any holder of Class A1 shares (other than holders who also own Class A2 shares) on or after February 19, 2006 and (ii) on or after May 20, 2006 by any holder of Class A2 shares and any holder of Class A1 shares who also held Class A2 shares; and

•	reclassified, by means of a reverse stock split, our authorized and outstanding Class A1 shares and Class A2 shares based on a ratio of 1 share of Class A common stock for 4 shares of Class A common stock (of the same series).

The recapitalization took effect immediately prior to the closing of our initial public offering on November 21, 2006. We obtained the approval of our shareholders to carry out various aspects of the recapitalization. The historical data presented in the accompanying financial statements have been adjusted to give retroactive effect to the reverse stock split.

In this prospectus, we refer to our Class A1 shares and our Class A2 shares, collectively, as our Class A common stock. We refer to our Class A common stock and shares of our common stock, collectively, as our common stock.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated charter and bylaws. They may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated charter and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The following descriptions are qualified in their entirety by reference to the amended and restated charter and bylaws and applicable law.

Pursuant to our amended and restated charter, our authorized capital stock consists of 300,000,000 shares, each with a par value of $0.01 per share, of which:

•	25,000,000 shares are designated as preferred stock; and

•	275,000,000 shares are designated as common stock, divided into the following classes:

•	194,275,000 shares are designated as common stock, which we refer to as common stock, 55,585,485 shares of which will be outstanding upon the completion of this offering; and

•	80,725,000 shares are designated as Class A common stock, divided into two series: Class A common stock, Series 1 and Class A common stock, Series 2, of which no shares and 3,211 shares, respectively, will be outstanding upon the completion of this offering.

In this prospectus, unless the context otherwise requires, we refer to the common stock and the Class A common stock, collectively, as our common stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued and sold, validly issued, fully paid and nonassessable.

Preferred Stock

Our authorized capital stock includes 25,000,000 shares of preferred stock, none of which will be outstanding upon the completion of this offering. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and which could have certain anti-takeover effects.

Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by our board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote on the matter, voting together as a single class.

Common Stock

Our authorized capital stock includes 275,000,000 shares of common stock, divided into two classes: common stock and Class A common stock. Of the Class A common stock, only Class A2 shares will be outstanding upon the completion of this offering. Following the conversion of all outstanding Class A1 shares, the Class A1 shares were cancelled and may no longer be issued. Following the conversion of all outstanding Class A2 shares into common stock, as discussed below, the Class A2 shares will be cancelled, and no additional Class A2 shares may be issued. The terms of our common stock and our Class A2 shares are discussed below.

Except for the conversion rights and restrictions on transfer relating to our Class A2 shares and other matters described below, and subject to the rights and preferences of the holders of preferred stock at any time outstanding, our common stock and our Class A2 shares have the same rights and privileges and rank equally, share ratably and are identical in respect as to all matters, including rights in liquidation.

•	Voting: Each holder of shares of common stock and Class A2 common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of shareholders. Except as otherwise required by law or as described below, holders of shares of common stock and Class A2 shares will vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors.

There are no cumulative voting rights. Accordingly, the holders of a majority of the total shares of common stock, Class A1 shares and Class A2 shares voting for the election of directors can elect all the directors if they choose to do so, subject to the voting rights of holders of any preferred stock to elect directors.

In the event of a class or series vote to approve a change in the rights or special powers of any class or series of Class A common stock, two-thirds of the affected class or series must approve the change, except that in the case of an amendment to the rights or special powers of the Class A1 shares, the holders of Class A1 shares who also hold Class A2 shares and their affiliates are excluded.

•	Dividends and distributions: The holders of shares of common stock and Class A common stock have an equal right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our board of directors from legally available funds. If a dividend or distribution is payable on the Class A common stock, we must also make a pro rata and simultaneous dividend or distribution on the common stock. Conversely, if a dividend or distribution is paid or payable on the common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A common stock.

•	Liquidation, dissolution or winding-up: In the event of our liquidation, dissolution or winding-up, holders of the shares of common stock and Class A common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of our preferred stock.

•	Restrictions on transfer: Our charter restricts the transfer of shares of Class A common stock. Class A1 shares may be transferred only with the board’s consent, which may not be unreasonably withheld. Class A2 shares may be transferred only in accordance with our bylaws or with the approval of our board of directors, in its sole discretion, other than transfers to an affiliate or to another holder of Class A2 shares. Neither our charter nor our bylaws contain any restrictions on the transfer of shares of common stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws. We describe these transfer restrictions under the heading “Shares Eligible for Future Sale.”

•	Redemption, conversion or preemptive rights: Holders of shares of common stock and Class A common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for our securities, except that holders of shares of our Class A common stock have an optional conversion right to convert any shares of Class A common stock into shares of common stock at a ratio of one-to-one. Each share of Class A common stock became convertible at the option of the holder at any time (i) on or after February 19, 2006 (in the case of Class A1 shares, other than Class A1 shares held by holders of Class A2 shares) and (ii) on or after May 20, 2006 for all remaining Class A shares. Upon conversion, the shares of common stock are not subject to the restrictions on transfer that applied to the shares of Class A common stock prior to conversion, except to the extent such restrictions are imposed under applicable securities laws. All of the Class A1 shares have been converted into common stock, and the Class A1 shares have subsequently been cancelled and may no longer be issued. Following the completion of this offering, 3,211 Class A2 shares will remain outstanding. Following the conversion into common stock of the all remaining outstanding Class A2 shares, the Class A2 shares will be cancelled, and no additional Class A2 shares may be issued.

•	Other Provisions: There are no redemption provisions or sinking fund provisions applicable to either the common stock or the Class A common stock, nor is the common stock or Class A common stock subject to calls or assessments by us.

The rights, preferences, and privileges of the holders of common stock and Class A common stock are subject to and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. As of the date of this prospectus, there are no shares of preferred stock outstanding.

Limitation of Liability and Indemnification Matters

Our charter provides that none of our directors will be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except in those cases in which liability is mandated by the Delaware General Corporation Law, and except for liability for breach of the director’s duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or any transaction from which the director derived any improper personal benefit. Our bylaws provide for indemnification, to the fullest extent permitted by law, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was one of our directors or senior officers or, at our request, serves or served as a director, officer, employee or agent of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our bylaws also provide that, to the extent authorized from time to time by our board of directors, we may provide to any one or more other persons rights of indemnification and rights to receive payment or reimbursement of expenses, including attorneys’ fees.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or a transaction resulting in a financial benefit to the interested shareholder. An interested shareholder is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between us and an interested shareholder is prohibited during the relevant three-year period unless it satisfies one of the following conditions:

•	prior to the time the shareholder became an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	on consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•	the business combination is approved by our board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the interested shareholder.

Certain Anti-Takeover Matters

Our charter and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Board of Directors

Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of shareholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

Advance Notice Requirements

Our bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Adjournment of Meetings of Shareholders Without a Shareholder Vote

Our bylaws permit the chairman of the meeting of shareholders, who is appointed by the board of directors, to adjourn any meeting of shareholders for a reasonable period of time without a shareholder vote.

Special Meetings of Shareholders

Our bylaws provide that special meetings of the shareholders may be called by the board of directors, the chairman of the board, the chief executive officer, or at the request of holders of at least 50% of the shares of common stock outstanding at the time.

No Written Consent of Shareholders

Our charter requires all shareholder actions to be taken by a vote of the shareholders at an annual or special meeting. Our charter generally does not permit our shareholders to act by written consent without a meeting, other than for certain class votes by holders of the Class A common stock.

Amendment of Bylaws and Charter

Our charter requires the approval of not less than 66 2/3% of the voting power of all outstanding shares of our capital stock entitled to vote to amend any bylaw by shareholder action or to amend the charter provisions described in this section. This supermajority voting requirement makes it more difficult to alter the anti-takeover provisions of our bylaws and our charter. Our charter also authorizes the board of directors to amend the bylaws at any time without shareholder action.

Blank Check Preferred Stock

Our charter provides for 25,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, the charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. The board of directors currently does not intend to seek shareholder approval prior to any issuance of shares of preferred stock, unless otherwise required by law.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “ICE.”

Transfer Agent

The transfer agent for our common stock is Computershare Investor Services.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Upon the completion of this offering, we will have 55,588,696 shares of common stock outstanding.

All of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any such shares that may be held or acquired by our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below.

Sales of Restricted Shares

Based on shares outstanding as of March 31, 2006, we have approximately 55.6 million shares of common stock outstanding. Of these shares outstanding, approximately 35.0 million shares are “restricted securities”, as that phrase is defined in Rule 144. These shares may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lockup agreements described below and the provisions of Rules 144, 144(k) and 701, substantially all of these shares of common stock are available for sale in the public market either:

•	currently pursuant to Rules 144(k) and 701; or

•	will be following the expiration date for the lockup agreements pursuant to Rules 144(k) and 701.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which equals approximately 556,000 shares; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

For purposes of applying this volume limit, sales by certain related persons and sales by persons acting in concert must be aggregated. In addition, sales under Rule 144 must be made in unsolicited brokers’ transactions and must be disclosed in a notice filing with the SEC. For an affiliate, some of these requirements would also apply to sales of unrestricted shares.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 144 Sales Program

Holders of approximately 52% of our shares outstanding, including affiliates of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, the lead underwriters for this offering, participated in a sales program administered by UBS Securities LLC pursuant to which such holders elected to sell shares representing up to 10% of their respective holdings in us as of May 22, 2006 pursuant to Rule 144(k). Under the Rule 144 sales program, UBS Securities LLC agreed to sell shares of the participating holders into the public market on a pro rata basis subject to certain price restrictions. Each participating holder had the right to withdraw its shares subject to the program at any time upon notice to UBS Securities LLC. During the period in which this program was in effect, an aggregate of

1,412,950 shares of our common stock were sold into the public market, and UBS was paid sales commissions of approximately $56,500 in the aggregate. The Rule 144 sales program terminated on June 15, 2006.

Rule 701

Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our stock option plans, are also restricted and may be sold by shareholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Lockup Agreements

Notwithstanding the foregoing, we and the holders of approximately 42.2% of our shares outstanding following the completion of this offering, including, among others, our directors and officers and the selling shareholders, have agreed that, for a period of 90 days following the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated dispose of, directly or indirectly (including by means of any hedge that results in a short sale or any swap or other arrangement that transfers any of the economic consequences of ownership of the shares to another party), any shares of our common stock, any option to acquire our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions including:

•	sales made in this offering;

•	the conversion of any remaining Class A2 shares into common stock;

•	in our case, issuances upon exercise of outstanding options or pursuant to existing employee plans; and

•	transfers pursuant to a plan complying with Rule 10b5-1 under the Exchange Act that has been entered into prior to the date of this prospectus or, in the case of any director, is entered into after the date of this prospectus.

However, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated in their sole discretion, may release any of the securities subject to lockup agreements, at any time without notice. Following the expiration of the lockup 90 days after the date of this prospectus, we expect that holders who were subject to this lockup, many of which participated in the 144 sales program described above, will continue to make sales pursuant to Rule 144(k).

Additional Shares that May be Registered

Continental Power Exchange, Inc. Registration Rights

On October 24, 2005, we entered into an agreement with Continental Power Exchange, Inc. pursuant to which Continental Power Exchange, Inc. has agreed to terminate its put option and we have agreed to amend Continental Power Exchange, Inc.’s registration rights with respect to the 2,197,813 shares of our outstanding common stock it will own following the consummation of this offering. Substantially all of the equity interest in Continental Power Exchange, Inc. is owned by Mr. Sprecher, our chairman and chief executive officer, and members of his family. Under this agreement, if Mr. Sprecher’s employment agreement with us has been terminated under the circumstances described below, Continental Power Exchange, Inc. will be entitled to require us to register for resale into the public market the common stock Continental Power Exchange, Inc. received upon conversion of the Class A2 shares it held.

Demand Registration.  Continental Power Exchange, Inc. will have two demand registration rights, pursuant to which it may require us to register its shares after the date of termination of Mr. Sprecher’s employment agreement with us. One of the demand registrations may be used only after we are eligible to use Form S-3 for offerings by us. These demand registration rights will terminate upon the first to occur of (i) the shares becoming eligible for resale under Rule 144(k) under the Securities Act (although our obligations will continue if the demand is made prior to the shares becoming eligible for resale under Rule 144(k)) or (ii) Continental Power Exchange, Inc. no longer holding the shares.

Piggy-back Rights.  If we file a registration statement for an offering of common stock by us or by stockholders other than Continental Power Exchange, Inc. at any time after the termination of Mr. Sprecher’s employment agreement, Continental Power Exchange, Inc. will have the right to require us to register its shares, subject to customary underwriter cut-back rights.

Conditions and Limitations; Expenses.  These registration rights will be subject to conditions and limitations, including our right to delay or withdraw a registration statement under specified circumstances. In addition, we will not be obligated to effect a demand registration if Continental Power Exchange, Inc. proposes to sell its registrable shares at an aggregate price to the public of less than $1.0 million.

We will pay all registration expenses in connection with these registration rights, including all underwriting discounts, brokers’ fees and selling commissions incurred by Continental Power Exchange, Inc. under the following circumstances. We will pay all fees related to underwriting in connection with the sale of its registrable shares pursuant to its demand rights or piggy-back registration rights under the agreement during the twelve-month period following the date of termination of Mr. Sprecher’s employment agreement, subject to the termination provisions of the demand registration rights discussed above, (i) in a maximum amount not to exceed $3.0 million unless the underwriter is chosen by us, in which case the maximum amount will be $4.5 million or (ii) in a maximum amount not to exceed $2.4 million if the underwriter is not chosen by us and Mr. Sprecher’s employment is terminated for “Cause” or Mr. Sprecher terminates his employment without “Good Reason” and not for “Disability” (each as defined under “Management — Employment Agreements — Termination Unrelated to a Change in Control”).

Designated Shareholder Registration Rights

In connection with the initial public offering of our common stock in November 2005, we entered into a registration rights agreement pursuant to which we agreed to register shares of our common stock that designated shareholders received upon conversion of their Class A2 shares under the circumstances described below. The designated shareholders include (directly or indirectly through subsidiaries or affiliates), among others, The Goldman Sachs Group, Inc., Morgan Stanley & Co. Incorporated and SG Americas Securities, LLC.

S-3 Registration.  Once we are eligible to use Form S-3 to register our securities, these designated shareholders will have the right to request an unlimited number of registrations on Form S-3; provided that any such request is received from one or more designated shareholders as a group holding 25% or more of the shares subject to registration. Each of the designated shareholders other than those originally requesting registration can request to participate in, or “piggy-back” on, any registration on Form S-3.

Piggy-back Registration.  If we file a registration statement (on Form S-3 or otherwise) for an offering of common stock by us or by other shareholders other than the designated shareholders, we must offer the designated shareholders the opportunity to register their registrable shares.

Conditions and Limitations; Expenses.  The registration rights of these shareholders are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances. In addition, we are not obligated to effect more than two S-3 registrations in any 12-month period or any S-3 registration if the participating holders propose to sell their registrable shares at an aggregate price to the public of less than $20.0 million.

Other than underwriting discounts and commissions and brokers’ commissions, we will pay all registration expenses in connection with one S-3 registration per year, whether or not such registration becomes effective, unless the registration is withdrawn at the request of a majority of the participating shareholders. If more than one S-3 registration is invoked per year, all registration expenses for the additional registration will be borne by the participating shareholders pro rata.

MATERIAL UNITED STATES TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes the material United States federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

We are not, and do not expect to become, a “United States Real Property Holding Corporation”, accordingly, if you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Federal Estate Taxes

Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments; and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker;

as long as the income associated with such payments is otherwise exempt from United States federal income tax and the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person; or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in the conduct of a United States trade or business;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING

IntercontinentalExchange, the selling shareholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase, and IntercontinentalExchange and the selling shareholders have agreed to sell, the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
William Blair & Company, L.L.C.
Sandler O’Neill & Partners, L.P.
SG Americas Securities, LLC

Total	8,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,200,000 shares from the selling shareholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by IntercontinentalExchange and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,200,000 additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Shareholders	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

IntercontinentalExchange and the holders of approximately 42.2% of the shares outstanding following the completion of this offering, including IntercontinentalExchange’s directors and officers and the selling shareholders, have agreed with the underwriters not to dispose of, directly or indirectly (including by means of any hedge that results in a short sale or any swap or other arrangement that transfers any of the economic consequences of ownership of the shares to another party), any shares of the common stock, any option to acquire the common stock or any securities convertible into or exchangeable for the common stock, for a period of 90 days following the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, subject to certain exceptions, including:

•	sales made in this offering;

•	transfers pursuant to a plan complying with Rule 10b5-1 under the Exchange Act that has been entered into prior to the date of this prospectus or, in the case of directors, is entered after the date of this prospectus; and

•	in the case of IntercontinentalExchange, issuances upon exercise of outstanding options or pursuant to existing employee plans.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period, IntercontinentalExchange issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, IntercontinentalExchange announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, at their discretion, may release any of the securities subject to the lockup agreements, at any time without notice.

IntercontinentalExchange’s common stock is listed on the New York Stock Exchange under the symbol “ICE”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange in the OTC market or otherwise.

IntercontinentalExchange may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by IntercontinentalExchange or borrowed from IntercontinentalExchange or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from IntercontinentalExchange in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by IntercontinentalExchange of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to IntercontinentalExchange; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the

Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares of common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares of common stock have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Because a bona fide independent market (as defined in NASD rules) in the shares of IntercontinentalExchange’s common stock exists, a qualified independent underwriter is not required to be appointed; however, the offering will be conducted in accordance with all other applicable provisions of the NASD Conduct Rule 2710(h).

Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated may be deemed to be our “affiliates”, as defined by Rule 2720 of the Conduct Rules of the NASD (“Rule 2720”). Accordingly, this offering will be conducted in compliance with the requirements of Rule 2720.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters participating in this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated to underwriters that may make Internet distributions on the same basis as other allocations.

No sales may be made to discretionary accounts without the prior written approval of the customer.

IntercontinentalExchange has agreed that it will pay all expenses of the offering on behalf of itself and the selling shareholders, except that the selling shareholders will pay the fees of their counsel, any transfer taxes incident to the transfer of their shares to the underwriters and the underwriting discount with respect to the shares to be sold by them in the offering. IntercontinentalExchange and the selling shareholders estimate that the total expenses of the offering to be paid by IntercontinentalExchange, Inc., excluding underwriting discounts and commissions, will be approximately $990,000.

The company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Three of the selling shareholders are affiliates of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and SG Americas Securities, LLC, each an underwriter for this offering. Upon the closing of this offering, these selling shareholders will own 7.8%, 7.8% and 3.5%, respectively, of our common stock. The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with IntercontinentalExchange and its affiliates. They have received customary fees and commissions for these transactions.

VALIDITY OF THE COMMON STOCK

The validity of the common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

Our consolidated financial statements and schedule as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, all included in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document. You may read and copy this information at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330. Our filings with the SEC are also available to the public through the SEC’s internet site at http://www.sec.gov.

In addition, we are subject to the reporting and informational requirements of the Securities Exchange Act of 1934, as amended, and, as a result, file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these reports, proxy statements and other information at the addresses set forth above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

IntercontinentalExchange, Inc. and Subsidiaries:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2004 and as of March 31, 2006 (unaudited)	F-3
Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003, and for the three months ended March 31, 2006 and 2005 (unaudited)	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003, and for the three months ended March 31, 2006 (unaudited)	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2005, 2004 and 2003, and for the three months ended March 31, 2006 and 2005 (unaudited)	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003, and for the three months ended March 31, 2006 and 2005 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
IntercontinentalExchange, Inc.

We have audited the accompanying consolidated balance sheets of IntercontinentalExchange, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IntercontinentalExchange, Inc. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Atlanta, Georgia
March 3, 2006

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Balance Sheets
(In thousands, except per share amounts)

	March 31,	December 31,
	2006	2005	2004
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$8,198	$20,002	$61,199
Restricted cash	12,942	12,578	18,421
Short-term investments	133,893	111,181	5,700
Customer accounts receivable:
Trade, net of allowance for doubtful accounts of $299, $261 and $171 at March 31, 2006 and December 31, 2005 and 2004, respectively	18,414	13,000	8,123
Related-parties	2,343	1,773	1,485
Current deferred tax asset, net	—	—	426
Prepaid expenses and other current assets	6,145	5,481	4,688

Total current assets	181,935	164,015	100,042

Property and equipment, net	21,556	20,348	19,364

Other noncurrent assets:
Goodwill, net	74,850	73,967	82,454
Other intangible assets, net	1,804	2,087	3,621
Long-term investments	8,618	2,296	—
Other noncurrent assets	2,933	3,057	2,037

Total other noncurrent assets	88,205	81,407	88,112

Total assets	$291,696	$265,770	$207,518

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,719	$1,697	$829
Accrued salaries and benefits	4,475	8,916	7,145
Accrued liabilities (including $197 and $1,307 to a related-party at December 31, 2005 and 2004, respectively)	5,550	5,396	6,431
Income taxes payable	13,437	8,512	6,000
Current portion of revolving credit facility	—	—	12,000
Current portion of obligations under capital leases	—	—	482
Current deferred tax liability, net	638	676	—
Deferred revenue	1,430	1,197	1,553

Total current liabilities	28,249	26,394	34,440

Noncurrent liabilities:
Long-term portion of revolving credit facility	—	—	13,000
Noncurrent deferred tax liability, net	5,468	5,450	9,093
Other noncurrent liabilities	1,318	1,303	1,254

Total noncurrent liabilities	6,786	6,753	23,347

Total liabilities	35,035	33,147	57,787

Commitments and contingencies
Redeemable stock put	—	—	17,582

SHAREHOLDERS’ EQUITY
Preferred stock, $0.01 par value; 25,000 shares authorized; no shares issued or outstanding at March 31, 2006 and December 31, 2005 and 2004	—	—	—
Common stock, $0.01 par value; 194,275 shares authorized; 20,567 and 18,400 shares issued and outstanding at March 31, 2006 and December 31, 2005, respectively; no shares issued and outstanding at December 31, 2004	206	184	—
Class A common stock, Series 1, $0.01 par value; 5,725 shares authorized; 696, 2,863 and 2,863 shares issued and outstanding at March 31, 2006 and December 31, 2005 and 2004, respectively	7	29	29
Class A common stock, Series 2, $0.01 par value; 75,000 shares authorized; 35,860, 35,782 and 51,537 shares issued at March 31, 2006 and December 31, 2005 and 2004, respectively; 34,301, 34,248 and 50,003 shares outstanding at March 31, 2006 and December 31, 2005 and 2004, respectively	359	358	515
Treasury stock, at cost; 1,559, 1,534 and 1,534 Class A common shares, Series 2 shares at March 31, 2006 and December 31, 2005 and 2004, respectively	(7,312)	(5,541)	(5,541)
Additional paid-in capital	175,623	177,602	39,886
Deferred stock compensation	—	(6,899)	(6,087)
Retained earnings	67,575	47,911	68,820
Accumulated other comprehensive income	20,203	18,979	34,527

Total shareholders’ equity	256,661	232,623	132,149

Total liabilities and shareholders’ equity	$291,696	$265,770	$207,518

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Income
(In thousands, except per share amounts)

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)

Revenues:
Transaction fees, net (including $5,189 and $2,704 with related-parties for the three months ended March 31, 2006 and 2005, respectively, and $15,411, $10,861 and $11,556 with related-parties in 2005, 2004 and 2003, respectively)	$43,235	$27,085	$136,976	$90,906	$81,434
Market data fees (including $60 and $57 with related-parties for the three months ended March 31, 2006 and 2005, respectively, and $198 and $178 with related-parties in 2005 and 2004, respectively)	6,022	3,482	14,642	12,290	9,624
Other (including $469 and $538 with related-parties for the three months ended March 31, 2006 and 2005, respectively, and $1,934, $2,168 and $605 with related-parties in 2005, 2004 and 2003, respectively)	1,025	1,261	4,247	5,218	2,688

Total revenues	50,282	31,828	155,865	108,414	93,746

Operating expenses:
Compensation and benefits	10,617	7,886	35,753	30,074	26,236
Professional services	2,690	3,200	10,124	12,312	13,066
Selling, general and administrative	6,134	4,376	18,886	16,610	16,185
Floor closure costs	—	—	4,814	—	—
Settlement expense	—	—	15,000	—	—
Depreciation and amortization	3,188	3,958	15,083	17,024	19,341

Total operating expenses	22,629	19,420	99,660	76,020	74,828

Operating income	27,653	12,408	56,205	32,394	18,918

Other income (expense):
Interest income	1,178	666	3,090	2,885	1,694
Interest expense	(63)	(163)	(613)	(137)	(80)
Other income (expense), net	(7)	489	1,313	(1,420)	(666)

Total other income, net	1,108	992	3,790	1,328	948

Income before income taxes	28,761	13,400	59,995	33,722	19,866
Income tax expense	9,097	4,530	19,585	11,773	6,489

Net income	$19,664	$8,870	$40,410	$21,949	$13,377

Redemption adjustments to redeemable stock put	—	—	(61,319)	—	8,378
Deduction for accretion of Class B redeemable common stock	—	—	—	—	(1,768)

Net income (loss) available to common shareholders	$19,664	$8,870	$(20,909)	$21,949	$19,987

Earnings (loss) per common share:
Basic	$0.35	$0.17	$(0.39)	$0.42	$0.37

Diluted	$0.33	$0.17	$(0.39)	$0.41	$0.37

Weighted average common shares outstanding:
Basic	55,533	52,866	53,218	52,865	54,329

Diluted	58,972	53,063	53,218	53,062	54,640

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands)

												Accumulated Other
												Comprehensive Income
			Class A		Class A							Net Unrealized Gain (Loss) from
			Common Stock,		Common Stock,				Additional	Deferred		Foreign	Available-		Total
	Common Stock		Series 1		Series 2		Treasury Stock		Paid-in	Stock	Retained	Currency	For-Sale	Hedging	Shareholders’
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Capital	Compensation	Earnings	Translation	Securities	Derivatives	Equity

Balance, January 1, 2003	—	$—	2,863	$29	51,532	$515	—	$—	$9,372	$—	$26,884	$13,221	$—	$—	$50,021
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	13,129	—	(441)	12,688
Exercise of common stock options	—	—	—	—	2	—	—	—	24	—	—	—	—	—	24
Treasury shares received for order flow shortfall	—	—	—	—	—	—	(1,676)	(6,053)	—	—	—	—	—	—	(6,053)
Issuance of Class A common stock, Series 2	—	—	—	—	—	—	142	512	10	—	—	—	—	—	522
Issuance of restricted stock	—	—	—	—	—	—	—	—	39	(39)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	5	—	—	—	—	5
Consolidation of variable interest entity	—	—	—	—	—	—	—	—	24,000	—	—	—	—	—	24,000
Accretion of Class B redeemable common stock	—	—	—	—	—	—	—	—	—	—	(1,768)	—	—	—	(1,768)
Redemption adjustments to redeemable stock put	—	—	—	—	—	—	—	—	—	—	8,378	—	—	—	8,378
Net income	—	—	—	—	—	—	—	—	—	—	13,377	—	—	—	13,377

Balance, December 31, 2003	—	—	2,863	29	51,534	515	(1,534)	(5,541)	33,445	(34)	46,871	26,350	—	(441)	101,194
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	10,693	—	(2,075)	8,618
Exercise of common stock options	—	—	—	—	3	—	—	—	14	—	—	—	—	—	14
Issuance of restricted stock	—	—	—	—	—	—	—	—	6,427	(6,427)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	374	—	—	—	—	374
Net income	—	—	—	—	—	—	—	—	—	—	21,949	—	—	—	21,949

Balance, December 31, 2004	—	—	2,863	29	51,537	515	(1,534)	(5,541)	39,886	(6,087)	68,820	37,043	—	(2,516)	132,149
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	(15,705)	91	66	(15,548)
Exercise of common stock options	—	—	—	—	145	2	—	—	864	—	—	—	—	—	866
Issuance of restricted stock	—	—	—	—	—	—	—	—	2,837	(2,467)	—	—	—	—	370
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	1,655	—	—	—	—	1,655
Redemption adjustments to redeemable stock put	—	—	—	—	—	—	—	—	—	—	(61,319)	—	—	—	(61,319)
Cancellation of redeemable stock put	—	—	—	—	—	—	—	—	78,901	—	—	—	—	—	78,901
Issuance of common stock	2,500	25	—	—	—	—	—	—	55,114	—	—	—	—	—	55,139
Conversion of Class A common stock, Series 2 into common stock	15,900	159	—	—	(15,900)	(159)	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	40,410	—	—	—	40,410

Balance, December 31, 2005	18,400	184	2,863	29	35,782	358	(1,534)	(5,541)	177,602	(6,899)	47,911	21,338	91	(2,450)	232,623
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	1,360	(136)	—	1,224
Exercise of common stock options	—	—	—	—	78	1	—	—	950	—	—	—	—	—	951
Reversal of deferred stock compensation in connection with adoption of SFAS No. 123(R)	—	—	—	—	—	—	—	—	(6,899)	6,899	—	—	—	—	—
Conversion of Class A common stock, Series 1 into common stock	2,167	22	(2,167)	(22)	—	—	—	—	—	—	—	—	—	—	—
Treasury shares received for stock option tax payment	—	—	—	—	—	—	(25)	(1,771)	—	—	—	—	—	—	(1,771)
Stock-based compensation	—	—	—	—	—	—	—	—	2,340	—	—	—	—	—	2,340
Tax benefits from stock option plans	—	—	—	—	—	—	—	—	1,649	—	—	—	—	—	1,649
Additional costs related to issuance of common stock	—	—	—	—	—	—	—	—	(19)	—	—	—	—	—	(19)
Net income	—	—	—	—	—	—	—	—	—	—	19,664	—	—	—	19,664

Balance, March 31, 2006 (Unaudited)	20,567	$206	696	$7	35,860	$359	(1,559)	$(7,312)	$175,623	$—	$67,575	$22,698	$(45)	$(2,450)	$256,661

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income
(In thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)

Net income	$19,664	$8,870	$40,410	$21,949	$13,377
Other comprehensive income:
Foreign currency translation adjustments, net of tax of $73 and $(17) for the three months ended March 31, 2006 and 2005, respectively, and ($476), $344 and $355 for the years ended December 31, 2005, 2004 and 2003, respectively	1,360	(3,100)	(15,705)	10,693	13,129
Change in available-for-sale securities, net of tax of $(51) for the three months ended March 31, 2006 and $34 for the year ended December 31, 2005	(136)	—	91	—	—
Change in fair value of derivatives, net of tax of $(14) for the three months ended March 31, 2005 and $40, ($1,250) and ($266) for the years ended December 31, 2005, 2004 and 2003, respectively	—	(23)	66	(2,075)	(441)

Comprehensive income	$20,888	$5,747	$24,862	$30,567	$26,065

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)

Operating activities
Net income	$19,664	$8,870	$40,410	$21,949	$13,377

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,188	3,958	15,083	17,024	19,341
Amortization of revolving credit facility issuance costs	38	24	108	8	—
Allowance for doubtful accounts	49	(5)	(27)	(2)	(330)
Net realized gains on sales of available-for-sale investments	(1,409)	(52)	(770)	(163)	(96)
Stock-based compensation	2,218	405	2,025	374	5
Deferred taxes	(36)	(223)	(2,356)	(579)	(462)
Excess tax benefits from stock-based compensation	(1,529)	—	—	—	—
Non-cash floor closure costs	—	—	560	—	—
Changes in assets and liabilities:
Customer accounts receivable:
Trade, net	(5,407)	(2,617)	(5,447)	(965)	(3,803)
Related-parties	(570)	(132)	(288)	(399)	1,114
Prepaid expenses and other current assets	(863)	(529)	(2,778)	(2,629)	(1,999)
Noncurrent assets	105	14	(1,320)	103	676
Accounts payable	1,016	814	951	253	(802)
Income taxes payable	6,513	2,942	2,994	283	3,968
Deferred revenue	229	(269)	(356)	254	681
Accrued salaries and benefits, and other accrued liabilities	(6,130)	(4,879)	1,023	4,650	(4,577)

Total adjustments	(2,588)	(549)	9,402	18,212	13,716

Net cash provided by operating activities	17,076	8,321	49,812	40,161	27,093

Investing activities
Capital expenditures	(1,861)	(183)	(8,610)	(1,703)	(1,606)
Capitalized software development costs	(1,457)	(1,380)	(5,123)	(4,841)	(5,176)
Purchase of trademarks and internet domain names	—	—	—	—	(665)
Proceeds from sales of available-for-sale investments	26,630	52	58,755	30,463	11,096
Purchases of available-for-sale investments	(54,371)	(6,700)	(166,575)	(24,000)	(19,000)
(Increase) decrease in restricted cash	(216)	—	4,433	(4,696)	(2,780)

Net cash used in investing activities	(31,275)	(8,211)	(117,120)	(4,777)	(18,131)

Financing activities
Proceeds from issuance of treasury shares	—	—	—	—	522
Payments on capital lease obligations	—	(482)	(482)	(1,648)	(1,870)
Net proceeds from issuance of common stock	—	—	55,139	—	—
Proceeds from revolving credit facility	—	—	—	25,000	—
Repayments of revolving credit facility	—	(12,000)	(25,000)	—	—
Excess tax benefits from stock-based compensation	1,529	—	—	—	—
Payments relating to initial public offering of common stock	(19)	(1,739)	—	—	—
Issuance costs for revolving credit facility	—	—	(194)	(190)	—
Redemption of Class B redeemable common stock	—	—	—	(43,500)	—
Proceeds from exercise of common stock options	951	2	866	14	24

Net cash provided by (used in) financing activities	2,461	(14,219)	30,329	(20,324)	(1,324)

Effect of exchange rate changes on cash and cash equivalents	(66)	(1,662)	(4,218)	1,226	3,648

Net (decrease) increase in cash and cash equivalents	(11,804)	(15,771)	(41,197)	16,286	11,286
Cash and cash equivalents, beginning of period	20,002	61,199	61,199	44,913	33,627

Cash and cash equivalents, end of period	$8,198	$45,428	$20,002	$61,199	$44,913

Supplemental cash flow disclosure
Cash paid for income taxes	$2,775	$520	$19,058	$11,506	$6,291

Cash paid for interest	$29	$118	$543	$89	$80

Supplemental noncash investing and financing activities
Restricted cash used for redemption of Class B redeemable common stock	$—	$—	$—	$(24,000)	$—

Proceeds from sales of available-for-sale restricted investments	$—	$—	$—	$48,231	$20

Purchases of available-for-sale restricted investments	$—	$—	$—	$(24,000)	$(24,000)

Issuance of restricted stock	$4,330	$56	$2,837	$6,427	$39

Consolidation of variable interest entity	$—	$—	$—	$—	$24,000

Treasury shares received for order flow shortfall	$—	$—	$—	$—	$6,053

Capital lease obligations issued for purchase of equipment	$—	$—	$—	$—	$1,344

Redemption adjustments to redeemable stock put	$—	$—	$(61,319)	$—	$8,378

Cancellation of redeemable stock put	$—	$—	$78,901	$—	$—

Accretion of Class B redeemable common stock	$—	$—	$—	$—	$1,768

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Information as of March 31, 2006 and for the three
months ended March 31, 2006 and 2005 is unaudited)

1.	Nature of Business and Organization

IntercontinentalExchange, Inc. (the “Company”) (a Delaware corporation) owns and operates an Internet-based, global electronic marketplace for facilitating trading in futures and over-the-counter (“OTC”) commodities and derivative financial products (the “Platform”). The Company owns 100% of ICE Futures Holdings Plc (formerly known as ICE Holding Plc), which is the sole shareholder of ICE Futures (formerly known as the International Petroleum Exchange of London, or the “IPE”). ICE Futures operates as a United Kingdom (“U.K.”) Recognized Investment Exchange in London, England, for the purpose of trading energy commodity futures and options contracts. Headquartered in Atlanta, Georgia, the Company also has offices in London, New York, Chicago, Houston, Calgary and Singapore.

The Company currently operates the Platform as an exempt commercial market (“ECM”) pursuant to the Commodity Exchange Act and regulations of the Commodity Futures Trading Commission (“CFTC”). As an ECM, the Company is required to file a notice with the CFTC, provide the CFTC with access to its trading system and respond to requests for information or records from the CFTC.

ICE Futures is subject to supervision in the U.K. by the Financial Services Authority in accordance with the Financial Services and Markets Act 2000. ICE Futures is responsible for maintaining financial resources sufficient for the proper performance of its functions as a Recognized Investment Exchange, and, in order to satisfy this requirement, is obligated to maintain a minimum amount of liquid financial assets at all times.

The Company also owns 100% of ICE Data, L.P. (formerly known as The 10x Group, L.P.) and ICE Data LLP (formerly known as The 10x Group (UK) L.L.P) (collectively, “ICE Data”), ICE Markets, Inc. (formerly known as ICE Services, Inc.) (“ICE Markets US”), ICE Markets Corporation, ICE Markets Limited (formerly known as IntercontinentalExchange Services (UK) Ltd.) (“ICE Markets UK”) and IntercontinentalExchange Technologies Ltd. (“ICE Tech”). ICE Data is a market data services company based in Houston and London that offers subscriptions to end of day reports, market price validation curves, customized data packages, real-time ICE Futures price information through terminal and license fees and real-time view only screen access to the Platform through WebICE. WebICE is a web-based desktop service whose subscribers can view every bid, offer and trade as well as depth of market across all of the North American power and gas commodity markets traded on the Platform. ICE Markets US is based in New York and ICE Markets Corporation is based in Calgary and both perform global marketing and business development services for the Company, including, but not limited to, targeted promotions and client development. ICE Markets UK, which is based in London, supports trading of European energy commodities, performs helpdesk functions and is authorized by the Financial Services Authority to act as an arranger of deals in investments. ICE Tech operates the fully functional disaster recovery facility for the Platform.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions between the Company and its wholly-owned subsidiaries have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying unaudited consolidated interim financial statements have been prepared by the Company pursuant to the rules and regulations of the SEC regarding interim financial reporting. Accordingly, the unaudited consolidated interim financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Company’s audited consolidated financial statements and related notes thereto for the year ended December 31, 2005. The accompanying unaudited consolidated interim financial statements reflect all adjustments that are, in the opinion of the Company’s management, necessary for a fair presentation of results for the interim periods presented. Preparing financial statements requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for any future period or the full fiscal year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Segment and Geographic Information

The Company currently has three reportable operating segments: its OTC business segment, its futures business segment, and its market data business segment. All three operate across domestic and international markets. Substantially all of the Company’s identifiable assets are located in the U.S. and the U.K.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

The Company classifies all cash and cash equivalents that are not available for general use by the Company, either due to Financial Services Authority requirements or through restrictions in specific agreements, as restricted in the accompanying consolidated balance sheets (Note 3).

Short-Term and Long-Term Investments

The Company invests a portion of its cash in excess of short-term operating needs in investment-grade marketable debt securities and municipal bonds (Note 4). These investments are classified as available-for-sale in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company does not have any investments classified as held-to-maturity or trading. Available-for-sale investments are carried at their fair value, with unrealized gains and losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income. Realized gains and losses, and declines in value deemed to be other-than-temporary on available-for-sale investments, are recognized currently in earnings.

The Company determines the appropriate classification of its investments in marketable debt securities and municipal bonds at the time of purchase and reevaluates such designation at each balance sheet date. The Company may or may not hold securities with stated maturities greater than twelve months until maturity. In response to changes in the availability of and the yield on alternative investments as well as liquidity requirements, the Company occasionally sells these securities prior to their stated maturities. As these securities are viewed by the Company as available to support current operations, certain marketable debt securities and municipal bonds with

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

maturities beyond 12 months are classified as current assets in the accompanying consolidated balance sheets. Investments that the Company intends to hold for more than one year are classified as long-term investments in the accompanying consolidated balance sheets.

The Company invests a portion of its excess cash in U.S. AAA rated 28-day auction rate securities (“ARS”). The Company classifies these investments as available-for-sale. ARS are long-term instruments whose interest rates or dividends are reset frequently, usually every seven to 49 days. The reset mechanism occurs via a Dutch auction, wherein purchasers and sellers submit their orders for ARS to registered broker-dealers. The highest bid that clears the auction is the interest rate or dividend applied to the entire issue until the next auction date. While there is no guarantee that a sell order will be filled, it is rare for it not to be filled due to the high credit quality of the ARS. Even though the Company only purchases 28-day auction rate issues, the Company is required to classify these securities as short-term investments instead of cash equivalents in the accompanying consolidated balance sheets as the original maturity of the ARS is in excess of 90 days. As of December 31, 2005 and 2004, the contractual maturities of these securities were in excess of ten years. The ARS investments are classified as current assets based upon the Company’s intent and ability to use these investments as necessary for short-term requirements.

Property and Equipment

Property and equipment are recorded at cost, reduced by accumulated depreciation (Note 5). Depreciation and amortization expense is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated useful life of the asset. The Company reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed. Gains on disposals of property and equipment are included in other income and losses on disposals of property and equipment are included in depreciation expense. Maintenance and repairs are expensed as incurred.

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Software development costs incurred during the preliminary or maintenance project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed three years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Goodwill and Other Intangible Assets

The Company has recorded goodwill for the excess of the purchase price for its acquisition of ICE Futures (formerly known as the International Petroleum Exchange) in June 2001 over the fair value of identifiable net assets acquired, including other identified intangible assets (Note 6). The Company recognizes specifically identifiable intangibles when a specific right or contract is acquired. Finite-lived intangible assets are amortized on a straight-line basis over the lesser of their contractual or estimated useful lives.

The Company’s indefinite-lived intangible assets are evaluated for impairment annually in its fiscal fourth quarter or sooner if events indicate that the asset may be impaired. Such evaluation includes comparing the fair value of the asset with its carrying value. If the fair value of the indefinite-lived intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference. The reporting unit level for the Company’s goodwill and the majority of its other intangible assets is the futures business segment, which relates

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

to the operations of ICE Futures. This analysis did not result in an impairment charge during the years ended December 31, 2005, 2004 or 2003.

The Company tests its goodwill for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill and other intangible assets, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized and the second step, which is a calculation of the impairment, is not performed. However, if the carrying value of the reporting unit exceeds its fair value, an impairment charge is recorded equal to the extent that the carrying amount of goodwill exceeds its implied fair value.

Intellectual Property

All costs related to internally developed patents and trademarks are expensed as incurred. All costs related to purchased patents, trademarks and internet domain names are recorded as other intangible assets and are amortized on a straight-line basis over their estimated useful lives. All costs related to licensed patents are capitalized and amortized on a straight-line basis over the term of the license.

Long-Lived Assets and Finite-Lived Intangible Assets

The Company reviews its property and equipment and finite-lived intangible assets for impairment at each balance sheet date and whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets.

Income Taxes

The Company and its U.S. subsidiaries file a consolidated U.S. federal income tax return. State income tax returns are filed on a separate, combined or consolidated basis in accordance with relevant state laws and regulations. The majority of the Company’s foreign subsidiaries are based in the U.K. and they file separate local country income tax returns and take advantage of the U.K.’s group relief provisions when applicable. The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expenses and benefits are recognized for changes in deferred tax assets and liabilities.

The difference between the statutory income tax rate and our effective tax rate for a given period is primarily a reflection of the tax effects of our foreign operations, general business and tax credits, state income taxes and the non-deductibility of certain expenses. We have provided for U.S. income taxes on all undistributed earnings of our foreign subsidiaries as they are not expected to be permanently reinvested.

Revenue Recognition

The Company’s revenues primarily consist of commission and exchange fee revenues for OTC transactions executed over the Platform and for futures transactions executed through ICE Futures and are recognized on the date the transactions occur. The Company calculates the commission fee revenues based on the volume of each commodity traded on the Platform multiplied by the commission rate for each commodity type. ICE Futures exchange fee revenues are determined on the basis of an exchange fee charged for each “lot” or contract traded on the exchange. Exchange fees are calculated by LCH.Clearnet (formerly the London Clearing House or “LCH”) on ICE Futures’ behalf and are transferred to ICE Futures on a monthly basis. The LCH, which is a clearinghouse based in London, also calculates and collects fees for cleared OTC contracts traded on the Platform.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Transaction fees are recorded net of rebates of $543,000, $3.3 million and $981,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The Company has historically rebated a portion of the exchange fees paid by ICE Futures independent local traders for lots bought and sold on the same day for the same price. However, this rebate was discontinued in April 2005 in connection with the closure of the ICE Futures open-outcry trading floor. The Company also rebates a portion of the commission fees paid by certain market makers in the OTC business. The 2004 rebates include $2.3 million for a two month rebate program in November and December 2004 designed to promote electronic futures trading in the ICE Brent Crude futures market on the Platform.

Market data revenues, which are billed through ICE Data, include terminal and license fees received from data vendors in exchange for the provision of real-time ICE Futures price information. Market data fees are charged to data vendors on a monthly basis based on the number and type of terminals they have carrying ICE Futures data. Each data vendor also pays an annual license fee to ICE Futures, which is deferred and recognized as revenue ratably over the period of the annual license. Market data revenues include view-only access charges to subscribers to view real-time OTC price information on the Platform through ICE Data. ICE Data also publishes end of day trading and price reports and provides market price validation services. The market price validation service provides validation of long-dated and illiquid swaps and options valuations based on inputs from counterparties in the marketplace submitting their trader valuations for open positions. ICE Data invoices its subscribers either on a monthly or annual basis. For those subscribers billed on an annual basis, the revenues are deferred and amortized ratably over the period of the annual subscriptions.

Other revenues include monthly minimum commission shortfall fees charged to customers that are signed up to trade on the OTC Platform. The monthly minimum commission amount for each company is based on the number of users at each company signed up to trade on the Platform. The difference between the monthly minimum commission total for each company and the actual amount of commissions paid that month for trading activity is recognized as monthly minimum commission shortfall trading access revenues. The actual amount of commissions paid that month for trading activity is recognized as transaction fee revenues.

Other revenues include fees generated from ICE Futures annual member subscription and system user fees, ICE Futures terminal fees, ICE Futures equipment rentals, ICE Futures communications charges and ICE Futures training seminars, and are recognized as services are provided or they are deferred and amortized ratably over the periods to which they relate. The ICE Futures equipment rentals and communication charges were discontinued in April 2005 in connection with the closure of the ICE Futures open-outcry trading floor.

Other revenues include fees charged to the Chicago Climate Exchange, Inc. (“CCX”). The CCX is a self-regulated exchange that administers a voluntary multi-sector greenhouse gas reduction and trading program for North America. The Company, through its OTC business segment, has been contracted to provide, design and service the CCX’s electronic trading platform in the U.S. The Company charges licensing and service fees in advance to the CCX on a monthly basis and these fees are recognized as services are provided. The Company also has an agreement, through ICE Futures, with CCX and its wholly owned subsidiary, the European Climate Exchange (“ECX”), to list certain European emissions contracts on the Platform. The Company charges the ECX certain operating costs, 25% of the net European emissions membership fees and 25% of the net transaction fees earned from the European emissions contracts traded on the Platform. The Company also recognizes technology development fees as revenues from both the CCX and the ECX when the development work is completed and accepted.

Sources of Supplies

The Company uses 14 primary vendors for equipment used in the Platform and its network. If these vendors were unable to meet the Company’s needs, management believes that the Company could obtain this equipment from other vendors on comparable terms and that its operating results would not be materially adversely affected.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Credit Risk and Significant Customers

The Company’s accounts receivable related to its OTC business segment and its market data business segment subjects the Company to credit risk, as the Company does not require its customers to post collateral for bilateral trades or for market data services. The Company does not risk its own capital in transactions or extend credit to market participants in any commodities markets. The Company limits its risk of loss by allowing trading access to the Platform to companies that qualify as eligible commercial entities, as defined in the Commodity Exchange Act, and by terminating access to the Platform by entities with delinquent accounts.

The launch and growth of cleared OTC products also limits the Company’s risk of loss in its OTC business as the LCH collects cleared transaction fees on the date the transactions occur and transfers these fees to the Company on a monthly basis. The LCH serves as the central counterparty to all trades executed by its members. During the year ended December 31, 2005 74.6% of the OTC business segment commission fee revenues were from cleared trades.

The Company’s large customer base also mitigates the concentration of credit risk as the Company had over 800 companies registered to trade on the Platform as of December 31, 2005 and over 225 companies with view-only access rights through ICE Data. There were no accounts receivable balances greater than 10% of total consolidated accounts receivable as of December 31, 2005 or December 31, 2004. No single customer accounted for more than 10% of total consolidated revenues during any of the years ended December 31, 2005, 2004 or 2003. See Note 13 where related-parties are discussed in more detail.

Stock-Based Compensation

The Company currently sponsors employee stock option and restricted stock plans, described more fully in Note 11. Prior to January 1, 2006, the Company accounted for the stock-based compensation plans under the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Therefore, the Company recognized no compensation expense for the stock option grants as long as the exercise price was equal to or more than the fair value of the shares at the date of grant. Prior to January 1, 2006, the Company followed the disclosure-only provisions under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transaction and Disclosure. Had the Company elected to adopt the fair value recognition provisions of SFAS No. 123, pro forma net income (loss) available to common shareholders and earnings (loss) per common share for the years ended December 31, 2005, 2004 and 2003 would be as follows:

	Year Ended December 31,
	2005	2004	2003
	(In thousands, except
	per share amounts)

Net income (loss) available to common shareholders, as reported	$(20,909)	$21,949	$19,987
Add: Stock-based compensation expense included in reported net income, net of tax	1,358	243	4
Deduct: Total stock-based compensation expense determined under the fair value method for all awards, net of tax	(7,218)	(4,970)	(3,494)

Net income (loss) available to common shareholders, pro forma	$(26,769)	$17,222	$16,497

Earnings (loss) per common share:
Basic — as reported	$(0.39)	$0.42	$0.37

Diluted — as reported	$(0.39)	$0.41	$0.37

Basic — pro forma	$(0.50)	$0.33	$0.30

Diluted — pro forma	$(0.50)	$0.32	$0.30

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Earnings Per Common Share

Basic earnings per common share is calculated using the weighted average common shares outstanding during the year. Common equivalent shares from stock options, restricted stock awards and warrants, using the treasury stock method, are also included in the diluted per share calculations unless their effect of inclusion would be antidilutive (Note 20).

Treasury Stock

The Company records treasury stock activities under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock (Note 11).

Fair Value of Financial Instruments

SFAS No. 107, Disclosure about the Fair Value of Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the consolidated balance sheets. The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, customer accounts receivable, long-term investments, short-term and long-term debt and other short-term assets and liabilities. Based on the short-term nature of these financial instruments or their market rates, the estimated fair values of the Company’s financial instruments approximate their carrying values as of December 31, 2005 and 2004.

Foreign Currency Translation Adjustments and Transactions

The functional currency of the Company’s U.K. subsidiaries is the U.K. pounds sterling. The Company translates these assets and liabilities into U.S. dollars using period-end exchange rates and revenues and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders’ equity in the accompanying consolidated balance sheets and in the consolidated statements of comprehensive income. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables or the Company’s foreign subsidiaries cash accounts held in U.S. dollars, are included in other income (expense) in the accompanying consolidated statements of income and resulted in net gains (losses) of $1.5 million, ($1.4 million) and ($644,000) for the years ended December 31, 2005, 2004 and 2003, respectively.

Derivatives and Hedging

During the years ended December 31, 2004 and 2003, the Company entered into foreign currency hedging activities primarily to protect the net investment in its foreign subsidiaries (Note 15). In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company is required to recognize all derivative financial instruments as either assets or liabilities in the accompanying consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which have been designated as a hedge of a net investment in foreign operations, are reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments are immediately recognized in earnings. The Company’s foreign exchange forward contracts entered into during the years ended December 31, 2004 and 2003 met the requirements for hedge accounting, including correlation, and qualified as effective hedges. Therefore, all gains or losses on these foreign exchange forward contracts have been reflected in other comprehensive income in the accompanying consolidated statements of comprehensive income and balance sheets. The Company did not enter into any foreign currency hedges during the year ended December 31, 2005 and there were no outstanding hedges as of December 31, 2005.

The Company invests excess cash through a third-party asset management company which, from time to time, enters into derivative transactions to manage the price risk inherent in the investment portfolio. As of December 31,

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

2005, there were no derivative instruments designated as hedges in the portfolio. The derivative instruments in the portfolio are recorded at fair market value in the accompanying consolidated balance sheets, with related gains and losses recognized immediately in earnings.

Marketing and Promotional Fees

Advertising costs, including print advertising and production costs, product promotion campaigns and seminar, conference and convention costs related to trade shows and other industry events, are expensed as incurred. The Company incurred advertising costs of $1.7 million, $849,000 and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

New Accounting Pronouncements

In December 2004, FASB Staff Position No. SFAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FSP SFAS 109-2”) was issued. FSP SFAS 109-2 provides guidance under SFAS 109, Accounting for Income Taxes (“SFAS No. 109”), for recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”), enacted on October 22, 2004. The Jobs Act allows a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. FSP SFAS 109-2 allows time beyond the financial reporting period of enactment to evaluate the effects of the Jobs Act before applying the requirements of FSP SFAS 109-2. The Company completed its evaluation and repatriation determination during 2005 (Note 12).

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company adopted this new pronouncement in its fourth quarter of fiscal 2005. The adoption of FIN 47 did not have an impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, Accounting Changes, previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for the Company as of January 1, 2006. The adoption of SFAS No. 154 did not have a material impact on the Company’s consolidated financial statements.

In November 2005, the FASB issued Staff Position No. FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”). FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. The Company adopted this new pronouncement in its fourth quarter of fiscal 2005. The adoption of FSP 115-1 did not have an impact on the Company’s consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the December 31, 2005 financial statement presentation. Trading access fee revenues of $3.6 million and $2.5 million for the years ended December 31, 2004 and 2003, respectively, were reclassified to other revenues. Cost of hosting expenses of $1.3 million and $1.7 million

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

for the years ended December 31, 2004 and 2003, respectively, were reclassified to selling, general and administrative expenses. Hardware and software support expenses of $2.2 million and $2.1 million for the years ended December 31, 2004 and 2003, respectively, were reclassified from professional services expenses to selling, general and administrative expenses.

Certain prior year amounts have been reclassified to conform to the March 31, 2006 financial statement presentation. Other revenues of $3.0 million, $2.6 million and $1.9 million for the years ended December 31, 2005, 2004 and 2003, respectively, were reclassified to market data fees revenue.

3.	Restricted Cash

As a Recognized Investment Exchange, the Financial Services Authority requires ICE Futures to restrict the use of the equivalent of six months of operating expenditures in cash or cash equivalents at all times. As of December 31, 2005 and 2004, this amount was equal to $10.9 million and $12.4 million, respectively, and is reflected as restricted cash in the accompanying consolidated balance sheets.

ICE Markets UK is regulated by the Financial Services Authority as an agency broker. The Financial Services Authority requires ICE Markets UK to maintain a minimum level of financial resources, which is calculated annually on the basis of 25% of the relevant annual expenditures, adjusted for any illiquid assets. As of December 31, 2005 and 2004, the resource requirement was equal to $1.7 and $1.0 million, respectively, and is reflected as restricted cash in the accompanying consolidated balance sheets.

In November 2004, the Company entered into a revolving credit agreement with Wachovia Bank, National Association (“Wachovia”) (Note 8). The Company was required to maintain a $5.0 million money market account with Wachovia until it had transferred the primary domestic and international deposit accounts to the lender, which occurred during 2005. As of December 31, 2004, this $5.0 million balance was reflected as restricted cash in the accompanying consolidated balance sheets.

4.	Short-Term and Long-Term Investments

Short-term and long-term investments consist of available-for-sale securities. Available-for-sale securities are carried at fair value with unrealized gains or losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income. The cost of securities sold is based on the specific identification method.

As of March 31, 2006, available-for-sale securities consisted of the following (in thousands):

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Corporate bonds	$26,660	$162	$90	$26,732
Municipal bonds	118,291	1	118	118,174

Total	$144,951	$163	$208	$144,906

As of December 31, 2005, available-for-sale securities consisted of the following (in thousands):

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Corporate bonds	$18,639	$165	$63	$18,741
Municipal bonds	94,747	3	14	94,736

Total	$113,386	$168	$77	$113,477

During the three months ended March 31, 2005 and during the years ended December 31, 2004 and 2003, the Company only invested in ARS. Based on the short-term nature of the 28-day auction rate issues and their market

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

rates, the estimated fair value of the ARS approximates carrying value. Therefore, no unrealized gains or losses were recorded on available-for-sale securities during the three months ended March 31, 2005 and during the years ended December 31, 2004 and 2003.

The contractual maturities of these investments as of March 31, 2006, were as follows (in thousands):

Estimated Fair
Value

Maturities:
Due within 1 year	$51,338
Due within 1 year to 5 years	16,618
Due within 5 years to 10 years	12,420
Due after 10 years	64,530

Total	$144,906

The contractual maturities of these investments as of December 31, 2005, were as follows (in thousands):

Estimated Fair
Value

Maturities:
Due within 1 year	$33,141
Due within 1 year to 5 years	5,296
Due within 5 years to 10 years	9,520
Due after 10 years	65,520

Total	$113,477

As of March 31, 2006, the Company had $133.9 million in short-term investments and $8.6 million in long-term investments. The Company also had $2.4 million of the restricted cash as of March 31, 2006 invested in available-for-sale securities. As of December 31, 2005, the Company had $111.2 million in short-term investments and $2.3 million in long-term investments. Investments that the Company intends to hold for more than one year are classified as long-term investments in the accompanying consolidated balance sheets. As of December 31, 2004, the ARS investments were classified as short-term investments in the accompanying consolidated balance sheets.

Proceeds from sales of available-for-sale investments, including the restricted short-term investments, were $58.8 million, $78.7 million and $11.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Purchases of available-for-sale investments, including the restricted short-term investments, were $166.6 million, $48.0 million and $43.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. Net realized gains on the available-for-sale investments, including the restricted short-term investments, were $770,000, $394,000 and $116,000 for the years ended December 31, 2005, 2004 and 2003, respectively, and have been classified as interest income in the accompanying consolidated statements of income.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

5.	Property and Equipment

Property and equipment consisted of the following as of December 31, 2005 and 2004:

	December 31,		Depreciation
	2005	2004	Period
	(In thousands)		(In years)

Land	$3,437	$3,832	—
Computer and network equipment	25,599	22,964	3 to 4
Software and internally developed software	43,560	37,058	3
Office furniture and equipment	2,477	2,263	5
Leasehold improvements	1,498	2,010	7

	76,571	68,127
Less accumulated depreciation and amortization	(56,223)	(48,763)

Property and equipment, net	$20,348	$19,364

For the years ended December 31, 2005, 2004 and 2003, amortization of software and internally developed software was $7.1 million, $8.3 million and $9.1 million, respectively, and depreciation of all other property and equipment was $4.7 million, $5.2 million and $7.3 million, respectively. The unamortized software and internally developed software balances were $8.9 million and $9.4 million as of December 31, 2005 and 2004, respectively.

In January 2004, the Company extended the remaining estimated useful lives of various computer and network equipment from March 2005 to December 2005. The Company’s decision to extend the useful lives of these assets was based on an internal analysis that indicated the estimated useful lives would extend beyond the original estimate of three years. This had the impact of deferring $676,000 of depreciation expense, $440,000 on an after tax basis, that would have otherwise been recorded during the year ended December 31, 2004. The impact of this change in estimate increased earnings per share by $0.01 during the year ended December 31, 2004. We will continue to review the remaining estimated useful lives of our property and equipment and will make adjustments whenever events or changes in circumstances indicate that the remaining useful lives have changed.

6.	Goodwill and Other Intangible Assets

Goodwill and other intangible assets and the related accumulated amortization consisted of the following as of December 31, 2005 and 2004:

	December 31,
	2005	2004
	(In thousands)

Goodwill from the ICE Futures acquisition	$75,994	$84,713
ICE Futures customer relationships	5,363	5,978
Recognized Investment Exchange license	1,322	1,473
Trademark and internet domain names	665	665

	83,344	92,829
Less accumulated amortization	(7,290)	(6,754)

Goodwill and other intangible assets, net	$76,054	$86,075

ICE Futures has contractual customer relationships with its members and quote vendors. A member is defined as a company and/or an individual who has rights to execute and/or clear exchange trades directly through the ICE Futures exchange. A quote or data vendor is defined as a data reseller who distributes ICE Futures real-time price information to its customers. These customer relationships have been classified as intangible assets and are being

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

amortized over their estimated useful lives of five years. As of December 31, 2005 and 2004, the net carrying value of these customer relationships totaled $501,000 and $1.8 million, respectively.

As discussed in Note 1, ICE Futures is a Recognized Investment Exchange that is regulated by the Financial Services Authority in accordance with the Financial Services and Markets Act 2000. The Recognized Investment Exchange status allows ICE Futures to carry out its business as a futures and options exchange. The process of obtaining recognition as an Investment Exchange in the U.K. involves applicants incurring significant time and legal expense, which the Company avoided by its acquisition of ICE Futures. ICE Futures’ Recognized Investment Exchange status has therefore been classified as an intangible asset due to its operating agreement/license with the Financial Services Authority. The Company did not recognize any amortization expense or impairment losses on the Recognized Investment Exchange license intangible asset during the years ended December 31, 2005, 2004 and 2003 as it has an indefinite useful life. As of December 31, 2005 and 2004, the carrying value of the Recognized Investment Exchange license totaled $1.3 million and $1.4 million, respectively.

During 2003, the Company purchased trademarks and internet domain names from various third parties for $665,000. These trademarks and internet domain names have been classified as intangible assets and are being amortized over their estimated useful lives of five years. As of December 31, 2005 and 2004, the carrying value of these trademarks and internet domain names totaled $300,000 and $433,000, respectively.

The Company did not recognize any amortization expense or impairment losses on goodwill during the years ended December 31, 2005, 2004 and 2003. As of December 31, 2005 and 2004, the Company’s goodwill balance totaled $74.0 million and $82.5 million, respectively. The decrease in goodwill and other intangible assets resulted from translation adjustments.

For the years ended December 31, 2005, 2004 and 2003, amortization of other intangible assets was $1.3 million, $1.5 million and $1.0 million, respectively. The Company expects future amortization expense from other intangible assets as of December 31, 2005 to be as follows (in thousands):

2006	$634
2007	133
2008	34

$801

7.	Deferred Revenue

Deferred revenue relates to the unamortized annual billings for ICE Futures member subscription and user fees, ICE Futures equipment rentals and ICE Data market data services, reports and subscriptions which are recognized as revenue as services are provided. Deferred revenue also includes the Chicago Climate Exchange license and service fees that are billed monthly in advance and for certain ICE Futures training seminars that are pre-billed.

8.	Revolving Credit Facility

On November 17, 2004, the Company entered into a $25.0 million revolving credit agreement (the “Facility”) with Wachovia. Under the terms of the Facility, the Company can borrow an aggregate principal amount of up to $25.0 million at any time from the closing date of the Facility through the termination date of the Facility, which was originally November 17, 2006. The Company also has the right to repay and reborrow loans or to permanently reduce in whole or in part the amount available under the Facility at any time prior to the termination date of the Facility without premium or penalty. The Facility includes an unused line fee that is equal to the unused maximum revolver amount multiplied by an applicable margin rate and is payable on a quarterly basis. The applicable margin rate ranges from 0.15% to 0.25% based on a cash flow leverage ratio calculated on a trailing twelve month period. Based on this calculation, the applicable margin rate was 0.15% as of December 31, 2005.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The loans under the Facility bear interest on the principal amounts outstanding at a rate of LIBOR plus an applicable margin. The Company has the option to select the interest period applicable to any loans at the time of borrowing. The interest periods shall either be a daily LIBOR market index loan or a LIBOR rate loan with a period of one, three or six months. Interest on each LIBOR market index loan shall be payable on a monthly basis and the interest on the LIBOR rate loans shall be payable on the last day of each interest period. However, if the interest period is six months, interest shall be payable at and on the last day of each three month period during the interest period. The applicable margin rate ranges from 0.85% to 1.05% based on a cash flow leverage ratio calculated on a trailing twelve month period. As of December 31, 2005, the applicable margin rate was 0.95%.

The Company borrowed the entire $25.0 million available under the Facility on November 23, 2004. These funds were used for a portion of the $67.5 million redemption of the Company’s Class B redeemable common stock that occurred in November 2004 (Note 9). As of December 31, 2004, $13.0 million was held in a six month LIBOR rate loan with a locked-in interest rate, including the applicable margin rate, of 3.40%. The remaining balance of $12.0 million was held in a daily LIBOR market index loan with an interest rate, including the applicable margin rate, of 3.25% as of December 31, 2004. The Company repaid the $12.0 million LIBOR market index loan in January 2005 with excess cash. Therefore, the $12.0 million was shown as a current liability in the accompanying consolidated balance sheets as of December 31, 2004. The Company repaid the remaining $13.0 million outstanding balance in November 2005, using a portion of the proceeds from the Company’s November 2005 initial public offering of common stock (Note 11).

The Facility contains certain affirmative and negative covenants including, but not limited to, cash flow leverage ratios, minimum tangible net worth ratios and limitations or approvals needed from Wachovia for acquisitions, investments, external debt and other fundamental changes to the business.

On October 18, 2005, the Company entered into an amendment to the Facility. Under the amended Facility, the Company can borrow an aggregate principal amount of up to $50.0 million at any time through November 17, 2007. As consideration for this change, the Company paid an amendment fee to Wachovia of $175,000. This amount, as well as the other related Facility issuance costs, were deferred and are being amortized through the new termination date of the Facility, which is November 17, 2007.

9.	Class B Redeemable Common Stock

In June 2001, the Company purchased ICE Futures. The Company acquired the share capital of ICE Futures in a tax-free stock-for-stock exchange. Each ICE Futures shareholder received, for each share tendered to the Company, one Class A, Series 1 common share and one Class B redeemable common share of the Company, for an aggregate total of 2,862,579 Class A, Series 1 shares and 2,862,579 Class B redeemable shares.

Under the terms of the offer and the Company’s charter, the Class B redeemable shares had an aggregate redemption value of $67.5 million and were subject to redemption at the holder’s option for $23.58 per share following the first anniversary of the date on which the ICE Brent Crude futures contract and the ICE Gas Oil futures contract have traded exclusively for ten consecutive days through an electronic trading platform. The Class B redeemable shares were also subject to redemption at the holder’s option if certain redemption trigger events occurred including, but not limited to, if the Company decided not to proceed with an electronic trading platform for the ICE Brent Crude futures contract and the ICE Gas Oil futures contract.

The Company recorded the issuance of the Class B redeemable shares at their discounted present value of $60.2 million at the date of issuance, and accreted to the redemption value based on the effective interest method over a two-year period ended in June 2003. June 15, 2003 was the earliest potential redemption date under the terms of the Class B redeemable shares. During the year ended December 31, 2003, the Company recorded $1.8 million in accretion directly to retained earnings related to the Class B redeemable shares.

On November 5, 2004, pursuant to a vote of the Company’s shareholders, the Company amended its charter to provide the Company with a mandatory right of redemption with respect to the Class B redeemable shares. The

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Company could redeem all but not less than all of the outstanding shares of the Class B redeemable shares at the redemption price at its option with a five day notice period. On November 23, 2004, the Company exercised the mandatory redemption option and redeemed all 2,862,579 Class B redeemable shares at the $23.58 redemption value for an aggregate redemption price of $67.5 million. The Company used the $25.0 million available under the Facility (Note 8), the $24.0 million available under a letter-of-credit facility, as discussed below, and $18.5 million of its excess cash for the $67.5 million redemption. The Class B redeemable shares received in connection with the redemption held the status of undesignated shares of common stock.

The Company exercised the mandatory redemption option for several reasons. Facilitating an early redemption of the Class B redeemable stock permitted the Company to eliminate existing credit support arrangements attached to the unfulfilled redemption obligations that existed with respect to the Class B redeemable stock. Such credit support arrangements have in practice restricted the Company’s ability to incur material debt, to expand its business and to finance potential acquisitions. The Company also anticipated that ICE Futures would move to exclusive electronic trading during 2005, at which time the Company would have been obligated to redeem the Class B redeemable stock at the $23.58 cash redemption value following the anniversary date.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. Previously, entities were generally consolidated by a company that has a controlling financial interest through ownership of a majority voting interest in the entity. The Company was required to adopt FIN 46 in the first quarter of 2004, but chose to adopt it early during November 2003.

The Company had an interest in a special purpose or variable interest entity that it previously was not required to consolidate based on preexisting authoritative accounting guidance. However, given that the Company had the ability to receive all of the variable interest entity’s expected residual losses and returns, the Company was considered the primary beneficiary under FIN 46 and was required to consolidate the entity. The result of the adoption of FIN 46 and the consolidation of the variable interest entity in November 2003 was an increase to restricted short-term investments and a corresponding increase to additional paid-in capital for $24.0 million. The $24.0 million held by the special purpose entity was pledged to a bank as a guarantee to secure a letter-of-credit facility for the Company’s Class B redeemable common stock. The entire $24.0 million letter-of-credit facility was used for a portion of the redemption of the Class B redeemable common stock.

10.	Redeemable Stock Put

Continental Power Exchange, Inc. is the Company’s predecessor company and is owned by the chief executive officer of the Company. The Company had a put agreement (the “Redeemable Stock Put”) with Continental Power Exchange, Inc. under which, in certain circumstances, Continental Power Exchange, Inc. had the right to require the Company to purchase a portion of the Company’s common stock held by Continental Power Exchange, Inc. for an amount equal to the greater of fair market value at the date the put was exercised, or $5.0 million. Continental Power Exchange, Inc. had the right to exercise the put option upon the termination, retirement, death or disability of the senior officer, exercisable at any time within six months of such an event.

The Company initially recorded the Redeemable Stock Put at the minimum $5.0 million redemption threshold. The Company had adjusted the Redeemable Stock Put to its redemption amount at each subsequent balance sheet date. The adjustment to the redemption amount had been recorded directly to retained earnings or, in the absence of positive retained earnings, by charges against additional paid-in capital. The Company reduced the Redeemable Stock Put by $8.4 million during the year ended December 31, 2003. This adjustment resulted from a reduction in the estimated fair value of the Company’s common stock from $12.00 per share as of December 31, 2002 to $8.00 per share as of December 31, 2003. There was no change in the fair value of the Company’s common stock during the year ended December 31, 2004.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

In October 2005, the Company entered into an agreement with Continental Power Exchange, Inc. (“the Put Termination Agreement”) to cancel the Redeemable Stock Put contingent upon the closing of the Company’s initial public offering of common stock. The Company increased the Redeemable Stock Put by $61.3 million during the year ended December 31, 2005 resulting from an increase in the estimated fair value of the Company’s common stock from $8.00 per share as of December 31, 2004 to $35.90 per share as of November 21, 2005, the closing date of the Company’s initial public offering of common stock and the termination date of the Redeemable Stock Put. The balance of the Redeemable Stock Put on November 21, 2005 was $78.9 million and was reclassified to additional paid-in capital upon its termination.

As part of the Put Termination Agreement, the Company amended Continental Power Exchange, Inc.’s registration rights with respect to its 2,197,813 shares of the Company’s Class A common stock, Series 2. In addition to extending customary demand and piggy-back registration rights for a twelve-month period from a six-month period following the termination of the senior officer’s employment with the Company, the Company has agreed to pay all underwriting discounts, broker’s fees and selling commissions incurred by Continental Power Exchange, Inc. in connection with selling its shares pursuant to the registration rights granted under the agreement. In no event will the aggregate amount payable by the Company for these underwriting fees exceed $4.5 million. The Company has not accrued for these fees because the payment of any amount is not currently probable.

11.	Shareholders’ Equity

Common Stock

On March 21, 2005, the board of directors approved a plan of recapitalization that amended and restated the Company’s Certificate of Incorporation effective immediately prior to the closing of the November 2005 initial public offering of the Company’s common stock. The plan of recapitalization and the amendment and restatement of the Company’s Certificate of Incorporation were approved by the Company’s shareholders. The plan of recapitalization: (i) authorized a reverse stock split of the Company’s outstanding common stock at a ratio of 1 for 4; (ii) authorized the creation of a new class of common stock and a new class of preferred stock; and (iii) authorized the Company’s board of directors to grant holders of its Class A, Series 1 and Class A, Series 2 common shares the right to convert these shares into shares of new common stock on a 1 for 1 basis at the holder’s option, subject to such conditions as the Company’s board of directors may deem appropriate.

The following table summarizes the number and classes of shares of common stock and preferred stock authorized for issuance by the Company as of December 31, 2005 and 2004:

	Number of Shares Authorized
	as of December 31,
	2005	2004	Par Value

Common stock	194,275,000	—	$0.01
Preferred stock	25,000,000	—	0.01
Class A common stock, Series 1	5,725,000	5,725,159	0.01
Class A common stock, Series 2	75,000,000	75,000,000	0.01
Undesignated shares of common stock	—	2,862,579	—

As discussed in Note 9, the Company redeemed the Class B redeemable shares in November 2004. The Company’s charter provided that upon payment of the redemption price, all rights in respect of the Class B redeemable shares ceased, no Class B redeemable shares may be reissued and all such re-acquired shares shall hold the status of undesignated shares of common stock. In connection with the recapitalization, these undesignated shares of common stock were cancelled.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Stock Option Plans

The Company has adopted the IntercontinentalExchange, Inc. 2000 Stock Option Plan (the “2000 Stock Option Plan”). As of December 31, 2005, there are 5,250,000 shares of common stock authorized for issuance under the 2000 Stock Option Plan, of which 402,424 and 306,923 shares are available for future issuance as of March 31, 2006 and December 31, 2005, respectively. The Company has also adopted the IntercontinentalExchange, Inc. 2005 Equity Incentive Plan (the “2005 Equity Incentive Plan”). The 2005 Equity Incentive Plan allows the Company to grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units. As of December 31, 2005, there are 2,125,000 shares reserved for issuance under the 2005 Equity Incentive Plan, of which 63,750 restricted stock units have been issued and are outstanding as of December 31, 2005 and 150,184 have been issued and are outstanding as of March 31, 2006. The Company granted 86,434 restricted stock units under the 2005 Equity Incentive Plan during the three months ended March 31, 2006. The grant date fair value of the 86,434 restricted stock units granted during the three months ended March 31, 2006 was $49.23 per share. The grant date fair value was based on the closing stock price at the date of grant. The fair value of the restricted stock units on the date of the grant is recognized as expense ratably over the vesting period, net of estimated forfeitures.

Stock options are granted at the discretion of the compensation committee of the board of directors. The Company may grant, under provisions of the Plan, both incentive stock options and nonqualified stock options. The options generally vest over four years, but can vest at different intervals based on the compensation committee’s determination. Generally, options may be exercised up to ten years after the date of grant, but generally expire 14 days after termination of employment. The following is a summary of options for the three months ended March 31, 2006 and for the years ended December 31, 2005, 2004 and 2003:

		Weighted Average
	Number of	Exercise Price per
	Options	Option

Outstanding at January 1, 2003	2,676,616	$10.48
Granted	1,784,588	8.12
Exercised	(2,500)	9.52
Forfeited	(125,092)	10.08

Outstanding at December 31, 2003	4,333,612	9.52
Granted	1,661,645	8.00
Exercised	(2,250)	6.40
Forfeited	(1,118,934)	11.80

Outstanding at December 31, 2004	4,874,073	8.48
Granted	509,950	18.01
Exercised	(145,340)	5.96
Forfeited	(451,265)	9.15

Outstanding at December 31, 2005	4,787,418	9.51
Granted	—	—
Exercised	(103,094)	9.22
Forfeited	(89,932)	8.69

Outstanding at March 31, 2006	4,594,392	9.53

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Details of stock options outstanding as of March 31, 2006 are as follows:

			Weighted Average	Aggregate
		Weighted Average	Remaining	Intrinsic
	Number of	Exercise Price per	Contractual Life	Value
	Options	Option	(Years)	(In thousands)

Vested or expected to vest	3,958,657	$9.37	7.44	$236,246
Exercisable	2,591,575	8.73	6.89	156,336

The total intrinsic value of stock options exercised during the three months ended March 31, 2006 was $6.1 million. As of March 31, 2006, there was $7.0 million in total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of 2.6 years as the stock options vest.

Details of options outstanding as of December 31, 2005 are as follows:

		Weighted Average
	Number of	Remaining
	Options	Contractual Life	Options
Exercise Price	Outstanding	(Years)	Exercisable

$ 4.20	292,706	4.55	292,706
7.04	159,478	5.31	159,478
8.00	3,267,874	8.43	1,187,257
12.00	851,585	6.49	786,264
26.00	85,650	9.88	—
35.08	130,125	10.00	—

Of the options outstanding at December 31, 2005, 2,425,705 were exercisable at a weighted-average exercise price of $8.77. Of the options outstanding at December 31, 2004, 1,569,147 were exercisable at a weighted-average exercise price of $8.56. Of the options outstanding at December 31, 2003, 1,255,797 were exercisable at a weighted-average exercise price of $9.50. All stock options were granted at a price equal to the estimated fair value of the common stock at the date of grant. Prior to the Company’s initial public offering of common stock in November 2005, this determination was made by the Company’s compensation committee, primarily based on valuations performed by an independent third party.

Of the 509,950 options granted during 2005, 291,875 were granted during the first six months of 2005. These options were granted at an exercise price of $8.00 per share, which was equal to the estimated fair value of the common stock at the dates of grant as determined by the compensation committee. The remaining 218,075 options were granted on the date of or after the Company’s initial public offering of common stock and were granted based on the initial public offering price or the closing stock price at the date of grant. Of the 1,661,645 options granted during 2004, all were granted during the quarter ended December 31, 2004 and were granted at an exercise price of $8.00 per share, which was equal to the estimated fair value of the common stock at the dates of grant as determined by the compensation committee. All of the options had no intrinsic value due to the exercise price being equal to the fair value on the dates of grant.

The grant date fair value of the 63,750 restricted stock units granted during the year ended December 31, 2005 under the 2005 Equity Incentive Plan was $35.08 per share. The grant date fair value was based on the closing stock price at the date of grant. The fair value of the restricted stock units on the date of the grant is recognized as expense ratably over the vesting period. During the year ended December 31, 2005, deferred stock compensation of $2.2 million was recorded on these restricted stock grants issued during the year based on the fair value of the shares on the date of grant and is being amortized over four years. During the year ended December 31, 2005, $6,000 was amortized as compensation and benefits expenses in the accompanying consolidated statements of income. The unamortized balance of deferred stock compensation on restricted stock is included as a separate component of shareholders’ equity in the accompanying consolidated balance sheet as of December 31, 2005. The unamortized

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

balance of deferred stock compensation was reversed on January 1, 2006 in connection with the adoption of SFAS No. 123(R).

The Company has historically issued one large stock option grant during the fourth quarter of each year and has on occasion issued smaller stock grants during the year, primarily for new employees. Prior to the Company’s November 2005 initial public offering of common stock, an independent valuation was performed just prior to each fourth quarter stock option grant to assist the compensation committee in determining the fair market value of the Company’s common stock. The fair market value was reviewed by the compensation committee throughout the year for the valuation of the smaller stock option grants based on various factors, including the Company’s financial performance and any independent sales of the Company stock by existing shareholders from the date of the last independent valuation, through year-end. Beginning in the fourth quarter 2005, fair market values of the Company’s common stock are now determined using the closing stock price on the date of grant.

Pro forma information regarding net income and earnings per share, as presented in Note 2, was required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if the Company has accounted for its employee stock options under the fair value method of SFAS No. 123 as of its effective date. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model was the most common method under SFAS No. 123 for computing fair value. The pro forma results are not intended to be indicative of or a projection of future results.

For SFAS No. 123 disclosure purposes, the Company, using the Black-Scholes option pricing model and the weighted-average assumptions included in the table below, has computed the value of all options for shares of common stock granted to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

	Year Ended December 31,
Assumptions	2005	2004	2003

Risk-free interest rate	4.0%	3.4%	3.2%
Expected life in years	5	5	5
Expected volatility	43.0%	49.0%	40.0%
Expected dividend yield	0%	0%	0%
Estimated weighted-average fair value of options granted per share	$7.36	$3.72	$3.28

Restricted Stock Deferral Plan for Outside Directors

The Company has adopted the IntercontinentalExchange, Inc. 2003 Restricted Stock Deferral Plan for Outside Directors (the “Director Plan”). Directors can elect to receive up to 100% of their board compensation in restricted stock or restricted stock units. All restricted stock is granted at a price equal to the estimated fair value of the common stock at the date of grant as determined by the compensation committee. The restricted stock generally vests over a three-year period. As of December 31, 2005, there are 250,000 shares of common stock authorized for issuance under the Director Plan. Under the Director Plan, the compensation committee reserved a number of the Company’s common stock treasury shares sufficient to cover the current obligations under the Director Plan for issuance to the board of directors in lieu of fees otherwise payable in cash. During the years ended December 31, 2005, 2004 and 2003, 16,812, 3,094 and 3,771 shares, respectively, of restricted stock and restricted stock units were granted to members of the board of directors under the Director Plan.

The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2005, 2004 and 2003 was $13.73, $8.00 and $10.51, respectively. The fair value of the restricted shares on the date of the grant is recognized as expense ratably over the vesting period. During the years ended December 31, 2005, 2004 and 2003, deferred stock compensation of $231,000, $25,000 and $39,000, respectively, was recorded for the restricted stock grants issued during the years based on the fair value of the shares on the date of grant and is being amortized over three years. During the years ended December 31, 2005, 2004 and 2003, $49,000, $17,000 and

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

$5,000, respectively, was amortized as compensation and benefits expenses in the accompanying consolidated statements of income.

Restricted Stock Plan

The Company has adopted the IntercontinentalExchange, Inc. 2004 Restricted Stock Plan (the “Restricted Plan”). As of December 31, 2005, there are 1,475,000 shares of common stock authorized for issuance under the Restricted Plan. Under the Restricted Plan, the compensation committee reserved a number of the Company’s common stock treasury shares sufficient to cover the current obligations under the Restricted Plan for issuance to the employees and board of directors of the Company.

As of December 31, 2005 and 2004, 1,446,674 and 1,425,424 restricted shares, respectively, under the Restricted Plan were subject to outstanding awards of restricted stock units made to senior officers of the Company and members of the board of directors. Of these shares, 800,212 were granted in 2004 as time-based restricted shares and vest based on a four-year vesting schedule. Until the shares vest and are issued, the participants have no voting or dividend rights and the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. As of March 31, 2006 and December 31, 2005, no restricted treasury shares have been issued.

The weighted-average grant date fair value of the time-based restricted stock units granted during the year ended December 31, 2004 was $8.00. The grant date fair value was determined by the compensation committee primarily based on a valuation performed by an independent third party. The fair value of the restricted shares on the date of grant is recognized as expense ratably over the vesting period. During the year ended December 31, 2004, deferred stock compensation of $6.4 million was recorded for the time-based restricted stock grants issued during the year based on the fair value of the shares on the date of grant and is being amortized over four years. During the years ended December 31, 2005 and 2004, $1.6 million and $357,000, respectively, was amortized as compensation and benefits expenses related to this grant in the accompanying consolidated statements of income. Granted but unvested shares would be forfeited upon termination of employment. When restricted stock is forfeited, compensation costs previously recognized for unvested shares are reversed.

An additional 208,404 to 625,212 restricted shares under the Restricted Plan have been reserved for potential issuance as performance-based restricted shares for the Company’s senior officers and vest based on Company financial performance relative to three-year cumulative performance targets (the “Performance Targets”) set by the Company’s compensation committee for the period from January 1, 2005 to December 31, 2007.

The potential compensation expenses to be recognized under the performance-based restricted shares would be $1.4 million if the minimum Performance Targets are met and 208,404 restricted shares are issued, $2.8 million if the target Performance Targets are met and 416,807 restricted shares are issued or $4.2 million if the maximum Performance Targets are met and 625,212 restricted shares are issued. Under SFAS No. 123(R), the Company would recognize compensation costs for awards with performance conditions only if it is probable that the condition will be satisfied. If the Company initially determines that it is not probable that the performance condition will be satisfied and later determines that it is probable that the performance condition will be satisfied, or vice versa, the effect of the change in estimate should be accounted for in the period of change by recording a cumulative catch-up adjustment to retroactively apply the new estimate. The Company would recognize the remaining compensation costs over the remaining requisite service period.

During the three months ended March 31, 2006, the Company determined that it was probable that the target Performance Targets will be met and the Company recorded a cumulative catch-up adjustment to non-cash compensation expenses of $1.2 million. The remaining $1.6 million in non-cash compensation expenses under the target Performance Targets will be expensed ratably over the remaining requisite service period, currently estimated to be the end of the three-year performance period, or December 31, 2007. If the Performance Targets are not reached, the corresponding performance-based restricted shares will not be issued.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following is a summary of the nonvested restricted shares for the three months ended March 31, 2006:

	Number of	Weighted Average
	Restricted	Grant-Date
	Shares	Fair Value

Nonvested at January 1, 2006	1,260,773	$8.73
Granted	87,638	49.50
Vested	(59,960)	(11.77)

Nonvested at March 31, 2006	1,288,451	11.36

As of March 31, 2006, there was $10.3 million in total unrecognized compensation costs related to restricted stock. These costs are expected to be recognized over a weighted average period of 2.3 years as the restricted stock vests.

During the quarter ended December 31, 2005, the Company granted 21,250 restricted stock units under the Restricted Plan. These shares vested immediately and $370,000 was recorded directly to compensation and benefits expenses in the accompanying consolidated statements of income for the year ended December 31, 2005 relating to this grant.

Restricted shares are used as an incentive to attract and retain qualified senior officers and to increase shareholder returns with actual performance-based awards based on enhanced shareholder value. As part of the implementation of the Restricted Plan and the granting of 1,425,424 restricted shares during the year ended December 31, 2004, as discussed above, the Company’s senior officers and members of the board of directors exchanged a total of 942,600 stock options that had been granted in 2002 at an exercise price of $12.00. The date of the offer to exchange the outstanding $12.00 options for the restricted stock units was September 30, 2004 and the offer was open until October 28, 2004. All individuals eligible for the offer to exchange accepted and tendered their options on or before October 8, 2004. The time-based and performance-based restricted stock units were granted on October 11, 2004.

The Restricted Plan includes a change in control provision that may accelerate vesting on both the time-based and performance-based restricted shares if employment is terminated or if the individual resigns for “good reason” within 12 months after the effective date of a change in control. This would result in all unamortized deferred stock compensation relating to the time-based restricted shares being recognized as compensation expense at the date of the acceleration, which is the date when both the change in control and the termination in employment have occurred. All performance-based restricted shares would also immediately vest at the date of the acceleration and the Company would take a compensation expense charge equal to the previously unrecognized compensation expenses required to be recorded under the performance-based restricted shares.

Adoption of SFAS No. 123(R)

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation.  SFAS No. 123(R) requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee stock options and restricted stock based on estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under APB Opinion No. 25, for periods beginning in fiscal 2006.

The Company adopted SFAS No. 123(R) using the modified prospective method. Under the modified prospective method, compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123(R)for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The Company’s consolidated financial statements as of and for the three months

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

ended March 31, 2006 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as stock-based compensation expenses over the requisite service period in the Company’s consolidated financial statements. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB Opinion No. 25 as allowed under SFAS No. 123. Under the intrinsic value method, no stock-based compensation expenses have been recognized in the Company’s consolidated statements of income for stock options because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

As stock-based compensation expenses recognized in the accompanying unaudited consolidated statement of income for the three months ended March 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and management’s estimates. In the Company’s pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for stock option forfeitures as they occurred. The Company also did not estimate any forfeitures for the restricted stock grants in 2004 and 2005. Upon adoption of SFAS No. 123(R), the Company was required to record a cumulative adjustment to reverse compensation costs that would not have been recorded if forfeitures had been estimated. Therefore, the Company recorded a cumulative adjustment of $440,000 for the three months ended March 31, 2006 to reduce compensation costs that were actually recognized in the Company’s consolidated financial statements during 2004 and 2005 relating to the restricted stock compensation expense amortization. The Company is not required to adjust the pro forma SFAS No. 123 disclosures.

Adopters of SFAS No. 123(R) are required to calculate their historical additional paid-in capital pool (“APIC Pool”) for the period of 1995 to 2005 at such time that excess tax deficiencies arise in connection with stock-based compensation. Under SFAS No. 123(R), a company may use one of two methods to calculate its historical APIC Pool. A company may elect to calculate its initial pool of excess tax benefits pursuant to the method described in paragraph 81 of SFAS No. 123(R) or pursuant to the method described in FSP No. SFAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. Generally, the pool of excess tax benefits that is available to offset future excess tax deficiencies is based on the amounts that would have been recognized under SFAS No. 123 and SFAS No. 123(R) as if the company had always applied those standards for recognition purposes.

The Company has not yet elected which method it will choose to calculate its historical APIC Pool balance. However, prior to January 1, 2006, the Company had not reported any taxable income arising in connection with the share-based awards nor has it deducted in its tax returns any compensation related to the share-based awards. Accordingly, there are no tax benefits available to credit toward the historical APIC Pool calculation. As of January 1, 2006, the APIC Pool for the Company is zero under either calculation methodology. The Company will elect a method in accordance with the prescribed time limitation for doing so and understands that the election will dictate the treatment of awards vested as of the date of adoption of SFAS No. 123(R) for purposes of updating its APIC Pool post-adoption. During the three months ended March 31, 2006, excess tax benefits of $1.6 million were recognized as an increase to the APIC Pool balance. Of that amount, $1.5 million were qualifying excess tax benefits that increased the APIC Pool eligible to absorb future write-offs of unrealized deferred tax assets. In accordance with SFAS No. 123(R), the $1.5 million is reported as a financing cash flow in the accompanying unaudited consolidated statement of cash flows.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

No unearned compensation is included in stockholders’ equity under SFAS No. 123(R) for stock options and restricted stock awards granted. Rather, such stock options and restricted stock awards and units are included in stockholders’ equity under SFAS No. 123(R) when services required from employees and directors in exchange for the awards are rendered and expensed. Upon the adoption of SFAS No. 123(R) on January 1, 2006, the Company reversed the December 31, 2005 $6.9 million deferred stock compensation balance by a charge to additional paid-in capital.

Employee and director stock-based compensation expenses and the related income tax benefit recognized for both stock options and restricted stock, in the accompanying unaudited consolidated statement of income for the three months ended March 31, 2006, were $2.2 million and $653,000, respectively. Employee and director stock-based compensation expenses and the related income tax benefit recognized on the restricted stock in the accompanying unaudited consolidated statement of income for the three months ended March 31, 2005 were $405,000 and $149,000, respectively. As a result of the adoption SFAS No. 123(R), the Company’s income before income taxes and net income for the three months ended March 31, 2006 are $290,000 and $200,000 lower, respectively, than if it had continued to account for share-based compensation under APB Opinion No. 25. The adoption of SFAS No. 123(R) decreased the Company’s calculation of basic and diluted earnings per share by $0.01 during the three months ended March 31, 2006. Had the Company determined compensation costs based on the estimated fair value at the grant dates for its stock options granted prior to adoption of SFAS No. 123(R), the Company’s pro forma net income and earnings per common share for the three months ended March 31, 2005 would have been as follows:

Three Months Ended
March 31, 2005
(In thousands, except
per share amounts)

Net income, as reported	$8,870
Add: Stock-based compensation expenses included in reported net income, net of tax	268
Deduct: Total stock-based compensation expenses determined under the fair value method for all awards, net of tax	(1,904)

Net income, pro forma	$7,234

Earnings per common share:
Basic and Diluted — as reported	$0.17

Basic and Diluted — pro forma	$0.14

The Company will continue to use the Black-Scholes option pricing model for purposes of valuation for share-based awards. The Company’s determination of fair value of share-based payment awards on the date of grant using the Black-Scholes option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS No. 123(R) using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. The Company did not grant any stock options during the three months ended March 31, 2006.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Warrants

In connection with their initial investment in the Company, certain shareholders in the gas and power industries (the “Gas and Power Firms”) were granted warrants to purchase an additional 10% ownership interest in the Company, subject to dilution under certain events. The Gas and Power Firms could have purchased up to 5,804,095 shares of Class A common stock, Series 2, upon vesting and exercise of the warrants at an aggregate exercise price of $75.0 million, or $12.92 per share. The warrants would have vested and become exercisable if the Company’s average monthly revenue from transaction commissions and ancillary and back-office services related to North American power and gas products traded on the Platform (the “Gas and Power Revenues”) exceeded certain revenue thresholds (the “Revenue Threshold”) over a consecutive 12-month period. The measurement period for the Revenue Threshold began on October 1, 2001 and expired on September 30, 2004. If such warrants had vested, the fair value of the warrants would have been recorded as a reduction to revenues in the month that vesting occurred based on the value of the Company at the date of vesting.

For all 12-month periods during the vesting period, the Gas and Power Revenues were substantially less than the Revenue Thresholds. Accordingly, such warrants did not vest and therefore, the Company did not assign any value to the warrants. The warrants expired unvested on September 30, 2004.

Treasury Stock

During the year ended December 31, 2003, the Company received 1,676,232 Class A common stock, Series 2 shares from certain shareholders of the Company related to an order flow commitment shortfall in lieu of cash payments to the Company (Note 14). The Company recorded the receipt of the shares as treasury stock. The Company subsequently reissued 141,924 treasury shares during the year ended December 31, 2003. During the years ended December 31, 2005 and 2004, the Company’s compensation committee reserved 21,250 and 1,425,424 treasury shares, respectively, for potential issuance under the Restricted Plan and 16,812 and 6,865 treasury shares, respectively, for potential issuance under the Director Plan. Treasury stock activity is presented in the accompanying consolidated statements of changes in shareholders’ equity.

Reverse Stock Split

In March 2005, the board of directors approved a reverse stock split, which became effective immediately prior to the November 2005 closing of the initial public offering of the Company’s common stock. The reverse stock split was effected at a ratio of 1 for 4. Following the effective date of the reverse stock split, the par value of the common stock remained at $0.01 per share. As a result, the Company reduced the Class A common stock, Series 1 and Class A common stock, Series 2 in the accompanying consolidated balance sheets by $86,000 and $1.5 million, respectively, with a corresponding increase to additional paid-in capital retroactively for all periods presented. All share and per-share information included in the accompanying consolidated financial statements have also been retroactively adjusted for all periods presented to reflect the 1 for 4 reverse stock split.

12.	Income Taxes

For the three months ended March 31, 2006 and 2005, income before income taxes from domestic operations was $19.1 million and $6.1 million, respectively, and income before income taxes from foreign operations was $9.7 million and $7.3 million, respectively. For the years ended December 31, 2005, 2004 and 2003, income before income taxes from domestic operations was $27.3 million, $10.0 million and $386,000, respectively, and income before income taxes from foreign operations was $32.7 million, $23.7 million and $19.5 million, respectively.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Details of the income tax provision in the accompanying consolidated statements of income for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003, are as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands)

Current tax expense
Domestic	$4,611	$2,330	$11,787	$4,992	$289
Foreign	4,575	2,316	10,464	7,360	6,662

	9,186	4,646	22,251	12,352	6,951

Deferred tax expense (benefit):
Domestic	(145)	(51)	(2,361)	(298)	(402)
Foreign	56	(65)	(305)	(281)	(60)

	(89)	(116)	(2,666)	(579)	(462)

Total tax expense	$9,097	$4,530	$19,585	$11,773	$6,489

The tax effects of temporary differences between the carrying amount of assets and liabilities in the consolidated financial statements and their respective tax bases which give rise to deferred tax assets (liabilities) as of December 31, 2005 and 2004 are as follows:

	December 31,
	2005	2004
	(In thousands)

Deferred tax assets:
Allowance for doubtful accounts	$68	$53
Book depreciation in excess of tax	1,395	591
Deferred compensation	765	134
Accrued expenses	391	867
Tax credits	666	—
Other	26	4

Total deferred tax assets	3,311	1,649

Deferred tax liabilities:
Capitalization and amortization of software development costs	(2,698)	(2,787)
Property and intangible costs	(1,550)	(2,001)
Tax accrued on undistributed earnings of foreign subsidiaries (pre and post acquisition earnings)	(4,028)	(5,030)
Other	(1,161)	(498)

Total deferred tax liabilities	(9,437)	(10,316)

Net deferred tax liabilities	(6,126)	(8,667)
Net current deferred tax (liabilities) assets	(676)	426

Net noncurrent deferred tax liabilities	$(5,450)	$(9,093)

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective income tax rate for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Year Ended
	December 31,
	2005	2004	2003

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	0.8	0.5	0.2
Tax credits	(2.7)	(0.5)	(1.2)
Jobs Act repatriation	(3.4)	—	—
Increase in estimate of U.S. residual taxes	3.3	—	—
Other	(0.4)	(0.1)	(1.3)

Total provision for income taxes	32.6%	34.9%	32.7%

The increase in the tax benefit related to the tax credits for the year ended December 31, 2005 is primarily due to the recognition of state research and development tax credit. The Company’s effective tax rate decreased to 31.6% for the three months ended March 31, 2006 from 33.8% for the three months ended March 31, 2005. The effective tax rate for the three months ended March 31, 2006 is lower than the statutory rate primarily due to tax exempt income and a $1.2 million reduction in U.S. residual taxes that was recorded as a discrete item during the three months ended March 31, 2006. The Company expects the 2006 annual effective tax rate to be approximately 35%.

The pre and post acquisition undistributed earnings of the Company’s foreign subsidiaries based on the period-end exchange rates totaled $36.8 million and $71.5 million as of December 31, 2005 and 2004, respectively, which will not be subject to U.S. income tax until distributed. The Company has provided for U.S. federal income taxes on these undistributed earnings in the accompanying consolidated statements of income as they are not currently permanently reinvested. During the year ended December 31, 2005, a total of $55.0 million was distributed to the U.S.

On October 22, 2004, the Jobs Act introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings in 2004 or 2005, provided certain criteria are met. The deduction would result in an approximate 5.25% federal tax rate on repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the U.S. pursuant to a domestic reinvestment plan established by the Company’s chief executive officer and approved by the Company’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well.

In 2005, the Company completed its evaluation of the repatriation provision and made the determination to repatriate $35.0 million of foreign earnings in accordance with the requirements of the Jobs Act. As a result, the Company recognized a tax benefit of $2.0 million, net of available foreign tax credits. The Company’s chief executive officer and the Company’s board of directors approved a domestic reinvestment plan during the fourth quarter of 2005 and the $35.0 million was repatriated to the U.S.

The Jobs Act tax benefit was offset by tax expense of $2.0 million recorded in the third quarter of 2005 related to an increase to the estimate of U.S. residual taxes due on the remaining undistributed earnings of the Company’s foreign subsidiaries. The impact of this $2.0 million increase in the U.S. residual taxes decreased earnings per share by $0.04 during the year ended December 31, 2005.

13.	Related-Parties

Related-parties include principal owners of the Company and other parties that control or can significantly influence the management or operating policies of the Company. Principal owners include any party that owns more than 10% of the voting interest in or common stock of the Company. During the years ended December 31, 2005, 2004 and 2003, the Company had two shareholders who held more than 10% of the common stock of the Company and are considered related-parties. The Company has classified all companies that had board of director

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

participation as a related-party due to their significant influence over the Company. The Chicago Climate Exchange is considered a related-party due to the founder and Chief Executive Officer of the Chicago Climate Exchange being a member of the Company’s board of directors. Revenues earned from related-parties of the Company totaled $17.5 million, $13.2 million and $12.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005 and 2004, the Company had $1.8 million and $1.5 million, respectively, in accounts receivable from related-parties.

In 2001, the Company entered into annual order flow commitments with related-party companies, which committed these companies to execute a minimum annual volume of transactions through the Platform. Such order flow commitments expired during the year ended December 31, 2003. See Note 14 for more detail on these related-party order flow commitments.

The Company entered into several foreign exchange forward contracts with a related-party company during the year ended December 31, 2004 (Note 15). The Company paid $1.2 million and $353,000 relating to these hedges during the years ended December 31, 2005 and 2004, respectively, to this related-party company. The Company had a $1.3 million liability to this related-party company as of December 31, 2004 relating to a hedge that expired in June 2005, which is included in accrued liabilities in the accompanying consolidated balance sheets.

During 2001, the Company advanced $500,000 to a senior officer of the Company, with the loan due in five installments of $100,000 over a five-year period. The payments would be forgiven each year based on continued employment by the officer. The forgiveness each year was recorded as compensation and benefits expense in the accompanying consolidated statements of income. As of December 31, 2003, the balance of the note totaled $201,000. The remaining balance was forgiven during the year ended December 31, 2004 in connection with the officer entering into a new employment agreement (Note 15).

The Company had a stock put agreement with Continental Power Exchange, Inc., which is the Company’s predecessor company and which is owned by the chief executive officer of the Company. The stock put was canceled in November 2005. See Note 10 for more detail on this related-party stock put agreement.

14.	Order Flow Commitments

The Gas and Power Firms executed annual order flow commitments in connection with their investment in the Company, which committed them to transact a minimum volume of various transactions through the Platform. The Company also entered into order flow commitments with seven companies (the “Euro Gas Order Flow Providers”) during November 2001 to trade European gas products on the Platform.

Gas and Power Firms’ Commitments

Under the terms of the Gas and Power Firms’ annual order flow agreement, the Gas and Power Firms committed as a group to enter into an annual minimum volume of executed North American power and gas transactions through the Platform. The Gas and Power Firms’ annual order flow commitments reset each year and were for a two-year period, which began in July 2001 and expired in June 2003. Under the terms of this agreement, in the event that the Gas and Power Firms failed to meet the minimum volume of transactions specified in the agreement, imputed on a month-to-date basis, the Gas and Power Firms were billed for the difference between the imputed monthly minimum commitment and any actual executed transactions by the members or their affiliates, multiplied by an imputed commission rate. To the extent that the Gas and Power Firms transacted sufficient volume to satisfy the order flow commitments at any point in the annual commitment period, any amounts previously billed as order flow shortfall were refunded to the Gas and Power Firms. Therefore, monthly billings related to unmet order flow commitments were recorded as deferred revenue and not recognized until the end of the annual commitment periods as these amounts were potentially refundable.

For the year ended December 31, 2003, the Company recognized $6.4 million in transaction fee revenues related to unmet Gas and Power Firms’ annual order flow commitment for the commitment period that expired

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

during the year. A portion of the shortfall was paid in cash and the remainder was satisfied through the delivery to the Company of shares of the Company’s Class A common stock, Series 2 (Note 11). The fair market value of the Company’s common stock received from the Gas and Power Firms was in excess of the contractual obligation owed under the order flow shortfall. However, the Company only recognized revenues to the extent of the contractual order flow commitment.

Euro Gas Order Flow Providers’ Commitments

The Euro Gas Order Flow Providers individually committed to enter into executed transactions for European gas (“Euro Gas”) product groups through the Platform which resulted in annual or monthly minimum transaction payments to the Company. The Euro Gas Order Flow Providers’ order flow commitments began in January 2002 and continued through December 2004. Under the terms of such order flow agreements, in the event that the Euro Gas Order Flow Providers failed to execute the annual or monthly required minimum transactions, the Euro Gas Order Flow Providers paid to the Company the difference in transaction fees actually paid and minimum payments required under the order flow agreements. During the years ended December 31, 2004 and 2003, the Company recognized $1.1 million and $764,000, respectively, in transaction fee revenues related to unmet Euro Gas Order Flow Providers’ order flow commitments for commitment periods that expired during such years.

The Euro Gas Order Flow Providers originally received reduced commission rates for executed transactions for Euro Gas products as a result of their commitments in the order flow agreements. However, beginning in March 2003, the Company reduced commission rates for all other customers to be equal to the Euro Gas Order Flow Providers commission rates. The order flow agreements also required the Company to distribute to the Euro Gas Order Flow Providers their respective share of a revenue sharing pool annually through 2006. The revenue sharing pool was equal to 20% of the transaction fee revenues earned by the Company from trading of all Euro Gas product groups, subject to certain adjustments. The Euro Gas Order Flow Providers do not share in the revenue sharing pool, for the current year and for all future years, if they do not trade a minimum annual volume of executed transactions for Euro Gas product groups through the Platform to become an eligible order flow provider. For the year ended December 31, 2003, the Company paid $61,000 relating to the revenue sharing pool to certain Euro Gas Order Flow Providers that qualified as eligible order flow providers. The Company recorded the revenue sharing pool amounts payable to the Euro Gas Order Flow Providers as a reduction to transaction fee revenues.

As of December 31, 2003, none of the Euro Gas Order Flow Providers qualified as eligible order flow providers. Under the terms of the Euro Gas Order Flow Providers’ commitments, the Company is therefore, no longer required to accrue or pay any amounts relating to the revenue sharing pools subsequent to December 31, 2003.

15.	Commitments and Contingencies

Leases

The Company leases office space, equipment facilities, and certain computer equipment. As of December 31, 2005, future minimum lease payments under these noncancelable operating agreements are as follows (in thousands):

2006	$2,149
2007	1,214
2008	868
2009	110
2010	25

$4,366

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2004, the Company had capital lease obligations of $482,000. The amortization of assets recorded under capital leases is included in depreciation expense in the accompanying consolidated statements of income and totaled $1.1 million, $1.2 million and $2.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Rental expense amounted to $4.4 million, $5.3 million and $5.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Licensing Agreement

In March 2002, the Company entered into a long-term, non-exclusive licensing agreement with a third party, which granted the use of the third party’s patent to the Company and its majority-owned and controlled affiliates. The patent relates to automated futures trading systems in which transactions are completed by a computerized matching of bids and offers of futures contracts on an electronic platform. The license of the patent provides legal certainty to traders, clearing banks and brokers wishing to utilize the Company’s Platform for trading futures contracts from within the U.S. Under the agreement, the Company is required to pay minimum annual license fees of $2.0 million beginning April 5, 2002 through the expiration date of the patent in February 2007 along with additional royalty payments calculated quarterly. The agreement covers the Company’s use of the patent in certain markets including energy, certain metals, weather, sulfur and nitrogen pollution allowances and financial products specifically related to products in these markets.

The Company recorded amortization expense of $500,000 during the three months ended March 31, 2006 and 2005 and $2.0 million during the years ended December 31, 2005, 2004 and 2003 relating to the licensing agreement. As of December 31, 2005 and 2004, the balance of $500,000 relating to the unamortized annual license fee payment is included in prepaid expenses in the accompanying consolidated balance sheets. The Company paid royalty payments of $1.0 million, $1.5 million, $32,000 and $14,000 during the three months ended March 31, 2006 and during the years ended December 31, 2005, 2004 and 2003, respectively, which were recorded as selling, general and administrative expenses in the accompanying consolidated statements of income.

Employment Agreements

The Company has entered into employment agreements with all of its corporate officers. If the corporate officers are terminated without cause, the employment agreements result in separation payments ranging from six months to three years of the corporate officer’s annual base salary. In some cases, the employment agreements also stipulate an additional payment for bonus compensation for the balance of the term of the employment agreement. Also, certain employment agreements have provisions that provide for termination payments following a change of control and corresponding loss of employment, which generally provide for base salary, bonus payment, benefits continuation for the full term of the employment agreement (ranging from one to three years), gross up payment for any excise taxes due under Section 4999 of the Internal Revenue Code of 1986 and the acceleration of vesting of any stock options granted after the execution of the employment agreements.

The Company’s U.K. subsidiaries, in accordance with normal U.K. practice, have entered into employment agreements with all of its employees. The employment agreements require a severance notice ranging from one to six months.

Legal Proceedings

In November 2002, the New York Mercantile Exchange, Inc. (“NYMEX”) filed suit against the Company in United States District Court, Southern District of New York. In the suit, NYMEX alleges that the Company has infringed certain intellectual property rights of NYMEX through the use of settlement prices of futures contracts listed on NYMEX and references to NYMEX in describing products traded on the Platform. In September 2004, the Company filed a motion for summary judgment seeking judgment as a matter of law with respect to the claims in NYMEX’s complaint. In September 2005, the court granted the Company’s motion for summary judgment dismissing all claims brought by NYMEX. In dismissing all of NYMEX’s claims, the court found that NYMEX’s

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

settlement prices were not copyrightable works as a matter of law, and that the Company had not engaged in copyright or trademark infringement in referencing NYMEX’s publicly available settlement prices. NYMEX’s trademark dilution and tortious interference claims, which were state law claims, were dismissed on jurisdictional grounds. NYMEX has filed an appeal with respect to the copyright claims and state law claims, but not the federal trademark claims, and the case is presently pending before the Second Circuit Court of Appeals. The Company does not believe that the resolution of this matter will have a material adverse effect on the Company’s consolidated financial condition, results of operations, or liquidity.

On February 2, 2006, MBF Clearing Corp. filed a complaint against the Company in the U.S. District Court for the Southern District of New York asserting that the Company has monopoly power in the markets for electronic trading of Brent Crude Oil futures and certain other energy contracts. On March 22, 2006, the Company filed a motion to dismiss all of MBF Clearing’s claims in the complaint. Rather than responding to the Company’s motion, MBF Clearing filed an amended complaint dropping one state law claim and adding allegations that actions taken by the Company with respect to MBF Clearing were taken with the intention of foreclosing competition from contracts presently traded or to be traded on NYMEX’s electronic trading platform. MBF Clearing, which is a major NYMEX clearing and trading firm and a market maker for certain NYMEX electronic contracts, alleges that the Company disconnected MBF Clearing’s access to the Company’s trading platform and denied MBF Clearing information from ICE Data in breach of a contract with MBF Clearing and in violation of U.S. antitrust laws. MBF Clearing also alleges, among other things, that the Company has engaged in tortious interference with contract and business advantage. The amended complaint does not specify the amount of damages alleged to have been caused to MBF Clearing but requests that MBF Clearing be awarded treble and punitive damages. On June 5, 2006, the Company filed a renewed motion to dismiss all of MBF Clearing’s claims and MBF Clearing filed its brief in opposition of the Company’s motion to dismiss on July 12, 2006. Briefing is still ongoing and the Company plans on filing a reply brief in the near future. The Company intends to vigorously defend these claims and does not believe that the resolution of this matter will have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company is subject to other potential legal proceedings and claims which arise in the ordinary course of business. The Company has concluded that these proceedings and claims have not proceeded sufficiently for their likely outcomes to be determinable. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially and adversely affected by any new developments relating to these proceedings and claims.

Foreign Currency Hedging Transactions

A significant portion of the Company’s revenues, earnings and net assets are exposed to changes in foreign exchange rates, primarily relating to the operations of ICE Futures and the other U.K.-based subsidiaries in relation to pounds sterling. For the years ended December 31, 2005, 2004 and 2003, the U.K. subsidiaries’ average exchange rate of pounds sterling to the U.S. dollar, which was used to translate the U.K. subsidiaries’ revenues and expenses into U.S. dollars, was 1.8128, 1.8296 and 1.6341, respectively. The appreciation of pounds sterling relative to the U.S. dollar has had a significant impact on the Company’s operating results due to the significance of our U.K-based subsidiaries’ operations (Note 19). The Company seeks to manage its foreign exchange risk and exposure in part through operational means, including managing expected local currency revenues in relation to local currency expenses (primarily through billing certain ICE Futures fees in U.S. dollars) and local currency assets in relation to local currency liabilities (primarily through converting the U.K. subsidiaries cash to U.S. dollar denominated investments). In addition, as discussed in Note 2, the Company entered into forward exchange instruments during the years ended December 31, 2004 and 2003 to protect a portion of the net investments in its foreign subsidiaries from adverse fluctuations in foreign exchange rates.

The foreign exchange forward contract derivative financial instruments had maturities ranging from two months to eight months. As of December 31, 2004, the Company had hedged $24.9 million of the $58.2 million in

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

foreign subsidiaries net assets held in pounds sterling based on the year-end exchange rates. The Company did not have any derivative financial instruments as of December 31, 2005. Under SFAS No. 133, changes in the fair value of these derivative financial instruments are recognized as a component of accumulated other comprehensive income, to offset the change in value of the net investment being hedged. For the years ended December 31, 2005, 2004 and 2003, $66,000, ($2.1 million) and ($441,000), respectively, of gains (losses), net of taxes, relating to the derivative financial instruments were recorded in accumulated other comprehensive income in the accompanying consolidated statements of comprehensive income. As of December 31, 2004, $1.3 million relating to the derivative financial instruments was included in accrued liabilities in the accompanying consolidated balance sheets.

When entered into, the Company formally designates and documents the derivative financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Company formally assesses, both at inception and at least quarterly thereafter, whether the derivative financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instruments and the underlying exposure being hedged, fluctuations in the value of the derivative financial instruments are offset by changes in the fair value or cash flows of the underlying exposures being hedged. The Company’s derivatives are OTC financial instruments with liquid markets.

The Company does not enter into derivative financial instruments for trading purposes. The counterparties with whom the Company trades foreign exchange contracts are major U.S. and international financial institutions, including one which is a related-party (Note 13). The Company continually monitors its position with and the credit quality of the financial institutions and does not expect nonperformance by the counterparties.

16.	Employee Benefit Plans

Employees of the Company are eligible to participate in the Company’s 401(k) and Profit Sharing Plan (the “401(k) Plan”). The Company offers a match of 100% of the first 5% of the eligible employee’s compensation contributed to the 401(k) Plan, subject to plan and statutory limits. Total matching contributions under the Company’s 401(k) Plan for the years ended December 31, 2005, 2004 and 2003 were $669,000, $617,000 and $556,000, respectively. No discretionary or profit sharing contributions were made during the years ended December 31, 2005, 2004 or 2003.

The Company’s U.K.-based subsidiaries have a defined contribution pension plan for eligible employees. The Company contributes a percentage of the employee’s base salary to the plan each month and employees are also able to make additional voluntary contributions, subject to plan and statutory limits. The Company’s contribution ranges from 10% to 20% of the employee’s base salary. Total pension contributions made by the Company for the years ended December 31, 2005, 2004 and 2003 were $879,000, $790,000 and $750,000, respectively.

17.	Settlement Expense

In January 2004, EBS Dealing Resources, Inc., (“EBS”), filed a complaint against the Company in United States District Court, Southern District of New York, alleging that the Company infringed upon two patents held by EBS related to credit filter technology for electronic brokerage systems. EBS dropped its claims related to one of its patents. In September 2005, the Company settled the legal action brought by EBS related to the alleged patent infringement. Under the settlement agreement, the Company made a payment of $15.0 million to EBS, and was released from the legal claims brought against it without admitting liability. The payment was classified as “Settlement expense” in the accompanying consolidated statements of income for the year ended December 31, 2005.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

18.	Floor Closure Costs

On April 7, 2005, the Company closed its open-outcry trading floor in London. This was done to take advantage of the increasing acceptance and adoption of electronic trading, and to maintain and enhance the Company’s competitive position. All futures trading is now conducted exclusively on the Company’s electronic platform. The Company recorded floor closure costs of $4.8 million during the second quarter of 2005 in connection with the closure of the open-outcry trading floor. These costs include lease terminations for the building where the floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, and other associated costs, including legal costs and asset impairment charges. This expense was classified as “Floor closure costs” in the accompanying consolidated statements of income, and recorded in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, and SFAS No. 112, Employer’s Accounting for Postemployment Benefits. Liabilities related to the closure costs are classified as “Accrued liabilities” in the accompanying consolidated balance sheets as of December 31, 2005. The following table reflects the components of the floor closure cost charge, and the remaining accrual as of December 31, 2005.

	Floor Closure Cost	Remaining Floor
	Expense-Year Ended	Closure Cost
	December 31,	Accrual at December 31,
	2005	2005
	(In thousands)

Lease termination costs	$2,572	$1,396
Employee termination benefits	1,262	1
Other contract termination costs	273	—
Other associated costs	707	—

Total floor closure costs	$4,814	$1,397

No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred. The difference between floor closure expenses incurred during the year ended December 31, 2005, and the related accrued liability remaining at December 31, 2005, is attributable to cash payments of closure costs, non-cash closure costs, and the effects of foreign exchange rates on the closure costs. Payments of floor closure costs for the year ended December 31, 2005 were $2.7 million. All of the Company’s floor closure costs are attributable to the futures business segment.

19.	Segment Reporting

The Company’s principal business segments consist of its OTC business, its futures business, and its market data business. The operations of ICE Markets US, ICE Markets Corporation, ICE Markets UK and ICE Tech have been included in the OTC business segment as they primarily support the Company’s OTC business operations. The operations of ICE Futures make up the futures business segment and the operations of ICE Data make up the market data business segment. Prior to 2005, we only reported two business segments, the OTC business segment and the futures business segment. The operating results of ICE Data were previously included in these two business segments. In 2005, the market data business segment was broken out into its own business segment in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Prior year amounts have been reclassified to conform to the revised business segment presentation.

Intersegment revenues and transactions attributable to the performance of services are recorded at cost plus an agreed market percentage intercompany profit. Intersegment revenues attributable to licensing transactions have been priced in accordance with comparable third party agreements.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. Financial data for the Company’s business segments and geographic areas are as follows:

		Futures
	OTC Business	Business	Market Data
	Segment	Segment	Business Segment	Total
	(In thousands)

Three Months Ended March 31, 2006:
Revenues from external customers	$26,586	$19,463	$4,233	$50,282
Intersegment revenues	5,077	2,471	1,227	8,775
Depreciation and amortization	2,660	525	3	3,188
Interest income	672	498	8	1,178
Interest expense	63	—	—	63
Income tax expense	4,275	3,993	829	9,097
Net income	10,706	7,416	1,542	19,664
Total assets	232,180	55,822	3,694	291,696
Capital expenditures and software development costs	2,812	504	2	3,318
Goodwill and other intangibles, net	76,654	—	—	76,654
Net cash provided by operating activities	8,614	7,181	1,281	17,076

Geographic areas:

		European
	United States	Union	Total
	(In thousands)

Three Months Ended March 31, 2006:
Revenues from external customers	$28,556	$21,726	$50,282
As of March 31, 2006:
Property and equipment, net	13,222	8,334	21,556

Revenues from one customer of the futures business segment comprised 11.9% of the Company’s futures revenues for the three months ended March 31, 2006. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the three months ended March 31, 2006.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

		Futures
	OTC Business	Business	Market Data
	Segment	Segment	Business Segment	Total
	(In thousands)

Three Months Ended March 31, 2005:
Revenues from external customers	$16,042	$13,100	$2,686	$31,828
Intersegment revenues	2,274	1,036	430	3,740
Depreciation and amortization	3,327	629	2	3,958
Interest income	210	456	—	666
Interest expense	163	—	—	163
Income tax expense	1,921	2,049	560	4,530
Net income	4,025	3,805	1,040	8,870
Total assets	137,297	58,885	3,280	199,462
Capital expenditures and software development costs	1,106	453	4	1,563
Goodwill and other intangibles, net	84,531	—	—	84,531
Net cash provided by (used in) operating activities	8,420	(1,128)	1,029	8,321

Geographic areas:

		European
	United States	Union	Total
	(In thousands)

Three Months Ended March 31, 2005:
Revenues from external customers	$16,998	$14,830	$31,828
As of March 31, 2005:
Property and equipment, net	9,294	8,373	17,667

Revenues from one customer of the futures business segment comprised 11.4% of the Company’s futures revenues for the three months ended March 31, 2005. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the three months ended March 31, 2005.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

		Futures
	OTC Business	Business	Market Data
	Segment	Segment	Business Segment	Total
	(In thousands)

Year ended December 31, 2005:
Revenues from external customers	$84,179	$60,082	$11,604	$155,865
Intersegment revenues	11,034	5,108	1,864	18,006
Floor closure costs	—	4,814	—	4,814
Settlement expense	15,000	—	—	15,000
Depreciation and amortization	12,609	2,464	10	15,083
Interest income	1,076	2,013	1	3,090
Interest expense	613	—	—	613
Income tax expense	7,698	9,606	2,281	19,585
Net income	18,335	17,838	4,237	40,410
Total assets	213,518	47,473	4,779	265,770
Capital expenditures and software development costs	9,557	4,150	26	13,733
Goodwill and other intangibles, net	76,054	—	—	76,054
Net cash provided by operating activities	20,459	23,719	5,634	49,812

Geographic areas:

		European
	United States	Union	Total
	(In thousands)

Year ended December 31, 2005:
Revenues	$90,202	$65,663	$155,865
As of December 31, 2005:
Property and equipment, net	11,974	8,374	20,348

Revenues from one customer of the futures business segment comprised 13.3% of the Company’s futures revenues for the year ended December 31, 2005. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the year ended December 31, 2005.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

		Futures
	OTC Business	Business	Market Data
	Segment	Segment	Business Segment	Total
	(In thousands)

Year ended December 31, 2004:
Revenues from external customers	$49,422	$49,301	$9,691	$108,414
Intersegment revenues	9,160	3,679	1,546	14,385
Depreciation and amortization	14,599	2,415	10	17,024
Interest income	939	1,946	—	2,885
Interest expense	137	—	—	137
Income tax expense	2,509	7,397	1,867	11,773
Net income	4,744	13,738	3,467	21,949
Total assets	148,629	56,300	2,589	207,518
Capital expenditures and software development costs	4,431	2,107	6	6,544
Goodwill and other intangibles, net	86,075	—	—	86,075
Net cash provided by operating activities	17,480	18,703	3,978	40,161

Geographic areas:

		European
	United States	Union	Total
	(In thousands)

Year ended December 31, 2004:
Revenues	$53,009	$55,405	$108,414
As of December 31, 2004:
Property and equipment, net	10,263	9,101	19,364

Revenues from one customer of the futures business segment comprised 14.7% of the Company’s futures revenues for the year ended December 31, 2004. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the year ended December 31, 2004.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

		Futures
	OTC Business	Business	Market Data
	Segment	Segment	Business Segment	Total
	(In thousands)

Year ended December 31, 2003:
Revenues from external customers	$43,202	$42,802	$7,742	$93,746
Intersegment revenues	5,923	3,198	1,429	10,550
Depreciation and amortization	17,219	2,117	5	19,341
Interest income	463	1,231	—	1,694
Interest expense	80	—	—	80
Income tax expense	307	5,616	566	6,489
Net income (loss)	(2,004)	12,065	3,316	13,377
Total assets	157,575	55,401	1,903	214,879
Capital expenditures and software development costs	4,108	2,650	24	6,782
Goodwill and other intangibles, net	81,448	—	—	81,448
Net cash provided by operating activities	11,855	11,952	3,286	27,093

Geographic areas:

		European
	United States	Union	Total
	(In thousands)

Year ended December 31, 2003:
Revenues	$45,635	$48,111	$93,746
As of December 31, 2003:
Property and equipment, net	15,283	10,342	25,625

Revenues from one customer of the futures business segment comprised 17.4% of the Company’s futures revenues for the year ended December 31, 2003. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the year ended December 31, 2003.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

20.	Earnings Per Common Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003:

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(In thousands, except per share amounts)

Basic:
Net income (loss) available to common shareholders	$19,664	$8,870	$(20,909)	$21,949	$19,987

Weighted average common shares outstanding	55,533	52,866	53,218	52,865	54,329

Basic earnings (loss) per common share	$0.35	$0.17	$(0.39)	$0.42	$0.37

Diluted:
Weighted average common shares outstanding	55,533	52,866	53,218	52,865	54,329

Effect of dilutive securities:
Stock options and warrants	3,439	197	—	197	311

Diluted weighted average common shares outstanding	58,972	53,063	53,218	53,062	54,640

Diluted earnings (loss) per common share	$0.33	$0.17	$(0.39)	$0.41	$0.37

The impact of outstanding stock options is considered to be antidilutive in the calculation of diluted earnings per share when a net loss available to common shareholders is reported. The Company’s outstanding stock options have not been included in the computation of diluted earnings per share during the year ended December 31, 2005 due to the $20.9 million net loss available to common shareholders as a result of the $61.3 million charged to retained earnings related to the redeemable stock put adjustments. Therefore, the Company’s diluted earnings per share is computed in the same manner as basic earnings per share during the year ended December 31, 2005. The 2,862,579 Class B redeemable common shares and substantially all of the Gas and Power Firms’ warrants to purchase 5,804,095 common shares have not been included in the computation of diluted earnings per share during the years ended December 31, 2004 and 2003 when they were outstanding because their effects would be antidilutive.

IntercontinentalExchange, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

21.	Quarterly Financial Data (Unaudited)

The following table has been prepared from the financial records of the Company, and reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods presented.

	1st Qtr	2nd Qtr(a)	3rd Qtr(a)	4th Qtr(a)(b)
	(In thousands, except per share amounts)

Year Ended December 31, 2005
Revenues	$31,828	$37,530	$45,245	$41,262
Operating income (loss)	12,408	(1,973)	24,862	20,908
Net income (loss) available to common shareholders	8,870	(6,735)	2,755	(25,799)
Earnings (loss) per common share(c):
Basic	$0.17	$(0.13)	$0.05	$(0.48)
Diluted	$0.17	$(0.13)	$0.05	$(0.48)
Year Ended December 31, 2004
Revenues	$24,213	$26,258	$29,447	$28,496
Operating income	6,878	7,745	9,717	8,054
Net income available to common shareholders	4,622	5,437	7,051	4,839
Earnings per common share(c):
Basic	$0.09	$0.11	$0.13	$0.09
Diluted	$0.09	$0.10	$0.13	$0.09

(a)	The Company recognized ($6.6 million), ($14.1 million) and ($40.6 million) in redemption adjustments to the Redeemable Stock Put during the second, third and fourth quarters of 2005, respectively. This resulted from an increase in the per share fair market value of the Company’s common stock (Note 10).

(b)	The Company recognized $2.3 million in a special fee rebate program during the fourth quarter of 2004. The fee rebate was shown as a reduction to revenues and was designed to promote the electronic futures trading on our Platform (Note 2).

(c)	The annual earnings (loss) per common share may not equal the sum of the individual quarter’s earnings (loss) per common share due to rounding.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

     Unless otherwise indicated, all information in this prospectus assumes that the underwriters’ over-allotment option will not be exercised.

8,000,000 Shares

Common Stock

Joint Book-Running Managers

Goldman, Sachs & Co.
Morgan Stanley

UBS Investment Bank
William Blair & Company
Sandler O’Neill + Partners, L.P.
Societe Generale

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Offering and Distribution

The following is a statement of the estimated expenses, to be paid solely by the Registrant, to be incurred in connection with the distribution of the securities registered under this registration statement:

Amount to
be Paid

SEC registration fee	$45,637
NASD fees and expenses	43,151
Legal fees and expenses	300,000
Accounting fees and expenses	200,000
Printing and engraving fees	190,000
Miscellaneous	211,212

Total	$990,000

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Corporation, subject to certain limitations. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise. Section 7.6 of our bylaws provides for indemnification by us of our directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. Our charter provides for such limitation of liability.

We expect to maintain standard policies of insurance under which coverage is provided (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (2) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Unregistered Securities Transactions

During the past three years, the Registrant has issued securities that were not registered under the Securities Act as described below. As discussed below, the Registrant offered and sold the securities that it issued in such transactions in reliance on the exemption from registration under Rule 701 of the Securities Act, relating to offers and sales of securities pursuant to benefit plans and contracts relating to compensation. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

2000 Stock Option Plan

Pursuant to its 2000 Stock Option Plan, the Registrant granted stock options to its employees and members of the board of directors to purchase shares of its Class A common stock, Series 2 (the “Class A2 shares”), and issued Class A2 shares upon exercise of vested stock options previously granted under this plan as follows:

Option Grants

•	On February 17, 2003, the Registrant granted options to purchase 44,875 Class A2 shares at an exercise price of $12.00 per share, representing a total value of $538,500 as of that date.

•	On December 11, 2003, the Registrant granted options to purchase 1,739,713 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $13,917,704 as of that date.

•	On October 11, 2004, the Registrant granted options to purchase 1,639,645 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $13,117,160 as of that date.

•	On December 14, 2004, the Registrant granted options to purchase 22,000 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $176,000 as of that date.

•	On January 5, 2005, the Registrant granted options to purchase 175,000 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $1,400,000 as of that date.

•	On April 11, 2005, the Registrant granted options to purchase 65,125 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $521,000 as of that date.

•	On June 13, 2005, the Registrant granted options to purchase 51,750 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $414,000 as of that date.

•	On November 14, 2005, the Registrant granted options to purchase 87,950 Class A2 shares at an exercise price equal to the initial public offering price per share, representing a total value of $2,198,750 as of that date (assuming a per share price equal to the midpoint of the estimated price range set forth on the cover page of the prospectus).

Stock Issuances

•	On January 23, 2003, the Registrant issued 1,250 Class A2 shares for cash upon exercise of vested options at an exercise price of $12.00 per share for total consideration of $15,000.

•	On July 18, 2003, the Registrant issued 1,250 Class A2 shares for cash upon exercise of vested options at an exercise price of $7.04 per share for total consideration of $8,800.

•	On January 27, 2004, the Registrant issued 1,500 Class A2 shares for cash upon exercise of vested options at an exercise price of $7.04 per share for total consideration of $10,560.

•	On March 12, 2004, the Registrant issued 500 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $2,100.

•	On April 16, 2004, the Registrant issued 250 Class A2 shares for cash upon exercise of vested options at an exercise price of $7.04 per share for total consideration of $1,760.

•	On March 16, 2005, the Registrant issued 250 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $2,000.

•	On May 20, 2005, the Registrant issued 752 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $6,020.

•	On May 20, 2005, the Registrant issued 911 Class A2 shares for cash upon exercise of vested options at an exercise price of $12.00 per share for total consideration of $10,935.

•	On May 20, 2005, the Registrant issued 1,770 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $14,166.

•	On May 20, 2005, the Registrant issued 2,187 Class A2 shares for cash upon exercise of vested options at an exercise price of $12.00 per share for total consideration of $26,247.

•	On May 27, 2005, the Registrant issued 8,750 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $36,750.

•	On June 16, 2005, the Registrant issued 6,250 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $26,250.

•	On July 1, 2005, the Registrant issued 468 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $3,748.

•	On August 23, 2005, the Registrant issued 35,512 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $149,152.50.

•	On September 3, 2005, the Registrant issued 5,208 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $41,666.

•	On September 3, 2005, the Registrant issued 3,958 Class A2 shares for cash upon exercise of vested options at an exercise price of $12.00 per share for total consideration of $47,499.

•	On September 29, 2005, the Registrant issued 10,653 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $44,745.75.

•	On September 29, 2005, the Registrant issued 25,092 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $200,740.

The Registrant offered and sold the securities in these transactions in reliance on the exemption from registration under Rule 701 of the Securities Act based on the value of the options granted or securities issued in each of 2003, 2004 and 2005 under this plan, which did not exceed 15% of the Class A2 shares (together with securities offered and sold pursuant to the 2003 Restricted Stock Deferral Plan for Outside Directors and the 2004 Restricted Stock Plan).

2003 Restricted Stock Deferral Plan for Outside Directors

Pursuant to the 2003 Restricted Stock Deferral Plan for Outside Directors, the Registrant granted awards of restricted stock or restricted stock units to members of the board of directors as follows:

•	On March 31, 2003, the Registrant granted 1,177 restricted stock units at a fair market value of $12.00 per share, representing $14,124 in restricted stock compensation.

•	On June 30, 2003, the Registrant granted 625 restricted stock units at a fair market value of $12.00 per share, representing $7,500 in restricted stock compensation.

•	On September 30, 2003, the Registrant granted 562 restricted stock units at a fair market value of $12.00 per share, representing $6,750 in restricted stock compensation.

•	On December 31, 2003, the Registrant granted 1,406 restricted stock units at a fair market value of $8.00 per share, representing $11,250 in restricted stock compensation.

•	On March 31, 2004, the Registrant granted 843 restricted stock units at a fair market value of $8.00 per share, representing $6,750 in restricted stock compensation.

•	On June 30, 2004, the Registrant granted 750 restricted stock units at a fair market value of $8.00 per share, representing $6,000 in restricted stock compensation.

•	On September 30, 2004, the Registrant granted 750 restricted stock units at a fair market value of $8.00 per share, representing $6,000 in restricted stock compensation.

•	On December 31, 2004, the Registrant granted 750 restricted stock units at a fair market value of $8.00 per share, representing $6,000 in restricted stock compensation.

•	On March 31, 2005, the Registrant granted 6,937 shares of restricted stock at a fair market value of $8.00 per share, representing $55,500 in restricted stock compensation.

•	On June 30, 2005, the Registrant granted 5,181 shares of restricted stock at a fair market value of $11.00 per share, representing $57,000 in restricted stock compensation.

•	On September 30, 2005, the Registrant granted 2,758 shares of restricted stock at a fair market value of $17.40 per share, representing $48,000 in restricted stock compensation.

The Registrant offered the restricted stock and restricted stock units in these transactions in reliance on the exemption from registration under Rule 701 of the Securities Act based on the value of the stock granted or securities issued in each of 2003, 2004 and 2005 under this plan, which did not exceed 15% of the Class A2 shares (together with securities offered and sold pursuant to the 2000 Stock Option Plan and 2004 Restricted Stock Plan).

2004 Restricted Stock Plan

Pursuant to the 2004 Restricted Stock Plan, the Registrant granted awards of restricted stock units to its senior officers and members of the board of directors as follows:

•	On October 11, 2004, the Registrant granted 1,425,425 restricted stock units at a fair market value of $8.00 per share, representing $11,403,400 in restricted stock compensation.

•	On October 24, 2005, the Registrant granted 21,250 restricted stock units at a fair market value of $17.40 per share, representing $369,750 in restricted stock compensation.

As of May 31, 2006, no Class A2 shares have been issued under this plan.

The Registrant offered the restricted stock units in these transactions in reliance on the exemption from registration under Rule 701 of the Securities Act based on the value of the stock granted or securities issued in 2004 under this plan, which did not exceed 15% of the Class A2 shares (together with securities offered and sold pursuant to the 2000 Stock Option Plan and 2003 Restricted Stock Deferral Plan for Outside Directors).

Item 16.	Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description of Document

1.1	—	Form of Underwriting Agreement.
3.1	—	Fourth Amended and Restated Certificate of Incorporation of IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K, filed with the SEC on March 10, 2006, File No. 001-32671).
3.2	—	Amended and Restated Bylaws of IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K, filed with the SEC on March 10, 2006, File No. 001-32671).
5.1	—	Opinion of Sullivan & Cromwell LLP.*
10.1	—	Employment Agreement, dated as of September 27, 2004, between IntercontinentalExchange, Inc. and Jeffrey C. Sprecher (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).
10.2	—	Employment Agreement, dated as of April 14, 2003, between IntercontinentalExchange, Inc. and Charles A. Vice (incorporated by reference to Exhibit 10.2 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).
10.3	—	Employment Agreement, dated as of April 14, 2003, between IntercontinentalExchange, Inc. and Richard V. Spencer (incorporated by reference to Exhibit 10.3 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

Exhibit
Number		Description of Document

10.4	—	Employment Agreement, dated as of May 12, 2006, between IntercontinentalExchange, Inc. and David S. Goone (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed with the SEC on May 17, 2006, File No. 001-32671).
10.5	—	Employment Agreement, dated as of May 9, 2003, between IntercontinentalExchange, Inc. and Edwin D. Marcial (incorporated by reference to Exhibit 10.5 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).
10.6	—	Employment Agreement, dated as of May 24, 2004, between IntercontinentalExchange, Inc. and Johnathan H. Short (incorporated by reference to Exhibit 10.6 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).
10.7	—	IntercontinentalExchange, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.8 to our registration statement on Form S-1, filed with the SEC on May 16, 2005, File No. 333-123500).
10.8	—	IntercontinentalExchange, Inc. 2003 Restricted Stock Deferral Plan for Outside Directors. (incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K, filed with the SEC on March 10, 2006, File No. 001-32671).
10.9	—	IntercontinentalExchange, Inc. 2004 Restricted Stock Plan. (incorporated by reference to Exhibit 10.9 to our Annual Report on Form 10-K, filed with the SEC on March 10, 2006, File No. 001-32671).
10.10	—	IntercontinentalExchange, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to our registration statement on Form S-1, filed with the SEC on June 6, 2005, File. No. 333-123500).
10.11	—	Amendment and Restatement Agreement, dated as of October 9, 2003, between The London Clearing House Limited and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.12 to our registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).†
10.12	—	Clearing Services Agreement, dated as of October 2003, between The International Petroleum Exchange of London Limited and The London Clearing House Limited (incorporated by reference to Exhibit 10.13 to our registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).†
10.13	—	TRS — Application Services Agreement, dated as of April 21, 2001, between The International Petroleum Exchange of London Limited and LIFFE Services Company Limited (incorporated by reference to Exhibit 10.14 to our registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).†
10.14	—	Credit Agreement, dated as of November 17, 2004, between IntercontinentalExchange, Inc. and Wachovia, National Association (incorporated by reference to Exhibit 10.15 to our registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).
10.15	—	Patent License Agreement, dated as of March 29, 2002, between eSpeed, Inc. and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.16 to our registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).
10.16	—	Office Lease, dated as of June 8, 2000, as amended, between CMD Realty Investment Fund IV, L.P. and IntercontinentalExchange, LLC (incorporated by reference to Exhibit 10.17 to our registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).†
10.17	—	Licensing and Services Agreement, dated as of July 1, 2003, between IntercontinentalExchange, Inc. and Chicago Climate Exchange, Inc. (incorporated by reference to Exhibit 10.18 to our registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).
10.18	—	AT&T Master Agreement (MA Reference No. MA 35708) and Addendum to Master Agreement, dated as of April 8, 2002, between AT&T Corporation and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.19 to our registration statement on Form S-1, filed with the SEC on June 13, 2005, File No. 333-123500).
10.19	—	Lease of Part (Offices) (WTC/Q/W) (Part): 2.18.1), dated April 24, 1996, between Clipper Investments Limited and The International Petroleum Exchange of London Limited (incorporated by reference to Exhibit 10.20 to our registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).†

Exhibit
Number		Description of Document

10.20	—	Resident Member’s Agreement, dated as of December 2, 1983, between St. Katharine-By-The-Tower Limited and Aegis Insurance Services Limited (incorporated by reference to Exhibit 10.21 to our registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).†
10.21	—	Resident Member’s Agreement, dated as of November 28, 1991, between St. Katharine-By-The-Tower Limited and The International Petroleum Exchange of London Limited (incorporated by reference to Exhibit 10.22 to our registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).†
10.22	—	Lease of Part (Offices) (Suite Ref. 2.17), dated as of April 28, 2003, between Inter One Limited and Inter Two Limited and The International Petroleum Exchange of London Limited (incorporated by reference to Exhibit 10.23 to our registration statement on Form S-1, filed with the SEC on June 6, 2005, File No. 333-123500).†
10.23	—	First Amendment to Credit Agreement, dated as of June 9, 2005, between IntercontinentalExchange, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.24 to our registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).
10.24	—	Deed of Novation, dated July 22, 2005, between The International Petroleum Exchange of London Limited, LIFFE Services Limited, Atos Euronext Market Solutions Limited, and LIFFE Administration and Management (incorporated by reference to Exhibit 10.25 to our registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500)
10.25	—	Settlement Agreement, dated as of September 1, 2005, by and between EBS Group Limited and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.26 to our registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).
10.26	—	Lease Amendment Six, dated as of October 12, 2005, by and between CMD Realty Investment Fund IV, L.P. and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.27 to our registration statement on Form S-1, filed with the SEC on October 14, 2005, File No. 333-123500).†
10.27	—	Second Amendment to Credit Agreement, dated as of October 18, 2005, between IntercontinentalExchange, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.27 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).
10.28	—	Consultancy Agreement, dated as of October 24, 2005, between The International Petroleum Exchange of London and Richard Ward (incorporated by reference to Exhibit 10.28 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).
10.29	—	Letter Agreement, dated as of October 24, 2005, between The International Petroleum Exchange of London and Richard Ward (incorporated by reference to Exhibit 10.29 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).
10.30	—	Form of Registration Rights Agreement by and among IntercontinentalExchange, Inc. and the parties listed in Annex A thereto (incorporated by reference to Exhibit 10.30 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).
10.31	—	Contribution and Asset Transfer Agreement, dated as of May 11, 2000, by and between IntercontinentalExchange, LLC, Continental Power Exchange, Inc., and Jeffrey C. Sprecher (incorporated by reference to Exhibit 10.31 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).
10.32	—	First Amendment to Contribution and Asset Transfer Agreement, dated as of May 17, 2000, by and among IntercontinentalExchange, LLC, Continental Power Exchange, Inc., and Jeffrey C. Sprecher (incorporated by reference to Exhibit 10.32 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).
10.33	—	Second Amendment to Contribution and Asset Transfer Agreement, dated as of October 24, 2005, by and among IntercontinentalExchange, Inc., Continental Power Exchange, Inc., and Jeffrey C. Sprecher (incorporated by reference to Exhibit 10.33 to our registration statement on Form S-1, filed with the SEC on October 25, 2005, File No. 333-123500).

Exhibit
Number		Description of Document

10.34	—	Lease Amendment Seven, dated as of May 12, 2006, by and between CMD Realty Investment Fund IV, L.P. and IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed with the SEC on May 17, 2006, File No. 001-32671).†
21.1	—	Subsidiaries of IntercontinentalExchange, Inc. (incorporated by reference to Exhibit 21.1 to our Annual Report on Form 10-K, filed with the SEC on March 10, 2006, File No. 001-32671).
23.1	—	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	—	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).*
24.1	—	Power of Attorney (included on the signature page).*

*	Previously filed.

†	Confidential treatment has been requested or previously granted to portions of this exhibit by the SEC.

(b) Financial Statement Schedule

INTERCONTINENTALEXCHANGE, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Year Ended December 31, 2005, 2004 and 2003

		Additions Charged
	Balance at	to Costs and		Balance at End of
Description	Beginning of Year	Expenses(1)	Deductions(2)	Year
		(In thousands)

Year Ended December 31, 2005:
Allowance for doubtful accounts	$171	$189	$(99)	$261
Year Ended December 31, 2004:
Allowance for doubtful accounts	$123	$140	$(92)	$171
Year Ended December 31, 2003:
Allowance for doubtful accounts	$446	$435	$(758)	$123

(1)	Additions charged to costs and expenses for the allowance for doubtful accounts are based on our historical collection experiences and management’s assessment of the collectibility of specific accounts. This column also includes the foreign currency translation adjustments.

(2)	Deductions represent the write-off of uncollectible receivables, net of recoveries.

Item 17.	Undertakings

The undersigned hereby undertakes:

(a) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on the 14th day of July, 2006.

INTERCONTINENTALEXCHANGE, INC.

By:	/s/ Richard V. Spencer
Name: Richard V. Spencer

Title:	Senior Vice President,
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on the 14th day of July, 2006.

Signature	Title(s)

* Jeffrey C. Sprecher	Chairman of the Board and Chief Executive Officer (principal executive officer)

* Charles R. Crisp	Director

* Jean-Marc Forneri	Director

* Sir Robert Reid	Director

* Frederic V. Salerno	Director

* Richard L. Sandor, Ph.D.	Director

/s/ Richard V. Spencer Richard V. Spencer	Senior Vice President, Chief Financial Officer (principal financial and accounting officer)

* Judith A. Sprieser	Director

* Vincent Tese	Director

By:	/s/ Richard V. Spencer
Richard V. Spencer
Attorney-in-Fact